# *Sustained Growth*
# *Historic Achievements*





Cubist 2007 Annual Report

CUBIST
PHARMACEUTICALS

# Building Long-Term Value

| | Research | Development | | | | Market |
|---|---|---|---|---|---|---|
| | | IND Filing | Phase 1 | Phase 2 | Phase 3 | |
| | | | | | | |
| CB-183872* | | IND 2H08 | | | | |
| CDAD | | IND YE08 | | | | |
| Gram-Negative Lipopeptide | | | | | | |

* formerly IB657 from Illumigen Biosciences

As 2008 begins, Cubist continues to build long-term value as a growing acute care biopharmaceutical company. The historic success of our first-in-class I.V. antibiotic, CUBICIN® (daptomycin for injection) provides the foundation. Pipeline programs include CB-183872*, a therapy in development for the treatment of Hepatitis C (HCV), and an antibiotic in development for the treatment of *Clostridium difficile*-associated diarrhea, or CDAD. We expect to file investigative new drug (IND) applications for both of these programs this year. Also in pre-clinical development are candidates for the treatment of infections caused by multi-drug-resistant Gram-negative infections.





To our shareholders:

In 2007, Cubist Pharmaceuticals produced impressive top line growth while also delivering its first GAAP profitable fiscal year. Financial performance last year was driven by the continued historic revenue growth of our successful I.V. antibiotic, CUBICIN® (daptomycin for injection). In its fourth full year since launch in the U.S., CUBICIN delivered more than 50% year-over-year net revenue growth. We also made important progress on our antiinfective pre-clinical programs and acquired a promising program for Hepatitis C (HCV) therapy. As reported in our conference call reporting on 2007 results, we plan to file two Investigative New Drug (IND) applications in 2008.

As of year-end, CUBICIN has been used as therapy in the treatment of more than an estimated 460,000 patients with serious, sometimes life-threatening infections in the U.S. alone. The trajectory we are on with this potent therapy continues to be fueled by market growth as well as the differentiating label and product attributes of CUBICIN. A key contributor is the growing medical need created by multi-drug-resistant *Staphylococcus aureus*, or MRSA, infections, both in acute care settings and, increasingly, in the community.

We continue to invest in optimizing the long term opportunity for CUBICIN, consistent with our expectations of peak year sales in the U.S. alone of more than $750 Million. We are developing additional clinical data, including optimized dosing for CUBICIN as treatment for infections including prosthetic joint infections and as therapy for children. In 2007 we also completed agreements with other pharmaceutical companies that now provide a commercial path forward for CUBICIN across the globe.

Intellectual property protection for CUBICIN in the U.S. and other major markets extends until September, 2019. Under the terms of Hatch-Waxman legislation enacted in 1984, a generic manufacturer has the right to challenge the U.S. patent protection of a drug, by filing an ANDA with a paragraph IV certification, one year prior to the expiration of FDA-granted data exclusivity—for CUBICIN, as of September, 2007. We are confident in the strength of the CUBICIN patents. For example, the method of administration, or dosing, patents are based on the discoveries of Cubist scientists Drs. Tally and Oleson after we in-licensed daptomycin, a compound which had been shelved after 12 years of investment by Eli Lilly. Without the scientific work recognized by these patents, daptomycin could not have become the life saving I.V. therapy, CUBICIN. The apparent lack of a filer at the earliest opportunity, in spite of the first filer incentives created by Hatch-Waxman, suggests that others also recognize the strength of the CUBICIN patent estate. However, the theoretical possibility of an ANDA filing, and what some view as "headline risk", we believe, has created an overhang on the value of CBST shares in the early months of 2008.

We continue to pursue a strategy of pipeline building through both externally secured and internally discovered programs, in the anti-infective, and more broadly, acute care space. As recently announced, we have hired a new Chief Scientific Officer, Dr. Steve Gilman, a highly respected and experienced scientist and biotech business leader, who will oversee our discovery and non-clinical development activities. Fueled by the continued growth of CUBICIN revenues, we anticipate the ability both to grow the top line at a healthy rate while also deliberately, in a financially disciplined and scientifically rigorous fashion, making investments to add products to our product pipeline. Additional products would leverage our scientific and development expertise as well as the world class acute care commercial infrastructure we have built in the U.S.

Our late 2007 Go/No-Go reviews of pre-clinical programs led to decisions to proceed toward an IND filing in 2008 with an antibiotic therapy we are developing for *Clostridium difficile*-associated diarrhea or CDAD; and to continue advanced pre-clinical development of lead candidates in our Gram-negative therapy program. As announced when we acquired Illumigen Biosciences in late December, we also plan an IND filing in 2008 for the CB-183872* compound brought in through this transaction. CB-183872* has potent antiviral activity against HCV and other viruses, and has the potential to be a safe and effective mainstay of therapy for Hepatitis C.

Last year was one of great accomplishment for Cubist. I thank our employees for their dedication and skillful contributions, our Board of Directors for their wise counsel and effective oversight, and you, our shareholders, for your continued support.

Michael W. Bonney
President & CEO

* formerly IB657 from Illumigen Bioscienc

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number 0-21379**

# CUBIST PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)



| | |
|---|---|
| **Delaware** | **22-3192085** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |

**65 Hayden Avenue, Lexington, MA 02421**
(Address of Principal Executive Offices and Zip Code)

**(781) 860-8660**
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $0.001 Par Value | Nasdaq Global Select Market[SM] |
| Series A Junior Participating Preferred Stock Purchase Rights | Nasdaq Global Select Market[SM] |

Securities registered pursuant to Section 12(g) of the Act:
**None**
(Title of Each Class)
(Name of Each Exchange on Which Registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ | Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value per share, held by non-affiliates of the registrant as of June 30, 2007 was approximately $930.0 million, based on 47,186,820 shares held by such non-affiliates at the closing price of a share of common stock of $19.71 as reported on the NASDAQ Global Select Market[SM] on such date. The number of outstanding shares of common stock of Cubist on February 25, 2008 was 56,218,625.

**DOCUMENTS INCORPORATED BY REFERENCE**
**PORTIONS OF THE REGISTRANT'S DEFINITIVE PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 10, 2008 ARE INCORPORATED BY REFERENCE INTO PART III.**

**Cubist Pharmaceuticals, Inc.**

**Annual Report on Form 10-K**

**Table of Contents**

## FORWARD-LOOKING STATEMENTS

This document contains and incorporates by reference "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In some cases, these statements can be identified by the use of forward-looking terminology such as "may," "will," "could," "should," "would," "expect," "anticipate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state trends and known uncertainties or other forward-looking information. You are cautioned that forward-looking statements are based on current expectations and are inherently uncertain. Actual performance and results of operations may differ materially from those projected or suggested in the forward-looking statements due to certain risks and uncertainties, including the risks and uncertainties described or discussed in the section entitled "Risk Factors" in this Annual Report. The forward-looking statements contained and incorporated herein represent our judgment as of the date of this Annual Report, and we caution readers not to place undue reliance on such statements. The information contained in this Annual Report is provided by us as of the date of this Annual Report, and we do not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Forward-looking statements include information concerning possible or assumed future results of our operations, including statements regarding:

- our expectations regarding publishing, clinical trials, development time lines and regulatory authority approval for and oversight of CUBICIN or other drug candidates;
- our expected research and development investment and expenses and gross margins;
- our expectations regarding our personnel needs, including with respect to our sales force;
- our expectations regarding our acquisition and integration of Illumigen Biosciences, Inc., or Illumigen;
- the continuation of our collaborations and our ability to establish and maintain successful manufacturing, sales and marketing, distribution and development collaborations;
- our expectations regarding our needs for CUBICIN active pharmaceutical ingredient, or API;
- our intention not to repurchase our shares in the foreseeable future;
- our expectations regarding the payment of dividends and potential repurchases of our securities;
- the impact of new accounting pronouncements;
- our future capital requirements and our ability to finance our operations;
- our expected efforts to evaluate product candidates and build our pipeline; and
- our business strategy and our expectations regarding general business conditions and growth in the biopharmaceutical industry and the overall economy.

Many factors could affect our actual financial results and could cause these actual results to differ materially from those in these forward-looking statements. These factors include the following:

- the level of acceptance of CUBICIN by physicians, patients, third-party payors and the medical community;
- any changes in the current or anticipated market demand or medical need for CUBICIN;
- any unexpected adverse events related to CUBICIN, particularly as CUBICIN is used in the treatment of a growing number of patients around the world;

- the effectiveness of our sales force and our sales force's ability to access targeted physicians;
- whether or not third parties may seek to market generic versions of our products by filing Abbreviated New Drug Applications, or ANDAs, with the FDA, and the results of any litigation that we file to defend and/or assert our patents against such generic companies;
- competition in the markets in which we and our partners market CUBICIN, including marketing approvals for new products that will be competitive with CUBICIN;
- our ability to discover, acquire or in-license drug candidates and develop and achieve commercial success for drug candidates;
- the ability of our third party manufacturers, including our single source provider of API, to manufacture sufficient quantities of CUBICIN in accordance with Good Manufacturing Practices and other requirements of the regulatory approvals for CUBICIN and at an acceptable cost;
- our ability to integrate successfully the operations of any business that we may acquire and the potential impact of any future acquisition on our financial results;
- whether the U.S. Food and Drug Administration, or FDA, accepts proposed clinical trial protocols that may be achieved in a timely manner for additional studies of CUBICIN or any other drug candidate we seek to enter into clinical trials;
- our ability to conduct successful clinical trials in a timely manner;
- the effect that the results of ongoing or future clinical trials of CUBICIN may have on its acceptance in the medical community;
- whether we will receive, and the potential timing of, regulatory approvals or clearances to market CUBICIN in countries where it is not yet approved;
- legislative and policy changes in the United States and other jurisdictions where our products are sold that may affect the ease of getting a new product or a new indication approved;
- changes in government reimbursement for our or our competitors' products;
- our dependence upon collaborations with our partners and our partners' ability to execute on development, regulatory and sales expectations in their territories;
- our ability to finance our operations;
- potential costs resulting from product liability or other third party claims;
- our ability to protect our proprietary technologies; and
- a variety of risks common to our industry, including ongoing regulatory review, public and investment community perception of the industry, legislative or regulatory changes, and our ability to attract and retain talented employees.

## PART I

### ITEM 1. BUSINESS

Cubist Pharmaceuticals, Inc., which we refer to as "Cubist" or the "Company", was incorporated in Delaware in 1992. We completed our initial public offering in 1996, and our shares are listed on the NASDAQ Global Select Market, where our symbol is CBST. Our principal offices are located at 65 Hayden Avenue, Lexington, Massachusetts. Our telephone number is 781-860-8660, and our website address is www.cubist.com.

#### Corporate Overview and Business Strategy

Cubist is a biopharmaceutical company focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment. To date, we have concentrated exclusively on developing products for the anti-infective marketplace.

Cubist has one marketed product, an intravenous (IV) antibiotic, CUBICIN® (daptomycin for injection), which was launched in the U.S. in November 2003. CUBICIN is approved in the U.S. for the treatment of complicated skin and skin structure infections, or cSSSI, caused by *Staphylococcus aureus (S. aureus)* and certain other Gram-positive bacteria, and for blood-stream infections (bacteremia), including right-sided infective endocarditis, caused by methicillin susceptible and methicillin resistant *S. aureus* (MSSA and MRSA). Since its U.S. launch, CUBICIN also has received similar regulatory approvals in many markets outside the U.S., including the European Union and Canada. Cubist commercializes CUBICIN in the U.S. and has established marketing agreements with other companies for commercialization of CUBICIN in all countries outside the U.S.

We have focused our pipeline building efforts on opportunities that leverage our anti-infective and acute-care discovery, development, regulatory, and commercialization expertise. Currently, we have two anti-infective programs approaching the Investigational New Drug Application, or IND, filing stage preparatory to clinical trials. These programs are described in the Product Pipeline section of this report.

#### The Markets for Which We Develop and Market Acute Care Therapy Today

*Antibacterial Agents for Serious Infections*

Antibacterial therapies work by inhibiting specific critical processes in a bacterial pathogen. Such therapies can be either static—inhibiting growth of the pathogen, or cidal—causing the death of the pathogen. Many antibiotics in use today were developed and introduced into the market from the 1950s to the 1980s. Most of these were developed from existing classes of drugs such as semi-synthetic penicillins, cephalosporins, macrolides, quinolones and carbapenems. Only two new antibiotics from new chemical classes have been introduced to the market in the past 35 years—Zyvox, a static agent which is known generically as linezolid and is from the oxazolidinones chemical class, and CUBICIN, a cidal agent known generically as daptomycin, which is a lipopeptide.

The increasing prevalence of drug-resistant bacterial pathogens has led to increased mortality rates, prolonged hospitalizations, and increased healthcare costs. The resistant organisms have emerged from both the Gram-positive and Gram-negative classes of bacteria. Gram-positive bacteria can be differentiated from Gram-negative bacteria by the differences in the structure of the bacterial envelope. Gram-positive bacteria possess a single cellular membrane and a thick cell wall component, whereas Gram-negative bacteria possess a double cellular membrane with a thin cell wall component. These cellular structures greatly affect the ability of an antibiotic to penetrate the bacterium and reach its target site.

Examples of drug-resistant Gram-positive bacterial pathogens include:

- **MRSA (methicillin-resistant *Staphylococcus aureus*)**: *S. aureus*, often referred to simply as "staph," are bacteria commonly carried on the skin or in the nose of healthy people. In some cases, *S. aureus* can cause an infection, and these bacteria are among the most common causes of skin infections in the U.S. These infections can be minor (such as pimples or boils) which can be treated in many cases without antibiotics (by draining an abscess for example). However, *S. aureus* bacteria can also cause more serious infections (such as post-surgical wound infections, pneumonia, and infections of the bloodstream and of the bone and joints). Over the past 50 years, treatment of these infections has become more difficult due to the prevalence of MRSA, that is, *S. aureus* that have become resistant to various antibiotics, including commonly used penicillin-related antibiotics. As reported by the CDC and others, more than 60% of *S. aureus* isolates in the U.S. are methicillin-resistant.

  The practical definition of resistance for a pathogen is when the minimum inhibitory concentration, or MIC value, exceeds a pre-specified limit for that specific antibiotic. Vancomycin has been the standard of care for patients who have serious MRSA infections. However, several strains of staphylococci, such as GISA (glycopeptides intermediate *Staphylococcus aureus,* MIC = 8-16 μg/ml), and VRSA (vancomycin-resistant *Staphylococcus aureus,* MIC >/= 32 μg/ml), have developed reduced susceptibility or resistance to vancomycin. In addition, recent published reports document a poor clinical success rate for vancomycin therapy against some *S. aureus* isolates with a vancomycin MIC of 1.0 to 2.0 μg/ml; levels which are still officially designated as within the FDA susceptibility range (</= 4 μg/ml) for vancomycin. In recognition of the issues with vancomycin susceptibility, the Clinical Laboratory Standards Institute, or CLSI has approved lower susceptibility criteria (</=2 mcg/mL as susceptible) for vancomycin against *S. aureus*, and the American Society of Microbiology has issued a statement in support of these tighter standards.

  While infections caused by MRSA had been associated mostly with hospital and long-term care settings, the incidence of community-acquired MRSA, or CA-MRSA, infections has been increasing rapidly. Of great concern to the infectious disease community and public health authorities, such as the U.S. Centers for Disease Control and Prevention, is the fact that community-acquired MRSA infections show up in otherwise healthy individuals—not fitting the traditional profile for an "at risk" patient such as a frequent user of the health care system who is more likely to be exposed to MRSA infections. As a result, individuals contracting a MRSA infection outside of the healthcare system can be misdiagnosed and receive inappropriate initial therapy. Such patients can get more seriously ill and require hospitalization. Of additional concern to the infectious disease community is the fact that most community-acquired MRSA strains are more virulent than the strains traditionally found in hospitals. The CA-MRSA strains have the ability to defeat the host's immune system, thereby resulting in an infection becoming more severe more quickly.

- **GISA or VISA (glycopeptide- or vancomycin-intermediately susceptible *S. aureus*)**: The first reports of *S. aureus* infections with decreased susceptibility to vancomycin occurred in 1998. Such bacterial strains have been found in wide geographic areas throughout Japan and North America and have recently emerged in Europe. However, the incidence of these strains remains rare.

- **Heteroresistance:** Heteroresistance refers to the situation in which a small sub-population of bacteria survives at concentrations of antibiotic that effectively kill the majority of the population (or stop them from growing). Specialized testing techniques are required to detect heteroresistance to vancomycin, which appears to be becoming more common in *S. aureus*. The clinical impact of heteroresistance is unknown.

- **VRSA (vancomycin-resistant *S. aureus*)**: During 2002, the first isolates of fully vancomycin-resistant *S. aureus* were discovered in the U.S. Unexpectedly, rather than evolving from a VISA strain, these VRSA emerged from MRSA strains that had acquired the vancomycin-resistance gene from vancomycin-resistant Enterococci, or VRE.
- **VRE (vancomycin-resistant Enterococci):** The emergence of VRE strains in the 1990s has led to infections for which only limited commercially available therapy exists.
- ***Clostridium difficile:*** *C.difficile* is an opportunistic anaerobic Gram-positive bacterium causing the most commonly diagnosed form of hospital-acquired, or nosocomial, diarrhea—*Clostridium difficile* associated diarrhea, or CDAD. Recent years have witnessed the emergence of a hypervirulent strain of *C. difficile* that produces much higher levels of toxins. This strain also demonstrates high level resistance to fluoroquinolones which may have contributed to its spread through the U.S., Canada, the United Kingdom, the Netherlands and Belgium. Physicians have noted an increase in incidence and mortality rates as well as increases in numbers of patients requiring emergency colectomy (removal of all or part of the colon) or admission to ICUs.

Examples of resistant Gram-negative pathogens are:

- **Pan-resistant *Pseudomonas aeruginosa*:** *P.aeruginosa* is a major cause of opportunistic infections among immunocompromised patients. Multi-drug resistance is increasingly observed in clinical isolates reflecting both their innate resistance (limited permeability of the *P. aeruginosa* outer membrane) along with acquisition of resistance mechanisms. It is now commonplace for a burn patient to develop an infection with a pan-resistant organism—resistant to B-lactams, fluoroquinolones, tetracycline, chloramphenicol, macrolides, trimethoprim/sulfa, and aminoglycosides.
- **ESBL positive Gram-negatives:** Extended-spectrum B-lactamases (ESBLs) are plasmid-mediated bacterial enzymes that result from genetic mutations of native B-lactamases such that they confer resistance to a broader group of antibiotics including third-generation cephalosporins. Since the first ESBL positive strain was recognized approximately 20 years ago, these ESBL producing pathogens have spread and are now found in every part of the world. Clinical failures have been associated with use of the third generation cephalosporins—most frequently ceftazidime. Proper detection of ESBLs and appropriate treatment strategies are needed to overcome such rising resistance.

The prevalence of resistant organisms creates a growing need for therapies with novel mechanisms of action.

*Antiviral therapy for Hepatitis C Virus (HCV) infections*

HCV is a virus that primarily targets the liver, currently causing infection in more than 4 million people in the U.S. and 180 million people worldwide. The virus is difficult to eradicate, with infected patients eventually developing chronic liver infection, and, in some cases, liver cancer. HCV infection is the most common reason for liver transplantation in the U.S. and Western Europe and the leading cause of death from liver disease.

No vaccine is currently available to prevent HCV infection. Current HCV therapy combines a pegylated-interferon with ribavirin for up to 48 weeks of treatment. Current therapy has significant problems with both safety (e.g., significant treatment limiting adverse effects and contraindications) and efficacy (e.g., 80% of HCV infections in the U.S. are due to genotype 1 virus for which the efficacy rate of current therapy is approximately 40 to 50%). The HCV market was $2.2 billion in 2005 and is projected to double to $4.4 billion in 2010. This growth will be driven by an increase in the number of patients being treated, uptake of new drugs, and the use of multi-drug treatment regimens.

**Our Flagship Product: CUBICIN**

CUBICIN is the first antibiotic from a class of anti-infectives called lipopeptides. CUBICIN is currently the only marketed once-daily, bactericidal, intravenous (IV) antibiotic with activity against methicillin-resistant *S. aureus*, or MRSA. CUBICIN is approved in the U.S. for the treatment of complicated skin and skin structure infections, or cSSSI, caused by *S. aureus* and certain other Gram-positive bacteria, and for *S. aureus* bloodstream infections (bacteremia), including right-sided infective endocarditis caused by MRSA and MSSA. In the European Union, or EU, CUBICIN is approved for the treatment of complicated skin and soft tissue infections, or cSSTI, where the presence of susceptible Gram-positive bacteria is confirmed or suspected. In September 2007, the Marketing Authorization for the CUBICIN label in the EU was expanded to include right-sided infective endocarditis, or RIE, due to *S. aureus* bacteremia and *S. aureus* bacteremia associated with RIE or cSSTI. Other markets where CUBICIN has an approved label for cSSSI caused by certain Gram-positive bacteria and for *S. aureus* blood stream infections include Argentina, Canada, India, Israel, Korea and Taiwan.

We believe that CUBICIN provides important advantages over existing antibiotic therapies in its approved indications, given its rapid bactericidal properties demonstrated *in vitro**, distinct mechanism of action, convenient once-daily dosing regimen, and established safety profile. In addition, CUBICIN's approval in the U.S. for the treatment of *S. aureus* bloodstream infections is the first such approval by the FDA in more than 20 years, and is based on results from the only prospective, randomized, and controlled registration trial of *S. aureus* bacteremia and endocarditis ever undertaken. CUBICIN's spectrum of activity includes both susceptible strains of Gram-positive pathogens and strains that are resistant to other antibiotic therapies.

---

* *the clinical relevance of* in vitro *data has not been established.*

In our review of the infectious disease marketplace above, we referenced the increasing prevalence of drug-resistant bacterial pathogens as a concern to the infectious disease community. The need for multiple mutation steps and the small impact of each step on susceptibility substantially decreases the likelihood that daptomycin-susceptible bacteria will become daptomycin-resistant. At year-end, CUBICIN had been on the market for 50 months and has been used in the treatment of an estimated 460,000 patients. The number of reported resistant isolates, compared to the number of patients treated (or the numbers of bacteria being tested for susceptibility) continues to be extremely small, consistent with the findings of the pre-New Drug Application, or NDA, clinical program. Where clinical circumstances are known, *S. aureus* nonsusceptible isolates are generally associated with antibiotic underdosing or difficult-to-treat infections involving undrained abscesses or retained material.

*Clinical Development of CUBICIN*

We continue to undertake research which can add to the medical knowledge about CUBICIN. In 2007, we completed enrollment in a Phase 2 clinical study of CUBICIN designed to test the feasibility of treating complicated skin infections with shorter duration therapy at a higher dose of CUBICIN. We enrolled 102 patients in this initial evaluation of safety and efficacy of short duration therapy for cSSSI. In our conference call discussing our results for the fiscal 2007 year-end, we reported that:

- Four days of CUBICIN therapy at 10mg/kg/day resulted in cure rates consistent with what we saw in the cSSSI pivotal studies. This is despite the fact that more patients in this trial had MRSA infections, which are more difficult to treat. The trial was not sized for statistical significance vs. standard of care therapy. There was a slightly higher numerical success rate for the longer—up to two weeks—standard of care therapy.

- A dose of 10mg/kg/day for cSSSI was well tolerated, with safety findings consistent with what we have seen in our pivotal skin trials and with CUBICIN use since launch.
- A majority of CUBICIN patients in the study were treated as outpatients at 10 mg/kg/day for 4 days.

We expect to submit these findings for publication or presentation in appropriate peer-reviewed journals or forums. We may consider additional studies regarding shorter duration therapy, but would likely want to make refinements based on the learning from this study. The benefit of higher doses of CUBICIN, such as 10 mg/kg, may be more important in more serious infections, such as bacteremia, and it is likely that we will further investigate the effects of higher doses on such infections.

Higher doses of CUBICIN are being investigated in a number of settings both by Cubist and outside investigators. One of these studies is our comparative dosing prosthetic joint infection, or PJI, Phase 2 trial. Here we are comparing 6 and 8 mg/kg of CUBICIN for 6 weeks against standard therapy (either vancomycin or teicoplanin) for PJI, which is one form of osteomyelitis (infection in the bone). This is a difficult trial in which to enroll candidates because the incidence of infections following knee or hip implants is very low (under 5%) and we are dealing with an older, sicker population who will not always qualify for the study based on the entry criteria. We will continue to monitor enrollment to determine if we need to seek approval from the FDA to loosen the entry criteria. We currently expect enrollment to continue through 2008 with data available from the PJI trial in 2009.

We will begin to enroll patients this year in our Pediatric safety and efficacy trial in complicated skin infections. This is a regulatory commitment and represents an area of growing unmet need, and an opportunity to optimize the utility of CUBICIN in the infectious disease armamentarium. We plan to enroll 225 children, ages 7 to 17, with about 150 receiving CUBICIN therapy. The study should take approximately one year and, accordingly, we expect data to be available in 2009. We will begin a pharmacokinetics, or PK, study in younger children, ages 2 to 6. This should begin enrolling in Q3, but will be slower to enroll, with data expected to be available in 2010.

Other development for CUBICIN this year includes progressing our work with renal-impaired patients. We have a PK study underway, in patients receiving hemodialysis or chronic ambulatory peritoneal dialysis, and following our receipt of these results, we will review them with the FDA and begin to prepare for a Phase 4 safety and efficacy study in renal-impaired patients with complicated skin infections.

An additional post-approval regulatory commitment that we have with the FDA is a study of CUBICIN as part of combination therapy for infective endocarditis. Here we will compare safety and efficacy of CUBICIN at 6 mg/kg with and without gentamicin. We expect this exploratory Phase 2 study should begin enrollment in the first half of 2008.

*CUBICIN in the U.S. Market*

We generated $285.1 million, $189.5 million and $113.4 million in U.S. net product sales of CUBICIN in 2007, 2006 and 2005, respectively. We market CUBICIN to more than 2,000 institutions (hospitals and outpatient acute care settings) that represent approximately 83% of the total market opportunity for IV antibiotics to treat serious Gram-positive infections. In addition to our in-house marketing team, our acute care sales force as of February 1, 2008 included approximately 157 clinical business managers (CBMs). We have been hiring CBMs over the past few months to achieve our stated goal of increasing the number of CBMs in the U.S. from 135 to 164 by April 1, 2008. In addition, the U.S. acute care sales organization includes small numbers of regional business directors (RBDs), regional access managers (RAMs) who help to facilitate the acquisition of CUBICIN for use in the outpatient infusion market, and Senior Sales Directors (SSDs).

*Our International Marketing Partners for CUBICIN*

In 2007, total international revenue for CUBICIN was $5.3 million. CUBICIN is being introduced to markets outside the U.S. through alliances we have entered into with other companies. Novartis AG, or Novartis, through a subsidiary, is responsible for regulatory filings, sales, marketing and distribution costs in Europe, Australia, New Zealand, India, and certain Central American, South American and Middle Eastern countries. Other international partners for CUBICIN include Medison Pharma, Ltd., for Israel, Oryx Pharmaceuticals, Inc. for Canada, TTY BioPharm for Taiwan, and Kuhnil Pharma Co., Ltd. for Korea. AstraZeneca AB, or AstraZeneca, has licensed rights to CUBICIN in China as well as more than one hundred additional countries. In 2007, Cubist completed global marketing alliances for CUBICIN when it licensed the Japanese rights to CUBICIN to Merck & Co. which will develop and commercialize CUBICIN in Japan through its wholly owned subsidiary, Banyu Pharmaceutical Co., Ltd.

Each partner is responsible for seeking regulatory approvals to market CUBICIN in its territory. Cubist is responsible for manufacturing and supplying CUBICIN to our partners in exchange for a transfer price and, in the case of Novartis, a possible additional royalty.

**Our Product Pipeline**

Our research and development programs focus on opportunities created by unmet needs in the acute care and anti-infective market and leverage the expertise and experience we have gained through our past and continued development of CUBICIN. We have some promising preclinical programs underway.

For example, in the fourth quarter of 2007, we acquired a pre-clinical hepatitis C therapy candidate, IB657, when we purchased Illumigen. IB657 is a protein therapeutic which is an optimized oligoadenylate synthetase (or OAS). IB657 has potent *in vitro* antiviral activity against HCV and some other viruses, and has the potential to be a safe and effective mainstay of therapy for Hepatitis C. We have valued the compound as an add-on to current HCV therapy, where it could act as an interferon-sparing agent. This program is moving forward in pre-IND mode. We expect to create good manufacturing practices, or GMP, quality materials and assemble an IND dossier while also beginning to work on contract research organization, or CRO, logistics so we will be prepared to move quickly into the clinic. We have set an objective of an IND filing in the second half of 2008.

As announced in our conference call announcing our results for our 2007 fiscal year, Cubist scientists have been working on an antibiotic agent for the treatment of CDAD. We have identified an interesting lead molecule with preclinical efficacy against *C. difficile*. Unlike other marketed agents for *C. difficile*, our research shows this candidate is rapidly cidal, meaning it kills the bacteria quickly, which could give the compound advantages in treatment of infections caused by *C. difficile*. We are focusing attention on this antibiotic CDAD program and are moving aggressively towards our goal of an IND filing by the end of this year.

We also are developing compounds which we believe have promise as potential therapy for infections caused by resistant Gram-negative pathogens, where there is a significant unmet medical need. We have made progress in assessing potency, efficacy, PK, and safety of the molecules we are developing, in animal models of infections caused by a variety of Gram-negative pathogens.

In the past, we have referenced two additional preclinical programs: our lipopeptide program for a CUBICIN-like therapy with activity in the lung, and a toxin binder therapy for the treatment of CDAD we were developing in collaboration with Ilypsa. In the fourth quarter, we suspended our lipopeptide pneumonia program due to the difficulty in improving upon daptomycin and adding pulmonary activity, and we terminated our CDAD toxin binder research collaboration with Ilypsa which we began in 2006.

### Our Research and Development Expenditures

Our research and development expenditures, which include research related to CUBICIN, as well as our drug discovery projects, were $85.2 million, $57.4 million and $51.7 million in 2007, 2006 and 2005, respectively. Based on our ongoing investments in CUBICIN, and the progression of our product pipeline programs, we expect that our investments in research and development will grow in 2008.

### Our Significant Customers

Revenues from Cardinal Health, Inc., or Cardinal, accounted for approximately 32%, 33% and 32% of all revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Revenues from Amerisource Bergen Drug Corporation accounted for approximately 30%, 32% and 31% of all revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Revenues from McKesson Corporation accounted for approximately 20%, 21% and 21% of all revenues for the years ended December 31, 2007, 2006 and 2005, respectively.

### Our Intellectual Property Portfolio

We seek to protect our novel compounds, cloned targets, expressed proteins, assays, organic synthetic processes, screening technology and other technologies by, among other things, filing, or causing to be filed on our behalf, patent applications.

To date, Cubist and its subsidiaries own or co-own 34 issued U.S. patents, 28 pending U.S. patent applications, 42 issued foreign patents and approximately 189 pending foreign patent applications. We have exclusively licensed technology from Eli Lilly and Company, or Eli Lilly, related to the composition, manufacture, and use of daptomycin, the active ingredient in CUBICIN. The primary composition of matter patent covering daptomycin in the U.S. has expired; however, currently there are five issued U.S. patents owned by Cubist (U.S. Patent Nos. 6,852,689; 6,696,412; 6,468,967; RE39,071; and 4,885,243) that cover the drug product, manufacture, and/or administration or use of daptomycin. In addition, we have also filed a number of patent applications in our name relating to the composition, manufacture, administration and/or use of daptomycin and/or other lipopeptides.

### Manufacturing, Distribution and Other Agreements

In September 2001, we entered into a manufacturing and supply agreement with ACS Dobfar SpA, or ACS, pursuant to which ACS agreed to provide scale-up services and to construct a production facility dedicated to the manufacture and sale of API for CUBICIN exclusively to us for commercial purposes. In accordance with this agreement, we purchase API from ACS subject to minimum annual quantity requirements. We also currently engage ACS to manufacture API for our clinical trials of CUBICIN. Upon the termination of our contract with a previous supplier in 2006, ACS became the single source supplier of API for CUBICIN. We expect that ACS's substantial fermentation and purification plant capacity can meet all of our anticipated needs for CUBICIN API.

In April 2000, we entered into an agreement with Hospira, Inc., or Hospira, formerly the core global hospital products business of Abbott Laboratories. Under this agreement, Hospira currently converts API into our finished, vialed formulation of CUBICIN. In September 2003, we entered into a packaging services agreement with Catalent Pharma Solutions, LLC, or Catalent, the successor-in-interest to Cardinal Health PTS, LLC, pursuant to which Catalent packages and labels the finished CUBICIN product. In September 2004, we entered into an additional services agreement with Catalent to provide fill/finish as well as packaging services for the finished CUBICIN product. Hospira and Catalent both continue to provide fill/finish services for CUBICIN, with Catalent also providing packaging services.

In June 2003, we entered into a services agreement with Integrated Commercialization Solutions, Inc., or ICS, whereby ICS agreed to exclusively manage our CUBICIN warehousing and inventory program and to distribute finished product to our customers. ICS also provides us with order processing, order fulfillment, shipping, collection and invoicing services in support of the direct ship model we have employed since the launch of CUBICIN in the U.S.

In September 2001, Cubist entered into a services agreement with PPD Development, LLC, or PPD, pursuant to which PPD has agreed to provide various clinical, laboratory, GMP and other research and testing services. In December 2006, Cubist received approval from the FDA to begin release testing of CUBICIN at its Lexington facility. Testing for the U.S. market that was previously performed at PPD is now performed by Cubist.

**Competition**

CUBICIN is currently approved in the U.S. for the treatment of cSSSI caused by certain Gram-positive bacteria, and for the treatment of *S. aureus* bloodstream infections (bacteremia), including right-sided infective endocarditis caused by MRSA and MSSA. There are many currently approved antibiotics used to treat these types of infections. The most commonly prescribed antibiotics for susceptible strains of bacteria are: first-generation cephalosporins, such as cefazolin, and semi-synthetic penicillins, such as oxacillin and nafcillin. For the treatment of resistant organisms, the most commonly prescribed treatments are vancomycin and linezolid. All of these antibiotics, except linezolid, which is marketed as Zyvox®, and tygacycline, a broad spectrum antibiotic which is marketed as Tygacil®, are distributed by generic manufacturers at relatively low drug acquisition cost. In addition, the FDA is reviewing an NDA for the Gram-positive agent telavancin (submitted by Theravance, Inc., whose partner for telavancin is Astellas Pharma US, Inc.). Telavancin received an approvable letter on October 22, 2007. The FDA also is reviewing ceftobiprole, a broad spectrum agent with MRSA activity (NDA submitted in May 2007 by a division of Johnson & Johnson). Another Gram-positive agent under review is dalbavancin from Pfizer, Inc. Pfizer received its first approvable letter for dalbavancin in September 2005, and has received multiple approvable letters from the FDA since then, citing the need for additional data, among other requests. In February 2008, Targanta Therapeutics Corporation announced that it had submitted an NDA to the FDA for oritivancin to be used for the treatment of cSSSI caused by Gram-positive bacteria, including MRSA. In July 2007, Arpida Ltd. reported the completion of the Phase 3 trial for iclaprim, a broad spectrum agent with MRSA activity, in cSSSI. Accordingly, some or all of these agents may be approved and marketed in the near future and could compete with CUBICIN.

**Government Regulation**

*Overview*

Our development, manufacture and marketing of pharmaceutical drugs is subject to extensive regulation by numerous governmental agencies within the jurisdictions where we choose to market our products, principally the FDA in the United States, the European Medicines Agency, or EMEA for EU member states, and by various country-specific regulatory bodies in other countries. These regulations not only dictate the form and content of safety and efficacy data regarding a proposed product, but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labeling, advertising and marketing procedures. All of these regulations and required oversight are intended to ensure the efficacy, safety and consistency of pharmaceuticals. The time and expense involved in meeting the requirements to obtain and maintain regulatory approvals are quite substantial.

*U.S.—FDA Process*

*Pre Clinical Testing:* Before testing of any compounds with potential therapeutic value in human subjects may begin in the U.S., stringent government requirements for pre-clinical data must be satisfied. Pre-clinical testing includes both *in vitro* and *in vivo* (within a living organism) laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Pre-clinical testing results obtained from studies in several animal species, as well as from *in vitro* studies, are submitted to the FDA as part of an IND application, and are reviewed by the FDA prior to the commencement of human clinical trials. These pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial clinical studies in human volunteers. Unless the FDA objects to an IND, the IND becomes effective 30 days following its receipt by the FDA. Once trials have commenced, the FDA may stop the trials by placing them on "clinical hold" because of concerns about, for example, the safety of the product being tested.

*Clinical Trials:* Clinical trials involve the administration of the drug to healthy human volunteers or to patients under the supervision of a qualified investigator, usually a physician, pursuant to an FDA-reviewed protocol. Human clinical trials are typically conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria, if any, to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Each clinical trial must be conducted under the auspices of an Institutional Review Board that considers, among other things, ethical factors, the safety of human subjects, the possible liability of the institution and the informed consent disclosure, which must be made to participants in the clinical trial.

*Phase 1 Clinical Trials:* Phase 1 clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or, more rarely, to a group of select patients with the targeted disease or disorder. The goal of Phase 1 clinical trials is typically to test for safety, dose tolerance, absorption, bio-distribution, metabolism, excretion and clinical pharmacology and, if possible, to gain early evidence regarding efficacy.

*Phase 2 Clinical Trials:* Phase 2 clinical trials involve a small sample of the actual intended patient population and seek to assess the efficacy of the drug for specific targeted indications, to determine dose response and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

*Phase 3 Clinical Trials:* Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase 3 clinical trials are initiated to establish further clinical safety and efficacy of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for product labeling. The Phase 3 clinical development program consists of expanded, large-scale studies of patients with the target disease or disorder to obtain *definitive* statistical evidence of the efficacy and safety of the proposed product and dosing regimen.

All of the phases of clinical studies must be conducted in conformance with the FDA's bioresearch monitoring regulations.

*New Drug Application:* All data obtained from a comprehensive development program including research and product development, manufacturing, pre-clinical and clinical trials and related information are submitted in a New Drug Application, or NDA, to the FDA and in similar regulatory filings with the corresponding agencies in other countries for review and approval. In certain circumstances, this information is submitted in a Biologics License Application, or BLA. In addition to reports of the trials conducted under the IND, the NDA includes information pertaining to the preparation of the new drug, analytical methods, details of the manufacture of finished products and proposed product packaging and labeling. Although the Food Drug and Cosmetic Act requires the FDA to review NDAs within 180 days of their filing, in practice, longer times may be required.

In some cases, the FDA may decide to expedite the review of new drugs that are intended to treat serious or life threatening conditions and demonstrate the potential to address unmet medical needs. Cubist was granted such a Priority Review after the CUBICIN NDA was submitted in 2002; and in 2005 after submission of the supplemental new drug application, or sNDA, for the expansion of the CUBICIN label.

*Phase 4 Clinical Trials:* Phase 4 clinical trials are studies that are conducted after a product has been approved. These trials can be conducted to collect long-term safety information or to collect additional data about a specific population. As part of a product approval, the FDA may require that certain Phase 4 studies be conducted post-approval, and in these cases these Phase 4 studies are called post-marketing commitments.

*Hatch-Waxman Act:* Under the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, Congress created an abbreviated FDA review process for generic versions of pioneer (brand name) drug products like CUBICIN. The law also provides incentives by awarding, in certain circumstances, non-patent marketing exclusivities to pioneer drug manufacturers. Newly approved drug products and changes to the conditions of use of approved products may benefit from periods of non-patent marketing exclusivity in addition to any patent protection the drug product may have. The Hatch-Waxman Act provides five years of "new chemical entity", or NCE, marketing exclusivity to the first applicant to gain approval of an NDA for a product that does not contain an active ingredient found in any other approved product. The FDA granted CUBICIN five years of NCE exclusivity, which expires on September 12, 2008. During this five-year period, the FDA is prohibited from accepting any Abbreviated New Drug Application, or ANDA, for a generic drug. The FDA is also prohibited from accepting any NDA during this five-year period where the applicant does not own or have a legal right of reference to all of the data required for approval, otherwise known as a 505(b)(2) application. The five-year exclusivity protects the entire new chemical entity franchise, including all products containing the active ingredient for any use and in any strength or dosage form. This exclusivity will not prevent the submission or approval of a full NDA, as opposed to an ANDA or 505(b)(2) application, for any drug, including, for example, a drug with the same active ingredient, dosage form, route of administration, strength and conditions of use.

The Hatch-Waxman Act also provides three years of exclusivity for applications containing the results of new clinical investigations (other than bioavailability studies) essential to the FDA's approval of new uses of approved products, such as new indications, dosage forms, strengths, or conditions of use. The FDA granted CUBICIN three years of exclusivity, which expires on May 25, 2009, for the additional indication of *Staphylococcus aureus*, or *S. aureus*, bloodstream infections (bacteremia). However, this exclusivity only protects against the approval of ANDAs and 505(b)(2) applications for the protected use and will not prohibit the FDA from accepting or approving ANDAs or 505(b)(2) applications for other products containing the same active ingredient.

The Hatch-Waxman Act requires NDA applicants and NDA holders to provide certain patent information for listing in "Approved Drug Products with Therapeutic Equivalence Evaluations," also known as the "Orange Book". ANDA and 505(b)(2) applicants must then certify regarding each of the patents listed with the FDA for the reference product(s). A certification that each listed patent is invalid or will not be infringed by the marketing of the applicant's product is called a "Paragraph IV certification." If the ANDA or 505(b)(2) applicant provides such a notification of patent invalidity or noninfringement, then the FDA may accept the ANDA or 505(b)2) application four years after approval of the NDA.

If a Paragraph IV certification is filed and the ANDA has been accepted as a reviewable filing by the FDA, the ANDA or 505(b)(2) applicant must then within 30 days provide notice to the NDA holder and patent owner stating that the application has been submitted and providing the factual and legal basis for the applicant's opinion that the patent is invalid or not infringed. If the NDA holder or patent owner files suit against the ANDA or 505(b)(2) applicant for patent infringement within 45 days of receiving notice of the Paragraph IV certification, a one-time 30-month stay of the FDA's ability to approve the ANDA or 505(b)(2) application is triggered. The 30 month stay begins at the end of the NDA holder's 5 years of data exclusivity, or, if data exclusivity has expired, on the date that the patent holder is notified. The FDA may approve the proposed product before the expiration of the 30-month stay if a court finds the patent invalid or not infringed, or if the court shortens the period because the parties have failed to cooperate in expediting the litigation.

*Pediatric Exclusivity:* Section 505(a) of the Food & Drug Act provides for 6 months of exclusivity based on the submission of pediatric data subsequent to a written request from the FDA. This period of exclusivity is added to whatever period of exclusivity covers a drug (e.g., Hatch-Waxman, Orphan, patent). This is not a patent term extension, rather, it extends the period during which the FDA cannot approve an ANDA.

*European Union—EMEA Process*

In the EU, the EMEA requires approval of a marketing authorization application, or MAA before a pharmaceutical drug is brought to market in EU member states. In many EU countries, pricing negotiations also must take place before the product is sold.

*Other International Markets—Drug approval process*

In some international markets (e.g., China, Japan) additional clinical trials may be required prior to the filing or approval of marketing applications within the country.

*Other Regulatory Processes*

We are subject to a variety of financial disclosure and securities trading regulations as a public company in the United States, including the laws relating to the oversight activities of the Securities and Exchange Commission and the regulations of the NASDAQ Stock Market, on which our shares are traded. We are also subject to regulation under other federal laws and regulation under state and local laws, including laws relating to occupational safety, laboratory practices, environmental regulations, and hazardous substance control.

**Our Employees**

As of February 1, 2008, we had approximately 489 full-time employees, approximately 140 of whom were engaged in research and development and approximately 349 of whom were engaged in management, marketing, sales, administration and finance. We consider our employee relations to be good.

**Our Executive Officers and Directors**

| | | |
|---|---|---|
| Michael W. Bonney | 49 | President, Chief Executive Officer and Director |
| Robert J. Perez, MBA | 43 | Executive Vice President, Chief Operating Officer |
| Lindon M. Fellows | 56 | Senior Vice President, Technical Operations |
| Steven C. Gilman, Ph.D. | 55 | Senior Vice President, Discovery and Non-clinical Development and Chief Scientific Officer |
| Christopher D.T. Guiffre, J.D., MBA | 39 | Senior Vice President, General Counsel and Secretary |
| David W.J. McGirr, MBA | 53 | Senior Vice President and Chief Financial Officer |
| Kenneth M. Bate, MBA(1) | 57 | Lead Director |
| Sylvie Grégoire, Pharm. D.(3)(4) | 46 | Director |
| David W. Martin, Jr., M.D.(2)(4)* | 67 | Director |
| Walter R. Maupay, Jr., MBA(2)(3)* | 69 | Director |
| Martin Rosenberg, Ph.D. (3)(4) | 62 | Director |
| J. Matthew Singleton, MBA, CPA(1)* | 55 | Director |
| Martin H. Soeters(1)(3) | 53 | Director |
| Michael B. Wood, M.D.(2)* | 64 | Director |

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Corporate Governance and Nominating Committee

(4) Member of Scientific Affairs Committee

* Chair of Committee

*Mr. Bonney* has served as our President and Chief Executive Officer and as a member of the Board of Directors since June 2003. From January 2002 to June 2003, he served as our President and Chief Operating Officer. From 1995 to 2001, he held various positions of increasing responsibility at Biogen, Inc., a biopharmaceutical company, including Vice President, Sales and Marketing from 1999 to 2001. While at Biogen, Mr. Bonney built the commercial infrastructure for the launch of Avonex. Prior to that, Mr. Bonney held various positions of increasing responsibility in sales, marketing and strategic planning at Zeneca Pharmaceuticals, ending his eleven-year career there serving as National Business Director. Mr. Bonney received a B.A. in Economics from Bates College. Mr. Bonney is a director of NPS Pharmaceuticals, Inc., a biopharmaceutical company, and serves on the Boards of Trustees of the Beth Israel Deaconess Medical Center and Bates College. Mr. Bonney is also a member of the Biotechnology Industry Organization, or BIO, Health Section Governing Body.

*Mr. Perez* has served as our Executive Vice President and Chief Operating Officer since August 2007. Prior to this, he was our Senior Vice President, Commercial Operations since July 2004. From August 2003 to July 2004 he served as our Senior Vice President, Sales and Marketing. Prior to joining Cubist, he served as Vice President of Biogen, Inc.'s CNS Business Unit where he was responsible for leading the U.S. neurology franchise. From 1995 to 2001 he served as a Regional Director, Director of Sales, and Avonex® Commercial Executive at Biogen. From 1987 to 1995, Mr. Perez held various sales and marketing positions at Zeneca Pharmaceuticals, ultimately serving as Regional Business Director, responsible for sales, marketing and national accounts for the Western Regional Business Unit. Mr. Perez is a director of EPIX Pharmaceuticals, Inc., a biopharmaceuticals company. Mr. Perez received a B.S. from California State University, Los Angeles and an M.B.A. from The Anderson School at UCLA.

*Mr. Fellows* has served as our Senior Vice President, Technical Operations since August 2005. From July 2004 until August 2005 Mr. Fellows was Vice President, Corporate Quality Assurance of Millennium Pharmaceuticals, a biopharmaceutical company, where he was responsible for ensuring product quality and compliance to both U.S. and international requirements. From July 1995 until July 2004, Mr. Fellows held various positions of increasing responsibility at DSM Life Sciences Products, including Managing Director, Director of Quality Compliance, and Vice President of Quality Assurance and Regulatory Affairs with responsibility for anti-infectives, fine chemicals, and food sciences. Mr. Fellows holds a B.S. in Microbiology from Colorado State University.

*Dr. Gilman* has served as our Senior Vice President, Discovery & Nonclinical Development and Chief Scientific Officer, since February 2008. From April 2007 until February 2008 Dr. Gilman served as Chairman of the board of directors and CEO of ActivBiotics, a biopharmaceutical company. From 2004 to April 2007, he served as President, CEO, and a member of the board of directors of ActivBiotics. Previously Dr. Gilman worked at Millennium Pharmaceuticals, Inc., where he held a number of senior leadership roles including Vice President and General Manager, Inflammation, responsible for all aspects of the Inflammation business from early gene discovery to product commercialization. Prior to Millennium, he was Group Director at Pfizer Global Research and Development, where he was responsible for drug discovery of novel antibacterial agents as well as several other therapeutic areas. Dr. Gilman has also held scientific, business, and academic appointments at Wyeth, Cytogen Corporation, Temple Medical School, and Connecticut College. He currently serves on the boards of directors of the Massachusetts Biotechnology Council and Nextcea, Inc., a private drug discovery company. Dr. Gilman received his Ph.D. and M.S. degrees in microbiology from Pennsylvania State University, his post-doctoral training at Scripps Clinic and Research Foundation, and received a B.A. in microbiology from Miami University of Ohio.

*Mr. Guiffre* has served as our Senior Vice President, General Counsel and Secretary since January 2004. He served as our Vice President, General Counsel and Secretary from December 2001 to December 2003. From 1997 to 2001, Mr. Guiffre held various positions of increasing responsibility at Renaissance Worldwide, Inc., a provider of information technology consulting services, including Counsel, Corporate Counsel and Director of Legal Affairs, and Vice President, General Counsel and Clerk. Prior to joining Renaissance Worldwide, he was an Associate at Bingham McCutchen LLP, a national law firm. He received a B.S. in Marketing from Babson College, a J.D. from Boston College Law School, and an M.B.A. from Boston College Carroll School of Management. Mr. Guiffre is a member of the Massachusetts Bar.

*Mr. McGirr* has served as our Senior Vice President and Chief Financial Officer since November 2002. He also served as our Treasurer from November 2002 until January 2003. From 1999 to 2002, Mr. McGirr was the President and Chief Operating Officer of hippo inc, an internet technology, venture-financed company. Mr. McGirr served as a member of hippo's Board of Directors from 1999 to 2003. From 1996 to 1999, he was the President of GAB Robins North America, Inc., a risk management company, serving also as Chief Executive Officer from 1997 to 1999. Mr. McGirr was a private equity investor from 1995 to 1996. From 1978 to 1995, Mr. McGirr served in various positions within the S.G. Warburg Group, ultimately as Chief Financial Officer, Chief Administrative Officer and Managing Director of S.G. Warburg & Co., Inc., a position held from 1992 to 1995. Mr. McGirr is a director of LifeCell Corporation, or LifeCell, a biotechnology company, and also serves as Chairman of the Audit Committee of LifeCell. Mr. McGirr received a B.Sc. in Civil Engineering from the University of Glasgow and received an M.B.A. from The Wharton School at the University of Pennsylvania.

*Mr. Bate* has served as one of our directors since June 2003 and became our lead director in June 2006. Since January 2007, Mr. Bate has been President and Chief Executive Officer and a director of

Nitromed, Inc., a pharmaceutical company. From March 2006 until January 2007, Mr. Bate was Chief Operating Officer and Chief Financial Officer of Nitromed. From 2002 to January 2005, Mr. Bate was head of commercial operations and Chief Financial Officer at Millennium Pharmaceuticals, Inc. In 1999, Mr. Bate co-founded JSB Partners, an investment banking and transaction advisory firm serving the biopharmaceutical industry. He was a partner at JSB Partners through 2002. From 1997 to 1999, Mr. Bate served as Senior Managing Director and Chief Executive Officer of MPM Capital, LP, a venture capital company. He was also an advisor to BB Bioventures, a venture capital fund. Mr. Bate's life sciences industry experience also includes six years at Biogen, Inc.; from 1993 to 1996 as the company's vice president of sales and marketing, and as Chief Financial Officer from 1990 to 1993. Mr. Bate is a director of AVEO Pharmaceuticals, Inc., a biopharmaceutical company. Mr. Bate received his B.A. degree in Chemistry from Williams College, and an MBA from The Wharton School of the University of Pennsylvania.

*Dr. Grégoire* has served as one of our directors since June 2006. Since 2007, Dr. Grégoire has served as President, Human Genetic Therapies division of Shire Pharmaceuticals Group plc, a pharmaceuticals company. From 2004 to 2005, Dr. Grégoire served as President and Chief Executive Officer of GlycoFi, Inc., a biotherapeutics company. From 2003 to 2004, Dr. Grégoire was a consultant to the biopharmaceuticals industry. From 2001 through 2003, Dr. Grégoire served as Executive Vice President, Technical Operations, of Biogen Idec Inc., a biotechnology company, and from 1995 to 2001, she held various roles of increasing responsibility with Biogen. Prior to Biogen, Dr. Grégoire held clinical research and regulatory roles with Merck & Co., a pharmaceuticals company. She is currently a director of IDM-Pharma, a biopharmaceuticals company. She received her Pharm.D. degree from the State University of New York at Buffalo and her pharmacy graduate degree (Bachalaureat en Pharmacie) from the Université Laval, Quebec City.

*Dr. Martin* has served as one of our directors since October 1997 and as our lead director from October 2004 until June 2006. Since 2004, he has been the Founder, Chairman, and Chief Executive Officer of AvidBiotics Corporation, a biotechnology company. In 2003, he was Chairman and Chief Executive Officer of GangaGen, Inc., a biotechnology company. From July 1997 until April 2003, Dr. Martin served as President, Chief Executive Officer and a founder of Eos Biotechnology, Inc., a biotechnology company. From 1995 to 1996, Dr. Martin was President and Chief Executive Officer of Lynx Therapeutics, Inc., a biotechnology company. During 1994 and through May 1995, Dr. Martin served as Senior Vice President of Chiron Corporation, a biopharmaceutical company. From 1991 to 1994, Dr. Martin served as Executive Vice President of DuPont Merck Pharmaceutical Company. From 1983 to 1990, Dr. Martin was Vice President and then Senior Vice President of Research and Development at Genentech, Inc., a biopharmaceutical company. Prior to 1983, Dr. Martin was a Professor of Medicine, Professor of Biochemistry and an Investigator of the Howard Hughes Medical Institute at the University of California, San Francisco. Dr. Martin is also Lead Director of Varian Medical Systems, Inc., a medical equipment and software supplier. Dr. Martin received an M.D. from Duke University.

*Mr. Maupay* has served as one of our directors since June 1999. From January 1995 to June 1995, Mr. Maupay served as Group Executive of Calgon Vestal Laboratories, a division of Bristol-Myers Squibb Corporation. From 1988 to 1995, Mr. Maupay served as President of Calgon Vestal Laboratories, a subsidiary of Merck and Company. From 1984 to 1988, Mr. Maupay served as Vice President, Healthcare at Calgon Vestal Laboratories. Mr. Maupay is a director of SyntheMed, Inc., a biomaterials company. He is also a director and non-executive chair of Kensey Nash Corporation, a medical device company. Mr. Maupay received his B.S. in Pharmacy from Temple University and an M.B.A. from Lehigh University.

*Dr. Rosenberg* has served as one of our directors since March 2005. Since 2003, Dr. Rosenberg has been the Chief Scientific Officer of Promega Corporation, a biotechnology company. From 2001 to 2003, Dr. Rosenberg served as Vice President, Research and Development of Promega Corporation.

From 2000 until 2001, Dr. Rosenberg was Senior Vice President, Anti-Infectives, Drug Discovery at GlaxoSmithKline, a pharmaceutical company. From 1996 until 2000, Dr. Rosenberg was Senior Vice President, Anti-Infectives at SmithKline Beecham Corporation, a predecessor company to GlaxoSmithKline. Prior to 2000, Dr. Rosenberg held a variety of roles of increasing responsibility with SmithKline Beecham Corporation. Before joining SmithKline Beecham, Dr. Rosenberg spent 10 years at the National Institutes of Health and was a Section Chief at the National Cancer Institute. Dr. Rosenberg is a director of Promega Corporation, the Medical College of Wisconsin Research Foundation, and Scarab Genomics, a biotechnology company. He also serves as a member of the Advisory Council for the National Institutes of Allergy & Infectious Diseases at the National Institute of Health. He participates on a variety of academic and industry Scientific Advisory Boards and holds an adjunct Professorship at the University of Wisconsin, Department of Bacteriology, Madison, WI. Dr. Rosenberg is Editor-in-Chief of Current Opinions in Biotechnology, a Senior Editor of the Journal of Bacteriology and a member of several other journal Editorial Boards. Dr. Rosenberg received a B.A. degree from the University of Rochester and a Ph.D. from Purdue University.

***Mr. Singleton*** has served as one of our directors since June 2003. From 2000 to the present, he has served as Executive Vice President and Chief Financial Officer of CitationShares, LLC, a majority-owned subsidiary of Cessna Aircraft Company and Textron Inc. From 1994 to 1997, Mr. Singleton served as a Managing Director, Executive Vice President and Chief Administrative Officer of CIBC World Markets, an investment banking firm. Previous to that, he served in a variety of roles from 1974 until 1994 at Arthur Andersen & Co., a public accounting firm, ending his tenure there as Partner-In-Charge of the Metro New York Audit and Business Advisory Practice. During 1980 and 1981, he served as a Practice Fellow at the Financial Accounting Standards Board. Mr. Singleton served as a director of Salomon Asset Reinvestment Company from 1998 to 2006. He received an A.B. in Economics from Princeton University and an M.B.A. from New York University. Mr. Singleton is a Certified Public Accountant.

***Mr. Soeters*** has served as one of our directors since September 2006. Since 2007, Mr. Soeters has served as Senior Vice President of Novo Nordisk Europe A/S, a healthcare company located in Zurich, Switzerland. From 2000 to 2007, Mr. Soeters served as President and Senior Vice President of Novo Nordisk Inc. in Princeton, NJ. From 1998 to 2000, he served as Senior Vice President International Marketing at Novo Nordisk Denmark, and from 1994 to 1998, he served as Managing Director of Novo Nordisk France. From 1992 to 1995, Mr. Soeters was Managing Director at Novo Nordisk Belgium, and in 1991, he was International Marketing Director at Novo Nordisk Denmark. Prior to that time, he held various sales and marketing positions at Novo Nordisk in the Netherlands between 1980 and 1991. Mr. Soeters is currently a director of Pharmacopeia, Inc., a biopharmaceutical company. He is also a member of the Board of Overseers of the Joslin Diabetes Center. He was a Trustee of the HealthCare Institute of New Jersey, and from 2005 to 2007, a member of the BIO Board of Directors. From 2004-2006, he served on the Board of Directors of the Pharmaceutical Research and Manufacturers of America (PhRMA) in Washington, D.C. Mr. Soeters studied meteorology, as well as sales, product and marketing management in the Netherlands, and he also attended the Stanford Executive Program.

***Dr. Wood*** has served as one of our directors since March 2005. Dr. Wood is currently an Orthopedic Surgeon and retired President-emeritus of the Mayo Foundation and Professor of Orthopedic Surgery, Mayo Clinic School of Medicine. He was previously Chief Executive Officer of the Mayo Foundation from 1999 until 2003. Prior to 1999, Dr. Wood held a variety of roles within the Mayo Clinic. Dr. Wood is a director of Steris Corporation, a medical sterilization company, and Assistive Technology Group, Inc., a rehabilitation and durable medical equipment company. Dr. Wood is also a director of SingHealth, an integrated health system in Singapore and a member of the board of overseers of the Baldrige National Quality Award. Dr. Wood received a B.A. degree from Franklin and Marshall College, an M.D., C.M. degree from McGill University and an M.S. degree from the University of Minnesota.

## WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, under which we file periodic reports, proxy and information statements and other information with the United States Securities and Exchange Commission, or SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or on the Internet at *http://www.sec.gov.* Copies of all or a portion of such materials can be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

Financial and other information about Cubist is available on our website *(http://www.cubist.com).* We make available on our website, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Copies are available in print to any Cubist shareholder upon request in writing to "Investor Relations, Cubist Pharmaceuticals, Inc., 65 Hayden Ave., Lexington, MA 02421."

**ITEM 1A. RISK FACTORS**

*Investing in our company involves a high degree of risk. You should consider carefully the risks described below, together with the other information in and incorporated by reference into this annual report. If any of the following risks actually occur, our business, operating results or financial condition could be materially adversely affected. This could cause the market price of our common stock to decline, and could cause you to lose all or part of your investment.*

***Risks Related to Our Business***

**We depend heavily on the success of our sole marketed product CUBICIN, which may not continue to be widely accepted in the United States by physicians, patients, third-party payors, or the medical community in general for the treatment of cSSSI and *S. aureus* bacteremia, including right-sided endocarditis, caused by MRSA and MSSA.**

We have invested a significant portion of our time and financial resources in the development of CUBICIN. For the foreseeable future, our ability to generate revenues will depend solely on the commercial success of CUBICIN, which depends upon its continued acceptance by the medical community and the future market demand and medical need for CUBICIN. CUBICIN was approved by the FDA in September 2003 for the treatment of complicated skin and skin structure infections, or cSSSI, and launched in the United States in November 2003. On May 25, 2006, the FDA approved CUBICIN for the additional indication of *S. aureus* bloodstream infections (bacteremia), including those with right-sided infective endocarditis, caused by methicillin-susceptible and methicillin-resistant isolates.

As of December 31, 2007 we had just over four years experience selling this product, and only 19 months of sales since the approval of the *S. aureus* bacteremia indication. Although we have been successful in our commercialization of CUBICIN to date, because this is still a relatively new product, we cannot be sure that CUBICIN will continue to be accepted by purchasers in the pharmaceutical market for the treatment of cSSSI and *S. aureus* bacteremia. Further, CUBICIN currently competes with a number of existing anti-infective drugs manufactured and marketed by major pharmaceutical companies and potentially will compete against new anti-infective drugs whose approval is anticipated to be imminent and others that are in development at other companies.

The degree of continued market acceptance of CUBICIN, and our ability to grow revenues from the sale of CUBICIN, depends on a number of additional factors, including:

- the continued safety and efficacy of CUBICIN;
- the ability of target organisms to develop resistance to CUBICIN;
- risks of any unanticipated adverse reactions to CUBICIN in patients;
- the advantages and disadvantages of CUBICIN compared to alternative therapies with respect to cost, availability of reimbursement, convenience, safety, efficacy and other factors;
- our ability to educate the medical community about the safety and efficacy of CUBICIN in compliance with FDA and other government rules and regulations;
- the reimbursement policies of government and third-party payors;
- the level of access that our sales force has to physicians who are likely to prescribe CUBICIN;
- the market price of CUBICIN as compared to alternative therapies and physicians and third-party payors' attitudes towards the relative value of CUBICIN versus other therapies; and
- our international partners' efforts and their success in selling CUBICIN in their respective territories.

Because CUBICIN is the only product that we sell currently, any impediment to the success of this product would have a significant effect on our business and financial results.

**We may not be able to obtain, maintain or protect certain proprietary rights necessary for the development and commercialization of CUBICIN, our other drug candidates and our research technologies.**

Our commercial success will depend in part on obtaining and maintaining U.S. and foreign patent protection for CUBICIN, our drug candidates, and our research technologies and successfully enforcing and defending these patents against third party challenges. We consider that in the aggregate our unpatented proprietary technology, patent applications, patents and licenses under patents owned by third parties are of material importance to our operations. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. The actual protection afforded by a patent can vary from country to country and may depend upon the type of patent, the scope of its coverage and the availability of legal remedies in the country. Legal standards relating to the validity and scope of patents covering pharmaceutical and biotechnological inventions are continually developing, both in the United States and in other important markets outside the United States. Our patent position is highly uncertain and involves complex legal and factual questions, and we cannot predict the scope and breadth of patent claims that may be afforded to our patents or to other companies' patents. We cannot assure you that the patents we obtain or the unpatented proprietary technology we hold will afford us commercial protection.

The primary composition of matter patent covering CUBICIN in the United States has expired. We own or have licensed rights to a limited number of patents directed toward methods of administration and methods of manufacture of CUBICIN. We cannot be sure that patents will be granted with respect to any of our pending patent applications for CUBICIN, our other drug candidates, or our research technologies or with respect to any patent applications filed by us in the future; nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting CUBICIN, our other drug candidates or our other technology.

The degree of future protection for our proprietary rights is uncertain. We cannot be certain that the named applicants or inventors of the subject matter covered by our patent applications or patents, whether directly owned by us or licensed to us, were the first to invent or the first to file patent applications for such inventions. Third parties may challenge, infringe, circumvent or seek to invalidate existing or future patents owned by or licensed to us. Even if we have valid and enforceable patents, these patents still may not provide sufficient protection against competing products or processes.

Of particular concern for a company like ours, having one marketed product, is that third parties may seek to market generic versions of CUBICIN by filing an Abbreviated New Drug Application, or ANDA, with the FDA in which they claim that patents protecting CUBICIN owned or licensed by us and listed with the FDA in what is called "the Orange Book" are invalid, unenforceable and/or not infringed, a so-called Paragraph IV filing. From 1997 through 2002, about one third of all new chemical entities, such as daptomycin, the chemical ingredient in CUBICIN, have been the subject of a Paragraph IV filing. September 2007 was the first opportunity under United States patent law for a generic company to make a Paragraph IV filing. To date, Cubist has not received notice of a Paragraph IV filing. If such a filing is made, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid, not infringed and/or unenforceable. During the period in which such litigation is pending, the uncertainty of its outcome may cause investors to disfavor our stock, and our stock price could decline.

In September 2007, we asked the FDA to de-list one of the CUBICIN patents listed in the Orange Book, US Patent No. RE39,071. We sought this de-listing so that we could correct a technical error in the patent, originally issued to Eli Lilly and recently assigned to Cubist. The United States Patent and Trademark Office, or USPTO issued a certificate of correction for this patent. We have asked the FDA to re-list the patent in the Orange Book. The patent would have been re-listed upon our request, and this re-listing should be reflected in the next publication of the Orange Book. While this patent was de-listed, an ANDA filer that is seeking to market generic versions of CUBICIN would not have needed to address that patent as part of its ANDA filing.

If our collaborators or consultants develop inventions or processes independently that may be applicable to our products under development, disputes may arise about ownership of proprietary rights to those inventions and/or processes. Such inventions and/or processes will not necessarily become our property but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Moreover, the laws of foreign countries in which we market our drug products may afford little or no effective protection to our intellectual property, thereby easing our competitors' ability to compete with us in such countries.

We have and may in the future engage in collaborations, sponsored research agreements, and other arrangements with academic researchers and institutions that have received and may receive funding from U.S. government agencies. As a result of these arrangements, the U.S. government or certain third parties may have rights in certain inventions developed during the course of the performance of such collaborations and agreements as required by law or by such agreements.

We also rely on trade secrets and other unpatented proprietary information in our product development activities. To the extent that we maintain a competitive advantage by relying on trade secrets and unpatented proprietary information, such competitive advantage may be compromised if others independently develop the same or similar technology, resulting in an adverse effect on our business, financial condition and results of operations. We seek to protect trade secrets and proprietary information in part through confidentiality provisions and invention assignment provisions in agreements with our collaborative partners, employees and consultants. It is possible that these agreements could be breached and we might not have adequate remedies for any such breaches.

Our trademarks, CUBICIN and Cubist, in the aggregate are considered to be material to our business. These trademarks are covered by registrations or pending applications for registration in the USPTO and in other countries. Trademark protection continues in some countries for as long as the mark is used and, in other countries, for as long as it is registered. Registrations generally are for fixed, but renewable, terms. We cannot assure you that the trademark protection that we have pursued or will pursue in the future will afford us commercial protection.

Beyond the specific concerns addressed above, intellectual property laws and regulations are constantly changing, and vary amongst different jurisdictions around the world, in ways that may affect our ability to protect or enforce our rights.

**We face significant competition from other biotechnology and pharmaceutical companies, particularly with respect to CUBICIN, and our operating results will suffer if we fail to compete effectively.**

The biotechnology and pharmaceutical industries are intensely competitive. We have competitors both in the United States and internationally, including major multinational pharmaceutical and chemical companies, biotechnology companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staffs and more experienced marketing and manufacturing organizations. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis technologies and drug products that are more effective or less costly than CUBICIN or any drug candidate that we may have or develop, which could render our technology obsolete and noncompetitive. If price competition inhibits the acceptance of CUBICIN, if physicians prefer existing drug products over CUBICIN, or if physicians switch to new drug products or choose to reserve CUBICIN for use in limited circumstances, we will not achieve our business plan. In addition, CUBICIN may face competition from drug candidates currently in clinical development and drug candidates that could receive regulatory approval before CUBICIN in countries where CUBICIN is not yet approved.

The competition in the market for therapeutic products that address serious Gram-positive bacterial infections is intense. CUBICIN faces competition in the United States from commercially available drugs such as vancomycin, marketed generically by Abbott Laboratories, Shionogi & Co., Ltd. and others, Zyvox®, marketed by Pfizer, Inc., Synercid®, marketed by King Pharmaceuticals, Inc., and Tygacil®, marketed by Wyeth. In particular, vancomycin has been a widely used and well known antibiotic for over 40 years and is sold in a relatively inexpensive generic form. In addition, the FDA is reviewing an NDA for the Gram-positive agent telavancin (submitted by Theravance, Inc., whose partner for telavancin is Astellas Pharma US, Inc.). Telavancin received an approvable letter on October 22, 2007. The FDA also is reviewing ceftobiprole, a broad spectrum agent with MRSA activity (NDA submitted in May 2007 by a division of Johnson & Johnson). Another Gram-positive agent under review is dalbavancin from Pfizer, Inc. Pfizer received its first approvable letter for dalbavancin in September 2005, and has received multiple approvable letters from the FDA since, citing the need for additional data, among other requests. In February 2008, Targanta Therapeutics Corporation announced that it had submitted an NDA to the FDA for oritivancin to be used for the treatment of cSSSI caused by Gram-positive bacteria, including MRSA. In July 2007, Arpida Ltd. reported the completion of the Phase 3 trial for iclaprim, a broad-spectrum agent with MRSA activity in cSSSI. Accordingly, some or all of these agents may be approved and marketed in the near future and could compete with CUBICIN. Other antibiotics in clinical development could compete with CUBICIN, if approved by the appropriate regulatory agencies, in future years.

Any inability on our part to compete with existing drug products or subsequently introduced drug products would have a material adverse impact on our operating results.

**We are completely dependent on third parties to manufacture CUBICIN, and our commercialization of CUBICIN could be stopped, delayed, or made less profitable if those third parties fail to provide us with sufficient quantities of CUBICIN or fail to do so at acceptable prices.**

We do not have the capability to manufacture our own CUBICIN active pharmaceutical ingredient, or API. We have entered into a manufacturing and supply agreement with ACS to manufacture and supply us with CUBICIN API for commercial purposes. ACS is our sole provider of our commercial supply of CUBICIN API. Pursuant to our agreement with ACS, ACS currently stores some CUBICIN API at its facilities in Italy.

In order to offset the risk of a single-source API supplier, we currently hold a safety stock of API in addition to what is held at ACS. Any disaster at the facilities where we hold this safety stock, such as a fire or loss of power, that causes a loss of this safety stock, would heighten the risk that we face from having only one supplier of API.

In addition, we do not have the capability to manufacture our own CUBICIN finished drug product. We have entered into manufacturing and supply agreements with both Hospira and Catalent to manufacture and supply to us finished product.

If Catalent, Hospira, or, in particular, ACS, experiences any significant difficulties in its respective manufacturing processes for CUBICIN API or finished product, we could experience significant interruptions in the supply of CUBICIN. Our inability to coordinate the efforts of our third party manufacturing partners, or the lack of capacity available at our third party manufacturing partners, could impair our ability to supply CUBICIN at required levels. Because of the significant regulatory requirements that we would need to satisfy in order to qualify a new bulk or finished product supplier, we could experience significant interruptions in the supply of CUBICIN if we decided to transfer the manufacture of CUBICIN to one or more other suppliers in an effort to deal with these or other difficulties with our current suppliers.

Because the ACS manufacturing facilities are located in Italy, we must ship CUBICIN API to the United States for finishing, packaging and labeling. Each shipment of our API is of significant value, and while in transit, it could be lost or damaged. Moreover, at any time after shipment to the United States, our API could be lost or damaged as it is stored at our warehouser, Integrated Commercialization Solutions, Inc., or ICS, and moves through our finished product manufacturers. We have taken risk mitigation steps and have purchased insurance to protect against such loss or damage. However, depending on when in this process the API is lost or damaged, we may have limited recourse for recovery against our finished product manufacturers or insurers. As a result, our financial performance could be impacted by any such loss or damage to our API. We are also subject to financial risk from volatile fuel costs due to shipping CUBICIN API to the United States, as well as shipping of finished product within the United States and to our international distribution partners for packaging, labeling and distribution.

We may also experience interruption or significant delay in the supply of CUBICIN API due to natural disasters, acts of war or terrorism, shipping embargoes, labor unrest or political instability. In any such event in Italy, the supply of CUBICIN API stored at ACS could also be impacted.

While we have reduced the cost of producing CUBICIN in recent years, we cannot guarantee that we will be able to continue to reduce the costs of commercial scale manufacturing of CUBICIN over time. In order to continue to reduce costs, we may need to develop and implement process improvements. In order to implement such process improvements, we will need, from time to time, to notify or make submissions with regulatory authorities, and the improvements may be subject to approval by such regulatory authorities. We cannot be sure that such approvals will be granted or granted in a timely fashion. We cannot guarantee that we will be able to enhance and optimize output in our commercial manufacturing process. If we cannot enhance and optimize output, we may not be able to further reduce our costs over time.

**If we are unable to maintain satisfactory sales and marketing capabilities, we may not succeed in commercializing CUBICIN.**

We cannot guarantee that we will continue to be successful in marketing CUBICIN. Until our launch of CUBICIN in November 2003, we had not previously marketed or sold a drug product. In connection with our launch of CUBICIN, we developed our own sales and marketing capabilities in the United States, and we continue to develop those capabilities. In 2007, we added three new sales representatives to our existing sales force and expect to add 26 more in 2008. We do not yet know whether this sales force expansion will be successful.

In addition, our partner in Europe, Novartis, has significant pharmaceutical sales experience but limited experience marketing and selling CUBICIN. Novartis began its launch of CUBICIN in nine EU countries in 2006 and six more in 2007. To date, sales of CUBICIN by Novartis have not been as strong as anticipated. Other than our partners in Israel, Canada and Macau, none of our other international partners have launched CUBICIN in their respective territories. We cannot guarantee that our partners will be successful in marketing CUBICIN in their markets.

**If we are unable to discover, in-license, or acquire drug candidates, we will not be able to implement our current business strategy.**

Our approach to drug discovery is unproven. Notwithstanding the investment of significant resources to research and development over the years since Cubist was founded, we have not reached the stage of clinical testing in humans of any drug candidates developed from our drug discovery program. We cannot assure you that we will reach this stage for any internally developed drug candidates or that there will be clinical benefits associated with any drug candidates that we do develop. While we are researching other drug candidates for potential clinical development, most drug candidates never make it to the clinical development stage. Even those that do make it into clinical development have only a small chance of gaining regulatory approval and becoming a drug product. We are making a significant investment in our research and development capabilities by increasing our research and development workforce by 20 employees. However, we cannot guarantee that this expansion will lead to greater success, so this investment may not be a useful expenditure of our limited resources.

Our drug product, CUBICIN, and our other former drug candidates that reached the stage of clinical trials in humans were the result of in-licensing patents and technologies from third parties. These in-licensing activities represent a significant expense for Cubist and would generally require us to pay royalties to other parties on product sales. Unless we are able to use our drug discovery approach to identify suitable drug candidates, acquisition or in-licensing will be our only source of drug candidates. However, there can be no assurance that we will be able to acquire or in-license additional desirable drug candidates on acceptable terms, or at all. In fact, we have faced and will continue to face significant competition for the acquisition or in-licensing of any promising drug candidates from a variety of other companies with interest in the anti-infective and acute care marketplace, many of which have significantly more experience than we have in pharmaceutical development and sales and significantly more financial resources than Cubist. In particular, in recent years, very large pharmaceutical companies with significant resources have refocused their attention on opportunities in the anti-infective marketplace. Because of the rising intensity of the level of competition for such products, the cost of acquiring or in-licensing such candidates has grown dramatically in recent years, and candidates are often priced and sold at levels that we cannot afford or that we believe are not justified by market potential. Such competition and higher prices are most pronounced for late-stage candidates and already-marketed products, which have the lowest risk and would have the most immediate impact on our business.

If we are unable to discover or acquire promising candidates, we will not be able to implement our business strategy. Even if we succeed in discovering or acquiring drug candidates, there can be no assurance that we will be successful in developing them to gain approval for use in humans. For example in February 2004 we discontinued, due to observed adverse events, clinical development of CAB-175, a parenteral cephalosporin antibiotic that we had in-licensed from Sandoz GmbH. Also, in April 2004, we discontinued, as a result of data from human clinical research studies, development of oral formulations of ceftriaxone, a broad-spectrum antibiotic for which we had licensed the underlying technology from International Health Management Associates and the University of Utah. More recently, we decided in 2006 not to make any further investment in the development of HepeX-B and have since terminated our license to the technology underlying HepeX-B. Failure to develop new drug candidates successfully could have a material adverse effect on our business, operating results and financial condition.

**If pre-clinical or clinical trials for our drug candidates are unsuccessful or delayed, we will be unable to meet our anticipated development and commercialization timelines, which could harm our business.**

Before we receive regulatory approvals for the commercial sale of any of our drug candidates, our drug candidates are subject to extensive pre-clinical testing and clinical trials to demonstrate their safety and efficacy in humans. Conducting pre-clinical testing and clinical trials is a lengthy, time-consuming and expensive process that often takes many years. Furthermore, we cannot be sure that pre-clinical testing or clinical trials of any drug candidates will demonstrate the safety and efficacy of our drug candidates at all or to the extent necessary to obtain regulatory approvals. Companies in the biotechnology and pharmaceutical industries, including companies with greater experience in pre-clinical testing and clinical trials than we have, have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. In our own case, clinical trials of CUBICIN for the treatment of community acquired pneumonia failed to demonstrate sufficient efficacy despite promising results in pre-clinical and early clinical trials.

Other than CUBICIN, all of the drug candidates that we are seeking to develop commercially are in the pre-clinical stage. In order for a drug candidate to move from this stage to human clinical trials, the FDA must approve an IND. The FDA will approve the IND if it is established that a potential drug candidate will not expose humans to unreasonable risks and that the compound has pharmacological activity that justifies commercial development. It takes significant time and expense to generate the data to support an IND filing. In many cases, companies spend the time and resources only to discover that the data is not sufficient to support a filing or gain IND approval. This has happened to us in the past, and likely will happen again in the future. In fact, most compounds that are discovered never make it into human clinical trials.

Once a drug candidate enters human clinical trials, the trials must be carried out under protocols that are acceptable to regulatory authorities and to the committees responsible for clinical studies at the sites at which the studies are conducted. There may be delays in preparing protocols or receiving approval for them that may delay either or both of the start and finish of the clinical trials. Feedback from regulatory authorities or results from earlier stage clinical studies might require modifications or delays in later stage clinical trials or could cause a termination or suspension of drug development. These types of delays or suspensions can result in increased development costs and delayed regulatory approvals. Our ability to secure clinical trial insurance at a reasonable cost could also cause delays.

Furthermore, there are a number of additional factors that may cause delays in our clinical trials. The rate of completion of our clinical trials is dependent in part on the rate of patient enrollment. There may be limited availability of patients who meet the criteria for certain clinical trials. For example, the limited number of patients each year who receive liver transplants for Hepatitis B, the target population for our former drug candidate HepeX-B, in part led us to discontinue investment in clinical development of HepeX-B. Delays in planned patient enrollment can result in increased development costs and delays in regulatory approvals. For example, our clinical trial to determine the safety and efficacy of using CUBICIN to treat bacteremia with known or suspected endocarditis experienced delays attributable to slow enrollment. In addition, our clinical trials may be delayed by one or more of the following factors:

- inability to manufacture sufficient quantities of acceptable materials for use in clinical trials;
- inability to adequately follow patients after treatment;
- the failure of third-party clinical trial managers to perform their oversight of the trials;
- the failure of our clinical investigational sites and related facilities and records to be in compliance with the FDA's Good Clinical Practices;
- inability to enroll study subjects;
- our inability to reach agreement with the FDA on a trial design that we are able to execute; or
- the FDA placing a trial on "clinical hold" or temporarily or permanently stopping a trial for a variety of reasons, principally for safety concerns.

If clinical trials for our drug candidates are unsuccessful, delayed, or cancelled, we will be unable to meet our anticipated development and commercialization timelines, which could harm our business and cause our stock price to decline.

**We will need to obtain regulatory approvals for any other drug candidates, and our ability to generate revenues from the commercialization and sale of products resulting from our development efforts will be limited by any failure to obtain these approvals.**

The FDA and comparable regulatory agencies in foreign countries impose substantial requirements for the development, production and commercial introduction of drug products. These include lengthy and detailed pre-clinical, laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Any drug candidate will require governmental approvals for commercialization. To date, we have not obtained government approval in the United States for any drug product other than CUBICIN for the indications of cSSSI and *S. aureus* bacteremia, including those with right-sided infective endocarditis. Our collaborator, Novartis, has received approval for marketing CUBICIN in the EU and other non-EU European countries for the indications of cSSTI, RIE due to *S. aureus* bacteremia, and *S. aureus* bacteremia associated with RIE or cSSTI, in Argentina and Colombia for cSSSI, SAB and RIE, in Switzerland for cSSTI and *S. aureus* bacteremia and in India for cSSSI and *S. aureus* bacteremia. Our collaborator, AstraZeneca, received an import license for Macau for CUBICIN for cSSSI, SAB and RIE. Our collaborators Oryx Pharmaceuticals Inc., Kuhnil Pharmaceutical Corp., TTY Biopharm Co. Ltd., and Medison Pharma, Ltd., have received approval for marketing CUBICIN in Canada, South Korea, Taiwan and Israel, respectively, for the same, or very similar, indications for which we have approval in the United States. We and our partners are pursuing approvals for CUBICIN in various other countries. Pre-clinical testing, clinical trials and manufacturing of our drug candidates will be subject to rigorous and extensive regulation by the FDA and corresponding foreign regulatory authorities. In addition, regulation is not static and regulatory authorities, including the FDA, evolve in their staff, interpretations and practices and may impose more stringent requirements than currently in effect, which may adversely affect our planned drug development and/or our sales and marketing efforts. Satisfaction of the requirements of the FDA and of foreign regulators typically takes a significant number of years and can vary substantially based upon the type, complexity and novelty of the drug candidate. The approval procedure and the time required to obtain approval also varies among countries. Regulatory agencies may have varying interpretations of the same data, and approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions.

No product can receive FDA approval unless human clinical trials show both safety and efficacy for each target indication in accordance with FDA standards. The large majority of drug candidates that begin human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Failure to demonstrate the safety and efficacy of any drug candidates for each target indication in clinical trials would prevent us from obtaining required approvals from regulatory authorities, which would prevent us from commercializing those drug candidates. The results of our clinical testing of a drug candidate may cause us to suspend, terminate or redesign our clinical testing program for that drug candidate. We cannot be sure when we, independently or with our collaborators, might be in a position to submit additional drug candidates for regulatory review. Negative or inconclusive results from the clinical trials or adverse medical events during the trials could lead to requirements that trials be repeated or extended, or that a program be terminated, even if other studies or trials relating to the program are successful. In addition, data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approval and could even affect the commercial success of a product that is already on the market based on earlier trials, such as CUBICIN. In addition, we cannot be sure that regulatory approval will be granted for drug candidates that we submit for regulatory review. Moreover, if regulatory approval to market a drug product is granted, the approval may impose limitations on the indicated use for which the drug product may be marketed as well as additional post-approval requirements.

Our ability to generate revenues from the commercialization and sale of additional drug products will be limited by any failure to obtain these approvals.

**The FDA may change its approval requirements or policies for antibiotics, or apply interpretations to its requirements or policies, in a manner that could delay or prevent commercialization of any new antibiotic product candidates or any additional indications for CUBICIN that we may seek in the United States.**

Regulatory requirements for the approval of antibiotics in the United States may change in a manner that requires us to conduct additional large-scale clinical trials, which may delay or prevent commercialization of any new antibiotic product candidates or any additional indications for CUBICIN that we may seek. Historically, the FDA has not required placebo-controlled clinical trials for approval of antibiotics but instead has relied on non-inferiority studies. In a non-inferiority study, a drug candidate is compared with an approved antibiotic treatment, and it must be shown that the product candidate is not less effective than the approved treatment by a defined margin.

In 2006, the FDA refused to accept approval studies of successfully completed non-inferiority studies as the basis for approval for certain types of antibiotics. In October 2007, the FDA issued draft guidance on the use of non-inferiority studies to support approval of antibiotics. Under this draft guidance, the FDA recommends that for some antibiotic indications, sponsor companies carefully consider study designs other than non-inferiority, such as placebo-controlled trials demonstrating the superiority of a drug candidate to placebo. Conducting placebo-controlled trials for antibiotics can be time-consuming, expensive, and difficult to complete. Institutional review boards may not grant approval for placebo-controlled trials because of ethical concerns about denying some participating patients access to any antibiotic therapy during the course of the trial. Even if institutional review board approval is obtained, it may be difficult to enroll patients in placebo-controlled trials because certain patients would not receive antibiotic therapy. While the indications called out by the FDA in the draft guidance are not indications currently being pursued by Cubist for CUBICIN, the draft guidance does not articulate clear standards or policies for demonstrating the safety and efficacy of antibiotics generally and reserves until a later date the FDA's guidance on the use of non-inferiority studies in all therapeutic areas. The lack of clear guidance from the FDA creates uncertainties about the standards for the approval of antibiotics in the United States. These factors could delay for several years or ultimately prevent commercialization of any new antibiotic product candidates or any additional indications for CUBICIN in the United States for which the FDA requires placebo-controlled trials. Even if we complete these trials, we may not be able to obtain adequate evidence of safety or efficacy to support approval.

Moreover, recent events, including complications arising from FDA-approved drugs, have raised questions about the safety of marketed drugs and may result in new legislation by the U.S. Congress and increased caution by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory approvals. In particular, non-inferiority studies have come under scrutiny from Congress, in part because of a congressional investigation as to the safety of Ketek®, an antibiotic approved by the FDA on the basis of non-inferiority studies. Certain key members of Congress have asked the U.S. Government Accountability Office (GAO), an independent, nonpartisan arm of Congress, to investigate the FDA's reliance on non-inferiority studies as a basis for approval. Congress may draft, introduce, and pass legislation that could significantly change the process for approval of antibiotics by the FDA.

The increased scrutiny by Congress and regulatory authorities may significantly delay or prevent regulatory approval, as well as impose more stringent product labeling and post-marketing testing requirements on pharmaceutical products generally and particularly in our areas of focus. Any delay in obtaining, or an inability to obtain, applicable regulatory approvals could prevent us from successfully commercializing any new antibiotic product candidates, receiving any additional indications for CUBICIN, generating revenues, and sustaining profitability.

**If we are unable to generate revenues from any drug products other than CUBICIN, our ability to create long-term shareholder value may be limited.**

Apart from CUBICIN, we have no other drug products that have been approved by the FDA, and our current pipeline does not include any drug candidates that are in clinical development. Because of the long development time of drug candidates, even once they are in clinical development, none of the drug candidates that we are currently developing, even if one were to overcome the significant hurdles of a pre-clinical candidate ever making it to the commercial market, would generate revenues for many years. Unless and until we are able to develop, in-license or acquire other successful drug products, we will continue to rely solely on CUBICIN for our sales revenues. If we are unable to bring any of our current or future drug candidates to market, or to acquire any marketed drug products, our ability to create long-term shareholder value may be limited.

**If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.**

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends in large part upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. Historically, we have been highly dependent on our management and scientific and medical personnel. In order to induce valuable employees to remain at Cubist, we have provided options that vest over time. The value to employees of these options is significantly affected by movements in our stock price that we cannot control and may at any time be insufficient to counteract more lucrative offers from other companies. We have also provided retention letters to a limited number of key employees. Despite our efforts to retain valuable employees, members of our management, scientific and medical teams have in the past and may in the future terminate their employment with us. The loss of the services of any of our executive officers or other key employees could potentially harm our business or financial results if we are unable to effectively compensate for these losses.

Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel. Other biotechnology and pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to grow our business according to our business plan, including by developing or acquiring additional drug products, we may become a less attractive place to work for our existing employees and for high quality candidates. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize drug candidates will be limited.

**We have recently and may in the future undertake strategic acquisitions and we may not realize the benefits of such acquisitions.**

We acquired Illumigen in December 2007, which was only the second business acquisition since our inception. Although we have limited experience in acquiring businesses, we may acquire additional businesses that we believe will complement or augment our existing business. Acquisitions involve a number of risks, including: diversion of management's attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company's internal controls and procedures. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions and our models for an acquired product or business may turn out to be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to have overvalued an acquisition target. There also is the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated. Because our acquisition of Illumigen occurred so recently, many of these risks still exist with respect to this transaction.

If we acquire businesses with promising drug candidates or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to move one or more drug candidates through pre-clinical and/or clinical development to regulatory approval and commercialization. We cannot assure you that, following an acquisition, we will achieve revenues that justify the acquisition or that the acquisition will result in increased earnings, or reduced losses, for the combined company in any future period. Moreover, we may need to raise additional funds through public or private debt or equity financings to acquire any businesses, which would result in dilution for stockholders or the incurrence of indebtedness. We may not be able to operate acquired businesses profitably or otherwise implement our growth strategy successfully.

**The investment of our cash is subject to risks which could result in losses.**

We invest our cash in a variety of financial instruments; principally securities issued by the U.S. government and its agencies, investment grade corporate bonds and notes, auction rate securities and money market instruments. These investments are subject to credit, liquidity, market and interest rate risk. For example, if the issuers of auction rate securities are unable to successfully close auctions or if the credit ratings of any of our investments decline after initial purchase, we may be required to adjust the carrying value of these investments through an impairment charge. In fact, in August 2007, auctions for $58.1 million of our investments in auction rate securities failed and have failed since then. These auction rate notes consist of private placement, credit swap structured securities which reference synthetic portfolios of corporate bonds. These securities have long-term nominal maturities for which the interest rates are reset through a monthly auction. These auctions have historically provided a liquid market for these securities. All of the auction rate securities that failed are still AAA rated and none are backed by sub-prime mortgages. As a result of the auction failure, we have recorded temporary unrealized losses of $14.7 million in other comprehensive income as a reduction in shareholders' equity. The failure resulted in the interest rate on these investments resetting at the default coupon rate per the terms of the certificate. While we now earn a premium interest rate on the investments, the investments are not liquid. In the event we need to access these funds, we will not be able to until a future auction on these investments is successful, or until they reach their underlying maturity. If the issuers are unable to successfully close future auctions and the credit ratings on the underlying corporate tracking bond portfolios deteriorate significantly, we may be required to adjust the carrying value of these investments through an other-than-temporary impairment charge. The credit and capital markets have continued to deteriorate in 2008 and the bids on the auction rate notes we hold have since declined. If a certain concentration, as defined in the auction rate documents, of the underlying reference portfolios default, or if the issuing bank fails to make the required interest payments or the final principal payment upon the ultimate maturity of the notes, or if the credit ratings on the underlying reference portfolios deteriorate significantly, the company may be required to adjust the carrying value of these investments through an other-than-temporary impairment charge. Such risks, including the failure of future auctions for the auction rate securities, may result in a loss of liquidity, substantial impairment to our investments, realization of substantial future losses, or a complete loss of the investment in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition.

**Our ability to grow revenues from the commercialization and sale of CUBICIN will be limited if we or our partners do not obtain approval to market CUBICIN for any additional indications in countries where CUBICIN is approved, or if our partners do not receive approvals to market CUBICIN at all in countries where CUBICIN is not yet approved, or if we fail to fulfill certain post-approval requirements of the FDA relating to CUBICIN.**

We may seek regulatory approval for additional indications for CUBICIN. To do so, we must successfully conduct additional clinical trials and then apply for and obtain the appropriate regulatory approvals. Our revenues may not grow as expected and our business and operating results may be harmed if additional indications for CUBICIN are not approved in the United States.

In January 2006, the EMEA granted final approval for marketing CUBICIN in the EU for the treatment of cSSTI, where the presence of susceptible Gram-positive bacteria is confirmed or suspected. In August, 2007, the EMEA granted final approval for marketing CUBICIN in the EU for the additional indications of RIE due to *S. aureus* bacteremia and for *S. aureus* bacteremia associated with RIE or cSSTI. CUBICIN is also approved in Canada, Korea, Taiwan, India, Colombia and Israel for the same, or very similar, indications as our U.S. approval, in other non-EU European countries for the same indications as the EU approval, in Switzerland for cSSTI and *S. aureus* bacteremia and in Argentina for cSSSI, SAB and RIE. An import license for Macau was also received for CUBICIN for cSSSI, SAB and RIE. Our international collaborators have submitted or plan on submitting applications for approvals to market CUBICIN in other territories, however, we cannot be sure that any regulatory authority will approve these or any future submissions on a timely basis or at all.

In connection with our United States marketing approvals for CUBICIN, we have made certain Phase 4 clinical study commitments to the FDA, including for studies of renal-compromised patients, pediatric patients, and those with RIE. We have worked with the FDA to design these studies, which we expect to initiate this year. Our business would be seriously harmed if we do not complete these studies and the FDA, as a result, requires us to change the marketing label for CUBICIN. In addition, adverse medical events that occur during clinical trials or during commercial marketing could result in claims against Cubist and the temporary or permanent withdrawal of CUBICIN from commercial marketing, which could seriously harm our business and cause our stock price to decline. In particular, our planned pediatric trial exposes us to more uncertain and potentially greater risk because of the age of the subjects.

**We have collaborative relationships that expose us to a number of risks.**

We have entered into, and anticipate continuing to enter into, collaborative arrangements with multiple third parties to discover, test, manufacture and market drug candidates and drug products. In October 2003, we entered into an international license and product supply agreement with a subsidiary of Chiron Corporation, or Chiron, to seek regulatory approvals and commercialize CUBICIN in Europe, Australia, New Zealand, India and certain Central American, South American and Middle Eastern countries. In April 2006, Novartis acquired Chiron. In December 2006, we entered into a license and product supply agreement with AstraZeneca to seek regulatory approvals and commercialize CUBICIN in China and other countries in Asia, Africa and the Middle East. In March 2007, we entered into a license agreement with Merck & Co., Inc., or Merck, for the development and commercialization of CUBICIN in Japan. We also have entered into agreements with partners for the commercialization of CUBICIN in Israel, Taiwan, Canada and South Korea. In addition to commercial collaborations, we collaborate with a variety of other companies for manufacturing, clinical trials, clinical and preclinical testing, and research activities. Collaborations such as these are necessary for us to research, develop, and commercialize drug candidates. We cannot be sure that we will be able to establish any additional collaborative relationships on terms acceptable to us or that we will be able to work successfully with our existing collaborators or their successors.

Reliance on collaborative relationships poses a number of risks including the following:

- the focus, direction, amount and timing of resources dedicated by our collaborators to their respective collaborations with us is not under our control, which may result in less successful commercialization of CUBICIN in our partners' territories than if we had control over the CUBICIN franchise in these territories;
- our collaborators may not perform their obligations, including appropriate and timely reporting on CUBICIN adverse events in their territories, as expected;
- some drug candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own drug candidates or drug products;
- our collaborators may not elect to proceed with the development of drug candidates that we believe to be promising;
- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation, or the preferred course of development or commercialization strategy, might cause delays or termination of the research, development or commercialization of drug candidates, lead to additional responsibilities with respect to drug candidates, or result in litigation or arbitration, any of which would be time-consuming and expensive; and
- some of our collaborators might develop independently, or with others, drug products that compete with ours.

Collaborative arrangements with third parties are a critical part of our business strategy, and any inability on our part to establish collaborations on terms favorable to us or working successfully with our collaborators will have an adverse effect on our operations and financial performance.

**A variety of risks associated with our international business relationships could materially adversely affect our business.**

We have manufacturing, collaborative and clinical trial relationships outside the United States, and CUBICIN is marketed internationally through licensees and distributors. Consequently, we are, and will continue to be, subject to additional risks related to operating in foreign countries. Associated risks of conducting operations in foreign countries include:

- differing regulatory requirements for drug approvals in foreign countries;
- unexpected CUBICIN adverse events that occur in foreign markets that we have not experienced in the United States;
- foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
- the potential for so-called parallel importing;
- unexpected changes in tariffs, trade barriers and regulatory requirements;
- economic weakness, including inflation, or political instability in particular foreign economies and markets;
- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
- foreign taxes, including withholding of payroll taxes;
- workforce uncertainty in countries where labor unrest is more common than in the United States;

- production shortages resulting from events affecting raw material supply or manufacturing capabilities abroad; and
- business interruptions resulting from geo-political actions, including war and terrorism, and natural disasters in other countries.

These and other risks associated with our international operations may materially adversely affect our ability to maintain profitability.

**We depend on third parties in the conduct of our clinical trials for CUBICIN and expect to do so with respect to other drug candidates, and any failure of those parties to fulfill their obligations could adversely affect our development and commercialization plans.**

We depend on independent clinical investigators, CROs and other third party service providers in the conduct of our clinical trials for CUBICIN and expect to do so with respect to other drug candidates. We rely heavily on these parties for successful execution of our clinical trials but do not control many aspects of their activities. For example, the investigators are not our employees. However, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the further development, approval and commercialization of CUBICIN and that of future drug candidates.

**We have incurred substantial losses in the past and may incur additional losses.**

Since we began operations, we incurred substantial net losses in every fiscal period until the third quarter of 2006. We generated income of $48.1 million for the year ended December 31, 2007 and incurred a net loss of $0.4 million for the year ended December 31, 2006. At December 31, 2007, we had an accumulated deficit of $436.0 million. These losses have resulted from costs associated with conducting research and development, conducting clinical trials, commercialization efforts and associated administrative costs.

We cannot be certain that we will not incur future operating losses related to the continued development and commercialization of CUBICIN, the development of our other drug candidates, as well as investments in other product opportunities. As a result, we cannot make specific predictions about our continued profitability. If we fail to maintain profitability, the market price of our common stock may decline.

**We may require additional funds and we do not know if additional funds would be available to us at all, or on terms that we find acceptable.**

Until the third quarter of 2006, we were not a self-sustaining business, and we cannot guarantee that certain economic and strategic factors will not require us to seek additional funds. We believe that our existing cash, cash equivalents, investments and the anticipated cash flow from revenues will be sufficient to fund our operating expenses, debt obligations and capital requirements under our current business plan for the foreseeable future. We expect capital outlays and operating expenditures to increase over the next several years as we continue our commercialization of CUBICIN, actively seek to acquire or in-license additional products or product candidates, and expand our research and development activities and infrastructure. We may need to spend more money than currently expected because of unforeseen circumstances or circumstances beyond our control. We have no committed sources of capital and do not know whether additional financing will be available when and if needed, or, if available, that the terms will be favorable to our shareholders or us.

We may seek additional funding through public or private financing or other arrangements with collaborators. If we raise additional funds by issuing equity securities, further dilution to existing stockholders may result. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. We cannot be certain, however, that additional financing will be available from any of these sources or, if available, will be on acceptable or affordable terms.

Our annual debt service obligations on our 2.25% subordinated convertible notes due in June 2013 are approximately $6.8 million per year in interest payments. We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations or to repay our debt, we may be forced to delay or terminate clinical trials or curtail operations. We may also be forced to obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses on terms that are not favorable to us. If we fail to obtain additional capital, if needed, we will not be able to execute our current business plan successfully.

**Our business may suffer if we fail to manage our growth effectively.**

If our potential drug candidates progress in development or we are able to continue expanding the commercialization of CUBICIN, we will need to continue to build our organization and require significant additional investment in personnel, management systems and resources. Our ability to develop and grow the commercialization of our products, achieve our research and development objectives, and satisfy our commitments under our collaboration agreements depends on our ability to respond effectively to these demands and expand our internal organization to accommodate additional anticipated growth. If we are unable to achieve or manage our continued growth effectively, there could be a material adverse effect on our business.

### *Risks Related to Our Industry*

**We may become involved in patent litigation or other intellectual property proceedings relating to our products or processes that could result in liability for damage or stop our development and commercialization efforts.**

The pharmaceutical industry has been characterized by significant litigation and interference and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights. The types of situations in which we may become parties to such litigation or proceedings include:

- We or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;
- We or our collaborators may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our products or processes do not infringe such third parties' patents;
- If our competitors file patent applications that claim technology also claimed by us, we or our collaborators may participate in interference or opposition proceedings to determine the priority of invention;
- If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings;

- If third parties initiate litigation claiming that our brand names infringe their trademarks, we and our collaborators will need to defend against such proceedings; and
- If third parties file ANDAs with the FDA seeking to market generic versions of our products prior to expiration of relevant patents owned or licensed by us, we may need to defend our patents, including by filing lawsuits alleging patent infringement.

An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

**Competitors may develop drug products that make our drug products obsolete, less cost effective or otherwise less attractive to use.**

Researchers are continually learning more about diseases, which may lead to new technologies for treatment. Even if we are successful in developing effective drug products, new drug products introduced after we commence marketing of any drug product may be safer, more effective, less expensive or easier to administer than our drug products.

**Revenues generated by products we currently market or that we successfully develop and for which we obtain regulatory approval depend on reimbursement from third-party payors such that if reimbursement for our products is reduced or is insufficient, there could be a negative impact on the utilization of our products.**

Acceptable levels of reimbursement for costs of developing and manufacturing drug products and treatments related to those drug products by government authorities, private health insurers, and other organizations, such as HMOs, can have an affect on the successful commercialization of, and attracting collaborative partners to invest in the development of, our drug products and drug candidates. In both the United States and in foreign jurisdictions, legislative and regulatory actions can affect health care systems and reimbursement for our products.

For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and its implementing regulations, altered the manner in which Medicare sets payment levels for many prescription drugs, including CUBICIN. Under this legislation, beginning in 2005, Medicare reimbursement for CUBICIN was based on average sales price, or ASP, rather than average wholesale price in both the physician office and hospital outpatient settings. This resulted in lower payment rates in 2005 as compared to 2004. Moreover, under this payment methodology the payment rate for CUBICIN is set on a quarterly basis based upon the ASP for previous quarters, and significant downward fluctuations in such reimbursement rate could negatively affect sales of CUBICIN. In addition, further changes to this methodology are possible.

Another action that may affect reimbursement related to our products involves a statutory requirement, and its implementing regulations, that Medicare may not make a higher payment for inpatient services that are caused by medical conditions arising after a patient is admitted to the hospital. Medicare pays for inpatient hospital services under a prospective payment system in which cases are grouped into Medicare Severity Diagnosis Related Groups, or MS-DRGs, and the amount of the single Medicare payment depends upon the applicable MS-DRG. That can vary based on the condition of the patient. Under the statute, effective October 1, 2008, if a case would be assigned to a higher paying MS-DRG because of a specified condition that arose after admission to the hospital, the Medicare payment would remain at the lower paying MS-DRG that would have applied in the absence of such condition. The Centers for Medicare and Medicaid Services has specified the conditions to which this policy would apply and they include conditions that may be treated with CUBICIN. In addition, other conditions may be added in the future, including MRSA. As a result of this policy, in certain circumstances, hospitals may receive less reimbursement for Medicare patients that obtain a hospital acquired infection, which may be treated with CUBICIN. We cannot be sure what impact this upcoming policy will have on the demand for CUBICIN.

There have been a number of other legislative and regulatory actions affecting health care systems. The current uncertainty and the potential for adoption of additional changes could affect the timing and amount of our product revenue, our ability to raise capital, obtain additional collaborators and market our products. Medicare payments for CUBICIN can influence pricing in the non-Medicare market as third party payors may base their reimbursement on the Medicare rate. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our drug products. Any reduction in demand would adversely affect our business. If reimbursement is not available or is available only at limited levels, we may not be able to obtain collaborators to manufacture and commercialize drug products, and may not be able to obtain a satisfactory financial return on our own manufacture and commercialization of any future drug products.

Third-party payors are increasingly challenging prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, as well as possible legislative changes to reform health care or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us in the future. Cost-cutting measures that health care providers are instituting, and the effect of any health care reform, could materially adversely affect our ability to sell any drug products that are successfully developed by us and approved by regulators. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Outside the United States, certain countries set prices in connection with the regulatory process. We cannot be sure that such prices will be acceptable to us or our collaborators. Such prices may negatively impact our sales revenue in those countries.

**Our industry is highly regulated and our products are subject to ongoing regulatory review.**

Our company, our drug products, the manufacturing facilities for our drug products and our promotion and marketing materials are subject to continual review and periodic inspection by the FDA and other regulatory agencies for compliance with pre-approval and post-approval regulatory requirements, including good manufacturing practices, or GMP, regulations, adverse event reporting, advertising and product promotion regulations, and other requirements. In addition, if there are any modifications to a drug product that we are developing or commercializing, further regulatory approval will be required.

State laws and regulations may also affect our ability to manufacture, market and ship our product, including legislation in California which, if implemented, would require an electronic "pedigree" on all pharmaceutical products delivered to patients in California. This, or other state law requirements, may be difficult or costly for us to implement, and if any changes to our product or the manufacturing process are required, we may have to seek approval from the FDA or other regulatory agencies in order to comply with the state law.

Failure to comply with manufacturing and other post-approval state law, regulations of the FDA and other regulatory agencies can, among other things, result in fines, increased compliance expense, denial or withdrawal of regulatory approvals, product recalls or seizures, forced discontinuance of or changes to important promotion and marketing campaigns, operating restrictions and criminal prosecution. Later discovery of previously unknown problems with a drug product, manufacturer or facility may result in restrictions on the drug product, us or our manufacturing facilities, including withdrawal of the drug product from the market. The cost of compliance with pre- and post-approval regulation may have a negative effect on our operating results and financial condition.

**New accounting pronouncements or guidance may require us to change the way in which we account for our operational or business activities.**

The Financial Accounting Standards Board, or FASB, the SEC, and other bodies that have jurisdiction over the form and content of our accounts are constantly discussing and interpreting proposals and existing pronouncements designed to ensure that companies best display relevant and transparent information relating to their respective businesses. The pronouncements and interpretations of pronouncements by FASB, the SEC and other bodies may have the effect of requiring us to account for revenues and/or expenses in a different manner than we have done in the past which could have a material adverse impact on our financial results.

**Our corporate compliance program cannot ensure that we are in compliance with all applicable "fraud and abuse" laws and regulations and other applicable laws and regulations in the jurisdictions in which we sell CUBICIN, and a failure to comply with such regulations or prevail in litigation related to noncompliance could harm our business.**

Our general operations, and the research, development, manufacture, sale and marketing of our products, are subject to extensive laws and regulation, including but not limited to, health care "fraud and abuse" laws, such as the federal false claims act, the federal anti-kickback statute, and other state and federal laws and regulations. While we have developed and implemented a corporate compliance program based upon what we believe are current best practices, we cannot guarantee that this program will protect us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

**We could incur substantial costs resulting from product liability claims relating to our pharmaceutical products.**

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical and biotechnology products. Our products and the clinical trials utilizing our products and drug candidates may expose us to product liability claims and possible adverse publicity. Product liability insurance is expensive, is subject to deductibles and coverage limitations, and may not be available in the future. While we currently maintain product liability insurance coverage, we cannot be sure that such coverage will be adequate to cover any incident or all incidents. In addition, we cannot be sure that we will be able to maintain or obtain insurance coverage at acceptable costs or in a sufficient amount, that our insurer will not disclaim coverage as to a future claim or that a product liability claim would not otherwise adversely affect our business, operating results or financial condition.

**Our use of hazardous materials, chemicals, microorganisms and radioactive compounds exposes us to potential liabilities.**

Our research and development efforts involve the controlled use of hazardous materials, chemicals, viruses, bacteria and various radioactive compounds. We are subject to numerous environmental and safety laws and regulations and to periodic inspections for possible violations of these laws and regulations. Any such violation and the cost of compliance with any resulting order or fine could adversely effect our operations. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or a determination of non-compliance, we could be held liable for significant damages or fines.

**If we are unable to adequately protect our confidential, electronically stored, transmitted and communicated information, it could significantly harm our business.**

In our business, we electronically store large amounts of scientific, technical, employee, customer and other data. The amount of confidential, digital information that we store and that we transmit and communicate to third parties continues to grow as technology continues to evolve. If we have inadequate security to protect this information from a breach and/or if such a breach should occur, crucial confidential information about our research, development, employees, customers and future prospects could be unintentionally disclosed. In addition, our information could be improperly disclosed if we are unable to restrict what third parties with whom we share such information may do with the information, or how long they may access it. If our competitors were able to acquire our confidential information, our business and future prospects could be harmed.

*Risks Related to Ownership of Our Common Stock*

**Our stock price may be volatile, and the value of our stock could decline.**

The trading price of our common stock has been, and is likely to continue to be volatile. Our stock price could be subject to downward fluctuations in response to a variety of factors, including the following:

- the investment community's view of the revenue, financial and business projections we provide to the public, and whether we succeed or fail in meeting or exceeding these projections;
- actual or anticipated variations in our quarterly operating results;
- failure of third party reporters of sales data to accurately report our sales figures;
- third parties filing ANDAs with the FDA, and the results of any litigation that we file to defend and/or assert our patents against such third parties;
- adverse results or delays in our clinical trials;
- our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;
- our inability to obtain adequate product supply for any approved drug product or inability to do so at acceptable prices;
- our termination of a collaboration or our inability to establish additional collaborations;
- regulatory decisions that are adverse to us and/or our products;
- safety concerns related to the use of CUBICIN;
- introduction of new products or services offered by us or our competitors;

- the announcements of acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
- expectations in the financial markets that Cubist may or may not be the target of potential acquirors;
- our failure to develop or acquire additional drug candidates and commercialize additional drug products;
- our issuance of additional debt or equity securities;
- litigation, including stockholder or patent litigation;
- the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community; and
- other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the NASDAQ Global Select Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

**If our officers, directors and certain stockholders choose to act together, they would be able to influence our management and operations, acting in their best interests and not necessarily those of other stockholders.**

Our directors, executive officers and greater than 5% stockholders and their affiliates beneficially own a significant percentage of our issued and outstanding common stock. Accordingly, they collectively would have the ability to influence the election of all of our directors and to influence the outcome of some corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

**We have implemented anti-takeover provisions that could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders.**

The existence of our stockholder rights plan and provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our headquarters are located at 65 Hayden Avenue in Lexington, Massachusetts, where we own approximately 88,000 square feet of commercial and laboratory space and twelve acres of land.

Our operating leases consist of approximately 121,000 square feet of office and data center space at 45/55 Hayden Avenue in Lexington, Massachusetts, pursuant to a term lease that expires in April 2016, 24,000 square feet of commercial space at 24 Emily Street in Cambridge, Massachusetts, pursuant to a term lease that expires in September 2008 and 15,000 square feet of commercial space at 148

Sidney Street in Cambridge Massachusetts, pursuant to a term lease that expires in December 2010. We have subleased the space located at 24 Emily Street for a term that coincides with the September 2008 lease expiration. We have subleased the space located at 148 Sidney Street through October 2010.

## ITEM 3. LEGAL PROCEEDINGS

None.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the last quarter of the fiscal year ended December 31, 2007.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information required to be disclosed by Item 201(d) of Regulation S-K, "Securities Authorized for Issuance Under Equity Compensation Plans," is included under Item 12 of Part III of this Annual Report on Form 10-K.

**Market Information**

Cubist's common stock is traded on the NASDAQ Global Select Market℠ under the symbol CBST. The following table shows the high and low sales price for Cubist's common stock as reported by the NASDAQ Global Select Market℠ for each quarter in the years ended December 31, 2007 and 2006.

| | Common Stock Price | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | High | Low | High | Low |
| First Quarter | $22.68 | $16.97 | $25.30 | $19.84 |
| Second Quarter | $23.80 | $19.52 | $26.77 | $18.63 |
| Third Quarter | $25.72 | $19.16 | $25.40 | $19.56 |
| Fourth Quarter | $24.75 | $19.68 | $23.35 | $17.82 |

**Holders**

As of February 25, 2008, Cubist had 198 stockholders of record. This figure does not reflect persons or entities that hold their stock in nominee or "street" name through various brokerage firms.

**Dividends**

Cubist has never declared or paid cash dividends on its capital stock and does not anticipate paying any dividends in the foreseeable future. The Company intends to retain future earnings, if any, to operate and expand the business. Payment of any future dividends will be at the discretion of the board of directors after taking into account various factors, including the Company's financial condition, operating results, cash needs and growth plans.

**Recent Sales of Unregistered Securities**

None.

**Corporate Performance Graph**

*The following Performance Graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.*

The following graph compares the performance of Cubist's common stock to the NASDAQ Stock Market (U.S.) and to the NASDAQ Pharmaceutical Index from December 31, 2002 through December 31, 2007. The comparison assumes $100 was invested on December 31, 2002 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any. The points on the graph are as of December 31 of the year indicated.



DOLLARS
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
CBST
Nasdaq Stock Market (U.S.)
Nasdaq Pharmaceutical Index


| | CBST | Nasdaq Stock Market (U.S.) | Nasdaq Pharmaceutical Index |
|---|---|---|---|
| 12/31/2002 | 100 | 100 | 100 |
| 12/31/2003 | 148 | 150 | 147 |
| 12/31/2004 | 144 | 163 | 156 |
| 12/30/2005 | 258 | 166 | 172 |
| 12/29/2006 | 220 | 183 | 168 |
| 12/31/2007 | 249 | 198 | 177 |

## ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 are derived from our audited consolidated financial statements.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (in thousands, except share and per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| U.S. product revenues, net | $ 285,059 | $ 189,512 | $ 113,434 | $ 58,559 | $ 1,673 |
| International product revenues | 5,347 | 808 | 80 | — | — |
| Other revenues | 4,214 | 4,428 | 7,131 | 9,512 | 2,043 |
| Total revenues, net | 294,620 | 194,748 | 120,645 | 68,071 | 3,716 |
| Costs and expenses: | | | | | |
| Cost of product revenues | 68,860 | 48,803 | 32,739 | 20,249 | 816 |
| Research and development | 85,175(1) | 57,405 | 51,673 | 57,182 | 54,505 |
| Sales and marketing | 67,662 | 56,879 | 42,331 | 35,019 | 21,090 |
| General and administrative | 31,485 | 26,745 | 19,335 | 20,234 | 29,978(2) |
| Total costs and expenses | 253,182 | 189,832 | 146,078 | 132,684 | 106,389 |
| Interest income | 18,036 | 10,589 | 3,292 | 1,767 | 2,182 |
| Interest expense | (9,427) | (15,893) | (9,836) | (13,607) | (13,601) |
| Other income (expense) | (20) | 12 | 125 | (59) | (911) |
| Provision for income taxes | 1,880 | — | — | — | — |
| Net income (loss) | $ 48,147 | $ (376) | $ (31,852) | $ (76,512) | $ (115,003) |
| Basic net income (loss) per common share | $ 0.87 | $ (0.01) | $ (0.60) | $ (1.86) | $ (3.61) |
| Diluted net income (loss) per common share | $ 0.83 | $ (0.01) | $ (0.60) | $ (1.86) | $ (3.61) |
| Shares used in calculating: | | | | | |
| Basic net income (loss) per common share | 55,591,775 | 54,490,376 | 53,053,307 | 41,228,275 | 31,872,555 |
| Diluted net income (loss) per common share | 68,822,996 | 54,490,376 | 53,053,307 | 41,228,275 | 31,872,555 |

(1) In 2007, Cubist recorded an in-process research and development, or IPR&D charge of $14.4 million related to the acquisition of Illumigen.

(2) In 2003, Cubist recorded a lease termination charge of $12.9 million related to the planned closure of its UK facility.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (in thousands) | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and investments | $398,184 | $309,169 | $101,748 | $128,417 | $142,429 |
| Working capital | 342,496 | 303,482 | 99,004 | 93,703 | 90,530 |
| Total assets | 534,515 | 439,035 | 218,065 | 215,908 | 222,558 |
| Total debt | 350,000 | 350,000 | 165,000 | 165,000 | 197,500 |
| Long-term obligations | 352,698 | 351,760 | 165,000 | 165,078 | 195,693 |
| Stockholders' equity (deficit) | 98,702 | 40,590 | 16,599 | 20,846 | (18,216) |
| Dividends | — | — | — | — | — |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion should be read in conjunction with Cubist's financial statements and related notes appearing elsewhere in this annual report. The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this annual report. See also "Forward-Looking Statements."*

### Overview

Cubist is a biopharmaceutical company headquartered in Lexington, Massachusetts, focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment. To date, we have concentrated exclusively on developing products for the anti-infective marketplace. We have one marketed product, CUBICIN, which was launched in the U.S. in November 2003. CUBICIN is currently the only marketed once-daily, bactericidal, intravenous (IV) antibiotic with activity against methicillin-resistant *S. aureus*, or MRSA. CUBICIN is approved in the U.S. for the treatment of cSSSI, caused by *S. aureus* and certain other Gram-positive bacteria, and for *S. aureus* bloodstream infections (bacteremia), including those with right-sided infective endocarditis, caused by methicillin-susceptible and methicillin-resistant isolates. In the EU, CUBICIN is approved for the treatment of complicated skin and soft tissue infections, or cSSTI, where the presence of susceptible Gram-positive bacteria is confirmed or suspected. In September 2007, the Marketing Authorization for the CUBICIN label in the EU was expanded to include right-sided infective endocarditis, or RIE, due to *S. aureus* bacteremia associated with RIE or cSSTI.

Net product sales of CUBICIN for the twelve months ended December 31, 2007 were $290.4 million, as compared to $190.3 million in the twelve months ended December 31, 2006. Net income for the twelve months ended December 31, 2007 was $48.1 million or $0.87 and $0.83 per basic and diluted share, respectively, as compared to a net loss of $0.4 million or $0.01 per basic and diluted share for the twelve months ended December 31 2006.

In December 2007, Cubist acquired Illumigen pursuant to its October 2007 option agreement. Per the merger agreement, Cubist agreed to pay $9.0 million, plus Illumigen's closing cash and less Illumigen's closing liability balances, in cash to Illumigen shareholders, and Illumigen became a wholly-owned subsidiary of Cubist. Illumigen's lead compound, IB657, is a protein therapeutic in late-stage pre-clinical development as an interferon-sparing agent for the treatment of HCV infections. Cubist has evaluated whether the Illumigen acquisition meets the criteria of a business as outlined in Emerging Issues Task Force, or EITF, 98-3, "*Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,*" and has concluded that the entity did not qualify as a business. Accordingly, we accounted for this transaction as an acquisition of assets. The total costs associated with the acquisition were $16.4 million and include the closing cash consideration paid to Illumigen shareholders, the option agreement payment of $4.7 million made in October 2007, transaction costs of $0.8 million, and $0.7 million of costs paid by Cubist during the option period related to an IND enabling study of IB657 and Illumigen's operating costs during the option period. The total consideration was allocated to net tangible assets acquired of $1.3 million, consisting primarily of cash, IPR&D of $14.4 million and research and development expense of $0.7 million. The IPR&D represents the value assigned to the IB657 compound, and is included in research and development expense for the year ended December 31, 2007. We expect to file an IND for IB657 in the second half of 2008. Cubist will make additional payments to the former Illumigen shareholders of up to $75.5 million if certain development and regulatory milestones are achieved during the development of IB657 as a therapy for HCV. In addition, if Cubist develops an Illumigen product for the treatment of viral infections other than HCV, additional development and regulatory milestone payments of up to

$117.0 million would apply. If Illumigen product(s) are commercialized, sales milestones of up to $140.0 million, as well as tiered royalties, would apply.

In March 2007, we entered into a license agreement with Merck for the development and commercialization of CUBICIN in Japan, the last country outside the U.S. for which Cubist did not have a partner for the distribution of CUBICIN. Merck will develop and commercialize CUBICIN through its wholly-owned subsidiary, Banyu Pharmaceutical Co., Ltd., or Banyu. In exchange for the development and commercialization rights in Japan, Merck paid us $6.0 million cash upfront. This $6.0 million was recorded as deferred revenue, and will be recognized as revenue over the estimated performance period of the agreement. We may receive up to an additional $39.5 million in total milestone payments if Merck reaches certain regulatory and sales milestones. In addition, Merck will purchase finished but unlabeled vials of CUBICIN from us in exchange for a transfer price.

In July 2007, Kuhnil Pharmaceutical Corp., or Kuhnil, our CUBICIN marketing partner for South Korea, and TTY BioPharm Company, Ltd., our CUBICIN marketing partner for Taiwan, received approvals for *S. aureus* bacteremia, including RIE, in both South Korea and Taiwan, respectively. The approval in South Korea includes both cSSSI and *S. aureus* bacteremia, including RIE. CUBICIN was previously approved in Taiwan for cSSSI caused by Gram-positive bacteria. In September 2007, Oryx Pharmaceuticals, Inc., our CUBICIN marketing partner in Canada, received approval for cSSSI and *S. aureus* bacteremia. Oryx formally launched CUBICIN in Canada in January 2008.

We continue to sell CUBICIN in the U.S. in accordance with our drop-ship program under which orders are processed through wholesalers but shipments are sent directly to our end-users. This provides us with greater visibility into end-user ordering and reordering trends. We outsource many of our supply chain activities, including: (i) manufacturing and supplying CUBICIN API; (ii) converting CUBICIN API into its finished, vialed and packaged formulation; (iii) managing warehousing and distribution of CUBICIN to our customers; and (iv) performing the order processing, order fulfillment, shipping, collection and invoicing services related to our CUBICIN product sales.

We have focused our pipeline building efforts on opportunities that leverage our anti-infective and acute-care discovery, development, regulatory, and commercialization expertise. Currently, we have multiple anti-infective programs approaching the IND filing stage preparatory to clinical trials.

Since our inception, we have incurred net losses in every fiscal period until the third quarter of 2006 principally as a result of research and development efforts, preclinical testing, clinical trials, and administrative costs. As of December 31, 2007, we had an accumulated deficit of $436.0 million.

**Results of Operations**

**Years Ended December 31, 2007 and 2006**

*Revenues*

The following table sets forth revenues for the years ended December 31, 2007 and 2006:

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | % Change |
| | (in millions) | | |
| U.S. product revenues, net | $285.1 | $189.5 | 50% |
| International product revenues | 5.3 | 0.8 | 562% |
| Other revenues | 4.2 | 4.4 | −5% |
| Total revenues, net | $294.6 | $194.7 | 51% |

*Product Revenues, net*

Net sales of CUBICIN were $290.4 million in 2007 and $190.3 million in 2006. Gross sales of CUBICIN totaled $306.7 million and $199.8 million for the years ended December 31, 2007 and 2006, respectively, and are offset by $16.3 million and $9.5 million of allowances for sales returns, Medicaid and customer rebates, chargebacks, prompt-pay discounts and wholesaler management fees. The increase in product revenues was primarily due to increased U.S. customer volume, as well as a 6.2% price increase in January 2007. International revenues for the years ended December 31, 2007 and 2006 consisted primarily of product sales to Novartis.

We generally do not allow wholesalers to stock CUBICIN. We have a drop-ship program in place through which orders are processed through wholesalers, but shipments are sent directly to our end-users. This results in sales trends closely tracking actual hospital and out-patient administration location purchases of our product. Certain wholesalers seek various fees for data supply and administration services. Net product revenues are reduced by any such fees paid to the wholesalers.

*Other Revenues*

Other revenues for the year ended December 31, 2007 were $4.2 million as compared to $4.4 million for the year ended December 31, 2006, a decrease of $0.2 million or 5%. Included in other revenues for the year ended December 31, 2007 is revenue related to payments totaling $3.0 million under our license agreement with Novartis. The payments were received as a result of regulatory approvals for an expanded CUBICIN label in the EU. Also included in other revenues for the year ended December 31, 2007 is the amortization of license fees received from AstraZeneca, Merck and TTY. Included in other revenues for the year ended December 31, 2006 is revenue related to payments totaling $4.0 million under our license agreement with Novartis. The payments were received as a result of regulatory and pricing approvals for CUBICIN in Europe. Also included in other revenues for the year ended December 31, 2006 is $0.3 million of Small Business Innovation Research, or SBIR, grant revenue.

*Costs and Expenses*

The following table sets forth costs and expenses for the years ended December 31, 2007 and 2006:

| | December 31, 2007 | December 31, 2006 | % Change |
|---|---|---|---|
| | (in millions) | | |
| Cost of product revenues | $ 68.9 | $ 48.8 | 41% |
| Research and development | 85.2 | 57.4 | 48% |
| Sales and marketing | 67.7 | 56.9 | 19% |
| General and administrative | 31.5 | 26.7 | 18% |
| Total costs and expenses | $253.3 | $189.8 | 33% |

*Cost of Product Revenues*

Cost of product revenues were $68.9 million and $48.8 million in the years ended December 31, 2007 and 2006, respectively. Our gross margin for the year ended December 31, 2007, was 76% as compared to 74% for the year ended December 31, 2006. The increase in our gross margin is primarily due to reduced overall pricing from our manufacturing vendors as well as higher volume resulting in lower cost per unit sold. Included in our cost of product revenues are royalties owed to Eli Lilly on net sales of CUBICIN under our license agreement with Eli Lilly. In March of 2005, we issued to Eli Lilly $20.0 million of our common stock in exchange for a 2% reduction in the royalties payable to Eli Lilly. In 2003, we issued to Eli Lilly $8.0 million of our common stock in exchange for a 1% reduction in the royalties payable to Eli Lilly. We also issued 38,922 shares of our common stock valued at $0.5 million in 2003 as a milestone payment to Eli Lilly. These amounts have been capitalized on our balance sheet as intangible assets and are amortized to cost of product revenues over the remaining life of our license agreement with Eli Lilly. Amortization included in cost of product revenues related to these items was $2.5 million for the years ended December 31, 2007 and 2006.

As our production volumes increase, there is the potential for our gross margin to increase as we work to develop manufacturing process improvements. Whether that potential can be realized and the extent to which such potential can be realized are uncertain.

*Research and Development Expense*

Total research and development expense in the year ended December 31, 2007 was $85.2 million as compared to $57.4 million in the year ended December 31, 2006, an increase of $27.8 million or 48%. The increase in research and development expenses was due primarily to (i) the IPR&D charge of $14.4 million and other related expense of $0.7 million related to the acquisition of Illumigen in December 2007; (ii) an increase of $4.5 million in payroll, benefits, travel and other employee related expenses; (iii) an increase of $4.2 million in clinical and non-clinical study costs; (iv) an increase of $2.3 million in collaboration expense; (v) an increase of $0.7 million in professional services expense; (vi) an increase of $0.6 million in research grant expense; (vii) an increase of $0.4 million in information technology expense; and (vii) an increase of $0.4 million in laboratory supplies and equipment expense.

We expect to continue incurring substantial research and development expenses related to: (i) Phase 2 and Phase 4 clinical trials for CUBICIN; (ii) pre-clinical and clinical testing of other products under development, such as our HCV and CDAD preclinical compounds, and our resistant Gram-positive and Gram-negative programs; (iii) regulatory matters; and (iv) medical affairs activities.

*Sales and Marketing Expense*

Sales and marketing expense in the year ended December 31, 2007 was $67.7 million as compared to $56.9 million in the year ended December 31, 2006, an increase of $10.8 million or 19%. The increase in sales and marketing expense is primarily due to (i) an increase of $5.3 million in payroll, benefits, travel and other employee related expenses; (ii) an increase of $4.7 million in marketing, promotional programs and trade show expense; and (iii) an increase of $0.5 million in information technology expense. Sales and marketing expense are expected to increase in 2008 as we continue our commercialization efforts related to CUBICIN in the U.S. and work towards achieving our goal of increasing the number of CBMs in the U.S. from 135 to 164 by April 1, 2008.

*General and Administrative Expense*

General and administrative expense in the year ended December 31, 2007, was $31.5 million as compared to $26.7 million in the year ended December 31, 2006, an increase of $4.7 million or 18%. This increase is primarily due to (i) an increase of $1.9 million in payroll, benefits and other employee related expenses; and (ii) an increase of $3.0 million in professional services.

*Other Income (Expense), net*

The following table sets forth other income (expense), net for the years ended December 31, 2007 and 2006:

| | December 31, 2007 | December 31, 2006 | % Change |
|---|---|---|---|
| | (in millions) | | |
| Interest income | $18.0 | $ 10.6 | 70% |
| Interest expense | (9.4) | (15.9) | −41% |
| Other income | — | — | −267% |
| Total other income (expense), net | $ 8.6 | $ (5.3) | −262% |

*Interest Income and Expense*

Interest income in the year ended December 31, 2007 was $18.0 million as compared to $10.6 million in the year ended December 31, 2006, an increase of $7.4 million or 70%. The increase in interest income is due primarily to a higher average cash balance during 2007 as compared to 2006 as well as higher rates of return on our investments. The higher average cash balance is due to increased cash from operations as well as the net proceeds of $339.1 million resulting from the closing of our $350.0 million aggregate principal amount of 2.25% convertible subordinated notes offering on June 6, 2006, offset by the repayment of the principal and outstanding interest of our $165.0 million aggregate principal amount of 5.5% convertible subordinated notes, plus a prepayment penalty.

Interest expense in the year ended December 31, 2007 was $9.4 million as compared to $15.9 million in the year ended December 31, 2006, a decrease $6.5 million or 41%. The decrease in interest expense is primarily due to the early repayment of our $165.0 million aggregate principal amount of 5.5% convertible subordinated notes due in November 2008 on June 28, 2006. We used a portion of the proceeds from the June 2006 $350.0 million 2.25% convertible subordinated notes offering to repay the principal and outstanding interest of the $165.0 million aggregate principal amount of 5.5% convertible subordinated notes. This early prepayment in 2006 resulted in one time charges to interest expense of the prepayment penalty of $3.9 million as well as the write-off of the remaining unamortized balance of related debt issuance costs of $1.8 million.

*Provision for Income Taxes*

Cubist's effective tax rate for the years ended December 31, 2007 and 2006 were 3.7% and 0%, respectively. The effective tax rate for the year ended December 31, 2007 relates to federal alternative minimum tax expense and state tax expense. The Company and its subsidiaries file income tax returns with the U.S. federal government and with multiple state and local jurisdictions in the U.S. All of our deferred tax assets have a full valuation allowance recorded against them. We continue to monitor the available information in determining whether there is sufficient positive evidence to consider releasing the valuation allowance on the deferred tax assets. Should we determine the valuation allowance is no longer required, a tax benefit would be recorded in the financial period of the change in determination.

**Years Ended December 31, 2006 and 2005**

*Revenues*

The following table sets forth revenues for the year ended December 31, 2006 and 2005:

| | December 31, 2006 | December 31, 2005 | % Change |
|---|---|---|---|
| | (in millions) | | |
| U.S. product revenues, net | $189.5 | $113.4 | 67% |
| International product revenues | 0.8 | 0.1 | 910% |
| Other revenues | 4.4 | 7.1 | −38% |
| Total revenues, net | $194.7 | $120.6 | 61% |

*Product Revenues, net*

Net sales of CUBICIN were $190.3 million and $113.5 million in 2006 and 2005, respectively. Gross sales of CUBICIN totaled $199.8 million and $118.6 million for the years ended December 31, 2006 and 2005, respectively, and are offset by $9.5 million and $5.1 million of allowances for sales returns, Medicaid and customer rebates, chargebacks, prompt-pay discounts and wholesaler management fees. The increase in revenues was primarily due to increased customer volume. Also impacting net product revenues was a 6.6% price increase in October 2005 and an additional 6.5% price increase in May 2006. Included in net product revenues for the year ended December 31, 2006 is $0.8 million of international sales.

We generally do not allow wholesalers to stock CUBICIN. We have a drop-ship program in place through which orders are processed through wholesalers, but shipments are sent directly to our end-users. This results in sales trends closely tracking actual hospital and out-patient administration location purchases of our product. Certain wholesalers seek various fees for data supply and administration services. Net product revenue is reduced by any such fees paid to the wholesalers.

*Other Revenues*

Other revenues for the year ended December 31, 2006 were $4.4 million as compared to $7.1 million for the year ended December 31, 2005, a decrease of $2.7 million or 38%. The decrease in other revenues is primarily due to a decrease in revenue related to our 2003 license agreement with Novartis. Other revenues under this agreement totaled $4.0 million for the year ended December 31, 2006 compared to $6.5 million for the year ended December 31, 2005. Other revenues under this agreement recognized in the year ended December 31, 2006 consisted of payments received as a result of regulatory and pricing approvals for CUBICIN in Europe which were recognized as revenue upon their receipt. Other revenues under this agreement recognized in the year ended December 31, 2005 consisted of the recognition of $4.3 million of previously deferred upfront payments and $2.2 million of development revenue. The upfront payments totaled $11.3 million, and included a $3.3 million premium paid upon purchasing our common stock. This $11.3 million was recorded as deferred revenue and was amortized to license fee revenues over the estimated development period of the agreement of two years which was completed in September 2005. Also included in other revenues for the year ended December 31, 2006 and 2005 are Small Business Innovation Research, or SBIR, grant revenue of $0.3 million and $0.4 million, respectively.

*Costs and Expenses*

The following table sets forth costs and expenses for the years ended December 31, 2006 and 2005:

| | December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | % Change |
| | (in millions) | | |
| Cost of product revenues | $ 48.8 | $ 32.7 | 49% |
| Research and development | 57.4 | 51.7 | 11% |
| Sales and marketing | 56.9 | 42.3 | 34% |
| General and administrative | 26.7 | 19.3 | 38% |
| Total costs and expenses | $189.8 | $146.0 | 30% |

*Cost of Product Revenues*

Cost of product revenues were $48.8 million and $32.7 million in the years ended December 31, 2006 and 2005, respectively. Our gross margin for the year ended December 31, 2006, was 74% as compared to 71% for the year ended December 31, 2005, primarily due to reduced overall pricing from our manufacturing vendors as well as higher volume resulting in lower cost per unit sold. Included in our cost of product revenues are royalties owed to Eli Lilly on net sales of CUBICIN under our license agreement with Eli Lilly. In March of 2005, we issued to Eli Lilly $20.0 million of our common stock in exchange for a 2% reduction in the royalties payable to Eli Lilly. In 2003, we issued to Eli Lilly $8.0 million of our common stock in exchange for a 1% reduction in the royalties payable to Eli Lilly. We also issued 38,922 shares of our common stock valued at $0.5 million in 2003 as a milestone payment to Eli Lilly. These amounts have been capitalized on our balance sheet as intangible assets and are amortized to cost of product revenues over the remaining life of our license agreement with Eli Lilly. Amortization included in cost of product revenues related to these expenses was $2.5 million and $1.9 million for the years ended December 31, 2006 and 2005, respectively.

*Research and Development Expense*

Total research and development expense in the year ended December 31, 2006 was $57.4 million as compared to $51.7 million in the year ended December 31, 2005, an increase of $5.7 million or 11%. The increase in research and development expenses was due primarily to (i) an increase of $9.4 million in payroll, benefits, travel and other employee related expenses due to increased headcount as well as non-cash stock-based compensation charges associated with the implementation of FAS 123(R); (ii) an increase of $2.1 million in collaborations expense due primarily to costs associated with our Ilypsa collaboration which we entered into in the second quarter of 2006; (iii) an increase of $1.2 million in process development costs associated with the development of our lipopeptide program; (iv) an increase of $0.9 million in research grants; (v) an increase of $1.3 million in lab supplies, equipment, and services; (vi) an increase of $0.7 million in non-clinical studies; and (vii) an increase of $0.7 million in publications expense. These increases were offset by (i) a decrease of $6.2 million in clinical study costs due primarily to our decision to discontinue investment in our HepeX-B program as well as the completion of our clinical trial of CUBICIN in the treatment of bacteremia with known or suspected endocarditis caused by *S. aureus*; (ii) a $1.6 million decrease in medical education expense; and (iii) a $0.7 million decrease in process development costs related to HepeX-B. Additionally, $1.6 million of manufacturing development costs associated with our license agreement with Novartis, and $0.8 million of costs related to the establishment of a second API manufacturer and a second fill-finish manufacturer for our CUBICIN product were incurred in 2005 and were not repeated in 2006.

*Sales and Marketing Expense*

Sales and marketing expense in the year ended December 31, 2006 was $56.9 million as compared to $42.3 million in the year ended December 31, 2005, an increase of $14.5 million or 34%. The increase in sales and marketing expense is primarily due to an increase of $12.4 million in payroll, benefits, travel and other employee related expenses due to our sales force expansion in the first quarter of 2006 and the non-cash stock-based compensation charges associated with the implementation of FAS 123(R). Also included in sales and marketing expense is an increase of $2.8 million in promotional programs.

*General and Administrative Expense*

General and administrative expense in the year ended December 31, 2006 was $26.7 million as compared to $19.3 million in the year ended December 31, 2005, an increase of $7.4 million or 38%. This increase is primarily due to (i) an increase of $4.7 million in payroll, benefits and other employee related expenses due to headcount growth and the non-cash stock-based compensation charges associated with the implementation of FAS 123(R); (ii) an increase of $1.6 million in professional services; and (iii) an increase of $0.9 million in rent expense due to additional space we have leased at 55 Hayden Avenue in Lexington, MA.

*Other Expense, net*

The following table sets forth other expense, net for the years ended December 31, 2006 and 2005:

| | December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | % Change |
| | (in millions) | | |
| Interest income | $ 10.6 | $ 3.3 | 222% |
| Interest expense | (15.9) | (9.8) | 62% |
| Other income | — | 0.1 | −90% |
| Total other expense, net | $ (5.3) | $(6.4) | (18)% |

*Interest Income and Expense*

Interest income in the year ended December 31, 2006 was $10.6 million as compared to $3.3 million in the year ended December 31, 2005, an increase of $7.3 million or 222%. The increase in interest income was due to a higher average cash balance from June to December 2006 compared to the same period in 2005 as well as higher rates of return on our investments. The higher average cash balance is due to the net proceeds of $339.1 million resulting from the closing of our $350.0 million aggregate principal amount of 2.25% convertible subordinated notes offering on June 6, 2006, offset by the repayment of the principal and outstanding interest of our $165.0 million aggregate principal amount of 5.5% convertible subordinated notes, plus a prepayment penalty.

Interest expense in the year ended December 31, 2006 was $15.9 million as compared to $9.8 million in the year ended December 31, 2005, an increase of $6.1 million or 62%. The increase in interest expense is primarily due to the early repayment of our $165.0 million aggregate principal amount of 5.5% convertible subordinated notes due in November 2008 on June 28, 2006. The early repayment of the $165.0 million aggregate principal amount of 5.5% convertible subordinated notes resulted in charges to interest expense of the prepayment penalty of $3.9 million as well as the write-off of the remaining unamortized balance of related debt issuance costs of $1.8 million.

*Other Income*

Other income in the year ended December 31, 2006 was $0 as compared to $0.1 million in the year ended December 31, 2005. Other income for the year ended December 31, 2005 primarily consisted of a gain of $0.1 million due to the merger of Syrrx, Incorporated, or Syrrx, and Takeda Pharmaceutical Company Limited, which resulted in the return of our original investment in Syrrx.

**Liquidity and Capital Resources**

Currently, we require cash to fund our working capital needs, to purchase capital assets, and to pay our debt service, including principal, interest and capital lease obligations. We fund our cash requirements through the following methods:

- sales of CUBICIN;
- payments from our strategic collaborators including license fees, royalties and milestone payments, sponsored research funding and research grants;
- equity and debt financings; and
- interest earned on invested capital.

Net cash provided by operating activities was $100.8 million in 2007, compared to net cash provided by operating activities of $30.7 million in 2006 and to net cash used in operating activities of $30.6 million in 2005. Net cash provided by operating activities in 2007 includes our net income for the year of $48.1 million increased by non-cash charges of $37.8 million that primarily consists of $14.4 million of acquired IPR&D, $10.6 million of stock-based compensation expenses, $9.7 million of depreciation and amortization expense, $1.6 million of amortization of debt issuance costs and $2.1 million in expense associated with our 401(k) company match that is made in the form of common stock shares. Uses of cash consisted of an increase of $8.0 million in accounts receivable due to increased sales of CUBICIN, and an increase of $2.8 million (net of non-cash amortization expense related to manufacturing assets from our previous API supplier DSM Capua, S.p.A., or DSM) in inventory primarily due to increased purchases from our manufacturing vendors as we build a sufficient supply of CUBICIN to meet projected sales requirements. These uses of cash were offset by a $20.4 million increase in accounts payable and accrued liabilities due primarily to increased royalties paid to Eli Lilly related to increased sales of CUBICIN and a $6.0 million increase in deferred revenue, primarily due to the receipt of a $6.0 million upfront payment from Merck.

Net cash provided by investing activities in 2007 was $226.2 million, compared to $227.8 million used in investing activities in 2006 and $32.9 million provided by investing activities in 2005. Cash provided by investing activities in 2007 represents cash inflows from the maturity of securities, offset by purchases of securities, as well as cash outflows for purchases of property and equipment and for the acquisition of Illumigen, net of cash acquired. Purchases of property and equipment during the year ended December 31, 2007, were $5.1 million compared to $7.4 million and $2.1 million in the years ended December 31, 2006 and 2005, respectively. Property and equipment additions in 2007 consisted primarily of expenses related to building out additional lease space at 45 and 55 Hayden Avenue, lab equipment and computer software. Property and equipment additions in 2006 consisted primarily of lab equipment, expenditures related to building out additional leased space at 55 Hayden Avenue, as well as various IT upgrades. Property and equipment additions in 2005 consisted primarily of computer hardware and software and lab equipment. Net cash used in investing activities may fluctuate significantly from period to period due to the timing of our capital expenditures and other investments. We anticipate that our capital expenditures for 2008 will increase to approximately $24.0 million, primarily driven by the construction of approximately 30,000 square feet of laboratory space at our main building in 65 Hayden Avenue, as well expenses related to building out additional leased space at 55 and 45 Hayden Avenue.

Net cash of $11.8 million was provided by financing activities in the year ended December 31, 2007, as compared to $184.0 million and $6.2 million provided by financing activities in the years ended December 31, 2006 and 2005, respectively. Proceeds from financing activities in 2007 consisted primarily of $12.1 million from employees' exercise of stock options and purchases of common stock through our employee stock purchase plan.

Auctions for $58.1 million of our investments in auction rate securities have failed repeatedly since August 2007. These auction rate notes consist of private placement, credit default swap structured securities which reference synthetic portfolios of corporate bonds. These securities have long-term nominal maturities for which the interest rates are reset through a monthly auction. These monthly auctions historically have provided a liquid market for these securities. Consistent with our investment policy guidelines, the auction rate securities held by us all had AAA credit ratings at the time of purchase. As a result of the auction failures, we have recorded temporary unrealized losses of $14.7 million in other comprehensive income as a reduction in shareholders' equity. All of the auction rate securities that failed are still AAA rated and none are backed by sub-prime mortgages. The failure resulted in the interest rate on these investments resetting at the default coupon rate per the terms of the certificate. Historically, given the liquidity created by the auctions, auction rate securities were presented as current assets under marketable securities on our balance sheet. Given the failed auctions, while we now earn a premium interest rate on the investments, the investments are not liquid. In the event that we need to access these funds, we will not be able to do so until a future auction on these investments is successful or until they reach their underlying maturity. Accordingly, the entire amount of these auction rate securities, net of unrealized losses of $14.7 million, has been classified from current to non-current assets on our balance sheet. The credit and capital markets have continued to deteriorate in 2008 and the bids on the auction rate notes we hold have since declined but there have been no sales at these lower bids. If a certain concentration, as defined in the auction rate documents, of the underlying reference portfolios default, or if the issuing bank fails to make the required interest payments or the final principal payment upon the ultimate maturity of the notes, or if the credit ratings on the underlying reference portfolios deteriorate significantly, the Company may be required to adjust the carrying value of these investments through an other-than-temporary impairment charge. Based on our ability to access our cash and other short-term investments, our expected operating cash flows, and other sources of cash, we do not anticipate the lack of liquidity on these investments will affect our ability to execute our current business plan.

In June 2006, we completed the public offering of $350.0 million aggregate principal amount of 2.25% convertible subordinated notes (less financing costs of $10.9 million). The notes are convertible at any time prior to maturity into common stock at an initial conversion rate of 32.4981 shares of common stock per $1,000 principal amount of convertible notes, subject to adjustment upon certain events, which equates to approximately $30.77 per share. Interest is payable on each June 15 and December 15, beginning December 15, 2006. In January 2008, we repurchased $50.0 million of the original principal amount of the 2.25% notes (see Note S.).

In March 2005, we announced that we had entered into an agreement to purchase from Eli Lilly a 2% reduction in the royalty rate payable to Eli Lilly on net sales of CUBICIN. In exchange for this reduction, we issued to Eli Lilly $20.0 million in Cubist common stock with associated registration rights. A total of 1,876,173 shares were issued at a price of $10.66 in March 2005. Our global royalty rate obligation payable to Eli Lilly on CUBICIN sales was reduced by two percentage points upon registration of the common stock on April 22, 2005. In July 2003, we entered into an amendment to the license agreement with Eli Lilly and issued to Eli Lilly 723,619 shares of common stock valued at $8.0 million, in consideration for a 1% reduction in the royalty rate payable to Eli Lilly on net sales of CUBICIN.

In October 2001, we completed the private placement of $165.0 million aggregate principal amount of 5½% convertible subordinated notes (less financing costs of $5.3 million). The notes were convertible at any time prior to maturity into common stock at a conversion price of $47.20 per share, subject to adjustment upon certain events. Interest was payable on each November 1 and May 1, beginning May 1, 2002. Cubist paid $9.1 million in interest on these notes during 2005 and 2004. We used a portion of the proceeds from the June 2006 $350.0 million 2.25% convertible subordinated notes offering to repay the principal and outstanding interest of our $165.0 million aggregate principal amount of 5.5% convertible subordinated notes, plus a prepayment penalty. This repayment resulted in charges of $5.7 million related to the prepayment penalty and the write-off of debt issuance costs associated with the debt.

From time to time, our board of directors may consider authorizing Cubist to repurchase shares of our common stock or our outstanding convertible subordinated notes in privately negotiated transactions, or publicly announced programs. If and when our board of directors should determine to authorize any such action, it would be on terms and under market conditions the board determines are in the best interest of our company. Any such repurchases could deplete some of our cash resources.

*Contractual Obligations*

Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent liabilities, such as royalties on future sales above the contractual minimums or known accrued royalty balance, for which we cannot reasonably predict future payment. The following summarizes our significant contractual obligations at December 31, 2007, and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | 1 year or less | 2-3 Years | 4-5 Years | More than 5 Years | Total |
| | | | (in millions) | | |
| Subordinated convertible notes | $ — | $ — | $ — | $350.0 | $350.0 |
| Interest on subordinated convertible notes | 7.9 | 15.7 | 15.7 | 3.9 | 43.2 |
| Operating leases, net of sublease income | 2.7 | 6.9 | 7.1 | 13.0 | 29.7 |
| Inventory purchase obligations | 17.7 | 21.6 | 23.3 | 28.1 | 90.7 |
| Capital purchase obligations | 3.0 | | | | 3.0 |
| Royalty payments due | 23.7 | — | — | — | 23.7 |
| Other purchase obligations | 5.6 | | | | 5.6 |
| Total contractual cash obligations | $60.6 | $44.2 | $46.1 | $395.0 | $545.9 |

The subordinated convertible notes consist of $350.0 million aggregate principal amount of our 2.25% convertible subordinated notes, due in June 2013. These notes require semi-annual interest payments through maturity. In January 2008, we repurchased $50.0 million of the original principal amount of the 2.25% notes (see Note S.).

Our operating leases consist of approximately 121,000 square feet of office and data center space at 45 and 55 Hayden Avenue in Lexington, Massachusetts, pursuant to a term lease that expires in April 2016, 24,000 square feet of commercial space at 24 Emily Street in Cambridge, Massachusetts, pursuant to a term lease that expires in September 2008 and 15,000 square feet of commercial space at 148 Sidney Street in Cambridge Massachusetts, pursuant to a term lease that expires in December 2010. We have subleased the space located at 24 Emily Street for a term that coincides with the September 2008 lease expiration. We have subleased the space located at 148 Sidney Street through October 2010.

The inventory purchase obligations listed above represent minimum volumes that we are required to purchase from our contract manufacturers. The capital purchase obligations listed above represent capital purchase commitments related to building out additional leased space at 55 and 45 Hayden

Avenue. The royalty payments listed above represent amounts owed to Eli Lilly on sales of CUBICIN product. The other purchase obligations listed above represent payments related to the development of IB657.

**Critical Accounting Policies and Estimates**

Cubist prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The Company is required to make certain estimates, judgments and assumptions that affect certain reported amounts and disclosures; actual amounts may differ.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Revenue recognition;
- Inventories;
- Accrued clinical research costs;
- Investments;
- Long-lived assets;
- Income taxes; and
- Stock-based compensation.

**I. Revenue recognition**

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101), as amended by SAB 104, and Emerging Issues Task Force (EITF) Issue No. 00-21. Principal sources of revenue are sales of CUBICIN and license fees and milestone payments that are derived from collaborative agreements with other biopharmaceutical companies and distribution agreements. We have followed the following principles in recognizing revenue:

*Product Revenues, net*

We recognize revenue from product sales when persuasive evidence of an arrangement exists, title to product and associated risk of loss has passed to the customer, the price is fixed or determinable, collection from the customer is reasonably assured and we have no further performance obligations. All revenues from product sales are recorded net of applicable provisions for returns, chargebacks, discounts, wholesaler management fees and rebates in the same period the related sales are recorded.

Since the launch of CUBICIN in November 2003, we generally have not allowed wholesalers to stock CUBICIN. Instead, we instituted a drop-ship program that we have continued to maintain. Under our drop-ship program, orders are processed through wholesalers, but shipments are sent directly to our end-users, who are generally hospitals and acute care settings. This results in sales trends closely tracking actual hospital and acute care settings purchases of our product, and also prevents unusual purchasing patterns since it closely tracks end-user demand.

We maintain a return policy that allows our customers to return product within a specified period prior to and subsequent to the expiration date. Our estimate of the provision for returns is analyzed quarterly and is based upon many factors, including industry data of product return rates, historical experience of actual returns, analysis of level inventory in the distribution channel, if any, and reorder rates of end-users. If the history of our product returns changes, the reserve will be adjusted appropriately. If we discontinue the drop ship program and allow wholesalers to stock CUBICIN, our net product sales may be impacted by the timing of wholesaler inventory stocking and activity and provisions for returns which will be based on estimated product in the distribution channel that may not sell through to end-users.

We analyze our estimates and assumptions for chargebacks and Medicaid rebate reserves quarterly. Our Medicaid and chargeback reserves have two components: (i) an estimate of outstanding claims for known end-user rebate eligible sales that have occurred, but for which related claim submissions have not been received; and (ii) an estimate of chargebacks and Medicaid rebates based on an analysis of customer sales mix data to determine which sales may flow through to a rebate or chargeback eligible customer. Because the second component is calculated based on the amount of inventory in the distribution channel, if any, our assessment of distribution channel inventory levels impacts our estimated reserve requirements. We accrue for the expected liability at the time we record the sale, however, the time lag between sale and payment of rebate can be lengthy. Due to the time lag, in any particular period our rebate adjustments may incorporate revisions of accruals for several periods.

Reserves for Medicaid rebate programs are included in accrued liabilities and were $601,000 and $652,000 at December 31, 2007 and 2006, respectively. Reserves for returns, discounts, chargebacks, wholesaler management fees and customer rebates are offset against accounts receivable and were $3.9 million and $2.8 million at December 31, 2007 and 2006, respectively. In the year ended December 31, 2007, 2006 and 2005, provisions for sales returns, chargebacks, rebates, wholesaler management fees and prompt-pay discounts that were offset against product revenues totaled $16.3 million, $9.5 million and $5.1 million, respectively.

We believe that the reserves we have established are reasonable and appropriate based upon current facts and circumstances. Applying different judgments to the same facts and circumstances would result in the estimated amounts for sales returns, chargebacks and Medicaid rebate reserves to vary. However, due to the drop-ship model that we currently operate under, and the low level of actual product returns, chargebacks and Medicaid rebate claims experienced to date, we do not expect that the differences would be material.

*Multiple Element Arrangements*

We analyze our multiple element arrangements to determine whether the elements can be separated and accounted for individually as separate units of accounting in accordance with EITF No. 00-21, "*Revenue Arrangements with Multiple Deliverables.*" We recognize up-front license payments as revenue if the license has standalone value and the fair value of the undelivered items can be determined. If the license is considered to have standalone value but the fair value on any of the undelivered items cannot be determined, the license payments are recognized as revenue over the period of performance for such undelivered items or services. Our assessment of our obligations and related performance periods require significant management judgement.

*License Revenues*

Non-refundable license fees are recognized depending on the provisions of each agreement. License fees with ongoing involvement or performance obligations are recorded as deferred revenue once received and are generally recognized ratably over the period of such performance obligation only after both the license period has commenced and the technology has been delivered. If an agreement contains product development services, the relevant time period for the product development phase is based on management estimates and could vary depending on the outcome of clinical trials and the regulatory approval process. Such changes could materially impact the revenue recognized and as a result, management reviews the estimates related to the relevant time period of product development quarterly.

*Milestones*

Revenues from milestone payments related to arrangements under which we have continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations. Contingent payments under license agreements that do not involve substantial effort on the part of the Company are not considered substantive milestones. Such payments are recognized as revenue when the contingency is met only if there are no remaining performance obligations or any remaining performance obligations are priced at fair value. Otherwise, the contingent payment is recognized as the Company completes its performance obligations under the arrangement.

*Research services*

Revenues from SBIR grants to conduct research and development are recognized as the eligible costs are incurred up to the granted funding limit.

**II. Inventories**

Inventories are stated at the lower of cost or market with cost determined under the first-in, first-out, or FIFO, basis. Included in the cost of inventories are employee stock-based compensation costs capitalized under SFAS 123(R). On a quarterly basis, we analyze our inventory levels, and write-down inventory that is expected to expire prior to being sold, inventory that has a cost basis in excess of its expected net realizable value, inventory in excess of expected sales requirements, or inventory that fails to meet commercial sale specifications through a charge to cost of product revenues. Expired inventory is disposed of and the related costs are written off to cost of product revenues. Charges for inventory write-downs are not reversed if it is later determined that the product is saleable, therefore, any such inventory would be sold at zero cost. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

**III. Accrued clinical research costs**

We utilize external entities such as contract research organizations, independent clinical investigators, and other third-party service providers to assist us with the execution of our clinical studies. We record costs for clinical study activities based upon the estimated amount of services provided but not yet invoiced for each study, and include these costs in accrued liabilities in our Consolidated Balance Sheets and within research and development expense in our Consolidated Statements of Operations. Contracts and studies vary significantly in length, and are generally composed of a fixed management fee, variable indirect reimbursable costs that have a dollar limit cap, and amounts owed on a per patient enrollment basis. We monitor the activity levels and patient enrollment levels of the studies to the extent possible through communication with the service providers, detailed invoice and task completion review, analysis of actual expenses against budget, pre-approval of any changes in scope, and review of contractual terms. These estimates may or may not match the actual services performed by the service providers as determined by actual patient enrollment levels and other variable activity costs. Clinical trial expenses totaled $5.6 million, $2.6 million and $8.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. The level of clinical study expense may vary from period to period based on the number of studies that are in process, the duration of the study, the required level of patient enrollment, and the number of sites involved in the study. Clinical trials that bear the greatest risk of change in estimates are typically those with a significant number of sites, require a large number of patients, have complex patient screening requirements and that span multiple years. If we receive incomplete or inaccurate information from our third-party service providers, we may under or over estimate activity levels associated with various studies at a given point in time. In this event, we could record adjustments to prior period accruals that increase or reverse research and development expenses in future periods when the actual activity level becomes known.

**IV. Investments**

It is our intent to hold all investments to their effective maturity in accordance with our investment policy. However, if the circumstances regarding an investment were to change, such as a change in an investment's external credit rating, we would consider a sale of the related security to minimize any losses. The appropriateness of all investment classifications is reviewed at each reporting date. The amount of the unrealized loss on the auction rate notes is determined through a valuation analysis which includes an assessment of the risk related to the underlying corporate bond portfolio as well as the actual sales activity of these auction rate notes at current available market bids.

Included in our investments are auction rate notes, which consist of private placement, credit default swap structured securities which reference synthetic portfolios of corporate bonds. These securities have long-term nominal maturities for which the interest rates are reset through a monthly auction. While the underlying securities of auction rate securities may have contractual maturities of more than ten years, the interest rates on such securities reset at intervals of 7, 28 or 35 days. Historically, auction rate securities have been priced and traded as short-term investments because of this reset feature and have been considered short-term available-for-sale investments. Given the repeated failure of auctions for $58.1 million of our investments in auction rate securities, we do not consider these investments to be liquid and classified them as long-term investments as of December 31, 2007. As a result of the auction failures, we have recorded temporary unrealized losses of $14.7 million in other comprehensive income as a reduction in shareholders' equity. The amount of the unrealized loss on the auction rate notes is determined through a valuation analysis which is based on bids from the broker who is the market maker for these instruments, corroborated through an analysis of the underlying instruments. We consider this loss to be temporary in nature. The credit and capital markets have continued to deteriorate in 2008 and the bids on the auction rate notes we hold have since declined. If a certain concentration, as defined in the auction rate documents, of the underlying reference portfolios default, or if the issuing bank fails to make the required interest payments or the final principal payment upon the ultimate maturity of the notes, or if the credit ratings on the underlying reference portfolios deteriorate significantly, we may be required to adjust the carrying value of these investments through an other-than-temporary impairment charge. Investment classification detail can be found in Note E., "Investments" in the Notes to the Consolidated Financial Statements.

**V. Long-lived assets**

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. We generally depreciate plant and equipment using the straight-line method over the asset's estimated economic life, which ranges from 3 years to 40 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. Property and equipment primarily consists of our corporate headquarters building.

As of December 31, 2007, there were approximately $22.7 million of net other intangible assets on our consolidated balance sheet, which consisted of patents, intellectual property, acquired technology rights, manufacturing rights, and other intangibles. We amortize our intangible assets using the straight-line method over their estimated economic lives, which range from 5 years to 16 years.

Determining the economic lives of intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Judgments regarding the existence of impairment indicators are based on historical and projected future operating results, changes in the manner of use of the acquired assets, overall business strategy, and market and economic trends. Future events could cause management to conclude that impairment indicators exist and that certain long-lived assets are impaired.

### VI. Income Taxes

We record deferred tax assets and liabilities based on the net tax effects of tax credits, operating loss carry forwards, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We then assess the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent that we determine that recovery is not likely, a valuation allowance is established. The valuation allowance is based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets will be recoverable. Through December 31, 2007, we believe it is more likely than not that all of our deferred tax assets will not be realized and, accordingly, have recorded a valuation allowance against all deferred tax assets. We continue to monitor the available information in determining whether there is sufficient positive evidence to consider releasing the valuation allowance on the deferred tax assets. Should we determine the valuation allowance is no longer required, a tax benefit would be recorded in the financial period of the change in determination.

### VI. Stock-Based Compensation

Effective January 1, 2006, our accounting policy related to stock option accounting changed upon our adoption of SFAS 123(R). SFAS 123(R) requires us to expense the fair value of employee stock options and other forms of share-based compensation. Under the fair value recognition provisions of SFAS 123(R), share-based compensation cost is estimated at the grant date based on the value of the award and is recognized as expense ratably over the requisite service period of the award (generally the vesting period of the equity award). Determining the appropriate fair value model and calculating the fair value of share-based awards requires judgment, including estimating the expected life of the share-based award, the expected stock price volatility over the expected life of the share-based award and forfeiture rates.

In order to determine the fair value of share-based awards on the date of grant, we use the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock price volatility, option life, risk-free interest rate and dividend yield. The risk-free interest rate is a less subjective assumption as it is based on factual data derived from public sources. We use a dividend yield of zero as we have never paid cash dividends and have no intention to pay cash dividends in the immediate future. The expected stock price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates. Estimating forfeitures also requires significant judgment.

Our expected stock-price volatility assumption is based on both current and historical volatilities of our stock which is obtained from public data sources. The expected life represents the weighted average period of time that share-based awards are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns. We determine the expected life assumption based on the exercise behavior and post-vesting behavior that has been exhibited historically, adjusted for specific factors that may influence future exercise patterns. We estimate forfeitures based on our historical experience of share-based pre-vesting cancellations. We believe that our estimates are based on outcomes that are reasonably likely to occur. To the extent actual forfeitures differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. During the years ended December 31, 2007 and 2006 we incurred $10.5 million and $10.6 million of compensation cost under SFAS 123(R), respectively.

**Recent Accounting Pronouncements**

In February 2008, the FASB issued a FASB Staff Position, or FSP, to defer the effective date of FASB Statement No. 157, *"Fair Value Measurements,"* or SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP. The delay is intended to provide the Board additional time to consider the effect of certain implementation issues that have arisen from the application of SFAS 157 to these assets and liabilities. SFAS 157 was issued on September 15, 2006, and as issued, was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early application was encouraged. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations,"* or SFAS 141(R), which is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired in the business combination. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) will be applied prospectively. The Company is currently evaluating the effect that the adoption of SFAS 141(R) will have on its results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,"* or SFAS 160. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (NCI) and classified as a component of equity. The Statement also requires that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the effect that the adoption of SFAS 160 will have on its results of operations and financial condition.

In June 2007, the EITF reached a consensus on EITF Issue No. 07-03, *"Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,"* or EITF 07-03. EITF 07-03 concludes that non-refundable advance payments for future research and development activities should be deferred and capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. This consensus is effective for fiscal years beginning after December 15, 2007. The initial adjustment to reflect the effect of applying the consensus as a change in accounting principle would be accounted for as a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company is currently evaluating the effect that the adoption of EITF 07-03 will have on its results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* or SFAS 159, which is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, *"Fair Value Measurements."* SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The Company is currently evaluating the effect that the adoption of SFAS 159 will have on its results of operations and financial condition.

The Company adopted FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109"*, or FIN 48, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* This interpretation requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a material impact on the Company's financial statements. See Note P., "Income Taxes," for additional information.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

We invest our cash in a variety of financial instruments; principally securities issued by the U.S. government and its agencies, investment grade corporate bonds and notes, auction rate securities, and money market instruments. These investments are denominated in U.S. dollars. All of our interest-bearing securities are subject to interest rate risk, and could decline in value if interest rates fluctuate.

We currently own financial instruments that are sensitive to market risks as part of our investment portfolio. The investment portfolio is used to preserve capital until it is required to fund operations. None of these market-risk sensitive instruments are held for trading purposes. Included in our investments are auction rate notes, which consist of private placement, credit default swap structured securities which reference synthetic portfolios of corporate bonds. These securities have long-term nominal maturities for which the interest rates are reset through a monthly auction. These auctions historically have provided a liquid market for these securities. In August 2007, auctions for $58.1 million of our investments in auction rate securities failed and have failed repeatedly since then. As a result of the auction failures, we have recorded unrealized losses of $14.7 million in other comprehensive income as a reduction in shareholders' equity. All of the auction rate securities that failed are still AAA rated and none are backed by sub-prime mortgages. The failure resulted in the interest rate on these investments resetting at the default coupon rate per the terms of the certificate. Given the failed auctions, while we now earn a premium interest rate on the investments, the investments are not liquid. In the event that we need to access these funds, we will not be able to do so until a future auction on these investments is successful. The credit and capital markets have continued to deteriorate in 2008 and the bids on the auction rate notes the Company holds have since declined. If a certain concentration, as defined in the auction rate documents, of the underlying reference portfolios default, or if the issuing bank fails to make the required interest payments or the final principal payment upon the ultimate maturity of the notes, or if the credit ratings on the underlying reference portfolios deteriorate significantly, the Company may be required to adjust the carrying value of these investments through an other-than-temporary impairment charge. Based on our ability to access our cash and other short-term investments, our expected operating cash flows, and other sources of cash, we do not anticipate the lack of liquidity on these investments will affect our ability to execute our current business plan.

As of December 31, 2007, the fair market value of our 2.25% convertible subordinated notes due in 2013 amounted to $331.0 million. The estimated fair value of long-term debt was determined using quoted market rates. The interest rates on the 2.25% convertible subordinated notes and capital lease obligation are fixed and are therefore not subject to interest rate risk.

## ITEM 8. FINANCIAL STATEMENTS

**Cubist Pharmaceuticals, Inc.**
**Index to Consolidated Financial Statements and Schedule**

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cubist Pharmaceuticals, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Cubist Pharmaceuticals, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note B to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 29, 2008

## CUBIST PHARMACEUTICALS, INC.
## CONSOLIDATED BALANCE SHEETS

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| | (in thousands, except share amounts) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 354,785 | $ 15,979 |
| Short-term investments | — | 278,012 |
| Accounts receivable, net | 29,075 | 21,070 |
| Inventory | 18,733 | 18,111 |
| Prepaid expenses and other current assets | 6,686 | 5,195 |
| Total current assets | 409,279 | 338,367 |
| Property and equipment, net | 50,150 | 49,584 |
| Intangible assets, net | 22,698 | 25,639 |
| Long-term investments, net | 43,399 | 15,178 |
| Other assets | 8,989 | 10,267 |
| Total assets | $ 534,515 | $ 439,035 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 6,564 | $ 3,602 |
| Accrued liabilities | 58,735 | 31,038 |
| Short-term deferred revenue | 1,484 | — |
| Current portion of capital lease obligations | — | 245 |
| Total current liabilities | 66,783 | 34,885 |
| Long-term deferred revenue, net of current portion | 16,332 | 11,800 |
| Other long-term liabilities | 2,698 | 1,760 |
| Long-term debt | 350,000 | 350,000 |
| Total liabilities | 435,813 | 398,445 |
| Commitments and contingencies (Notes C, D, M, N and P) | | |
| Stockholders' equity: | | |
| Preferred stock, non-cumulative; convertible, $.001 par value; authorized 5,000,000 shares; no shares issued and outstanding | — | — |
| Common stock, $.001 par value; authorized 150,000,000 shares; 56,142,105 and 55,001,058 shares issued and outstanding as of December 31, 2007 and 2006, respectively | 56 | 55 |
| Additional paid-in capital | 549,391 | 524,726 |
| Accumulated other comprehensive loss | (14,701) | — |
| Accumulated deficit | (436,044) | (484,191) |
| Total stockholders' equity | 98,702 | 40,590 |
| Total liabilities and stockholders' equity | $ 534,515 | $ 439,035 |

The accompanying notes are an integral part of the consolidated financial statements.

## CUBIST PHARMACEUTICALS, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (in thousands except share and per share amounts) | | |
| Revenues: | | | |
| U.S. product revenues, net | $ 285,059 | $ 189,512 | $ 113,434 |
| International product revenues | 5,347 | 808 | 80 |
| Other revenues | 4,214 | 4,428 | 7,131 |
| Total revenues, net | 294,620 | 194,748 | 120,645 |
| Costs and expenses: | | | |
| Cost of product revenues | 68,860 | 48,803 | 32,739 |
| Research and development | 85,175 | 57,405 | 51,673 |
| Sales and marketing | 67,662 | 56,879 | 42,331 |
| General and administrative | 31,485 | 26,745 | 19,335 |
| Total costs and expenses | 253,182 | 189,832 | 146,078 |
| Operating income (loss) | 41,438 | 4,916 | (25,433) |
| Other income (expense): | | | |
| Interest income | 18,036 | 10,589 | 3,292 |
| Interest expense | (9,427) | (15,893) | (9,836) |
| Other income (expense) | (20) | 12 | 125 |
| Total other income (expense), net | 8,589 | (5,292) | (6,419) |
| Income (loss) before income taxes | 50,027 | (376) | (31,852) |
| Provision for income taxes | 1,880 | — | — |
| Net income (loss) | $ 48,147 | $ (376) | $ (31,852) |
| Basic net income (loss) per common share | $ 0.87 | $ (0.01) | $ (0.60) |
| Diluted net income (loss) per common share | $ 0.83 | $ (0.01) | $ (0.60) |
| Shares used in calculating: | | | |
| Basic net income (loss) per common share | 55,591,775 | 54,490,376 | 53,053,307 |
| Diluted net income (loss) per common share | 68,822,996 | 54,490,376 | 53,053,307 |

The accompanying notes are an integral part of the consolidated financial statements.

## CUBIST PHARMACEUTICALS, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For the Years Ended December 31, 2007 | 2006 | 2005 |
|---|---|---|---|
| | (in thousands) | | |
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 48,147 | $ (376) | $ (31,852) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities, net of assets and liabilities acquired: | | | |
| Depreciation and amortization | 9,669 | 9,194 | 7,835 |
| Amortization and write-off of debt issuance costs | 1,551 | 3,123 | 760 |
| Amortization of premium or discount on investments | (558) | (144) | 251 |
| Stock-based compensation | 10,605 | 11,105 | 438 |
| Charge for company 401(k) common stock match | 2,109 | 1,825 | 1,394 |
| Other non-cash | (24) | 11 | 13 |
| Acquired IPR&D | 14,433 | — | — |
| Changes in assets and liabilities, net of assets and liabilities acquired: | | | |
| Accounts receivable | (8,005) | (6,369) | (4,847) |
| Inventory | (2,774) | (1,447) | (8,681) |
| Prepaid expenses and other current assets | (1,468) | 434 | (2,003) |
| Other assets | (271) | 273 | 162 |
| Accounts payable and accrued liabilities | 20,401 | 718 | 9,639 |
| Deferred revenue | 6,016 | 10,550 | (3,700) |
| Other long-term liabilities | 938 | 1,760 | — |
| Total adjustments | 52,622 | 31,033 | 1,261 |
| Net cash provided by (used in) operating activities | 100,769 | 30,657 | (30,591) |
| Cash flows from investing activities: | | | |
| Acquisition of Illumigen, net of cash acquired | (4,350) | — | — |
| Purchases of property and equipment | (5,133) | (7,391) | (2,052) |
| Purchases of investments | (3,407,532) | (1,714,151) | (696,142) |
| Maturities of investments | 3,643,180 | 1,493,704 | 731,136 |
| Net cash provided by (used in) investing activities | 226,165 | (227,838) | 32,942 |
| Cash flows from financing activities: | | | |
| Issuance of common stock, net | 12,073 | 10,010 | 6,357 |
| Proceeds from sale of convertible subordinated debt | — | 350,000 | — |
| Costs associated with sale of convertible subordinated debt | — | (10,925) | — |
| Repayments of long-term debt and capital lease obligations | (245) | (165,078) | (117) |
| Net cash provided by financing activities | 11,828 | 184,007 | 6,240 |
| Net increase (decrease) in cash and cash equivalents | 338,762 | (13,174) | 8,591 |
| Effect of changes in foreign exchange rates on cash balances | 44 | 4 | (14) |
| Cash and cash equivalents at beginning of year | 15,979 | 29,149 | 20,572 |
| Cash and cash equivalents at end of year | $ 354,785 | $ 15,979 | $ 29,149 |
| Cash paid during the year for: | | | |
| Interest | $ 7,875 | $ 8,672 | $ 9,075 |
| Cash paid for income taxes | $ 1,413 | $ — | $ — |
| Supplemental disclosures of cash flow information: | | | |
| Non-cash investing and financing activities: | | | |
| Acquisition obligation payable to former Illumigen shareholders | $ 10,191 | $ — | $ — |
| Issuance of common stock to Eli Lilly | $ — | $ — | $ 20,000 |
| Capital lease obligations incurred | $ — | $ 245 | $ — |

The accompanying notes are an integral part of the consolidated financial statements.

## CUBIST PHARMACEUTICALS, INC.

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Number of Common Shares | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Total Stockholders Equity |
|---|---|---|---|---|---|---|
| | | | (in thousands, except share data) | | | |
| **Balance at December 31, 2004** | 51,153,827 | $ 51 | $472,758 | $ — | $(451,963) | $ 20,846 |
| Comprehensive income (loss): | | | | | | |
| Net loss | — | — | — | — | (31,852) | (31,852) |
| Total comprehensive income (loss) | — | — | — | — | — | (31,852) |
| Exercise of stock options | 680,860 | 1 | 5,650 | — | — | 5,651 |
| Shares issued in connection with employee stock purchase plan and 401(k) plan | 160,724 | — | 1,737 | — | — | 1,737 |
| Issuance of common stock related to business agreements | 1,876,173 | 2 | 20,003 | — | — | 20,005 |
| Stock-based compensation to employees and consultants | 11,997 | — | 212 | — | — | 212 |
| **Balance at December 31, 2005** | 53,883,581 | 54 | 500,360 | — | (483,815) | 16,599 |
| Comprehensive income (loss): | | | | | | |
| Net loss | — | — | — | — | (376) | (376) |
| Total comprehensive income (loss) | — | — | — | — | — | (376) |
| Exercise of stock options | 892,790 | 1 | 8,871 | — | — | 8,872 |
| Shares issued in connection with employee stock purchase plan and 401(k) plan | 207,062 | — | 3,968 | — | — | 3,968 |
| Stock-based compensation to employees and consultants | 17,625 | — | 11,527 | — | — | 11,527 |
| **Balance at December 31, 2006** | 55,001,058 | 55 | 524,726 | — | (484,191) | 40,590 |
| Comprehensive income (loss): | | | | | | |
| Net income | — | — | — | — | 48,147 | 48,147 |
| Unrealized loss on investments | — | — | — | (14,701) | — | (14,701) |
| Total comprehensive income | — | — | — | — | — | 33,446 |
| Exercise of stock options | 965,538 | 1 | 10,945 | — | — | 10,946 |
| Shares issued in connection with employee stock purchase plan and 401(k) plan | 172,509 | — | 3,108 | — | — | 3,108 |
| Stock-based compensation to employees and consultants | 3,000 | — | 10,612 | — | — | 10,612 |
| **Balance at December 31, 2007** | 56,142,105 | $ 56 | $549,391 | $(14,701) | $(436,044) | $ 98,702 |

The accompanying notes are an integral part of the consolidated financial statements.

## A. NATURE OF BUSINESS

Cubist is a biopharmaceutical company headquartered in Lexington, Massachusetts, focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute-care environment. To date, Cubist has concentrated exclusively on developing products for the anti-infective marketplace. Cubist has one marketed product, CUBICIN (daptomycin for injection), which was launched in the U.S. in November 2003. CUBICIN is approved in the U.S. for the treatment of cSSSI, caused by *S. aureus* and certain other Gram-positive bacteria, and for *S. aureus* bloodstream infections (bacteremia), including those with right-sided infective endocarditis, caused by methicillin-susceptible and methicillin-resistant isolates. Since its U.S. launch, CUBICIN also has received similar regulatory approvals in many countries outside the U.S. The Company has focused its pipeline building efforts on opportunities that leverage its anti-infective and acute-care discovery, development, regulatory, and commercialization expertise. Currently, Cubist has multiple anti-infective programs approaching the IND filing stage preparatory to clinical trials. Cubist is subject to risks common to companies in the pharmaceutical industry including, but not limited to, risks related to the development by Cubist or its competitors of new technological innovations, the ability to market products or services, the Company's dependence on key personnel, the market acceptance of CUBICIN, the Company's dependence on key suppliers, protection of the Company's proprietary technology, the Company's ability to obtain additional financing, and the Company's compliance with governmental and other regulations.

## B. ACCOUNTING POLICIES

### Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of Cubist and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining values of inventories, long-lived assets, accrued clinical research costs, income taxes, stock-based compensation, sales rebate and return accruals, legal contingencies, as well as in estimates used in applying the revenue recognition policy. Actual results could differ from estimated results.

### Fair Value of Financial Instruments

The carrying amounts of Cubist's cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short-term maturities of these instruments. At December 31, 2007, long-term investments had a fair value of $43.4 million and a cost of $58.1 million. At December 31, 2006, long-term investments had a fair value of $15.0 million and a cost of $15.0 million. At December 31, 2006, the carrying amounts of long-term investments approximate their fair value. The fair market value of long-term debt at December 31, 2007, amounted to $331.0 million, and consisted of fixed-rate debt due in 2013. The estimated fair value of long-term debt was determined using quoted market rates.

**B. ACCOUNTING POLICIES (Continued)**

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

Included in our investments are auction rate securities, which consist of private placement, credit default swap structured securities which reference synthetic portfolios of corporate bonds. These securities have long-term nominal maturities for which the interest rates are reset through a monthly auction While the underlying securities of auction rate securities may have contractual maturities of more than ten years, the interest rates on such securities reset at intervals of 7, 28 or 35 days. Historically, auction rate securities have been priced and traded as short-term investments because of this reset feature and have been considered available-for-sale investments. Given the repeated failure of auctions for $58.1 million of our investments in auction rate securities, we do not consider these investments to be liquid and classified them as long-term investments as of December 31, 2007. As a result of the auction failures, we have recorded temporary unrealized losses of $14.7 million in other comprehensive income as a reduction in shareholders' equity. The amount of the unrealized loss on the auction rate notes was determined through a valuation analysis which is based on bids from the broker who is the market maker for these instruments, corroborated through an analysis of the underlying instruments. The Company considers this loss to be temporary in nature. The credit and capital markets have continued to deteriorate in 2008 and the bids on the auction rate notes the Company holds have since declined.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of short-term interest-bearing instruments with initial maturities of three months or less at the date of purchase. These instruments are carried at cost, which approximates market value.

**Investments**

Investments consisted of certificates of deposit, corporate bonds, government bonds and agencies, investment-grade commercial paper and auction rate securities at December 31, 2007 and 2006. Investments which are considered held-to-maturity are stated at amortized cost plus accrued interest, which approximates market value. Investments which are considered available-for-sale are carried at fair market value plus accrued interest. Unrealized gains and losses are included in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. Realized gains and losses, dividends and interest income, including amortization of the premium and discount arising at purchase, are included in interest and investment income. While the underlying securities of auction rate securities may have underlying maturities of more than ten years, the interest rates on such securities reset at intervals of 7, 28 or 35 days. Historically, auction rate securities have been priced and traded as short-term investments because of this rate reset feature and have been considered available-for-sale investments. Given the repeated failure of auctions for $58.1 million of the Company's investments in auction rate securities, these investments are not considered liquid and have been reclassified as of December 31, 2007 as long-term investments. Investment classification detail can be found in Note E., "Investments" in the Notes to the Consolidated Financial Statements.

## B. ACCOUNTING POLICIES (Continued)

### Concentration of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, investments and accounts receivable. Cash, cash equivalents, certificates of deposit and investments consist of commercial paper, corporate bonds, U.S. Government securities, money market funds and auction rate securities all held with financial institutions. Approximately 80% and 87% of the accounts receivable balances represent amounts due from three wholesalers at December 31, 2007 and 2006, respectively.

Revenues from Cardinal accounted for approximately 32%, 33% and 32% of all revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Revenues from Amerisource Bergen Drug Corporation accounted for approximately 30%, 32% and 31% of all revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Revenues from McKesson Corporation accounted for approximately 20%, 21% and 21% of all revenues for the years ended December 31, 2007, 2006 and 2005, respectively.

### Inventory

Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out, or FIFO, basis. The Company analyzes its inventory levels quarterly, and writes-down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, inventory in excess of expected sales requirements or inventory that fails to meet commercial sale specifications to cost of product revenues. Expired inventory is disposed of and the related costs are written off to cost of product revenues.

Inventories consisted of the following at December 31:

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Raw materials | $ 9,432 | $ 8,240 |
| Work in process | 2,858 | 3,616 |
| Finished goods | 6,443 | 6,255 |
| | $18,733 | $18,111 |

## B. ACCOUNTING POLICIES (Continued)

### Property and Equipment

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated when placed into service using the straight-line method, based on their estimated useful lives as follows:

| Asset Description | Estimated Useful Life (Years) |
|---|---|
| Building | 40 |
| Fermentation equipment | 15 |
| Lab equipment | 5 |
| Furniture and fixtures | 5 |
| Computer hardware and software | 3 |

Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. Costs for capital assets not yet placed into service have been capitalized as construction in progress and will be depreciated in accordance with the above guidelines once placed into service. Costs for repairs and maintenance are expensed as incurred, while major betterments are capitalized. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in operating costs and expenses.

### Capital Leases

Assets acquired under capital lease agreements are recorded at the present value of the future minimum rental payments using interest rates appropriate at the inception of the lease. Property and equipment subject to capital lease agreements are amortized over the shorter of the life of the lease or the estimated useful life of the asset unless the lease transfers ownership or contains a bargain purchase option, in which case the leased asset is amortized over the estimated useful life of such asset. There are no outstanding capital leases at December 31, 2007.

### Intangible Assets

Cubist's intangible assets consist of acquired intellectual property, processes, patents and technology rights. These assets are amortized on a straight-line basis over their estimated useful life of four to seventeen years. The fair value of patents obtained through an acquisition transaction are capitalized and amortized over the lesser of the patent's remaining legal life or its useful life. Costs to obtain, maintain and defend the Company's patents are expensed as incurred.

### Impairment of Long-Lived Assets

In accordance with SFAS No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* Cubist reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset

**B. ACCOUNTING POLICIES (Continued)**

is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset.

**Revenue Recognition**

Cubist recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101), as amended by SAB 104, and Emerging Issues Task Force (EITF) Issue No. 00-21. Principal sources of revenue are sales of CUBICIN, license fees and milestone payments that are derived from collaborative agreements with other biotechnology companies and distribution agreements. The Company has followed the following principles in recognizing revenue:

*Multiple Element Arrangements*

Cubist analyzes its multiple element arrangements to determine whether the elements can be separated and accounted for individually as separate units of accounting in accordance with EITF No. 00-21, *"Revenue Arrangements with Multiple Deliverables."* An element of a contract can be accounted for separately if the delivered elements have stand-alone value and the fair value of any undelivered elements is determinable. If an element is considered to have standalone value but the fair value of any of the undelivered items cannot be determined, all elements of the arrangement are recognized as revenue over the period of performance for such undelivered items or services.

*Product Revenues, net*

Cubist recognizes revenue from product sales when persuasive evidence of an arrangement exists, title to product and associated risk of loss has passed to the customer, the price is fixed or determinable, collection from the customer is reasonably assured and the Company has no further performance obligations. All revenues from product sales are recorded net of applicable provisions for returns, chargebacks, rebates, wholesaler management fees and discounts in the same period the related sales are recorded.

Certain product sales qualify for rebates or discounts from standard list pricing due to government sponsored programs or other contractual agreements. Reserves for rebate programs are included in accrued liabilities and were $601,000 and $652,000 at December 31, 2007 and 2006, respectively. The Company allows customers to return product within a specified period prior to and subsequent to the expiration date. Reserves for product returns are based upon many factors, including industry data of product return rates, historical experience of actual returns, analysis of the level of inventory in the distribution channel and reorder rates of end-users. Reserves for returns, discounts, chargebacks, customer rebates and wholesaler management fees are offset against accounts receivable and were $3.9 million and $2.8 million at December 31, 2007 and 2006, respectively. In the year ended December 31, 2007, 2006 and 2005, provisions for sales returns, chargebacks, rebates, wholesaler management fees and prompt-pay discounts that were offset against product revenues totaled $16.3 million, $9.5 million and $5.1 million, respectively.

*Product Revenues from International Distribution Partners*

Under agreements with international distribution partners, Cubist sells its product to international distribution partners based upon a transfer price arrangement. The transfer price is generally

**B. ACCOUNTING POLICIES (Continued)**

established annually. Once Cubist's distribution partner sells the product to a third party, Cubist is owed an additional payment based on a percentage of the net selling price to the third party, less the transfer price previously paid on such product. Under no circumstances would the subsequent royalty adjustment result in a refund to the distribution. Cubist recognizes revenue related to product shipped to international distribution partners when persuasive evidence of an arrangement exists, title to product and associated risk of loss has passed to the distribution partner, the price is fixed or determinable, collection from the distribution partner is reasonably assured and the Company has no further performance obligations.

*License Revenues*

Non-refundable license fees are recognized depending on the provisions of each agreement. License fees with ongoing involvement or performance obligations are recorded as deferred revenue once received and are generally recognized ratably over the period of such performance obligation only after both the license period has commenced and the technology has been delivered.

*Research services*

Revenues from SBIR grants to conduct research and development are recognized as the eligible costs are incurred up to the granted funding limit.

*Milestones*

Revenue from milestone payments related to arrangements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as the Company completes its performance obligations. Contingent payments under license agreements that do not involve substantial effort on the part of the Company are not considered substantive milestones. Such payments are recognized as revenue when the contingency is met only if there are no remaining performance obligations or any remaining performance obligations are priced at fair value. Otherwise, the contingent payment is recognized as the Company completes its performance obligations under the arrangement.

**Research and Development**

All research and development costs, including upfront fees and milestones paid to collaborators, are expensed as incurred if no planned alternative future use exists for the technology. When the Company is reimbursed by a collaborative partner for work it performs it records the costs incurred as research and development expenses and the related reimbursement as other revenues in its Consolidated Statement of Operations. Research and development expenses consist of internal labor, clinical and non-clinical studies, materials and supplies, facilities, depreciation, third party costs for contracted services, manufacturing process improvement and testing costs, and other research and development related costs.

**B. ACCOUNTING POLICIES (Continued)**

**Advertising Costs**

Advertising costs are expensed as incurred and are included in sales and marketing expense within the Consolidated Statements of Operations. Advertising costs, which include promotional expenses and trade shows, were approximately $9.6 million, $6.0 million and $6.6 million at December 31, 2007, 2006 and 2005, respectively.

**Income Taxes**

Cubist accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards. A valuation reserve against net deferred tax assets is required if, based upon available evidence, it is "more likely than not" that some or all of the deferred tax assets will not be realized.

**Foreign Currency Translation**

The functional currency of Cubist's U.K. subsidiary is the U.S. dollar. Accordingly, the remeasurement method is used to convert the foreign currency balances from the local currency into the U.S. dollar.

**Comprehensive Income (Loss)**

For the year ended December 31, 2007, comprehensive income is comprised of net income for the year and unrealized losses recognized on available-for-sale marketable securities. Total comprehensive income for the year ended December 31, 2007 was $33.4 million. For the years ended December 31, 2006 and 2005, total comprehensive income (loss) is comprised of only net loss, as there was no other comprehensive income (loss) for the years ended December 31, 2006 and 2005.

**Basic and Diluted Net Income (Loss) Per Common Share**

Basic net income (loss) per share has been computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Except where the result would be antidilutive to income from continuing operations, diluted net income (loss) per share has been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

**B. ACCOUNTING POLICIES (Continued)**

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, 2007, 2006 and 2005 (amounts in thousands, except share and per share amounts):

| | December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net income (loss) basic | $ 48,147 | $ (376) | $ (31,852) |
| Effect of dilutive securities: | | | |
| Interest on 2.25% convertible subordinated notes, net of tax | 7,586 | — | — |
| Debt issuance costs, net of tax | 1,494 | — | — |
| Net income (loss) diluted | $ 57,227 | $ (376) | $ (31,852) |
| Shares used in calculating basic net income (loss) per common share | 55,591,775 | 54,490,376 | 53,053,307 |
| Effect of dilutive securities: | | | |
| Options to purchase shares of common stock | 1,856,886 | — | — |
| Notes payable convertible into shares of common stock | 11,374,335 | — | — |
| Shares used in calculating diluted net income (loss) per common share | 68,822,996 | 54,490,376 | 53,053,307 |
| Net income (loss) per share, basic | $ 0.87 | $ (0.01) | $ (0.60) |
| Net income (loss) per share, diluted | $ 0.83 | $ (0.01) | $ (0.60) |

**B. ACCOUNTING POLICIES (Continued)**

Potential common shares excluded from the calculation of diluted net income (loss) per share as their inclusion would have been antidilutive, were:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Options to purchase shares of common stock | 3,183,803 | 7,271,450 | 6,836,077 |
| Convertible debt and notes payable convertible into shares of common stock | — | 11,374,335 | 3,495,763 |

**Stock Based Compensation**

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), *"Share-Based Payment,"* or SFAS 123(R), which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. SFAS 123(R) supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees"* and amends SFAS No. 95, *"Statement of Cash Flows."* In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). SFAS 123(R) requires the determination of the fair value of the share-based compensation at the grant date and the recognition of the related expense over the requisite service period. The Company elected to adopt the modified prospective application method as provided by SFAS 123(R). As a result, the Company recognized compensation expense associated with awards granted after January 1, 2006, and the unvested portion of previously granted awards that remained outstanding as of January 1, 2006. See Note L. for additional information.

**Recent Accounting Pronouncements**

In February 2008, the FASB issued a FASB Staff Position, or FSP, to defer the effective date of FASB Statement No. 157, *"Fair Value Measurements,"* or SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP. The delay is intended to provide the Board additional time to consider the effect of certain implementation issues that have arisen from the application of SFAS 157 to these assets and liabilities. SFAS 157 was issued on September 15, 2006, and as issued, was effective for financial statements issues for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early application was encouraged. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. The Statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial condition.

**B. ACCOUNTING POLICIES (Continued)**

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations,"* or SFAS 141(R), which is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired in the business combination. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) will be applied prospectively. The Company is currently evaluating the effect that the adoption of SFAS 141(R) will have on its results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,"* or SFAS 160. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (NCI) and classified as a component of equity. The Statement also requires that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the effect that the adoption of SFAS 160 will have on its results of operations and financial condition.

In June 2007, the EITF reached a consensus on EITF Issue No. 07-03, *"Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,"* or EITF 07-03. EITF 07-03 concludes that non-refundable advance payments for future research and development activities should be deferred and capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. This consensus is effective for fiscal years beginning after December 15, 2007. The initial adjustment to reflect the effect of applying the consensus as a change in accounting principle would be accounted for as a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company is currently evaluating the effect that the adoption of EITF 07-03 will have on its results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* or SFAS 159, which is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, *"Fair Value Measurements."* SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use

**B. ACCOUNTING POLICIES (Continued)**

fair value on the face of the balance sheet. The Company is currently evaluating the effect that the adoption of SFAS 159 will have on its results of operations and financial condition.

The Company adopted FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109"*, or FIN 48, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* This interpretation requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a material impact on the Company's financial statements. See Note P., "Income Taxes," for additional information.

**C. BUSINESS AGREEMENTS**

*Licensing Agreements*

In November 1997, Cubist entered into a license agreement with Eli Lilly that was amended and restated in October 2000, and pursuant to which Cubist acquired exclusive worldwide rights to develop, manufacture and market CUBICIN. In exchange for such license, Cubist paid an upfront license fee in cash and, if certain drug development milestones were achieved, agreed to pay milestone payments by issuing shares of common stock to Eli Lilly. In addition, Cubist is required to pay royalties to Eli Lilly on worldwide sales of CUBICIN. In July 2003, Cubist entered into an amendment to the restated license agreement with Eli Lilly and issued to Eli Lilly 723,619 shares of common stock valued at $8.0 million, in consideration for a 1% reduction in the royalty rates under the original license agreement. The $8.0 million was recorded as an intangible asset within the Consolidated Balance Sheet and is being amortized over approximately 13 years, which was the estimated remaining life of the license agreement with Eli Lilly on the date of the transaction. In September 2003, Cubist issued 38,922 shares of common stock valued at $0.5 million as a milestone payment to Eli Lilly upon Cubist receiving FDA approval for the commercial sale of CUBICIN. The $0.5 million was recorded as an intangible asset within the Consolidated Balance Sheet and is being amortized over approximately 13 years, which was the remaining life of the license agreement with Eli Lilly on the date of the transaction. In March 2005, Cubist entered into a second amendment to the license agreement with Eli Lilly and issued to Eli Lilly 1,876,173 shares of common stock valued at $20.0 million, in consideration for a 2% reduction in the royalty rates under the original license agreement. The $20.0 million was recorded as an intangible asset within the Consolidated Balance Sheet and is being amortized over approximately 11 years, which was the remaining life of the license agreement with Eli Lilly on the date of the transaction. The amortization of these intangibles is included in the cost of product revenues.

*Commercialization Agreements*

In March 2007, Cubist entered into a license agreement with Merck for the development and commercialization of CUBICIN in Japan, the last country outside the U.S. for which Cubist did not have a partner for the distribution of CUBICIN. Merck will develop and commercialize CUBICIN through its wholly-owned subsidiary, Banyu. In exchange for the development and commercialization rights in Japan, Merck paid Cubist an upfront fee of $6.0 million. This $6.0 million was recorded as deferred revenue and will be recognized over the estimated performance period. Cubist will receive up

**C. BUSINESS AGREEMENTS (Continued)**

to $39.5 million in additional payments if Merck reaches certain regulatory and sales milestones. In addition, Merck will purchase finished but unlabeled vials from Cubist in exchange for a transfer price.

In December 2006, Cubist entered into a license agreement with AstraZeneca, for the development and commercialization of CUBICIN in China and certain other countries in Asia, the Middle East and Africa not yet covered by existing CUBICIN international partnering agreements. In exchange for development and commercialization rights, AstraZeneca paid Cubist an up-front fee of $10.3 million. This $10.3 million was recorded as deferred revenue and will be recognized over the estimated performance period. Additionally, Cubist will receive payments upon AstraZeneca reaching regulatory and sales milestones. AstraZeneca will pay Cubist a transfer price for their purchases of CUBICIN. Cubist may receive payments for the achievement of the aforementioned milestones of up to $24.3 million under the agreement.

In July 2005, Cubist entered into a Distribution Agreement with Kuhnil Pharmaceuticals, Inc., or Kuhnil. Under the agreement, Kuhnil will commercialize CUBICIN in the Republic of Korea, or Korea, CUBICIN on an exclusive basis. In exchange for exclusive rights to commercialize CUBICIN in Korea, Kuhnil paid Cubist an up-front fee of $0.6 million, which was recorded as deferred revenue and will be recognized as revenue over the manufacturing and supply period commencing on first shipment of product in Korea. Kuhnil will pay Cubist a transfer price for their purchases of CUBICIN. Cubist may earn milestones of up to $0.9 million under the agreement.

In December 2003, Cubist entered into a Distribution Agreement with TTY Biopharm Company Limited, or TTY. Under the agreement, TTY will commercialize CUBICIN in Taiwan on an exclusive basis. In exchange for exclusive rights to commercialize CUBICIN in Taiwan, TTY paid Cubist an up-front fee of $0.5 million, which was recorded as deferred revenue and will be recognized as revenue over the manufacturing and supply period commencing on first shipment of product in Taiwan. In December 2003, Cubist also received $0.2 million from TTY for the achievement of a milestone under this agreement, which was also recorded to deferred revenue and will be recognized over the manufacturing and supply period commencing on first shipment of product in Taiwan. TTY will pay Cubist a transfer price for their purchases of CUBICIN. Cubist may earn additional milestones of up to $0.8 million under the agreement.

In October 2003, Cubist signed a License Agreement and a Manufacturing and Supply Agreement with a predecessor-in-interest to Novartis for the development and commercialization of CUBICIN in Western and Eastern Europe, Australia, New Zealand, India and certain Central American, South American and Middle Eastern countries. Novartis' predecessor paid Cubist an up-front licensing fee of $8.0 million, which was recorded as deferred revenue and was amortized to revenue over the estimated development period of two years, which completed in September 2005. Per the License Agreement, Cubist is entitled to receive from Novartis additional cash payments of up to $32.0 million upon achievement of certain development and sales milestones. Per the Manufacturing and Supply Agreement, Novartis shall pay Cubist a transfer price for CUBICIN and per the License Agreement, Novartis will owe Cubist royalty payments based on Novartis's sales of CUBICIN.

In October 2003, Cubist also entered into a Stock Purchase Agreement with Novartis' predecessor pursuant to which Novartis' predecessor purchased 529,942 shares of Cubist common stock for $10.0 million, at a 50% premium to the fair value of the Company's common stock. The premium paid

## C. BUSINESS AGREEMENTS (Continued)

was allocated to the License Agreement and was accounted for as part of the up-front payment and amortized over the estimated development period of two years, which completed in September 2005.

## D. ACQUISITION OF ILLUMIGEN

In October 2007, Cubist and Illumigen entered into an agreement under which Cubist purchased an exclusive option to acquire Illumigen. In December 2007, Cubist exercised its option and acquired Illumigen pursuant to a definitive agreement and plan of merger. Per the merger agreement, Cubist agreed to pay $9.0 million, plus Illumigen's closing cash and less Illumigen's closing liability balances, in cash to Illumigen shareholders, and Illumigen became a wholly-owned subsidiary of Cubist. Illumigen's lead compound, IB657, is a protein therapeutic in late-stage pre-clinical development as an interferon-sparing agent for the treatment of HCV infections. The results of operation of Illumigen have been included in the Company's financial statement from the acquisition date. The acquisition was accounted for under the purchase method of accounting.

Cubist has evaluated whether the Illumigen acquisition meets the criteria of a business as outlined in EITF 98-3, *"Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,"* and has concluded that the entity did not qualify as a business. Accordingly, the Company appropriately accounted for this transaction as an acquisition of assets. The costs associated with the acquisition were $16.4 million and include the closing cash consideration paid to Illumigen shareholders of $10.2 million, the option agreement payment of $4.7 million made in October 2007, transaction costs of $0.8 million and $0.7 million of costs paid by Cubist during the option period related to an IND enabling study of IB657 and Illumigen's operating costs. The total consideration was allocated to net tangible assets acquired of $1.3 million, consisting primarily of cash, and in-process research and development, or IPR&D, of $14.4 million and research and development expense of $0.7 million. The IPR&D represents the value assigned to the IB657 compound. At the date of the acquisition, IB657 had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the full value of the IPR&D of $14.4 million is included in research and development expense for the year ended December 31, 2007. This charge is not deductible for tax purposes.

IB657 is a protein therapeutic in pre-clinical development for the treatment of HCV infections. If the pre-clinical development goes as planned, Cubist expects that an IND for IB657 will be filed in the second half of 2008. Cubist will make payments to Illumigen's former shareholders during the development of IB657 as a therapy for HCV infections of up to $75.5 million upon achieving certain development and regulatory milestones. If Cubist develops Illumigen products for the treatment of viruses other than HCV, development and regulatory milestone payments of up to $117.0 million could apply. Assuming that HCV or other Illumigen antiviral products are commercialized, additional milestone payments of up to $140.0 million, as well as tiered royalties, could apply.

## E. INVESTMENTS

Investments classified as held-to-maturity are carried in Cubist's Consolidated Balance Sheets at amortized cost plus interest receivable. Investments classified as available-for-sale are carried at fair value plus interest receivable. Interest receivable related to short-term investments $0.7 million at 2006. Interest receivable related to long-term investments was $0.1 million at December 31, 2007 and 2006, respectively.

**E. INVESTMENTS (Continued)**

Included in long-term investments at December 31, 2007 are auction rate securities. Historically, given the liquidity created by the auctions, auction rate securities have been priced and traded as short-term investments and have been considered short-term available-for-sale investments because of this interest rate reset feature. Given the repeated failure of auctions for $58.1 million of the Company's investments in auction rate securities, these investments are not considered liquid and have been classified as of December 31, 2007 as long-term investments. The cost basis, gross unrealized gains and losses and fair value for these securities as of December 31, 2007 and 2006 are as follows:

| | December 31, 2007 | | | | December 31, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Cost Basis | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Carrying Value | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | (in thousands) | | | | (in thousands) | | | |
| Auction rate securities | $58,100 | $ — | $(14,701) | $43,399 | $256,950 | $ — | $ — | $256,950 |
| Total | $58,100 | $ — | $(14,701) | $43,399 | $256,950 | $ — | $ — | $256,950 |

The amount of the unrealized loss on the auction rate notes was determined through a valuation analysis which is based on bids from the broker who is the market maker for these instruments, corroborated through analysis of the underlying instruments. The Company considers this loss to be temporary in nature. The credit and capital markets have continued to deteriorate in 2008 and the bids on the auction rate notes the Company holds have since declined. If a certain concentration, as defined in the auction rate documents, of the underlying reference portfolios default, or if the issuing bank fails to make the required interest payments or the final principal payment upon the ultimate maturity of the notes, or if the credit ratings on the underlying reference portfolios deteriorate significantly, the Company may be required to adjust the carrying value of these investments through an other-than-temporary impairment charge.

There were no held-to-maturity investments at December 31, 2007. The cost basis, gross unrealized gains and losses and fair value of held-to-maturity securities at December 31, 2006 were as follows:

| | December 31, 2006 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | (in thousands) | | | |
| Short-Term: | | | | |
| Corporate bonds | $13,360 | $ 2 | $ — | $13,362 |
| Government bonds | 7,000 | — | (16) | 6,984 |
| Total | $20,360 | $ 2 | $ (16) | $20,346 |
| Long-Term: | | | | |
| Corporate bonds | $ — | $ — | $ — | $ — |
| Government bonds | 15,038 | — | (32) | 15,006 |
| Total | $15,038 | $ — | $ (32) | $15,006 |

## E. INVESTMENTS (Continued)

The following is a summary of the cost basis and estimated fair value of investments at December 31, 2007 by contractual maturity:

| | Available-for-Sale | | Held-to-Maturity | |
|---|---|---|---|---|
| | Cost Basis | Fair Value | Cost Basis | Fair Value |
| | (in thousands) | | (in thousands) | |
| Due within one year | $ — | $ — | $ — | $ — |
| Due after five years through ten years | 58,100 | 43,399 | — | — |
| Total | $58,100 | $43,399 | $ — | $ — |

Included in the table above are auction rate securities, which typically reset to current interest rates every 7 to 35 days, but are included in the table above based on the stated maturities of the underlying investments.

## F. ACCOUNTS RECEIVABLE

Cubist's trade receivables in 2007 and 2006 primarily represent amounts due to the Company from wholesalers and distributors of its pharmaceutical product. Cubist performs ongoing credit evaluations of its customers and generally does not require collateral.

## G. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,

| | 2007 | 2006 |
|---|---|---|
| | (in thousands) | |
| Building | $ 43,385 | $ 43,069 |
| Leasehold improvements | 10,042 | 9,473 |
| Laboratory equipment | 15,251 | 12,988 |
| Furniture and fixtures | 1,500 | 1,482 |
| Computer equipment | 11,060 | 8,812 |
| Construction in progress | 1,194 | 1,474 |
| | 82,432 | 77,298 |
| Less accumulated depreciation and amortization | (32,282) | (27,714) |
| Property and equipment, net | $ 50,150 | $ 49,584 |

Depreciation and amortization expense was $4.6 million, $4.1 million and $4.0 million in 2007, 2006 and 2005, respectively.

## H. INTANGIBLE ASSETS

Intangible assets consisted of the following at:

| | | December 31, 2007 | December 31, 2006 |
|---|---|---|---|
| | | (in thousands) | |
| Patents | | $ 2,673 | $ 2,673 |
| Manufacturing rights | | 2,500 | 2,500 |
| Acquired technology rights | | 28,500 | 28,500 |
| Intellectual property and processes and other intangibles | | 5,388 | 5,388 |
| | | 39,061 | 39,061 |
| Less: | accumulated amortization—patents | (2,128) | (2,063) |
| | accumulated amortization—manufacturing rights | (1,250) | (833) |
| | accumulated amortization—acquired technology rights | (7,610) | (5,152) |
| | accumulated amortization—intellectual property | (5,375) | (5,374) |
| Intangible assets, net | | $22,698 | $25,639 |

There were no additions to intangible assets during the twelve months ended December 31, 2007 and 2006. Additions to intangible assets during 2005 resulted from $20.0 million of payments made to Eli Lilly, in the form of common stock in exchange for a 2% reduction in the royalty rate payable to Eli Lilly on net sales of CUBICIN pursuant to the Company's license agreement with Eli Lilly. Cubist is amortizing the $20.0 million over approximately eleven years, which was the remaining life of the license agreement with Eli Lilly on the date of the transaction. In 2003, Cubist issued to Eli Lilly $8.0 million of common stock in exchange for a 1% reduction in the royalties payable to Eli Lilly. The Company also issued 38,922 shares of common stock valued at $0.5 million in 2003 as a milestone payment to Eli Lilly. This $8.5 million payment is being amortized over approximately thirteen years, which was the estimated remaining life of the license agreement with Eli Lilly on the dates of the transactions. The amortization of the Eli Lilly intangible assets are included in cost of product revenues.

In November 2005, Cubist announced that it selected ACS as the single source supplier of API for CUBICIN. Cubist provided notice to DSM in accordance with contract agreement terms to terminate its manufacturing and supply agreement with DSM for API. The useful life of the DSM manufacturing rights was adjusted to coincide with the revised termination date of May 2006. As Cubist received no future benefit from the DSM manufacturing rights, their gross asset value and related allowance for amortization expense were eliminated from the manufacturing rights accounts in 2006 with no resulting gain or loss. The remaining balance of these assets was allocated to inventory and was expensed to cost of product revenues as the related inventory lots were sold. The DSM assets have been expensed as of December 31, 2007. The manufacturing rights associated with the ACS agreement are being amortized to inventory over the contractual term of six years and expensed to cost of product revenues as the related inventory lots are sold.

Amortization expense, including amounts relating to the DSM manufacturing rights, was $5.1 million, $4.9 million and $7.0 million in 2007, 2006 and 2005 respectively. The estimated aggregate

## H. INTANGIBLE ASSETS (Continued)

amortization of intangible assets as of December 31, 2007, for each of the five succeeding years is as follows:

| | (in thousands) |
|---|---|
| 2008 | $ 2,941 |
| 2009 | 2,941 |
| 2010 | 2,941 |
| 2011 | 2,524 |
| 2012 | 2,524 |
| 2013 and thereafter | 8,827 |
| | $22,698 |

## I. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (in thousands) | |
| Accrued payroll | $ 1,115 | $ 590 |
| Accrued incentive compensation | 4,424 | 2,353 |
| Accrued bonus | 5,645 | 4,458 |
| Accrued benefit costs | 2,056 | 1,879 |
| Accrued clinical trials | 193 | 494 |
| Accrued interest | 350 | 350 |
| Accrued Illumigen acquisition costs | 10,191 | — |
| Accrued manufacturing costs | 2,672 | 1,804 |
| Accrued royalty | 23,729 | 12,905 |
| Other accrued costs | 8,360 | 6,205 |
| Total | $58,735 | $31,038 |

## J. ACCRUED CLINICAL TRIAL EXPENSE

Accrued clinical trial expenses are comprised of amounts owed to third party contract research organizations, or CROs, for research and development work performed on behalf of Cubist. At each period end, the Company evaluates the accrued clinical trial expense balance based upon information received from each CRO, and ensures that the balance is appropriately stated based upon work performed to date. The accrued clinical trial expense balance of $193,000 and $494,000 at December 31, 2007 and 2006, respectively, represents the Company's best estimate of amounts owed for clinical trial services performed through those periods based on all information available. Such estimates are subject to change as additional information becomes available.

## K. STOCKHOLDERS' EQUITY

*Stock Issuances*

In March 2005, Cubist announced that it entered into an agreement to purchase from Eli Lilly a 2% reduction in the royalty rate payable to Eli Lilly on net sales of CUBICIN. Cubist issued to Eli Lilly $20.0 million in Cubist common stock with associated registration rights. A total of 1,876,173 shares were issued at a price of $10.66 per share in March 2005. Cubist's global royalty rate obligation to Eli Lilly on CUBICIN sales was reduced by two percentage points upon registration of the common stock on April 22, 2005.

## L. EMPLOYEE STOCK BENEFIT PLANS

*Summary of Stock Option Plans*

Cubist has several stock-based compensation plans. Under the Cubist Amended and Restated 1993 Stock Option Plan, options to purchase 5,837,946 shares of common stock were available for grant to employees, directors, officers or consultants. The options were generally granted at fair market value on the grant date, vested ratably over a four-year period and expired ten years from the grant date. There are no shares available for future grant under this plan as it expired in accordance with its terms in 2003.

Under the Cubist Amended and Restated 2000 Equity Incentive Plan, or the 2000 Equity Incentive Plan, 11,535,764 shares of common stock may be issued to employees, directors, officers or consultants. Options under this plan are generally granted with exercise prices equal to the fair market value on the grant date, vest ratably over a four-year period and expire ten years from the date of grant. At December 31, 2007, there were 4,056,161 shares available for future grant under this plan.

Under the Cubist Amended and Restated 2002 Directors Equity Incentive Plan, 975,000 shares of common stock may be issued to members of the Board of Directors. Options under this plan are granted at fair market value on the grant date, vest ratably over a one-year or a three-year period and expire ten years from the grant date. At December 31, 2007, there were 501,250 shares available for future grant under this plan.

Cubist does not currently hold any treasury shares. Upon share option exercise, the Company issues new shares and delivers them to the participant. In line with its current business plan, Cubist does not intend to repurchase shares in the foreseeable future.

*Summary of Employee Stock Purchase Plan*

Qualifying employees are eligible to participate in an employee stock purchase plan sponsored by the Company. Under this program, participants may purchase Cubist common stock, after a pre-determined six-month period, at 85% of the lower of the fair market value at the beginning or end of the purchase period. Shares are purchased through payroll deductions of up to 15% of each participating employee's annual compensation, subject to certain limitations. The current plan allows for the issuance of 750,000 shares of common stock to eligible employees. During 2007, 2006 and 2005 Cubist issued 75,303, 79,558 and 73,224 shares of common stock, respectively, pursuant to this plan. At December 31, 2007 there were 342,739 shares available for future issuance under this plan.

## L. EMPLOYEE STOCK BENEFIT PLANS (Continued)

*Stock Compensation Expense Prior to the Adoption of SFAS 123(R)*

Prior to the adoption of SFAS 123(R), the Company provided the disclosures required under SFAS No. 123, *"Accounting for Stock-Based Compensation,"* as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosures."* No significant employee stock-based compensation was reflected in net loss for the year ended December 31, 2005 related to employee option grants, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The pro-forma information for the year ended December 31, 2005 was as follows (in thousands, except per share data):

| | Year Ended December 31, 2005 |
|---|---|
| Net loss, as reported | $(31,852) |
| Add: Stock-based employee compensation recorded in net loss, as reported | 77 |
| Deducted: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (12,962) |
| Pro forma net loss | $(44,737) |
| Loss per share: | |
| Basic and diluted—as reported | $ (0.60) |
| Basic and diluted—pro forma | $ (0.84) |

*Summary of SFAS 123(R) Expense*

The effect of recording stock-based compensation in the Consolidated Statement of Operations for the years ended December 31, 2007 and 2006 was as follows:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (in thousands except per share data) | |
| Stock-based compensation expense by type of award: | | |
| Employee stock options | $10,215 | $10,214 |
| Employee stock purchase plan | 324 | 409 |
| Total stock-based compensation | $10,539 | $10,623 |
| Effect on earnings per share: | | |
| Basic | $ 0.19 | $ 0.19 |
| Diluted | $ 0.15 | $ 0.19 |

The carrying value of inventory in the Consolidated Balance Sheet for the years ended December 31, 2007 and 2006 includes employee stock-based compensation costs of $0.2 million.

## L. EMPLOYEE STOCK BENEFIT PLANS (Continued)

*Valuation Assumptions*

The fair value of each share-based award was estimated on the date of grant using the Black-Scholes option-pricing model and expensed under the accelerated method for option grants prior to the first quarter of 2006 and under the straight-line method for option grants commencing in the first quarter of 2006. The following weighted-average assumptions were used:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Stock option plans:** | | | |
| Expected stock price volatility | 47% | 52% | 72% |
| Risk free interest rate | 4.6% | 4.7% | 3.9% |
| Expected annual dividend yield per share | 0% | 0% | 0% |
| Expected life of options | 4.3 years | 4.3 years | 5 years |
| **Stock purchase plan:** | | | |
| Expected stock price volatility | 30% | 30% | — |
| Risk free interest rate | 4.8% | 4.8% | — |
| Expected annual dividend yield per share | 0% | 0% | — |
| Expected life of options | 6 months | 6 months | — |

Cubist's expected stock price volatility assumption is based on both current and historical volatilities of the Company's stock which is obtained from public data sources. The expected stock price volatility is determined based on the instrument's expected term. Since the employee stock purchase plan has a shorter term than the stock option plans, volatility for this plan is estimated over a shorter period. The risk-free interest rate is a less subjective assumption as it is based on factual data derived from public sources. Cubist uses a dividend yield of zero as it has never paid cash dividends and has no intention of paying cash dividends in the foreseeable future. The expected life represents the weighted average period of time that share-based awards are expected to be outstanding giving consideration to vesting schedules and the Company's historical exercise patterns. Cubist determines the expected life assumption based on the exercise behavior and post vesting cancellations that has been exhibited historically, adjusted for specific factors that may influence future exercise patterns. The Company estimates forfeitures based on its historical experience of share-based pre-vesting cancellations. The Company believes that its estimates are based on outcomes that are reasonably likely to occur. To the extent actual forfeitures differ from its estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

## L. EMPLOYEE STOCK BENEFIT PLANS (Continued)

*General Option Information*

A summary of the status of Cubist's stock option plans, as of December 31, 2007 and changes during the year then ended, is presented below:

| | 2007 | |
|---|---|---|
| | Number | Weighted Average Exercise Price |
| Balance at January 1 | 7,276,450 | $16.49 |
| Granted | 2,012,575 | $20.88 |
| Exercised | (965,538) | $11.34 |
| Canceled | (687,076) | $19.22 |
| Balance at December 31 | 7,636,411 | $18.05 |
| Options vested and exercisable as of December 31, | 4,395,312 | $17.11 |

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $10.5 million, $11.6 million and $5.2 million, respectively. The aggregate intrinsic value of options outstanding as of December 31, 2007 was $18.8 million. These options have a weighted average remaining contractual life of 7.1 years.

As of December 31, 2007, there was $19.6 million of total unrecognized compensation cost related to nonvested options granted under the Plans. That cost is expected to be recognized over the weighted-average period of 1.4 years. The aggregate intrinsic value of options fully vested and exercisable as of December 31, 2007 was $14.9 million. These options have a weighted average remaining contractual life of 6.0 years.

The weighted average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $9.15, $10.40 and $7.20, respectively. The weighted-average grant-date fair value of options vested as of December 31, 2007, 2006 and 2005 was $11.32, $11.61 and $13.13, respectively.

## L. EMPLOYEE STOCK BENEFIT PLANS (Continued)

The following table summarizes information about stock options outstanding at December 31, 2007:

| Range of Exercise Prices | Options Outstanding: Number Outstanding | Options Outstanding: Remaining Contractual Life | Options Outstanding: Weighted-Average Exercise Price | Options Exercisable: Number Exercisable | Options Exercisable: Weighted-Average Exercise Price |
|---|---|---|---|---|---|
| $0.42 —$6.34 | 98,149 | 1.1 | $ 3.14 | 98,149 | $ 3.14 |
| $6.35 —$12.68 | 2,792,249 | 6.2 | 10.27 | 2,227,265 | 10.19 |
| $12.69—$19.01 | 427,495 | 6.7 | 14.67 | 313,226 | 14.07 |
| $19.02—$25.35 | 3,553,708 | 8.8 | 21.49 | 991,862 | 21.73 |
| $25.36—$31.69 | 226,005 | 3.0 | 29.33 | 226,005 | 29.33 |
| $31.70—$38.03 | 513,051 | 3.9 | 35.14 | 513,051 | 35.14 |
| $50.70—$57.04 | 1,254 | 1.3 | 53.08 | 1,254 | 53.08 |
| $57.05—$63.38 | 24,500 | 2.3 | 61.71 | 24,500 | 61.71 |
| | 7,636,411 | 7.1 | $18.05 | 4,395,312 | $17.11 |

## M. COMMITMENTS AND CONTINGENCIES

*Leases*

Cubist leases various facilities and equipment under leases that expire at varying dates through 2016. Certain of these leases contain renewal options and provisions that adjust the rent payment based upon changes in the consumer price index and require Cubist to pay operating costs, including property taxes, insurance and maintenance.

At December 31, 2007, future minimum lease payments under all non-cancelable leases net of sublease income are as follows (in thousands):

| | Operating |
|---|---|
| 2008 | $ 2,711 |
| 2009 | 3,338 |
| 2010 | 3,511 |
| 2011 | 3,514 |
| 2012 | 3,631 |
| Thereafter | 13,035 |
| Total minimum lease payments | $29,740 |

Rental expense for operating leases was $4.1 million, $3.6 million and $2.7 million in the years ended December 31, 2007, 2006 and 2005, respectively. Sublease income, which is recorded as a reduction of rent expense, was $2.6 million, $2.5 million and $2.4 million in the years ended December 31, 2007, 2006 and 2005, respectively.

## M. COMMITMENTS AND CONTINGENCIES (Continued)

*Foreign currency*

Cubist operates internationally, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. During 2007, 2006 and 2005, Cubist entered into limited foreign currency transactions between the U.S. dollar, the European Euro and the British pound.

*Guarantees and Indemnification Obligations*

The Company has vacated some of its leased facilities or sublet them to third parties. When the Company sublets a facility to a third party, it remains the primary obligor under the master lease agreement with the owner of the facility. As a result, if a third party defaults on their payments related to the sublet facility, the Company would be obligated to make lease or other payments under the master lease agreement. The Company believes that the financial risk of default by sublessors is individually and in the aggregate not material to the Company's financial position or results of operations.

*Other*

We have minimum volume purchase commitments with third party contract manufacturers with scheduled payments over the next five years that total $90.7 million at December 31, 2007.

## N. DEBT

Cubist's outstanding debt at December 31, 2007 and 2006 consists of $350.0 million aggregate principal amount of 2.25% convertible subordinated notes due June 2013. Cubist's outstanding debt at December 31, 2005 consisted of $165.0 million aggregate principal amount of 5½% convertible subordinated notes due November 2008.

In June 2006, Cubist completed the public offering of $350.0 million aggregate principal amount of 2.25% convertible subordinated notes (the "2.25% Notes"). The 2.25% Notes are convertible at any time prior to maturity into common stock at an initial conversion rate of 32.4981 shares of common stock per $1,000 principal amount of convertible notes, subject to adjustment upon certain events, which equates to approximately $30.77 per share of common stock. Cubist may deliver cash or a combination of cash and common stock in lieu of shares of common stock. Interest is payable on each June 15 and December 15, beginning December 15, 2006. The 2.25% Notes mature on June 15, 2013. Cubist retains the right to redeem the 2.25% Notes at 100% of the principal amount to be redeemed plus accrued and unpaid interest commencing in June 2011 if Cubist's common stock closing price exceeded the conversion price for a period of time as defined in the 2.25% Notes agreement. The deferred financing costs associated with the sale of the 2.25% Notes were $10.9 million. These costs are amortized ratably over the life of the note. See Note S. for additional information related to the 2.25% Notes.

In 2001, Cubist completed the private placement of $165.0 million aggregate principal amount of 5.5% convertible subordinated notes (the "5.5% Notes"). The offering was made through initial purchasers to qualified institutional buyers under Rule 144A of the Securities Act. The 5.5% Notes were convertible at any time prior to maturity into common stock at a conversion price of $47.20 per share, subject to adjustment upon certain events. Interest was payable on each November 1 and May 1,

**N. DEBT (Continued)**

beginning May 1, 2002. The 5.5% Notes had a maturity date of November 1, 2008. Cubist retained the right to redeem the 5.5% Notes prior to November 2004 if Cubist's common stock closing price exceeded the conversion price for a period of time as defined in the 5.5% Notes agreement. The deferred financing costs associated with the sale of the 5.5% Notes were $5.3 million. In June 2006, Cubist repaid the outstanding principal and accrued interest on the 5.5% Notes, plus a prepayment penalty of $3.9 million that was recorded to interest expense. The remaining unamortized balance of the debt issuance costs, totaling $1.8 million, associated with the 5.5% Notes was written off to interest expense at the time of the repayment.

At December 31, 2007, future payments of principal and interest on existing debt are due as follows:

**Fiscal year ending December 31,**

| | Principal | Interest | Total |
|---|---|---|---|
| | | (in thousands) | |
| 2008 | $ — | $ 7,875 | $ 7,875 |
| 2009 | — | 7,875 | 7,875 |
| 2010 | — | 7,875 | 7,875 |
| 2011 | — | 7,875 | 7,875 |
| 2012 | — | 7,875 | 7,875 |
| 2013 | 350,000 | 3,938 | 353,938 |
| Total payments | $350,000 | $43,313 | $393,313 |
| Less current portion | — | | |
| Total long term debt | $350,000 | | |

**O. EMPLOYEE BENEFITS**

*401(k) Savings Plan*

Cubist maintains a 401(k) savings plan in which substantially all of its permanent employees in the U.S. are eligible to participate. Participants may contribute up to 100% of their annual compensation to the plan, subject to certain limitations. Cubist matches each employee's contribution in Cubist common stock up to 4% of a participant's total compensation. Employer common stock matches have immediate vesting. Cubist issued 97,206, 127,504 and 87,500 shares of common stock in 2007, 2006 and 2005, respectively, pursuant to this plan.

**P. INCOME TAXES**

*Effective Tax Rate*

For each of the years ended December 31, 2007, 2006 and 2005, Cubist's statutory tax rate was 35%, 34% and 34%, respectively. During 2007, the Company revised its estimate concerning the future reversal of temporary differences and concluded that the reversal is likely to occur when the U.S. federal incremental tax rate is 35% versus the 34% used previously. The effective tax rate for the years ended December 31, 2007, 2006 and 2005 was 3.7%, 0% and 0%, respectively. The effective tax rate

**P. INCOME TAXES (Continued)**

for the year ended December 31, 2007 relates to federal alternative minimum tax expense and state tax expense. The Company and its subsidiaries file income tax returns with the U.S. federal government and with multiple state and local jurisdictions in the U.S.

The effective rate differs from the statutory rate of 35% and 34% due to the following:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal | 35.0% | 34.0% | 34.0% |
| State | 6.4% | −49.8% | 6.5% |
| Federal and state credits | −3.3% | 600.9% | 8.9% |
| Valuation allowance | −47.2% | −345.2% | −47.6% |
| In-process research & development | 10.6% | 0% | 0% |
| Other | 2.2% | −239.9% | −1.8% |
| Effective tax rate | 3.7% | 0.0% | 0.0% |

Changes in the effective tax rates from period to period may be significant as they depend on many factors including, but not limited to, changes in circumstances surrounding the need for a valuation allowance, size of the Company's income or loss, or one time activities occurring during the period.

*Deferred Taxes and Valuation Allowance*

All of the Company's deferred tax assets have a full valuation allowance recorded against them. Based on management's review of the Company's historical tax position and operational results, realization of Cubist's deferred tax assets does not meet the "more likely than not" criteria under SFAS No. 109. Management will continue to monitor the available information in determining whether there is sufficient positive evidence to consider releasing the valuation allowance on the deferred tax assets. Should management determine the valuation allowance is no longer required, a tax benefit would be recorded in the financial period of the change in determination. The components of the tax affected net deferred tax assets and the related valuation allowance are as follows:

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (in thousands) | |
| Deferred income tax assets: | | |
| Net operating loss carryforwards | $ 122,212 | $ 142,309 |
| Research and development costs | 23,914 | 31,012 |
| Tax credit carryforwards | 17,754 | 16,923 |
| Impairment charge | 672 | 738 |
| Deferred revenues | 4,208 | 490 |
| Other, net | 4,965 | 4,960 |
| Total deferred tax assets | 173,725 | 196,432 |
| Valuation allowance | (173,725) | (196,432) |
| Net deferred tax assets | $ — | $ — |

**P. INCOME TAXES (Continued)**

At December 31, 2007, Cubist has gross federal net operating loss carryforwards of approximately $338.5 million, which begin to expire in 2022, and gross state net operating loss carryforwards of $183.2 million, which begin to expire in 2008. State net operating loss carryforwards of $5.3 million and $27.8 million expired in 2007 and 2006, respectively. Of the $173.7 million valuation allowance at December 31, 2007, $7.9 million relates to the tax benefit of the exercise of stock options. This amount will result in an increase in Additional Paid in Capital upon realization of these losses. Cubist also has federal and state credit carryforwards of $13.6 million and $6.5 million respectively, which begin to expire in 2008 and 2011, respectively.

The Company has excluded the benefit of $7.7 million ($19.7 million pre-tax) of U.S. federal and state net operating loss carryforwards from the deferred tax asset balance at December 31, 2007. This amount represents an "excess tax benefit", as the term is defined in SFAS No. 123(R), which will be recognized as a reduction to the Company's accrued income taxes and an addition to its additional paid-in capital when it is realized in the Company's tax returns.

As stated in Note D., Cubist acquired Illumigen in December 2007. Illumigen had approximately $17.9 million of gross net operating loss carryforwards available, resulting in a net deferred tax asset of $7.1 million, which, consistent with the Company's other deferred tax assets, is fully offset by a valuation allowance. Due to the timing of the acquisition, the Company has not as yet completed a Section 382 study to assess whether past changes in ownership may limit or restrict the Company's ability to utilize these net operating loss carryforwards. Since a full valuation allowance has been provided against these net operating loss carryforwards, any adjustment to the net operating loss carryforward amount required upon completion of a Section 382 study would be offset by a corresponding reduction to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

Ownership changes resulting from the issuance of capital stock may limit the amount of net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income. The amount of the annual limitation is determined based on Cubist's value immediately prior to the ownership change. The Company has analyzed its historical changes in ownership and does not believe there are any limitations to the usage of its net operating losses. Subsequent significant changes in ownership could affect the limitation in future years.

*FIN 48—Uncertain Tax Positions*

On January 1, 2007, the Company adopted the provisions of FIN 48, *"Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109."* There were no adjustments to retained earnings as a result of the implementation of FIN 48. The Company's only adjustment upon adoption of FIN 48 related to a $2.0 million adjustment to research and development tax credit carryforwards, relating to issues that were identified in the context of a recently concluded state tax examination. This adjustment to the credit carryforwards did not impact retained earnings or the statement of operations, as there is a full valuation allowance recorded against the deferred tax asset. The Company is in the process of conducting a study of its research and development credit carryforwards. This study may result in additional changes to the Company's research and development credit carryforwards. Since a full valuation allowance has been provided against these carryforwards, any adjustment to the credit carryforwards upon completion of the R&D Credit study would be offset by a corresponding reduction

**P. INCOME TAXES (Continued)**

to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or statement of operations.

A reconciliation of the Company's changes in uncertain tax positions from January 1, 2007 to December 31, 2007 is as follows (in thousands):

| | |
|---|---|
| Uncertain tax positions January 1, 2007 | $2,000 |
| Additions based on tax positions related to the current year | — |
| Additions for tax positions of prior years | — |
| Reductions for tax positions of prior years | — |
| Settlements | — |
| Balance at December 31, 2007 | $2,000 |

Interest and penalty charges, if any, related to unrecognized tax benefits would be classified as income tax expense in the accompanying consolidated statements of operations. At January 1, 2007 and December 31, 2007 the Company did not have any interest or penalties accrued related to uncertain tax positions.

In many cases the Company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. Since the Company is in a loss carryforward position, the Company is generally subject to U.S. federal, state and local income tax examinations by tax authorities for all years for which a loss carryforward is available.

**Q. BUSINESS SEGMENTS**

Cubist operates in one business segment, the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment. To date, the Company has concentrated exclusively on developing products for the anti-infective marketplace. The Company's entire business is managed by a single management team, which reports to the Chief Executive Officer. Substantially all of the Company's revenues are currently generated within the U.S.

**R. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)**

The following table contains quarterly financial information for fiscal years 2007 and 2006. Cubist believes that the following information reflects all normal recurring adjustments necessary for a fair

## R. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (in thousands, except per share data) | | | |
| **2007** | | | | |
| Total revenues, net | $59,479 | $69,764 | $79,796 | $85,581 |
| Product revenues, net | $59,435 | $69,525 | $76,326 | $85,120 |
| Cost of product revenues | $16,738 | $15,834 | $17,153 | $19,135 |
| Net income | $ 5,601 | $14,490 | $20,023 | $ 8,033(1) |
| Basic net income per share | $ 0.10 | $ 0.26 | $ 0.36 | $ 0.14(1) |
| Diluted net income per share | $ 0.10 | $ 0.24 | $ 0.32 | $ 0.14(1) |
| **2006** | | | | |
| Total revenues, net | $40,055 | $47,794 | $50,419 | $56,480 |
| Product revenues, net | $37,941 | $45,681 | $50,318 | $56,380 |
| Cost of product revenues | $10,132 | $11,790 | $12,742 | $14,139 |
| Net income (loss) | $(5,880) | $(5,073) | $ 5,184 | $ 5,393 |
| Basic net income (loss) per share | $ (0.11) | $ (0.09) | $ 0.09 | $ 0.10 |
| Diluted net income (loss) per share | $ (0.11) | $ (0.09) | $ 0.09 | $ 0.09 |

(1) In the fourth quarter of 2007, Cubist recorded an IPR&D charge of $14.4 million related to the acquisition of Illumigen (See Note D.).

## S. SUBSEQUENT EVENT

On February 7, 2008, Cubist announced that it repurchased, in privately negotiated transactions, $50.0 million in original principal amount of its 2.25% Notes due June 15, 2013 at an average price of approximately $93.69 per $100 of debt. Following these repurchases, $300.0 million principal amount of the 2.25% Notes remain outstanding. These repurchases will reduce Cubist fully-diluted shares of common stock outstanding by approximately 1,624,905 shares. Cubist repurchased the outstanding principal and accrued interest on the 2.25% Notes of $46.8 million and incurred transaction fees of $0.2 million. Debt issuance costs of $1.2 million were also written off as a non-cash charge to interest expense at the time of the repurchase. The transaction was funded out of the Company's working capital.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

### Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers LLP, our independent registered public accounting firm which audited our financial statements for the fiscal year ended December 31, 2007 has issued an attestation report on our internal control over financial reporting, as stated in its report which is included herein.

There have not been any changes in the Company's internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information with respect to our executive officers and directors may be found under the section captioned "Our Executive Officers and Directors" in Part I of this Annual Report on Form 10-K. Other information required by Item 10 of Form 10-K may be found in the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held on June 10, 2008. Such information is incorporated herein by reference.

Our board of directors adopted a Code of Conduct and Ethics applicable to the board of directors, our Chief Executive Officer, Chief Financial Officer, other officers of Cubist and all other employees of Cubist. The Code of Conduct and Ethics is available on our web site, www.cubist.com and in our filings with the SEC.

### ITEM 11. EXECUTIVE COMPENSATION

The information required with respect to this item may be found in the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held on June 10, 2008. Such information is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required with respect to this item may be found in the definitive Proxy Statement to be delivered to Stockholders in connection with the Annual Meeting of Stockholders to be held on June 10, 2008. Such information is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required with respect to this item may be found in the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held on June 10, 2008. Such information is incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required with respect to this item may be found in the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held on June 10, 2008. Such information is incorporated herein by reference.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) Documents Filed As Part Of Form 10-K:

**1. Financial Statements**

The following financial statements and supplementary data are included in Part II Item 8 filed as part of this report:

- Report of Independent Registered Public Accounting Firm
- Balance Sheets as of December 31, 2007 and 2006
- Statements of Operations for the years ended December 31, 2007, 2006 and 2005
- Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
- Statements of Stockholders' Equity for the years ended December 31, 2007, 2006 and 2005
- Notes to Financial Statements

**2. Financial Statement Schedule**

The following financial statement schedule is filed as part of this Annual Report on Form 10-K. Schedules not listed below have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

SCHEDULE II

## Cubist Pharmaceuticals, Inc.

## Valuation and Qualifying Accounts and Reserves

## Years Ended December 31, 2007, 2006 and 2005

| Description | Balance at Beginning of Year | Additions | Deductions | Balance at End of Year |
|---|---|---|---|---|
| | | (in thousands) | | |
| Sales Returns & Allowances, Chargebacks, Prompt Pay Discounts, Wholesaler Fees and Rebates (1) | | | | |
| Year Ended December 31, 2007 | $3,418 | 14,055 | (12,989) | $4,484 |
| Year Ended December 31, 2006 | $1,554 | 9,140 | (7,276) | $3,418 |
| Year Ended December 31, 2005 | $ 775 | 4,297 | (3,518) | $1,554 |

(1) Additions to sales returns and allowances, chargebacks, prompt pay discounts, wholesaler fees and rebates are recorded as a reduction of revenue.

### 3. List of Exhibits

| | |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation (Exhibit 3.1, Cubist's Quarterly Report on Form 10-Q, filed on August 6, 2004, File No. 000-21379) |
| 3.2 | Certificate of Amendment to the Amended and Restated Certificate of Incorporation (Exhibit 3.1, Quarterly Report on Form 10-Q, filed on August 3, 2007, File No. 000-21379) |
| 3.3 | Amended and Restated By-Laws of Cubist, as amended to date (Exhibit 3.1, Current Report on Form 8-K, filed December 26, 2007, File No. 000-21379) |
| 4.1 | Specimen certificate for shares of Common Stock (Exhibit 4.1, Annual Report on Form 10-K, filed on March 1, 2006, File No. 000-21379) |
| 4.2 | Rights Agreement, dated as of July 21, 1999, between Cubist and BankBoston, N.A., as Rights Agent (Exhibit 4.1, Current Report on Form 8-K filed on August 5, 2005, File No. 000-21379) |
| 4.3 | First Amendment, dated as of March 3, 2000, to the Rights Agreement between Cubist and Fleet National Bank (f/k/a BankBoston, N.A.), as Rights Agent, dated as of July 21, 1999 (Exhibit 4.2, Current Report on Form 8-K filed on August, 5, 2005, File No. 000-21379) |
| 4.4 | Amendment, dated as of March 20, 2002, to the Rights Agreement between Cubist and EquiServe Trust Company, N.A. (f/k/a Fleet National Bank f/k/a BankBoston, N.A.), as Rights Agent, dated as of July 21, 1999 (Exhibit 4.3, Current Report on Form 8-K filed on August 5, 2005, File No. 000-21379) |
| 4.5 | Third Amendment, dated as of August 2, 2005, to the Rights Agreement between Cubist and EquiServe Trust Company, N.A. (f/k/a Fleet National Bank f/k/a BankBoston, N.A.), as Rights Agent, dated as of July 21, 1999 (Exhibit 4.4, Current Report on Form 8-K filed on August 5, 2005, File No. 000-21379) |
| 4.6 | Indenture, dated as of June 6, 2006, between Cubist and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.1, Current Report on Form 8-K filed on June 9, 2006, File No. 000-21379) |
| 4.7 | Note, dated June 6, 2006 (Exhibit 4.7, Annual Report on Form 10-K filed on March 1, 2007, File No. 000-21379) |
| **10.1 | Amended and Restated 1993 Stock Option Plan (Exhibit 10.6, Pre-effective Amendment No. 1 to Form S-1 Registration Statement filed on July 31, 1996, File No. 333-6795) |
| **10.2 | First Amendment to Amended and Restated 1993 Stock Option Plan (Exhibit 10.3, Quarterly Report on Form 10-Q, filed August 12, 1998, File No. 000-21379) |
| **10.3 | 1997 Employee Stock Purchase Plan (Exhibit 10.4, Quarterly Report on Form 10-Q, filed August 12, 1998, File No. 000-21379) |
| **10.4 | Second Amendment to Amended and Restated 1993 Stock Option Plan (Exhibit 10.41, Annual Report on Form 10-K, filed March 10, 2000, File No. 000-21379) |
| **10.5 | Third Amendment to Amended and Restated 1993 Stock Option Plan (Exhibit 10.42, Annual Report on Form 10-K, filed March 10, 2000, File No. 000-21379) |
| †10.6 | Development and Supply Agreement, dated April 3, 2000, by and between Cubist and Abbott Laboratories (currently known as Hospira Worldwide, Inc., or Hospira) (Exhibit 10.2, Quarterly Report on Form 10-Q, filed August 9, 2006, File No. 000-21379) |
| †10.7 | Assignment and License Agreement, dated October 6, 2000, by and between Eli Lilly & Company, or Eli Lilly, and Cubist (Exhibit 10.59, Annual Report on Form 10-K, filed April 2, 2001, File No. 000-21379) |

**10.8 Fourth Amendment to Amended and Restated 1993 Stock Option Plan (Exhibit 10.73, Annual Report on Form 10-K, filed April 2, 2001, File No. 000-21379)

**10.9 Fifth Amendment to Amended and Restated 1993 Stock Option Plan (Exhibit 10.74, Annual Report on Form 10-K, filed April 2, 2001, File No. 000-21379)

**10.10 Sixth Amendment to Amended and Restated 1993 Stock Option Plan (Exhibit 10.75, Annual Report on Form 10-K, filed April 2, 2001, File No. 000-21379)

**10.11 Seventh Amendment to Amended and Restated 1993 Stock Option Plan (Exhibit 10.62, Annual Report on Form 10-K, filed March 29, 2002, File No. 000-21379)

†10.12 Manufacturing and Supply Agreement, entered into as of September 30, 2001, by and between ACS Dobfar S.p.A., or ACS, and Cubist (Exhibit 10.63, Annual Report on Form 10-K, filed March 29, 2002, File No. 000-21379)

**10.13 Amended and Restated 2000 Equity Incentive Plan (Exhibit 10.1, Quarterly Report on Form 10-Q, filed August 8, 2002, File No. 000-21379)

†10.14 Amendment No. 2, dated as of February 12, 2003, to the Manufacturing and Supply Agreement by and between ACS and Cubist, entered into as of September 30, 2001 (Exhibit 10.67, Annual Report on Form 10-K, filed March 28, 2003, File No. 000-21379)

10.15 Form of Employee Confidentiality Agreement (Exhibit 10.69, Annual Report on Form 10-K, filed March 28, 2003, File No. 000-21379)

10.16 Amendment No. 1, dated July 1, 2003, to the Assignment and License Agreement between Cubist and Eli Lilly, dated October 6, 2000 (Exhibit 10.2, Quarterly Report on Form 10-Q, filed August 14, 2003, File No. 000-21379)

†10.17 License Agreement, dated as of October 2, 2003, by and between Cubist, Chiron Healthcare Ireland Ltd. and Chiron Corporation (Exhibit 10.1, Quarterly Report on Form 10-Q, filed May 4, 2007, File No. 000-21379)

10.18 Lease, dated January 2004, between the California State Teachers' Retirement System, or CALSTERS, and Cubist regarding 55 Hayden Avenue (Exhibit 10.1, Quarterly Report on Form 10-Q filed on May 7, 2004, File No. 000-21379)

†10.19 Amendment #1, dated April 1, 2004, to the License Agreement by and between Cubist, Chiron Healthcare Ireland, Ltd. and Chiron Corporation, dated October 2, 2003 (Exhibit 10.2, Quarterly Report on Form 10-Q filed on August 6, 2004, File No. 000-21379)

†10.20 Processing Services Agreement entered into as of August 11, 2004 by and between Cardinal Health PTS, LLC, or Cardinal, and Cubist (Exhibit 10.3, Quarterly Report on Form 10-Q filed on November 4, 2005, File No. 00021379)

10.21 Amendment No. 2, dated March 31, 2005, to the Assignment and License Agreement between Cubist and Eli Lilly, dated October 6, 2000 (Exhibit 10.1, Quarterly Report on Form 10-Q, filed May 5, 2005, File No. 000-21379)

**10.22 First Amendment to Amended and Restated 2000 Equity Incentive Plan (Exhibit 10.1, Current Report on Form 8-K filed on August 5, 2005, File No. 000-21379)

10.23 First Amendment, dated September 29, 2005, to Lease by and between Cubist and The Realty Associates Fund VI, L.P., or RA, successor-in-interest to CALSTERS, dated January 2004 (Exhibit 10.7, Quarterly Report on Form 10-Q filed on November 4, 2005, File No. 000-21379)

| | |
|---|---|
| †10.24 | Amendment No. 3, dated as of October 20, 2005, to the Manufacturing and Supply Agreement by and between ACS and Cubist, entered into as of September 30, 2001 (Exhibit 10.2, Quarterly Report on Form 10-Q filed on November 4, 2005, File No. 000-21379) |
| 10.25 | Second Amendment, entered into as of November 18, 2005, to Lease by and between RA and Cubist, dated January 2004 |
| †10.26 | First Amendment, dated as of June 1, 2006, to Development and Supply Agreement by and between Cubist and Hospira, entered into as of April 3, 2000 (Exhibit 10.1, Quarterly Report on Form 10-Q filed on August 9, 2006, File No. 000-21379) |
| *10.27 | Amendment No. 4, dated as of September 22, 2006, to the Manufacturing and Supply Agreement by and between ACS and Cubist, entered into as of September 30, 2001 (Exhibit 10.1, Quarterly Report on Form 10-Q filed on November 3, 2006, File No. 000-21379) |
| *10.28 | Amendment No. 2, dated April 18, 2007, to the Processing Services Agreement by and between Cardinal and Cubist, entered into as of August 11, 2004 (Exhibit 10.3, Quarterly Report on Form 10-Q filed on August 3, 2007, File No. 000-21379) |
| **10.29 | Amended and Restated 1997 Employee Stock Purchase Plan (Appendix B, Definitive Proxy Statement on Form DEF-14A filed on April 26, 2007, File No. 000-21379) |
| **10.30 | Amended and Restated 2002 Directors' Equity Incentive Plan (Appendix C, Definitive Proxy Statement on Form DEF-14A filed on April 26, 2007, File No. 000-21379) |
| 10.31 | Third Amendment, entered into as of June 28, 2007, to Lease by and between RA and Cubist, dated January 2004 (Exhibit 10.4, Quarterly Report on Form 10-Q filed on August 3, 2007, File No. 000-21379) |
| **10.32 | Retention Letter, dated October 9, 2007, by and between Cubist and Michael J. Bonney (Exhibit 10.1, Quarterly Report on Form 10-Q filed on November 2, 2007, File No. 000-21379) |
| **10.33 | Form of Retention Letter by and between Cubist and Christopher D. T. Guiffre, David W.J. McGirr, and Robert J. Perez (Exhibit 10.2, Quarterly Report on Form 10-Q filed on November 2, 2007, File No. 000-21379) |
| 10.34 | Fourth Amendment, entered into as of October 25, 2007, to Lease by and between RA and Cubist, dated January 2004 |
| **10.35 | Short Term Incentive Plan Terms and Conditions (Exhibit 10.1, Current Report on Form 8-K filed on February 15, 2008, File No. 000-21379) |
| 10.36 | Fifth Amendment, entered into as of December 18, 2007, to Lease by and between RA and Cubist, dated January 2004 |
| *10.37 | Agreement and Plan of Merger, entered into as of December 24, 2007, by and between Edison Merger Corp., Illumigen Biosciences, Inc., IB Securityholders, LLC and Cubist |
| 14.1 | Code of Conduct and Ethics |
| 23.1 | Consent of PricewaterhouseCoopers LLP |
| 31.1 | Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification pursuant to 18 U.S.C Section 1305, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

32.2 Certification pursuant to 18 U.S.C Section 1305, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Any of the above-listed Exhibits containing parenthetical information are incorporated by reference from the Company's filing indicated next to the title of such exhibit. All other above listed exhibits are filed herewith.

---

† Confidential Treatment granted.

* Confidential Treatment requested.

** Management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

**CUBIST PHARMACEUTICALS, INC.**

By: /s/ MICHAEL W. BONNEY
Michael W. Bonney
*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act, this report has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ MICHAEL W. BONNEY<br>Michael W. Bonney | President, Chief Executive Officer and Director (Principal Executive Officer) | February 29, 2008 |
| /s/ DAVID W.J. MCGIRR<br>David W.J. McGirr | Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | February 29, 2008 |
| /s/ KENNETH M. BATE<br>Kenneth M. Bate | Director | February 29, 2008 |
| /s/ SYLVIE GRÉGOIRE<br>Sylvie Grégoire | Director | February 29, 2008 |
| /s/ DAVID W. MARTIN, JR.<br>David W. Martin, Jr. | Director | February 29, 2008 |
| /s/ WALTER R. MAUPAY, JR.<br>Walter R. Maupay, Jr. | Director | February 29, 2008 |
| /s/ MARTIN ROSENBERG<br>Martin Rosenberg | Director | February 29, 2008 |
| /s/ J. MATTHEW SINGLETON<br>J. Matthew Singleton | Director | February 29, 2008 |
| /s/ MARTIN H. SOETERS<br>Martin H. Soeters | Director | February 29, 2008 |
| /s/ MICHAEL B. WOOD<br>Michael B. Wood | Director | February 29, 2008 |

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-134623, 333-134559, 333-120678, 333-119371, 333-109734, 333-103660, 333-108023, 333-75862, 333-64943, 333-32186, 333-123152, 333-54142, 333-96365 and 333-90137) and Form S-8 (Nos. 333-14845, 333-148454, 333-136937, 333-118065, 333-106388, 333-101908, 333-99739, 333-65385, 333-65383, 333-60168, 333-60152, 333-54140, 333-49522, 333-32178, 333-25707, 333-124210, 333-126225 and 333-132248) of Cubist Pharmaceuticals, Inc. of our report dated February 29, 2008 relating to the financial statements, financial statements schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 29, 2008

**Exhibit 31.1**

**CERTIFICATION**

I, Michael W. Bonney, certify that:

1. I have reviewed this annual report on Form 10-K of Cubist Pharmaceuticals, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ MICHAEL W. BONNEY

Michael W. Bonney
*President and Chief Executive Officer*

**Exhibit 31.2**

## CERTIFICATION

I, David W.J. McGirr, certify that:

1. I have reviewed this annual report on Form 10-K of Cubist Pharmaceuticals, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ DAVID W.J. MCGIRR

David W.J. McGirr
*Senior Vice President and Chief Financial Officer*

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cubist Pharmaceuticals (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael W. Bonney, President and Chief Executive Officer of Cubist, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Cubist.

February 29, 2008

/s/ MICHAEL W. BONNEY

Michael W. Bonney
*President and Chief Executive Officer*

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cubist Pharmaceuticals (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David W.J. McGirr, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Cubist.

February 29, 2008

/s/ DAVID W.J. MCGIRR

David W.J. McGirr
*Senior Vice President and Chief Financial Officer*

# CUBIST PHARMACEUTICALS, INC.

**65 Hayden Avenue**
**Lexington, MA 02421**

## NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

TO THE STOCKHOLDERS OF CUBIST PHARMACEUTICALS, INC.:

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Stockholders of Cubist Pharmaceuticals, Inc., or the 2008 Annual Meeting, will be held at our offices at 55 Hayden Avenue, Lexington, MA 02421, on Wednesday, June 11, 2008 at 8:30 A.M. local time, for the following purposes:

1. To elect three (3) Class III directors to our Board of Directors, each to hold office for a three-year term and until his successor has been duly elected and qualified.

2. To consider and vote upon a proposal to amend our Amended and Restated 2000 Equity Incentive Plan, which we refer to as the EIP, to increase the number of shares issuable under the EIP by 2,000,000 shares.

3. To ratify the selection of PricewaterhouseCoopers, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

4. To transact such other business as may properly come before the 2008 Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed April 14, 2008 as the record date for the determination of stockholders entitled to notice of, and to vote at, the 2008 Annual Meeting. Accordingly, only stockholders of record at the close of business on the record date will be entitled to notice of, and to vote at, the meeting or any adjournments thereof.

We are pleased to take advantage of new Securities and Exchange Commission rules that allow us to furnish proxy materials, including this Notice, the Proxy Statement, our 2007 Annual Report and the proxy card for the 2008 Annual Meeting, to our stockholders via the Internet. Taking advantage of these new rules will allow us to lower the cost of delivering annual meeting materials to our stockholders and reduce the environmental impact of printing and mailing these materials.

To ensure your representation at the 2008 Annual Meeting, you are urged to vote by proxy by one of the following steps as promptly as possible:

(a) Vote via the Internet pursuant to the instructions provided in the Notice of Internet Availability of Proxy Materials, or Notice of Internet Availability, that we will mail no later than April 30, 2008 to all stockholders of record and beneficial owners as of the record date; or

(b) Request printed copies of the proxy materials by mail pursuant to the instructions provided in the Notice of Internet Availability and either:
   (i) complete, date, sign and return the proxy card that you will receive in response to your request; or

   (ii) vote via telephone (toll-free) in the United States or Canada in accordance with the instructions on the proxy card.

The Internet and telephone voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that stockholders' instructions have been properly recorded. Voting via the Internet or telephone must be completed by 2:00 a.m. Eastern Time on June 11, 2008. Your shares cannot be voted unless you vote by one of the methods described above or attend the 2008 Annual Meeting in person. Regardless of the number of shares you own, your careful consideration of, and vote on, the matters before the stockholders is important.

By Order of the Board of Directors,

CHRISTOPHER D.T. GUIFFRE
*Secretary**

April 28, 2008

| | |
|---|---|
| NOTE: | THE BOARD OF DIRECTORS SOLICITS YOUR VOTE BY PROXY. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE 2008 ANNUAL MEETING, PLEASE PROMPTLY VOTE VIA ANY OF THE METHODS DESCRIBED ABOVE. IF YOU ATTEND THE 2008 ANNUAL MEETING, YOU MAY WITHDRAW ANY PROXY GIVEN BY YOU AND VOTE YOUR SHARES IN PERSON. |

* As previously announced, effective as of April 30, 2008, Mr. Guiffre will be resigning as Secretary and will be replaced by Tamara L. Joseph, the Company's incoming Senior Vice President, General Counsel and Secretary.

# CUBIST PHARMACEUTICALS, INC.

**65 Hayden Avenue**
**Lexington, MA 02421**

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## PROXY STATEMENT

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### GENERAL INFORMATION

**Proxy Solicitation**

This Proxy Statement is furnished to the holders of the common stock, $.001 par value per share, of Cubist Pharmaceuticals, Inc., which we refer to in this Proxy Statement as "Cubist" or the "Company," in connection with the solicitation of proxies on behalf of our Board of Directors, or Board, for use at the 2008 Annual Meeting of Stockholders, or the 2008 Annual Meeting, to be held at our offices at 55 Hayden Avenue, Lexington, Massachusetts on Wednesday, June 11, 2008 at 8:30 A.M. local time or at any adjournment or postponement of the meeting. The purposes of the 2008 Annual Meeting and the matters to be acted upon are set forth in the accompanying Notice of 2008 Annual Meeting of Stockholders, or the Notice. The Board knows of no other business that will come before the 2008 Annual Meeting.

In accordance with rules and regulations recently adopted by the Securities and Exchange Commission, or SEC, instead of mailing a printed copy of our proxy materials to each stockholder of record, Cubist is now furnishing its proxy materials, including the Notice, this Proxy Statement, our 2007 Annual Report to Stockholders and the proxy card for the 2008 Annual Meeting, by providing access to such documents on the Internet. We will send a Notice of Internet Availability of Proxy Materials, or the Notice of Internet Availability, no later than April 30, 2008 to our stockholders of record and beneficial owners as of April 14, 2008, the record date for the 2008 Annual Meeting. The Notice of Internet Availability contains instructions for accessing and reviewing our proxy materials on the Internet and voting by proxy over the Internet. If you prefer to receive printed copies of our proxy materials, the Notice of Internet Availability contains instructions on how to request such materials by mail. You will not receive printed copies of the proxy materials unless you request them. If you elect to receive the materials by mail, you may also vote by proxy on a proxy card or via telephone. Viewing our proxy materials and voting by proxy electronically this year and in the future will save us the cost of printing and mailing documents to you and will reduce the impact on the environment.

If you are a stockholder of record, you may vote in person at the 2008 Annual Meeting even if you have voted previously by proxy. We will give you a ballot when you arrive.

We will pay the costs of soliciting proxies. Our Board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. We will also solicit proxies by email from stockholders who are our employees or who previously requested to receive proxy materials electronically, and may utilize the assistance of third parties in connection with our proxy solicitation efforts.

**Voting and Revocability of Proxy**

Stockholders of record can vote their shares (1) via the Internet, (2) via a toll-free telephone call from the U.S. or Canada, (3) by mailing a signed proxy card, or (4) in person at the 2008 Annual Meeting. The Internet and telephone voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

Stockholders may revoke the authority granted by their execution of proxies at any time before the effective exercise of such authority by filing with our Secretary a written revocation or a duly executed proxy bearing a later date or by voting in person at the 2008 Annual Meeting. Shares represented by executed and unrevoked proxies will be voted in accordance with the choice or instructions specified thereon. If no specifications are given, the proxies intend to vote the shares represented thereby to (i) approve Proposal No. 1 to elect the Class III nominees to the Board, (ii) approve Proposal No. 2 to amend our Amended and Restated 2000 Equity Incentive Plan, or EIP, to increase the number of shares issuable under the EIP by 2,000,000 shares, and (iii) approve Proposal No. 3 to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008, each as set forth in the accompanying Notice and in accordance with the proxies' best judgment on any other matters that may properly come before the 2008 Annual Meeting.

**Record Date and Voting Rights**

Only stockholders of record at the close of business on April 14, 2008, the record date, are entitled to notice of, and to vote at, the 2008 Annual Meeting or any adjournment or postponement of the meeting. On the record date, we had outstanding 56,284,131 shares of common stock, each of which is entitled to one vote upon each of the matters to be presented at the 2008 Annual Meeting. The presence, in person or by proxy, of a majority of the issued and outstanding shares of common stock on the record date, will constitute a quorum for the transaction of business at the 2008 Annual Meeting. Votes withheld from any nominee, abstentions, and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the 2008 Annual Meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on one or more proposals because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

In the election of directors, the affirmative vote of a plurality of the shares of common stock present or represented and entitled to vote at the 2008 Annual Meeting, in person or by proxy, is required for the election of each of the nominees. Abstentions and broker "non-votes" will have no effect on the voting outcome with respect to the election of directors. The proposals to increase the number of shares issuable under our EIP and to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008 require the affirmative vote of the holders of a majority of shares present in person or represented by proxy at the 2008 Annual Meeting and entitled to vote on such proposals. Abstentions have the practical effect of a vote against these proposals. Broker "non-votes" will have no effect on the voting outcome of these proposals.

## PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to each person known to us to be the beneficial owner of more than 5% of our issued and outstanding common stock as of April 14, 2008. On April 14, 2008, we had outstanding 56,284,131 shares of common stock.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percentage of Class(1) |
|---|---|---|
| Mazama Capital Management, Inc.(2)<br>One S.W. Columbia, Suite 1500<br>Portland, Oregon 97258 | 7,839,102 | 13.9% |
| FMR LLC(3)<br>82 Devonshire Street<br>Boston, Massachusetts 02109 | 7,221,211 | 12.8% |
| Unicredito Italiano S.p.A.(4)<br>Piazza Cordusio 2<br>20123 Milan, Italy | 3,219,485 | 5.7% |
| Morgan Stanley(5)<br>1585 Broadway<br>New York, NY 10036 | 3,048,503 | 5.4% |
| Barclays Global Investors, N.A.(6)<br>45 Freemont Street<br>San Francisco, CA 94105 | 2,931,351 | 5.2% |

(1) We calculated the percentage of class based on the number of shares reported as beneficially owned in the SEC filings of the beneficial owners divided by the actual number of shares outstanding as of April 14, 2008. The percentages in the table may differ from the percentages reported in the beneficial owners' filings with the SEC because the beneficial owners may have used different denominators than the actual number of shares outstanding as of April 14, 2008.

(2) The information reported is based on a Schedule 13G/A filed with the SEC on February 8, 2008 by Mazama Capital Management, Inc., or Mazama. Mazama, an investment adviser, reported that it had sole voting power with respect to 4,680,975 shares and sole dispositive power with respect to 7,839,102 shares as of December 31, 2007.

(3) The information reported is based on a Schedule 13G filed with the SEC on April 9, 2008. Various persons, including FMR LLC, have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(4) The information reported is based on a Schedule 13G/A filed with the SEC on February 1, 2008 by Unicredito Italiano, S.p.A., or Unicredito. Unicredito reported that it had sole voting and dispositive power with respect to these shares as of December 31, 2007. Unicredito previously made filings with the SEC as Pioneer Global Asset Management S.p.A.

(5) The information reported is based on a Schedule 13G filed with the SEC on February 14, 2008 jointly by Morgan Stanley and FrontPoint Partners, LLC, a wholly-owned subsidiary of Morgan Stanley. Morgan Stanley reported that it had sole voting and dispositive power with respect to 3,048,503 shares as of December 31, 2007, and FrontPoint reported that it had sole voting and dispositive power with respect to 3,038,132 of these shares as of December 31, 2007. The reporting persons state in the filing that, in accordance with SEC Release No. 34-39538 (January 12, 1998), the shares reported in the filing reflect the securities beneficially owned by certain operating units (collectively, the "Reporting Units") of Morgan Stanley and its subsidiaries and affiliates, and does not reflect securities, if any, beneficially owned by any operating units of Morgan Stanley and its subsidiaries and affiliates whose ownership of securities is disaggregated from that of the Reporting Units in accordance with such release. The shares being reported upon by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by FrontPoint Partners LLC, an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E), as amended.

(6) The information reported is based on a Schedule 13G filed with the SEC on February 5, 2008 by Barclays Global Investors, NA, or Barclays, and certain affiliated entities. Barclays reported that it holds the shares in trust accounts for the economic benefit of the beneficiaries of those accounts and that it had sole voting power with respect to 2,754,654 shares and sole dispositive power with respect to 2,931,351 shares as of December 31, 2007.

## MANAGEMENT STOCKHOLDERS

The following table sets forth information as of April 14, 2008, as reported to us, with respect to the beneficial ownership of common stock by each member of our Board, who we refer to as our Directors, and each Named Executive Officer (as that term is defined in the Compensation Discussion and Analysis section of this Proxy Statement), and by all of our current Directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to stock options held by that person that are currently exercisable or exercisable within 60 days of April 14, 2008 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated below and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Shares included below in the column entitled "Right to Acquire" represent shares subject to outstanding stock options currently exercisable or exercisable within 60 days of April 14, 2008. On April 14, 2008, we had outstanding 56,284,131 shares of common stock.

| | Number of Shares Beneficially Owned | | | Percentage of Shares Beneficially Owned |
|---|---|---|---|---|
| Name | Outstanding Shares | Right to Acquire | Total Number | |
| Michael W. Bonney(1) | 56,822 | 807,812 | 864,072 | 1.5% |
| Lindon M. Fellows | 2,902 | 56,718 | 59,236 | * |
| Oliver Fetzer | — | — | — | — |
| Christopher D.T. Guiffre, JD, MBA | 5,359 | 207,373 | 212,425 | * |
| David W.J. McGirr, MBA | 3,420 | 211,123 | 213,981 | * |
| Robert J. Perez, MBA | 9,451 | 213,687 | 222,649 | * |
| Kenneth M. Bate, MBA | 2,500 | 81,250 | 83,750 | * |
| Sylvie Grégoire, Pharm.D | — | 21,666 | 21,666 | * |
| David W. Martin, Jr., MD(2) | 30,881 | 115,700 | 146,581 | * |
| Walter R. Maupay, Jr., MBA(3) | 25,857 | 104,300 | 130,157 | * |
| Martin Rosenberg, PhD | 2,000 | 50,500 | 52,500 | * |
| J. Matthew Singleton, MBA, CPA | 2,000 | 65,000 | 67,000 | * |
| Martin Soeters | 2,000 | 19,999 | 21,999 | * |
| Michael B. Wood, MD | 2,000 | 50,500 | 52,500 | * |
| All Directors and executive officers as a group (14 persons)(4) | 147,313 | 2,005,628 | 2,150,516 | 3.7% |

* Less than 1% of the issued and outstanding shares of common stock.

(1) Mr. Bonney holds a portion of his shares with joint voting and investment power with Mrs. Alison G. Bonney.

(2) Dr. Martin holds his shares with joint voting and investment power with Mrs. Kathleen M. Martin.

(3) Mr. Maupay holds a portion of his shares with joint voting and investment power with Ms. Margaret Maupay.

(4) This group does not include Dr. Fetzer, who left the Company in September 2007, and includes Stephen Gilman, PhD, our Senior Vice President, Discovery and Nonclinical Development and Chief Scientific Officer, who joined the Company in February 2008. Dr. Gilman owned 2,121 shares of our common stock as of April 14, 2008, but did not have the right to acquire any additional shares of our common stock within 60 days of April 14, 2008.

## INFORMATION AS TO DIRECTORS AND NOMINEES FOR DIRECTOR

The names of our Directors (including the nominees for re-election as Class III Directors at the 2008 Annual Meeting) and certain information regarding each Director are listed below.

| Name | Age | Position(s) Held | Director Since | Term Expires | Class of Director |
|---|---|---|---|---|---|
| Kenneth M. Bate, MBA(1) | 57 | Lead Director | 2003 | 2009 | I |
| David W. Martin, Jr., M.D.(2)(4)* | 67 | Director | 1997 | 2009 | I |
| Martin Soeters(1)(3) | 53 | Director | 2006 | 2009 | I |
| Michael W. Bonney | 49 | Director, President and CEO | 2003 | 2010 | II |
| Sylvie Grégoire, Pharm.D.(3)(4) | 46 | Director | 2006 | 2010 | II |
| Walter R. Maupay, Jr., MBA(2)(3)* | 69 | Director | 1999 | 2010 | II |
| Martin Rosenberg, Ph.D.(4) | 62 | Director | 2005 | 2008 | III |
| J. Matthew Singleton, MBA, CPA(1)* | 55 | Director | 2003 | 2008 | III |
| Michael B. Wood, M.D.(2)* | 64 | Director | 2005 | 2008 | III |

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Corporate Governance and Nominating Committee

(4) Member of Scientific Affairs Committee

* Committee Chairman

***Mr. Bate*** has served as one of our directors since June 2003 and became our lead director in June 2006. Since January 2007, Mr. Bate has been President and Chief Executive Officer and a director of Nitromed, Inc., a pharmaceutical company. From March 2006 until January 2007, Mr. Bate was Chief Operating Officer and Chief Financial Officer of Nitromed. From 2002 to January 2005, Mr. Bate was head of commercial operations and Chief Financial Officer at Millennium Pharmaceuticals, Inc. In 1999, Mr. Bate co-founded JSB Partners, an investment banking and transaction advisory firm serving the biopharmaceutical industry. He was a partner at JSB Partners through 2002. From 1997 to 1999, Mr. Bate served as Senior Managing Director and Chief Executive Officer of MPM Capital, LP, a venture capital company. He was also an advisor to BB Bioventures, a venture capital fund. Mr. Bate's life sciences industry experience also includes six years at Biogen, Inc.; from 1993 to 1996 as the company's vice president of sales and marketing, and as Chief Financial Officer from 1990 to 1993. Mr. Bate is a director of AVEO Pharmaceuticals, Inc., a biopharmaceutical company. Mr. Bate received his B.A. degree in Chemistry from Williams College, and an MBA from The Wharton School of the University of Pennsylvania.

***Mr. Bonney*** has served as our President and Chief Executive Officer and as one of our directors since June 2003. From January 2002 to June 2003, he served as our President and Chief Operating Officer. From 1995 to 2001, he held various positions of increasing responsibility at Biogen, Inc., including Vice President, Sales and Marketing from 1999 to 2001. While at Biogen, Mr. Bonney built the commercial infrastructure for the launch of Avonex®. Prior to that, Mr. Bonney held various positions of increasing responsibility in sales, marketing and strategic planning at Zeneca Pharmaceuticals, ending his eleven-year career there serving as National Business Director. Mr. Bonney received a B.A. in Economics from Bates College. Mr. Bonney is a director of NPS Pharmaceuticals, Inc., a biopharmaceutical company, and serves on the Boards of Trustees of the Beth Israel Deaconess Medical Center and Bates College. Mr. Bonney is also a member of the Biotechnology Industry Organization, or BIO, Health Section Governing Body.

*Dr. Grégoire* has served as one of our directors since June 2006. Since 2007, Dr. Grégoire has served as President, Human Genetic Therapies division of Shire Pharmaceuticals Group plc, a pharmaceuticals company. From 2004 to 2005, Dr. Grégoire served as President and Chief Executive Officer of GlycoFi, Inc., a biotherapeutics company. From 2003 to 2004, Dr. Grégoire was a consultant to the biopharmaceuticals industry. From 2001 through 2003, Dr. Grégoire served as Executive Vice President, Technical Operations, of Biogen, Inc. and its successor Biogen Idec Inc., and from 1995 to 2001, she held various roles of increasing responsibility with Biogen. Prior to Biogen, Dr. Grégoire held clinical research and regulatory roles with Merck & Co., a pharmaceuticals company. She is a director of IDM-Pharma, a biopharmaceuticals company. She received her Pharm.D. degree from the State University of New York at Buffalo and her pharmacy graduate degree (Bachalaureat en Pharmacie) from the Université Laval, Quebec City.

*Dr. Martin* has served as one of our directors since October 1997 and served as our lead director from October 2004 until June 2006. Since 2004, he has been the Chairman and Chief Executive Officer of AvidBiotics Corporation, a biotechnology company that he founded. In 2003, he was Chairman and Chief Executive Officer of GangaGen, Inc., a biotechnology company. From July 1997 until April 2003, Dr. Martin served as President and Chief Executive Officer of Eos Biotechnology, Inc., a biotechnology company that he founded. From 1995 to 1996, Dr. Martin was President and Chief Executive Officer of Lynx Therapeutics, Inc., a biotechnology company. During 1994 and through May 1995, Dr. Martin served as Senior Vice President of Chiron Corporation. From 1991 to 1994, Dr. Martin served as Executive Vice President of DuPont Merck Pharmaceutical Company. From 1983 to 1990, Dr. Martin was Vice President and then Senior Vice President of Research and Development at Genentech, Inc. Prior to 1983, Dr. Martin was a Professor of Medicine, Professor of Biochemistry and an Investigator of the Howard Hughes Medical Institute at the University of California, San Francisco. Dr. Martin is also Lead Director of Varian Medical Systems, Inc., a medical equipment and software supplier. Dr. Martin received an M.D. from Duke University.

*Mr. Maupay* has served as one of our directors since June 1999. From January 1995 to June 1995, Mr. Maupay served as Group Executive of Calgon Vestal Laboratories, a division of Bristol-Myers Squibb Corporation. From 1988 to 1995, Mr. Maupay served as President of Calgon Vestal Laboratories, at that time, a subsidiary of Merck and Company. From 1984 to 1988, Mr. Maupay served as Vice President, Healthcare at Calgon Vestal Laboratories. Mr. Maupay is a director of SyntheMed, Inc., a biomaterials company. He is also a director and non-executive chair of Kensey Nash Corporation, a medical device company. Mr. Maupay received his B.S. in Pharmacy from Temple University and an MBA from Lehigh University.

*Dr. Rosenberg* has served as one of our directors since March 2005. Since 2003, Dr. Rosenberg has been the Chief Scientific Officer of Promega Corporation, a biotechnology company. From 2001 to 2003, Dr. Rosenberg served as Vice President, Research and Development of Promega Corporation. From 2000 until 2001, Dr. Rosenberg was Senior Vice President, Anti-Infectives, Drug Discovery at GlaxoSmithKline, a pharmaceutical company. From 1996 until 2000, Dr. Rosenberg was Senior Vice President, Anti-Infectives at SmithKline Beecham Corporation, a predecessor company to

GlaxoSmithKline. Prior to 2000, Dr. Rosenberg held a variety of roles of increasing responsibility with SmithKline Beecham Corporation. Before joining SmithKline Beecham, Dr. Rosenberg spent 10 years at the National Institutes of Health and was a Section Chief at the National Cancer Institute. Dr. Rosenberg is a director of Promega Corporation, the Medical College of Wisconsin Research Foundation, and Scarab Genomics, a biotechnology company. He also serves as a member of the Advisory Council for the National Institutes of Allergy & Infectious Diseases at the National Institute of Health. Dr. Rosenberg participates on a variety of academic and industry Scientific Advisory Boards and holds an adjunct Professorship at the University of Wisconsin, Department of Bacteriology. He is Editor-in-Chief of Current Opinions in Biotechnology, a Senior Editor of the Journal of Bacteriology and a member of several other journal Editorial Boards. Dr. Rosenberg received a B.A. degree from the University of Rochester and a Ph.D. from Purdue University.

*Mr. Singleton* has served as one of our directors since June 2003. From 2000 to the present, he has served as Executive Vice President and Chief Financial Officer of CitationShares, LLC, a majority-owned subsidiary of Cessna Aircraft Company and Textron Inc. From 1994 to 1997, Mr. Singleton served as a Managing Director, Executive Vice President and Chief Administrative Officer of CIBC World Markets, an investment banking firm. Previous to that, he served in a variety of roles from 1974 until 1994 at Arthur Andersen & Co., a public accounting firm, ending his tenure there as Partner-In-Charge of the Metro New York Audit and Business Advisory Practice. During 1980 and 1981, he served as a Practice Fellow at the Financial Accounting Standards Board. Mr. Singleton served as a director of Salomon Asset Reinvestment Company from 1998 to 2006. He received an A.B. in Economics from Princeton University and an MBA from New York University. Mr. Singleton is a Certified Public Accountant.

*Mr. Soeters* has served as one of our directors since September 2006. Since 2007, Mr. Soeters has served as Senior Vice President of Novo Nordisk A/S. From 2000 to 2007, Mr. Soeters served as President of Novo Nordisk Inc. and Senior Vice President of Novo Nordisk Inc. in Princeton, NJ. From 1998 to 2000, he served as Senior Vice President, International Marketing at Novo Nordisk Denmark, and from 1994 to 1998, he served as Managing Director of Novo Nordisk France. From 1992 to 1995, Mr. Soeters was Managing Director at Novo Nordisk Belgium, and in 1991, he was International Marketing Director at Novo Nordisk Denmark. Prior to that time, he held various sales and marketing positions at Novo Nordisk in the Netherlands between 1980 and 1991. Mr. Soeters is currently a director of Pharmacopeia, Inc., a biopharmaceutical company. He is also a member of the Board of Overseers of the Joslin Diabetes Center. He was a Trustee of the HealthCare Institute of New Jersey, and from 2005 to 2007, was a member of the BIO Board of Directors. From 2004 to 2006, he served on the Board of Directors of the Pharmaceutical Research and Manufacturers of America (PhRMA) in Washington, D.C. Mr. Soeters studied meteorology, as well as sales, product and marketing management in the Netherlands, and he also attended the Stanford Executive Program.

*Dr. Wood* has served as one of our directors since March 2005. Dr. Wood is currently an Orthopedic Surgeon and retired President-emeritus of the Mayo Foundation and Professor of Orthopedic Surgery, Mayo Clinic School of Medicine. He was previously Chief Executive Officer of the Mayo Foundation from 1999 until 2003. Prior to 1999, Dr. Wood held a variety of roles within the Mayo Clinic. Dr. Wood is a director of Steris Corporation, a medical sterilization company, and Assistive Technology Group, Inc., a rehabilitation and durable medical equipment company. Dr. Wood is also a director of SingHealth, an integrated health system in Singapore and a member of the board of overseers of the Baldrige National Quality Award. Dr. Wood received a B.A. degree from Franklin and Marshall College, an M.D., C.M. degree from McGill University and an M.S. degree from the University of Minnesota.

## COMPENSATION DISCUSSION AND ANALYSIS

**Executive Summary**

The Company relies on certain core principles to guide its approach to its customers, employees and stockholders. Many of these core principles also apply to how the Company approaches executive compensation. With respect to executive compensation, the Company believes in results-oriented pay as evidenced by the Company's pay programs that award substantial pay for concrete results. The Compensation Committee and Chief Executive Officer, or CEO, believe in taking a leadership position in executive pay and have consistently demonstrated that leadership over the years by the CEO's moderate guaranteed pay (base salary) with an increasingly substantial portion of his pay based on performance-based incentives tied to the achievement of aggressive corporate goals.

The Company also believes that its existing compensation programs have been effective in meeting the Company's goals of attracting, retaining and motivating key talent, which has helped validate the mix between short- and long-term compensation and the mix between at-risk and fixed compensation. Management and the Compensation Committee regularly reassess and review the Company's programs for areas of potential improvement and educates Board members on executive compensation matters. In addition, the Company focuses not just on what is paid but on the process for decision-making to ensure it has appropriate input from independent advisors and Board members, with the appropriate checks in place to ensure integrity in the process.

We will use the term "Executive Officers" when referring to all of our executive officers, and we will use the term "Named Executive Officers" when referring to the six individuals named in the Summary Compensation Table in this Proxy Statement. When discussing compensation matters generally, we will provide such information with reference to all of our Executive Officers as a group. When we discuss specific matters with respect to the 2007 compensation figures and percentages described in the compensation tables contained herein, we will provide such information for our Named Executive Officers only.

**Compensation Philosophy**

The Company maintains a written compensation philosophy that was developed by the CEO in collaboration with, and ultimately approved by, the Compensation Committee. This philosophy covers compensation objectives, elements of compensation, targeted market levels of compensation, stock ownership goals, and parameters around benchmarking executive compensation.

*Compensation Objectives*

The objectives of the Company's executive compensation programs are as follows:

- To provide competitive compensation that differentiates and rewards Executive Officers for their overall contribution to the Company.
- To further the Company's short- and long-term strategic goals by aligning Executive Officer compensation with the achievement of individual and corporate objectives designed to promote the creation and protection of value for stockholders.

- To design short- and long-term incentive compensation programs that attract and retain high-quality Executive Officers and motivate high performance at the individual and corporate levels.
- To emphasize the alignment of Executive Officer pay with the Company's financial and stock performance.

*Compensation Elements and Targeted Market Levels of Compensation*

The Company's philosophy provides that Executive Officer compensation can be above or below the identified compensation target for each pay element depending on a number of factors including retention considerations, individual and corporate performance, relative value of the position within the Company as compared to peer companies, and internal equity considerations.

The Company provides the following key elements of compensation:

- *Base salaries* are targeted at the median of the market for comparable positions at comparable companies, but can exceed the median over time based on performance and an increase in experience. Base salaries also can be set below the median for employees with less experience and above the median for employees with extensive experience.
- *Annual performance awards* are generally targeted to allow total cash compensation to exceed the median of the market for comparable positions at comparable companies if the individual and the Company meet or exceed pre-agreed goals.
- *Long-term incentive awards (stock options*) are generally targeted at or above the median of the market to provide comparable compensation with similar positions at comparable companies if the Company's stock price performs well.

The Company allocates its compensation between short- and long-term compensation with significant emphasis on long-term incentives due to the Company's stage of growth and desire to focus on long-term results. For 2007, the CEO's total compensation was comprised of approximately 27% base salary, 22% performance award and 50% long-term incentives, all in the form of option awards (based on the value ascribed to such awards in the Summary Compensation Table of this Proxy Statement). The total compensation of other Named Executive Officers' who were employed by the Company for all of 2007 was comprised, on average, of 42% base salary, 19% performance award and 37% long-term incentives, all in the form of option awards (based on the value ascribed to such awards in the Summary Compensation Table of this Proxy Statement). The Company believes that each of its Executive Officers should be focused on the long-term, sustainable success of the Company, and should be held accountable for results. Therefore, the elements of total compensation are heavily weighted to long-term incentives, with the CEO's total compensation being the most heavily weighted toward long-term incentives.

*Stock Ownership*

In 2005, the Company adopted stock ownership guidelines for Directors and Executive Officers. The guidelines are designed to align the interests of the Company's Directors and Executive Officers with those of its stockholders by ensuring that the Company's Directors and Executive Officers have a meaningful financial stake in the Company's success. The amount of stock required to be held to satisfy ownership requirements was established by the Compensation Committee after reviewing market practices of peer companies and deliberating on what would constitute meaningful ownership to align executives and stockholders.

| Group | Ownership Requirement (Market Value of Stock Held) | Time to Meet Requirement |
|---|---|---|
| Directors | 3x Annual Retainer | Within 3 years of adoption of the guidelines or joining the Board |
| CEO | 4x Base Salary | Within 6 years of adoption of the guidelines or becoming CEO |
| Executive Officers | 1.5x Base Salary | Within 6 years of adoption of the guidelines or becoming an Executive Officer |

In the event that an Executive Officer fails to meet the ownership guidelines within the time period specified above yet elects to dispose of shares of Cubist common stock, after each sale of stock, he or she must retain stock with a market value of at least 50% of the after tax proceeds from any sale.

*Compensation Benchmarking*

As part of establishing the total compensation package for Executive Officers, the Compensation Committee reviewed compensation packages for comparable positions at comparable companies. In 2007, the Compensation Committee engaged Pearl Meyer & Partners, or PM&P, a nationally recognized executive compensation consulting firm, to assist with this comparable company analysis. The specific elements of compensation reviewed as part of this comparable company analysis included base salaries, annual performance awards and long-term incentives. In 2005, PM&P also analyzed the competitiveness of the Company's retention and change-in-control arrangements versus comparable companies.

PM&P recommended a list of comparable companies for Executive Officer compensation comparisons primarily based on industry, revenue, and market capitalization similarity to the Company. The list of peer group companies was approved by the Compensation Committee. For 2007, the Company's peer group consisted of the following companies: Amylin Pharmaceuticals, Inc., Isis Pharmaceuticals, Inc., Ligand Pharmaceuticals, Inc., Myriad Genetics, Inc., Neurocrine Biosciences, Inc., OSI Pharmaceuticals, Inc., PDL BioPharma, Inc., Tanox, Inc., United Therapeutics Corporation and Vertex Pharmaceuticals Incorporated. The Compensation Committee utilizes the peer group to inform its compensation decision making. Once the peer companies are selected, the Compensation Committee compares the Company to the peer group on the basis of other financial factors, including growth, profitability, and stockholder return. The comparable companies are reviewed each year and may change from year-to-year depending on changes in the marketplace, acquisitions, divestitures and business focus of the Company or comparable companies.

PM&P prepared and presented a report to the Compensation Committee summarizing the competitive data and comparisons of the Company's CEO and Executive Officers to the comparable competitive market data utilizing publicly available data from the comparable companies and broad survey data (reflecting companies of similar size in the pharmaceutical/biotech industry). For 2007, the CEO's base salary was at about the 25$^{th}$ percentile, as compared to the benchmarking and other data, his combined base salary and performance award was at about the 50$^{th}$ percentile, and his long-term incentive package was at about the 60$^{th}$ percentile. The other Named Executive Officers (excluding the

CEO) were paid base salaries that were on average at about the 60th percentile, with their combined base salaries and performance awards at about the 55th percentile and long-term incentive compensation ranging between the 50th and 75th percentiles. These percentages reflect the Company's emphasis on long-term incentive compensation as the most significant component of total compensation.

**Elements of Compensation**

*Base Salary*

Base salaries are included as part of the Company's compensation package to provide a competitive compensation package consistent with comparable company and industry practices. The Company targets starting base salaries at the median of the marketplace for the following reasons:

- The Company has a pay-for-performance philosophy, which emphasizes incentive pay and differentiation among employees.
- Median targeted base salaries ensure that the Company is competitive in paying for the base value of the position, yet still allows the Company to emphasize performance.

In certain circumstances, starting base salaries higher than the median are offered for positions that require more complex work, have critical value to the Company, are in high demand in the marketplace and have fewer qualified candidates, or in situations where candidates enter the position with extraordinary relevant experience. Higher base salaries may also be paid over time to reflect superior individual performance. Base salaries are considered for increases annually.

*Annual Performance Awards*

As part of its pay-for-performance philosophy, the Company provides for an annual cash performance award under its written Short Term Incentive Plan, or STIP, which is filed with the SEC. The Company targets annual cash awards that allow total cash compensation to exceed the median of the marketplace depending upon individual and corporate performance for the following reasons:

- To encourage specific short-term Executive Officer behaviors that create and protect Company and stockholder value.
- To focus Executive Officers on important short-term business objectives that are expected to have a positive long-term impact on the success of the Company.
- To provide competitive cash compensation packages if goals are met or exceeded.

The cash performance award program is designed to reward the accomplishment of specific corporate and individual goals during the year. Each Executive Officer has a target award as a percentage of base salary. The 2007 percentages are set forth below:

| Executive Level | 2007 Target Percentage (as a percent of base salary) |
|---|---|
| CEO | 80% |
| Chief Operating Officer and Chief Financial Officer | 50% |
| Other Executive Officers | 40% |

The target award percentages are designed to provide similar award opportunities to the Company's Executive Officers as the target award opportunity for executives at comparable companies. The Chief Operating Officer's and Chief Financial Officer's target awards are higher than the other Executive Officers because of the competitiveness in the marketplace for these roles, as well as the relative importance of their positions within the Company.

The Company must achieve at least 70% of its corporate goals for any annual performance awards to be paid because the Company believes that this minimum level of performance should be achieved to justify the payment of any performance award. The Company also believes this 70% performance threshold is reasonable and consistent with industry practices. In addition, the Board maintains the discretion to reduce, increase or eliminate award payments in the event that the Company fails to substantially achieve its corporate goals, regardless of whether the Company has achieved at least 70% of its corporate goals. The maximum annual performance awards that can be paid are 200% of the target percentage. The annual performance award goals change year-to-year, but generally are focused on corporate as well as individual performance. Corporate goals are drafted by the CEO and the Compensation Committee and subsequently reviewed, modified if necessary, and approved by the full Board. For Executive Officers other than the CEO, individual goals are established by their respective managers. The following table summarizes the weighting of goals in 2007 as between corporate and individual goals for the Chief Executive Officer and other Executive Officers:

| Executive Level | Portion of Award Tied to Company Results | Portion of Award Tied to Individual Results |
|---|---|---|
| CEO | 100% | 0% |
| Other Executive Officers | 60% | 40% |

Individual goals are designed to focus Executive Officers on individual behaviors that support the overall performance and success of the Company. The corporate and individual goals, which are discussed further below, are set with a reasonable level of difficulty that requires that the Company and the Executive Officers perform at a high level in order to meet the goals and the likelihood of attaining these goals is not assured.

The Compensation Committee retains the discretion to adjust any Executive Officer's annual performance award up or down based on the Executive Officer's relative contributions to the Company's overall performance, factors that fall outside the parameters of the corporate goals and such Executive Officer's individual performance goals, and other factors.

*Long-Term Incentive Compensation (Stock Option Awards)*

Executive Officers are eligible for performance stock option awards twice a year to tie a significant portion of the Executive Officers' compensation directly to Company performance. The Company targets option awards that are at or above the median of the marketplace for the following reasons:

- To focus Executive Officers on multi-year results.
- To provide Executive Officers with a financial interest in the appreciation of the value of the Company's common stock and focus them on long-term financial objectives.
- To align Executive Officer interests with stockholder interests and to create motivation to increase stockholder value.

- To provide Executive Officers with a compensation package that is competitive with comparable companies.

- To retain Executive Officers over the long-term through the use of vesting. Options vest 25% per year (6.25% per quarter) over 4 years and remain in effect for 10 years.

In 2006 and 2007, the Company reconsidered its use of stock options as its sole long-term incentive vehicle and considered alternative equity instruments including restricted stock, restricted stock units, performance shares, stock appreciation rights, and cash long-term incentive plans. To date, the Company has elected to continue to grant only stock options for its long-term incentive compensation because the emphasis of the Company's long-term incentive strategy has been to only reward executives for increasing the value of the Company for stockholders. The Company will continue to review this approach to long-term incentives taking into account the financial statement impact of different long-term incentive instruments, tax considerations, executive retention, market competitiveness and the Company's overall compensation strategy and philosophy.

*Perquisites*

The Company did not provide Executive Officers with any perquisites in 2007.

*Retention Letters with Executive Officers*

The Company has entered into retention letters with all of its currently-employed Named Executive Officers, forms of which have been filed with the SEC. Dr. Steven Gilman, the Company's only current Executive Officer who is not a Named Executive Officer, joined the Company as our Senior Vice President, Discovery and Non-clinical Development and Chief Scientific Officer in February 2008. Dr. Gilman will be eligible to receive a retention letter once he is employed by the Company for at least 6 months. In addition, in the event that a change of control of the Company occurs within Dr. Gilman's first six months of employment with the Company, he will be entitled to receive the same benefits upon a change of control as the Named Executive Officers, other than the CEO, receive.

Any benefits afforded to Executive Officers under retention letters are contingent upon the Company receiving an executed release of claims from the Named Executive Officer. The objectives of providing Executive Officers with these retention letters are to provide competitive executive severance arrangements, to assist the Company in attracting and retaining top executive talent, to encourage the Executive Officers' honest discourse with the CEO and Board without fear of adverse consequences, and to balance the need for an Executive Officer's personal financial security with the need to act in the best interest of our stockholders in a situation involving a potential change of control of the Company. To ensure that these agreements remain reasonable and competitive, the Compensation Committee periodically reviews competitive data provided by PM&P, as well as potential costs to the Company of the retention letters under various potential termination scenarios and updates its cost analysis prior to making any changes to the retention letters. The Compensation Committee reviews Executive Officer wealth accumulation on an annual basis. However, to date, wealth accumulation has not been a factor in the Compensation Committee's periodic review of the Company's retention arrangements with its Executive Officers.

The material terms of the Company's retention letters have not changed since 2005. However, in 2007, the letters were revised to ensure compliance with Section 409A of the Internal Revenue Code of 1986, as amended, or the Code.

Further detail on the terms of the retention letters and the value of the retention letters under various termination scenarios can be found in the section of this proxy statement entitled "Termination of Employment and Change-in-Control Agreements."

**Compensation Determinations**

*Corporate Goal Setting for Compensation Purposes*

In December 2006, the CEO proposed 2007 corporate goals to the Compensation Committee for use in connection with CEO and Executive Officer annual performance awards. The Compensation Committee discussed the proposed corporate goals with the CEO, incorporated appropriate modifications and made a recommendation to the full Board. The full Board discussed the recommendations of the Compensation Committee and approved the proposed corporate goals. The CEO discussed the Company's performance with other Directors on a regular basis throughout 2007.

For 2007, the corporate goals were based 40% on generating total product revenues, 10% on generating pre-tax profit, 20% on building our clinical stage pipeline internally and through business development efforts, 20% on building our discovery stage pipeline internally and through business development efforts, and 10% on employee development. Corporate goals are set with a reasonable level of difficulty to achieve as evidenced by the Company achieving 96% of its corporate goals in 2007, 85% of its corporate goals in 2006, 105% of its corporate goals in 2005, and 95% of its corporate goals in 2004. In making its determination that the Company achieved 96% of its corporate goals in 2007, the Compensation Committee determined that the Company exceeded its total product revenue, pre-tax profit and employee development goals, met its discovery pipeline goals and partially achieved its clinical stage pipeline goals.

*The statements above are provided herein in the limited context of the STIP. These statements should not be interpreted as statements of the Company's expectations or any other guidance and should not be relied upon by investors or analysts in establishing future performance metrics. We specifically caution investors not to apply these statements to other contexts.*

*CEO Compensation Determination Process*

At the beginning of 2007, the Compensation Committee quantitatively evaluated the CEO's performance against the corporate goals and objectives set in the prior year. The Compensation Committee also solicited qualitative input on the CEO's performance from all Directors, many Company executives, and some external sources for use in connection with the CEO's performance evaluation. The Compensation Committee then made a recommendation to the independent Directors for the CEO's 2007 base salary increase, cash performance award attributable to 2006 performance and a stock option award, taking into account the following factors:

- The Company's performance against predetermined corporate goals and the Company's overall performance.

- The Company's compensation philosophy.

- The CEO's individual performance generally and historically.
- The CEO's total cash compensation as compared to the second highest paid Executive Officer and the Company's lowest paid employee to determine whether the CEO's relative cash compensation is fair and reasonable in the context of internal equity.
- A competitive analysis prepared by PM&P on CEO compensation at comparable companies.

In February 2007, the Compensation Committee made its base salary recommendations for the CEO to the independent Directors without the CEO present, and, after discussion and requested adjustments, the independent Directors approved the CEO's base salary for 2007 based upon the factors above, with specific emphasis on the Company's overall performance, his individual performance, and PM&P's competitive analysis. The CEO's base salary for 2007 was set at $435,000, which represented a 4.8% increase from his 2006 base salary. The Compensation Committee continues to maintain the CEO's base salary below the median of the market due to the CEO's desire to demonstrate leadership in keeping CEO pay reasonable and consistent with the other Executive Officers. For 2007, the CEO's base salary was at the 25th percentile as compared to market data.

A significant portion of the CEO's compensation is paid upon achieving results. For 2007, the CEO was awarded an annual performance award of 100% of his target award, or $348,000, which was paid in February 2008. This performance award was determined based on the Company achieving 96% of its predetermined 2007 corporate goals and the Board exercising its discretion to adjust the CEO's annual performance upward in recognition of his significant contribution to the Company's achievement of its corporate goals and his contribution to successfully dealing with unanticipated challenges that did not fit within the parameters of the corporate goals.

After careful consideration of the performance of the CEO, the performance of the Company and the CEO's contribution to that performance, and comparable company CEO long-term incentive awards, the CEO was granted 125,000 stock options on February 15, 2007. For 2007, the CEO's total compensation was comprised of approximately 27% base salary, 22% performance award and 50% long-term incentives, all in the form of option awards (based on the value ascribed to such awards in the Summary Compensation Table of this Proxy Statement). At his election, the CEO did not receive any other option grants during 2007 even though he was eligible for an option grant together with the other Executive Officers at mid-year.

*Executive Officer Compensation Determination Process (other than CEO)*

In the beginning of 2007, the CEO quantitatively evaluated each of the other Executive Officer's contribution to the level of achievement against corporate goals and performance against individual goals set in the prior year. The components of the Executive Officers' pre-determined individual goals were based on the achievement of department specific goals for the departments for which each Executive Officer was individually responsible. In 2007, Mr. Bonney and Dr. Fetzer were the only Executive Officers who played a role in determining non-CEO Executive Officer compensation. Mr. Bonney was involved in all such Executive Officer compensation decisions, and Dr. Fetzer was involved in Dr. William Pullman's compensation decisions. Dr. Pullman was our Senior Vice President and Chief Medical Officer until he left the Company in the fourth quarter of 2007. The CEO recommended to the Compensation Committee a base salary increase, cash performance award and option awards for each Executive Officer, taking into account:

- The Company's compensation philosophy.
- Each Executive Officer's individual performance against predetermined individual goals.
- The Company's performance against predetermined corporate goals.
- The appropriateness of each Executive Officer's compensation relative to other Executive Officers and the CEO.
- PM&P's prepared analysis of competitive compensation of executive officers at comparable companies.
- Retention considerations.
- The Executive Officer's potential future contributions to the success of the Company.

The Compensation Committee reviewed and discussed with the CEO the performance of each Executive Officer and the reasons for the CEO's recommendations for such Executive Officer. After incorporating the Compensation Committee's requested adjustments to the CEO's recommendations, the Compensation Committee approved the 2007 base salary, year-end option awards and cash performance awards for each Executive Officer. The base salaries and other compensation awards of Named Executive Officers can be found in the Summary Compensation Table and Grants of Plan-Based Awards in 2007 Fiscal Year table in this Proxy Statement.. The Compensation Committee emphasized individual performance and PM&Ps competitive analysis for base salary determinations. The Compensation Committee emphasized retention considerations and each Executive Officer's potential future contributions to the success of the Company in determining each Executive Officer's option awards.

With the exception of the CEO, for 2007, each Executive Officer's performance award target was weighted 60% on achievement of predetermined corporate goals and 40% on achievement of predetermined individual goals. The CEO and Compensation Committee determined that this was appropriate to motivate the Executive Officers toward the achievement of corporate goals. As described above, the Company achieved 96% of its corporate goals in 2007. The Compensation Committee agreed with Mr. Bonney's determination that Messrs. Perez and Fellows exceeded their individual goals and Messrs. Guiffre and McGirr met their individual goals. As a result, the Compensation Committee determined that these Named Executive Officers achieved between 100% and 113% of their individual goals. For 2007, the Compensation Committee chose not to exercise its discretion to adjust these annual performance awards up or down. Details of the 2007 annual performance awards for these Named Executive Officers (which were paid in February 2008) can be found in the Summary Compensation Table in this Proxy Statement.

The Company divides its annual grant of performance stock options into two grants per year (the value of both grants combined are compared to the market for an annual grant size). Individual option grant determinations were made after careful consideration of the performance of each Named Executive Officer, the performance of the Company and the Named Executive Officer's contribution to that performance, retention considerations, the Named Executive Officer's potential future contribution to the Company's success, and comparable company executive officer long-term incentive awards, with significant emphasis placed on retention considerations and the Named Executive Officer's potential future contributions. Details of the stock option grants made to the Named Executive Officers in 2007 can be found in the Summary Compensation Table and Grants of Plan-Based Awards in 2007 Table in this proxy statement.

*Intrinsic Value of Unvested Stock Options*

The values of the option awards set forth in the Summary Compensation Table of this Proxy Statement were calculated using valuation methodologies under Statement of Financial Accounting Standard No. 123, or SFAS 123(R). These methods do not necessarily reflect the value to the Company in retaining our Named Executive Officers represented by the outstanding option awards to Named Executive Officers. Therefore, for further understanding of how the current outstanding option awards of Named Executive Officers help incentivize them to remain with the Company, the table set forth below provides the intrinsic value of in-the-money unvested stock options for each of our currently employed Named Executive Officers as of the end of 2006 using our closing stock price on December 29, 2006 of $18.11 and the intrinsic value of in-the-money unvested stock options as of the end of 2007 using our closing stock price on December 31, 2007 of $20.51.

| Executive | Option Awards (per Summary Compensation Table, below) | Value of Unvested In-the-Money Stock Options as of the end of 2006 | Value of Unvested In-the-Money Stock Options as of the end of 2007 |
|---|---|---|---|
| Michael W. Bonney | $808,180 | $962,197 | $584,126 |
| David W.J. McGirr | 300,330 | 461,391 | 346,600 |
| Robert J. Perez | 408,946 | 613,756 | 415,875 |
| Christopher D.T. Guiffre | 273,491 | 436,112 | 298,432 |
| Lindon M. Fellows | 205,296 | 0 | 68,344 |

*Role of the Company's Management in the Compensation Determination Process*

Our Executive Officers, other than our CEO, play a very limited role in the determination of Executive Officer compensation. During 2007, Mr. Bonney and Dr. Fetzer were the only Executive Officers who played a role in the Executive Officer compensation process. The process was as follows:

- The CEO presented Executive Officer performance ratings to the Compensation Committee and made recommendations relating to Executive Officer compensation, and in the case of Dr. Pullman with input from Dr. Fetzer.
- The CEO developed proposed corporate goals for review by the Compensation Committee and approval by the Board.
- The CEO, in consultation with the Vice President, Human Resources, developed proposals relating to potential changes in compensation programs for review and approval by the Compensation Committee.
- The CEO, Vice President, Human Resources, and other employees, as appropriate, provided the Compensation Committee and other advisors with Company data necessary to evaluate and implement compensation proposals and programs.

*Role of the Compensation Consultant*

For 2007, the Compensation Committee retained PM&P as its compensation consultant. PM&P served as an independent advisor to the Compensation Committee on topics primarily related to Board and executive compensation. PM&P has served as a consultant to the Compensation Committee since 2005. PM&P reports to the Compensation Committee Chair, takes direction from the Committee, and does not provide any services to the Company other than the services provided at the request of the Compensation Committee.

PM&P's general responsibilities to the Compensation Committee include working with management to acquire Company data necessary to complete work requested by the Compensation Committee, working with the Compensation Committee to help it understand compensation concepts, issues and the changing requirements of regulatory authorities, and assisting the Compensation Committee with reviews of management proposals relating to changes in compensation and related programs.

Specific PM&P activities completed for the Compensation Committee in 2007 included the following:

- Provided the Compensation Committee with a recommended updated list of comparable companies based on the criteria described above.
- Provided the Compensation Committee with a competitive assessment of compensation for Executive Officers using PM&P's recommended (and Compensation Committee approved) comparable company compensation data, and size- and industry-appropriate broad survey data.
- Prepared a dilution analysis of overall Company equity use compared to overall equity use by comparable companies.
- Prepared a financial performance analysis comparing the Company's financial performance to the comparable companies.
- Provided the Compensation Committee with a competitive assessment of compensation for members of the Board of Directors by comparing the Company's Director compensation programs to director compensation programs at comparable companies.
- Assisted the Company with preparation of this Compensation Discussion and Analysis and the related compensation tables.
- Attended all Compensation Committee meetings and executive sessions at the request of the Compensation Committee.
- Provided the Compensation Committee with market-based compensation recommendations.
- Educated the Compensation Committee on industry trends related to long-term equity incentive compensation.
- Educated the Compensation Committee on the use of recoupment policies and assisted the Compensation Committee with the development of the recoupment policy described in this Compensation Discussion and Analysis.

**Impact of Accounting and Tax on the Form of Compensation**

The Compensation Committee has considered the impact of SFAS 123(R) on the Company's use of equity incentives as a key retention tool. The Compensation Committee has determined that the current estimated costs to the Company of continuing to use equity incentives relative to the benefits the Company believes these programs provide does not warrant any change to the Company's current equity incentive framework.

Section 162(m) of the Code limits the tax deduction for compensation paid to Named Executive Officers to $1,000,000. This deduction limitation does not apply to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and regulations promulgated thereunder, including certain performance-based compensation that has been approved by stockholders. Our stockholders have approved our employee equity incentive plan, which is designed to allow the deduction of income recognized in connection with stock options granted under such plan. We have in the past and may in the future award compensation that is not fully deductible under the Code when we view such compensation as consistent with our compensation policies and in the best interests of the Company and its stockholders. For 2007, the Company did not provide its Executive Officers with any compensation that was not deductible under Section 162(m).

Under our retention letters, we do not compensate executives for any excise tax liability they may incur by reason of payments and benefits received pursuant to the letters. As a result, if a Named Executive Officer is assessed any excise tax liability under Section 280G of the Code as a result of payments and benefits received under a retention letter, that Named Executive Officer is responsible for the payment of such excise tax.

**Option Granting Practices**

The Company issues stock option awards to its employees at various times throughout the year. All options are priced at the closing market price of the Company's common stock on the date of the grant. Generally, new employees receive a stock option that is granted and priced on the $15^{th}$ day of the month (or, if no trades were reported on such date, the closing price on the most recent trading day preceding the date of grant on which a trade occurred) following the month in which they join the Company. In addition, the Company issues stock options to employees who are promoted during the year. These options are also granted and priced on the $15^{th}$ day of the month following the month in which the employee's promotion is authorized (or, if no trades were reported on such date, the closing price on the most recent trading day preceding the $15^{th}$ day of the month on which a trade occurred). The Company also issues performance-related stock options twice each year, shortly after the beginning of the year, and shortly after mid-year, to employees who demonstrate superior performance and high potential.

The Compensation Committee has authorized a pool of options which may be issued by the CEO from time to time during the year in recognition of extraordinary results. Following the release of the Company's financial results each quarter, the CEO and Vice President of Human Resources evaluate whether any grants should be made from this pool. Any such options are granted and priced on the $15^{th}$ day of the month following the release of the Company's financial results (or, if no trades were reported on such date, the closing price on the most recent trading day preceding the $15^{th}$ day of the month on which a trade occurred).

At the end of each calendar year, the Compensation Committee approves guidelines for both new hire stock option awards and for stock options to be granted in connection with promotions. In addition, at the beginning of the year and at mid-year, the Compensation Committee approves a pool of stock options for the performance-related grants described above. The CEO is required to further approve all individual grants issued in accordance with the foregoing pools and guidelines. The Compensation Committee must approve all stock option grants to Executive Officers.

We have never had a program or policy in place to coordinate option grants with the release of material, non-public information.

**Recoupment Policy**

In September 2007, the Board adopted a policy providing that, if the independent members of the Board determine, in their reasonable and sole discretion, that any fraud, gross negligence or intentional misconduct by the CEO or Chief Financial Officer caused or contributed to the Company having to restate all or a portion of its financial statements, then the independent Directors may take any action they deem necessary or appropriate to remedy the misconduct and prevent its recurrence. The policy further provides that, in connection with taking such action, the independent Directors, to the fullest extent permitted by law, in cases they deem appropriate, will require, on behalf of the Company, reimbursement of any bonus or incentive compensation awarded to the CEO or Chief Financial Officer, effect the cancellation of outstanding equity awards and seek reimbursement of any gains realized on the exercise or sale of any equity based awards if and to the extent that: (a) the amount of the bonus or equity compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (b) the CEO or Chief Financial Officer engaged in any fraud, gross negligence or intentional misconduct that caused or contributed to the need for the restatement, or (c) the amount of the bonus or equity compensation that would have been awarded to the CEO or Chief Financial Officer had the results been properly reported would have been lower than the amount actually awarded.

## EXECUTIVE COMPENSATION

The following table summarizes aggregate amounts of compensation paid or accrued by the Company for the fiscal years ended December 31, 2006 and December 31, 2007 for services rendered in all capacities by our Named Executive Officers.

### Summary Compensation Table

| Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Stock Awards ($) (e) | Option Awards ($)(1) (f) | Non-Equity Incentive Plan Compensation ($)(2) (g) | Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(3) (h) | All Other Compensation ($)(4) (i) | Total ($) (j) |
|---|---|---|---|---|---|---|---|---|---|
| Michael W. Bonney | 2007 | $435,000 | $ — | $ — | $808,180 | $348,000 | $ — | $ 11,167 | $1,602,347 |
| President & Chief Executive Officer | 2006 | $415,000 | $ — | $ — | $829,535 | $282,200 | $ — | $ 9,900 | $1,536,635 |
| David W.J. McGirr | 2007 | $345,000 | $ — | $ — | $300,330 | $168,360 | $ — | $ 14,353 | $ 828,043 |
| SVP, Chief Financial Officer | 2006 | $325,000 | $ — | $ — | $342,197 | $115,700 | $ — | $ 9,900 | $ 792,797 |
| Robert J. Perez | 2007 | $390,000 | $ — | $ — | $408,946 | $200,070 | $ — | $ 14,516 | $1,013,532 |
| EVP, Chief Operating Officer | 2006 | $325,000 | $ — | $ — | $445,761 | $111,020 | $ — | $ 9,900 | $ 891,681 |
| Oliver Fetzer (5) | 2007 | $277,750 | $ — | $ — | $130,806 | $ — | $ — | $602,961 | $1,011,517 |
| Former SVP, Corporate Development and R&D | 2006 | $375,000 | $ — | $ — | $385,683 | $126,300 | $ — | $ 10,042 | $ 897,025 |
| Christopher D. T. Guiffre (6) | 2007 | $290,000 | $ — | $ — | $273,491 | $113,216 | $ — | $ 10,125 | $ 686,832 |
| SVP, General Counsel and Secretary | 2006 | $275,000 | $ — | $ — | $302,647 | $ 97,460 | $ — | $ 9,900 | $ 685,007 |
| Lindon M. Fellows | 2007 | $285,000 | $ — | $ — | $205,296 | $114,456 | $ — | $ 10,125 | $ 614,877 |
| SVP, Technical Operations | | | | | | | | | |

(1) Represents the proportionate amount of the total fair value of option awards recognized by the Company as an expense in the covered fiscal year for financial accounting purposes, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, for all option awards held by the Named Executive Officer as of the end of each covered fiscal year. The fair values of these awards and the amounts expensed were determined using the Black-Scholes option pricing model in accordance with SFAS 123(R). In calculating the grant date fair values of these awards, we used the assumptions set forth in the notes to the consolidated audited financial statements described in our Annual Reports on Form 10-K for the covered fiscal year, excluding assumptions related to forfeitures.

(2) Reflects the awards earned in the covered fiscal year under the STIP, our plan-based non-equity incentive plan further described in the Compensation Discussion and Analysis section of this proxy statement. Payments for awards earned in each covered fiscal year were made in the first quarter of the immediately succeeding fiscal year.

(3) We do not have either a pension plan or a non-qualified deferred compensation plan.

(4) All Other Compensation for 2007 for Messrs. Bonney, McGirr and Perez primarily consists of 401(k) matching contributions of $10,125, and All Other Compensation for 2007 for Messrs. Guiffre and Fellows consists entirely of 401(k) matching contributions. For Dr. Fetzer, who left the Company in September 2007, All Other Compensation for 2007 almost entirely consists of $7,711 in 401(k) matching contributions and $595,000 in severance payments paid to Dr. Fetzer pursuant to his retention letter. The $595,000 in severance payments corresponds to 18 months of his 2007 salary of $390,000. Dr. Fetzer received $262,500 of these severance payments in 2007 and $332,500 in 2008.

(5) The Salary for Dr. Fetzer consists of salary paid to him until he left the Company in September 2007.

(6) As previously announced, Mr. Guiffre will resign as Cubist's SVP, General Counsel and Secretary effective as of April 30, 2008. Notwithstanding the terms of Mr. Guiffre's retention letter, Mr. Guiffre will be paid severance equal to eighteen months of his current base salary of $300,150, payable in twelve equal semi-monthly installments, and will have the right to continue to participate in the Company's medical and dental insurance programs for up to eighteen months. The aggregate cost to the Company of these benefits is estimated to be approximately $21,968.

## Grants of Plan-Based Awards in 2007 Fiscal Year

The following table sets forth information concerning grants of awards pursuant to plans made to the Named Executive Officers during the year ended December 31, 2007.

| Name (a) | Grant Date(1) (b) | Date of Board or Committee Action(1) (b-1) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2) Threshold ($) (c) | Target ($) (d) | Maximum ($) (e) | Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#) (f) | Target (#) (g) | Maximum (#) (h) | All Other Stock Awards: Number of Shares of Stock or Units (#) (i) | All Other Option Awards: Number of Securities Underlying Options (#) (j) | Exercise or Base Price of Option Awards ($/Sh)(3) (k) | Grant Date Fair Value of Stock and Option Awards(4) (l) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Michael W. Bonney | | | $243,600 | $348,000 | $696,000 | $ — | $ — | $ — | — | | | |
| | 2/15/2007 | 2/7/07 | | | | | | | | 125,000 | $19.51 | $1,115,225 |
| David W.J. McGirr | | | $120,750 | $172,500 | $345,000 | $ — | $ — | $ — | — | | | |
| | 2/15/2007 | 2/7/07 | | | | | | | | 30,000 | $19.51 | $ 267,654 |
| | 8/15/2007 | 6/16/07 | | | | | | | | 20,000 | $23.12 | $ 194,506 |
| Robert J. Perez | | | $136,500 | $195,000 | $390,000 | $ — | $ — | $ — | — | | | |
| | 2/15/2007 | 2/7/07 | | | | | | | | 30,000 | $19.51 | $ 267,654 |
| | 8/15/2007 | 6/16/07 | | | | | | | | 25,000 | $23.12 | $ 243,133 |
| | 9/14/2007 | 8/24/07 | | | | | | | | 50,000 | $21.91 | $ 457,725 |
| Oliver Fetzer | | | $ — | $ — | $ — | $ — | $ — | $ — | — | | | |
| | 2/15/2007 | 2/7/07 | | | | | | | | 26,000 | $19.51 | $ 231,967 |
| | 8/15/2007 | 6/16/07 | | | | | | | | 15,000 | $23.12 | $ 145,880 |
| Christopher D.T. Guiffre | | | $ 81,200 | $116,000 | $232,000 | $ — | $ — | $ — | — | | | |
| | 2/15/2007 | 2/7/07 | | | | | | | | 25,000 | $19.51 | $ 223,045 |
| | 8/15/2007 | 6/16/07 | | | | | | | | 15,000 | $23.12 | $ 145,880 |
| Lindon M. Fellows | | | $ 79,800 | $114,000 | $228,000 | $ — | $ — | $ — | — | | | |
| | 2/15/2007 | 2/7/07 | | | | | | | | 30,000 | $19.51 | $ 267,654 |
| | 8/15/2007 | 6/16/07 | | | | | | | | 15,000 | $23.12 | $ 145,880 |

(1) The Grant Date column shows the grant dates of all non-qualified stock options granted in 2007. The options were approved by the Compensation Committee on 2/7/2007, 6/16/2007, and 8/24/2007, as set forth in the Date of Board or Committee Action column. The Committee approved a grant date of 2/15/2007 for options approved on 02/07/2007, a grant date of 08/15/2007 for options approved on 6/16/2007 and a grant date of 09/14/2007 for options approved on 8/24/2007. All awards have a term of 10 years and are exercisable in equal quarterly installments over a 4 year period.

(2) Target reflects the pre-established target award for each of the Named Executive Officers under the STIP, as follows: the target award for Mr. Bonney in 2007 was 80% of his base salary, the target award for Messrs. McGirr and Perez in 2007 was 50% of base salary, and the target award for all other Named Executive Officers in 2007 was 40% of base salary. Maximum awards under the plan are capped at 200% of the target award and threshold awards are contingent upon the Company achieving 70% of its corporate goals—the requirement for executive officers to be eligible to receive any performance award. In addition, each Named Executive Officer other than Mr. Bonney must achieve at least 70% of his or her respective individual goals to be eligible to receive a performance award. Mr. Bonney's award was based on the Company's performance against corporate goals. All other Named Executive Officer awards were based 60% on the Company's performance and 40% on individual performance. The Compensation Committee retains the discretion to adjust an Executive Officer's annual performance award up or down based on the Executive Officer's relative contributions to the Company's overall performance and other factors. The Compensation Committee exercised its right to adjust Mr. Bonney's performance award upward due to his significant contributions to corporate performance and his contribution to successfully dealing with unanticipated challenges that did not fit within the parameters of the Company's corporate goals. The actual awards paid to the Named Executive Officers for 2007 performance are set forth in the Summary Compensation Table of this Proxy Statement. These awards were paid in February 2008. Dr. Fetzer left the Company in September 2007 and was therefore not eligible to receive an award for 2007 performance under the STIP.

(3) The exercise prices reflect the closing price of our common stock on the grant date.

(4) These values reflect the grant date fair value using the Black-Scholes model. Assumptions used in the Black-Scholes model are as follows: (1) Mr. Bonney—for stock options awarded on 02/15/2007, the Black-Scholes value is $8.9218 per share (using a volatility of 50.0%, a risk-free rate of 4.70%, a dividend yield of 0%, and an expected term of 4.30 years). (2) Messrs. Perez, Fellows, McGirr and Guiffre and Dr. Fetzer—for stock options awarded on 02/15/2007, the Black-Scholes value is $8.9218 per share (using a volatility of 50.0%, a risk-free rate of 4.70%, a dividend yield of 0%, and an expected term of 4.30 years) and for stock options awarded on 08/15/2007, the Black-Scholes value is $9.7253 per share (using a volatility of 45.0%, a risk-free rate of 4.40%, a dividend yield of 0%, and an expected term of 4.30 years). (3) Mr. Perez—for stock options awarded on 09/14/2007, the Black-Scholes value is $9.1545 per share (using a volatility of 45%, a risk-free rate of 4.20%, a dividend yield of 0%, and an expected term of 4.30 years).

## Outstanding Equity Awards at 2007 Fiscal Year-End

The following tables set forth information concerning outstanding equity awards held by each Named Executive Officer as of December 31, 2007.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name (a) | Number of Securities Underlying Unexercised Options (#) Exercisable (b) | Number of Securities Underlying Unexercised Options (#) Unexercisable (c)(1) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised, Unearned Options (#) (d) | Option Exercise Price ($) (e) | Option Expiration Date(2) (f) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested ($) (h) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) |
| Michael W. Bonney | 150,000 | — | — | $35.32 | 01/03/2012 | — | $ — | — | $ — |
| | 40,000 | — | — | $ 7.58 | 08/09/2012 | — | $ — | — | $ — |
| | 203,986 | — | — | $ 8.23 | 02/26/2013 | — | $ — | — | $ — |
| | 46,014 | — | — | $ 8.23 | 02/26/2013 | — | $ — | — | $ — |
| | 60,000 | — | — | $12.61 | 12/12/2013 | — | $ — | — | $ — |
| | 81,250 | 18,750 | — | $10.84 | 07/01/2014 | — | $ — | — | $ — |
| | 68,750 | 31,250 | — | $10.87 | 02/14/2015 | — | $ — | — | $ — |
| | 65,625 | 84,375 | — | $21.61 | 01/31/2016 | — | $ — | — | $ — |
| | 23,437 | 101,563 | — | $19.51 | 02/15/2017 | — | $ — | — | $ — |
| David W.J. McGirr | 75,000 | — | — | $ 9.98 | 12/02/2012 | — | $ — | — | $ — |
| | 500 | — | — | $13.26 | 09/12/2013 | — | $ — | — | $ — |
| | 15,000 | — | — | $12.61 | 12/12/2013 | — | $ — | — | $ — |
| | 20,312 | 4,688 | — | $10.84 | 07/01/2014 | — | $ — | — | $ — |
| | 24,062 | 10,938 | — | $10.87 | 02/14/2015 | — | $ — | — | $ — |
| | 28,125 | 16,875 | — | $10.35 | 06/14/2015 | — | $ — | — | $ — |
| | 10,937 | 14,063 | — | $21.61 | 01/31/2016 | — | $ — | — | $ — |
| | 7,500 | 12,500 | — | $22.14 | 06/16/2016 | — | $ — | — | $ — |
| | 5,625 | 24,375 | — | $19.51 | 02/15/2017 | — | $ — | — | $ — |
| | 1,250 | 18,750 | — | $23.12 | 08/15/2017 | — | $ — | — | $ — |

(1) Under some circumstances, the vesting of unexercisable stock options may be accelerated in accordance with the terms of the Named Executive Officer's retention letters and the terms of the EIP. The acceleration events are set forth in the section of this Proxy Statement entitled "Termination of Employment and Change-in-Control Agreements" and "Proposal No. 2—Adoption and Approval of an Amendment to Our Amended and Restated 2000 Equity Incentive Plan".

(2) All stock option grants have a 4-year vesting schedule, vest equally over 16 calendar quarters and have a 10-year term.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Equity Incentive Plan Awards: | | | | | Equity Incentive Plan Awards: | Equity Incentive Plan Awards: |
| Name (a) | Number of Securities Underlying Unexercised Options (#) Exercisable (b) | Number of Securities Underlying Unexercised Options (#) Unexercisable (c)(1) | Number of Securities Underlying Unexercised, Unearned Options (#) (d) | Option Exercise Price ($) (e) | Option Expiration Date(2) (f) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested ($) (h) | Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i) | Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) |
| Robert J. Perez | 56,000 | — | — | $13.25 | 09/02/2013 | — | $ — | — | $ — |
| | 500 | — | — | $13.26 | 09/12/2013 | — | $ — | — | $ — |
| | 32,500 | 7,500 | — | $10.84 | 07/01/2014 | — | $ — | — | $ — |
| | 20,625 | 9,375 | — | $10.87 | 02/14/2015 | — | $ — | — | $ — |
| | 37,500 | 22,500 | — | $10.35 | 06/14/2015 | — | $ — | — | $ — |
| | 17,500 | 22,500 | — | $21.61 | 01/31/2016 | — | $ — | — | $ — |
| | 7,500 | 12,500 | — | $22.14 | 06/16/2016 | — | $ — | — | $ — |
| | 5,625 | 24,375 | — | $19.51 | 02/15/2017 | — | $ — | — | $ — |
| | 1,562 | 24,438 | — | $23.12 | 08/15/2017 | — | $ — | — | $ — |
| | 3,125 | 46,875 | — | $21.91 | 09/14/2017 | — | $ — | — | $ — |
| Oliver Fetzer(3) | — | — | | $ — | — | — | $ — | — | $ — |

(1) Under some circumstances, the vesting of unexercisable stock options may be accelerated in accordance with the terms of the Named Executive Officer's retention letters and the terms of the EIP. The acceleration events are set forth in the section of this Proxy Statement entitled "Termination of Employment and Change-in-Control Agreements" and "Proposal No. 2—Adoption and Approval of an Amendment to Our Amended and Restated 2000 Equity Incentive Plan".

(2) All stock option grants have a 4-year vesting schedule, vest equally over 16 calendar quarters and have a 10-year term.

(3) In accordance with the terms of the EIP, Dr. Fetzer's options expired on December 16, 2007, 90 days after his last date of employment with the Company.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name (a) | Number of Securities Underlying Unexercised Options (#) Exercisable (b) | Number of Securities Underlying Unexercised Options (#) Unexercisable (c)(1) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised, Unearned Options (#) (d) | Option Exercise Price ($) (e) | Option Expiration Date(2) (f) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested ($) (h) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) |
| Christopher D.T. Guiffre | 100,000 | — | — | $35.25 | 12/17/2011 | — | $ — | — | $ — |
| | 500 | — | — | $13.26 | 09/12/2013 | — | $ — | — | $ — |
| | 15,000 | — | — | $12.61 | 12/12/2013 | — | $ — | — | $ — |
| | 4,375 | 5,625 | — | $10.84 | 07/01/2014 | — | $ — | — | $ — |
| | 20,625 | 9,375 | — | $10.87 | 02/14/2015 | — | $ — | — | $ — |
| | 21,875 | 13,125 | — | $10.35 | 06/14/2015 | — | $ — | — | $ — |
| | 13,125 | 16,875 | — | $21.61 | 01/31/2016 | — | $ — | — | $ — |
| | 5,625 | 9,375 | — | $22.14 | 06/16/2016 | — | $ — | — | $ — |
| | 4,687 | 20,313 | — | $19.51 | 02/15/2017 | — | $ — | — | $ — |
| | 937 | 14,063 | — | $23.12 | 08/15/2017 | — | $ — | — | $ — |
| Lindon M. Fellows | 28,125 | 21,875 | — | $18.50 | 09/01/2015 | — | $ — | — | $ — |
| | 4,375 | 5,625 | — | $21.61 | 01/31/2016 | — | $ — | — | $ — |
| | 2,812 | 4,688 | — | $22.14 | 06/16/2016 | — | $ — | — | $ — |
| | 5,625 | 24,375 | — | $19.51 | 02/15/2017 | — | $ — | — | $ — |
| | 937 | 14,063 | — | $23.12 | 08/15/2017 | — | $ — | — | $ — |

(1) Under certain circumstances, the vesting of unexercisable stock options may be accelerated in accordance with the terms of the Named Executive Officer's retention letters and the terms of the EIP. The acceleration events are set forth in the section of this Proxy Statement entitled "Termination of Employment and Change-in-Control Agreements" and "Proposal No. 2—Adoption and Approval of an Amendment to Our Amended and Restated 2000 Equity Incentive Plan".

(2) All stock option grants have a 4-year vesting schedule, vest equally over 16 calendar quarters and have a 10-year term.

## Option Exercises and Stock Vested in Fiscal Year 2007

The following table sets forth information concerning options exercised by each Named Executive Officer in 2007.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name (a) | Number of Shares Acquired on Exercise (#) (b) | Value Realized Upon Exercise ($) (c)(1) | Number of Shares Acquired on Vesting (#) (d) | Value Realized on Vesting ($) (e) |
| Michael W. Bonney | — | — | — | — |
| David W.J. McGirr | 25,000 | $301,833 | — | — |
| Robert J. Perez | — | — | — | — |
| Oliver S. Fetzer | 40,000 | $545,988 | — | — |
| | 10,000 | $135,797 | — | — |
| | 500 | $ 4,545 | — | — |
| | 16,875 | $164,357 | — | — |
| | 37,500 | $431,614 | — | — |
| | 15,625 | $179,370 | — | — |
| | 33,750 | $404,990 | — | — |
| | 11,250 | $ 8,322 | — | — |
| | 4,375 | $ 917 | — | — |
| | 3,250 | $ 9,229 | — | — |
| Christopher D.T. Guiffre | 10,000 | $ 87,785 | — | — |
| | 15,000 | $199,619 | — | — |
| | 20,000 | $240,688 | | |
| Lindon M. Fellows | — | — | — | — |

(1) Computed by determining the difference between the market prices of our common stock upon exercise and the exercise prices of the exercised stock options.

### Termination of Employment and Change-in-Control Agreements

The Company's Executive Officer retention letters provide certain protections to Executive Officers in the event of their termination as summarized in the following table.

| Key Retention Letter Elements(1) | CEO | Executive Officers |
|---|---|---|
| Retention Letter Term | 3 years, except in the case of a change-in-control in which case the term becomes 2 years following the change-in-control. | 3 years, except in the case of a change-in-control in which case the term becomes 2 years following the change-in-control. |
| Severance | 24 months of base salary if terminated without cause at any time.<br>24 months of base salary and one year's annual performance award (higher of previous year award or current target award) if, within 24 months following a change-in-control, the CEO is terminated without cause or resigns for good reason. | 18 months of base salary if terminated without cause at any time.<br>18 months of base salary and one year's annual performance award (higher of previous year award or current target award) if, within 24 months following a change-in control, the Executive Officer is terminated without cause or resigns for good reason. |
| Benefit Continuation (medical and dental insurance only) | 24 months of medical and dental coverage if terminated without cause at any time or if the CEO resigns for good reason within 24 months of a change-in-control, in either case as long as the CEO continues to pay the employee contribution portion of the coverage. | 18 months of medical and dental coverage if terminated without cause at any time or if the Executive Officer resigns for good reason within 18 months of a change-in-control, in either case as long as the Executive Officer continues to pay the employee contribution portion of the coverage. |
| Equity Vesting Acceleration | Vesting of equity is accelerated only if, within 24 months following a change-in-control, the CEO is terminated without cause or resigns for good reason. | Vesting of equity is accelerated only if, within 24 months following a change-in-control, the Executive Officer is terminated without cause or resigns for good reason. |

(1) Additional details and definitions can be found in the actual retention letters. Mr. Bonney's retention letter and a form of the retention letter with our other Named Executive Officers, other than Dr. Fetzer, are on file with the SEC. Dr. Fetzer had a retention letter with the Company with the same terms as those set forth in the "Executive Officers" column in the table on this page. Dr. Fetzer left the Company in September 2007 and became entitled to a severance payment equal to 18 months of his then-current annual salary of $390,000, resulting in an aggregate severance payment of $595,000. Dr. Steven Gilman, the Company's only current Executive Officer who is not a Named Executive Officer, joined the Company as our Senior Vice President, Discovery and Non-clinical Development, and Chief Scientific Officer in February 2008. Pursuant to his offer letter, Dr. Gilman will be eligible to receive the Company's standard form of retention letter with the same terms as those set forth in the "Executive Officers" column in the table on this page, once he is employed by the Company for at least 6 months. In addition, in the event a change-in-control of the Company occurs within Dr. Gilman's first 6 months of employment with the Company, he will be entitled to receive the same benefits upon a change-in-control as those set forth in the "Executive Officers" column in the table on this page.

Receipt of any severance and benefits is conditioned on the Executive Officer signing a release of claims. In addition, Executive Officers will continue to be bound by the obligations set forth in the Company's Form of Employee Confidentiality Agreement, which is on file with the SEC. No Executive Officers are entitled to gross-ups associated with taxes owed on change-in-control payments or taxes due pursuant to Code Section 280G.

The remainder of this section summarizes quantitative disclosures for each Named Executive Officer regarding estimated payments and other benefits that would have been received by the Named Executive Officer or his estate if his employment terminated as of the last business day of the year, December 31, 2007, under the following circumstances:

- Termination by the Company for cause.
- Termination by the Company without cause not following a change-in-control.
- Termination by the Company without cause or by the Named Executive Officer for good reason following a change in control.

**Payments to Michael W. Bonney Assuming a December 31, 2007 Termination**

| | Cash Severance | | | | Equity | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Base Salary | | Performance Award | | | | | | |
| Circumstances of Termination: | Multiple | $ | Multiple | $ | Value of Vested Equity | Value of Accelerated Unvested Equity(1)(2) | Benefits Continuation(3) | 401(k) Plan Balance(4) | Total |
| Termination by the Company for cause | N/A | N/A | N/A | N/A | $5,533,075 | N/A | N/A | $187,001 | $5,720,076 |
| Termination by the Company without cause not following a change-in-control | 2.0 | $870,000 | N/A | N/A | $5,533,075 | N/A | $27,635 | $187,001 | $6,617,711 |
| Termination by the Company without cause or by the named executive officer with good reason following a change in control | 2.0 | $870,000 | 1.0 | $348,000(5) | $5,533,075 | $584,126 | $27,635 | $187,001 | $7,549,837 |

(1) All unvested equity is assumed to have accelerated as of 12/31/07. The amount shown here represents the spread of the accelerated options assuming a $20.51 fair market value of the Company's stock (the Company's closing stock price on 12/31/07).

(2) See the Outstanding Equity Awards at 2007 Fiscal-Year End table for the vesting status of Mr. Bonney's equity awards as of 12/31/07.

(3) Mr. Bonney's benefits are continued for 24 months. The benefits cost includes the employer cost of health and dental insurance only. Mr. Bonney's cost of benefits for months 19-24 of the benefit continuation period are assumed to be equal to the cost for months 1-18. In an actual termination situation, the cost of benefits may change in months 19-24 due to the expiration of COBRA benefits coverage as full group insurance rates may apply.

(4) Represents the entire balance of Mr. Bonney's 401(k) account. The Company match is 75% of the first 6% of employee contributions (all employees of the Company are eligible for this match, not just Executive Officers).

(5) The amount shown here is 100% of Mr. Bonney's annual target award opportunity for fiscal year 2007 because that amount is higher than Mr. Bonney's 2006 award.

## Payments to David W.J. McGirr Assuming a December 31, 2007 Termination

| Circumstances of Termination: | Cash Severance: Base Salary Multiple | Cash Severance: Base Salary $ | Cash Severance: Performance Award Multiple | Cash Severance: Performance Award $ | Equity: Value of Vested Equity | Equity: Value of Accelerated Unvested Equity(1)(2) | Benefits Continuation(3) | 401(k) Plan Balance(4) | Total |
|---|---|---|---|---|---|---|---|---|---|
| Termination by the Company for cause | N/A | N/A | N/A | N/A | $1,631,625 | N/A | N/A | $171,809 | $1,803,434 |
| Termination by the Company without cause not following a change-in-control | 1.5 | $517,500 | N/A | N/A | $1,631,625 | N/A | $20,726 | $171,809 | $2,341,660 |
| Termination by the Company without cause or by the named executive officer with good reason following a change in control | 1.5 | $517,500 | 1.0 | $172,500(5) | $1,631,625 | $346,600 | $20,726 | $171,809 | $2,860,160 |

(1) All unvested equity is assumed to have accelerated as of 12/31/07. The amount shown here represents the spread of the accelerated options assuming a $20.51 fair market value of the Company's stock (the Company's closing stock price on 12/31/07).

(2) See the Outstanding Equity Awards at 2007 Fiscal-Year table for the vesting status of Mr. McGirr's equity awards as of 12/31/07.

(3) Mr. McGirr's benefits are continued for 18 months. The benefits cost includes the Company's cost of health and dental insurance only.

(4) Represents the entire balance of Mr. McGirr's 401(k) account. The Company match is 75% of the first 6% of employee contributions (all employees of the Company are eligible for this match, not just Executive Officers).

(5) The amount shown here is 100% of Mr. McGirr's annual target award opportunity for fiscal year 2007 because that amount is higher than Mr. McGirr's 2006 award.

## Payments to Robert J. Perez Assuming a December 31, 2007 Termination

| Circumstances of Termination: | Cash Severance | | | | Equity | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Base Salary | | Performance Award | | Value of Vested Equity | Value of Accelerated Unvested Equity(1)(2) | Benefits Continuation(3) | 401(k) Plan Balance(4) | Total |
| | Multiple | $ | Multiple | $ | | | | | |
| Termination by the Company for cause . . . | N/A | N/A | N/A | N/A | $1,309,910 | N/A | N/A | $104,931 | $1,414,841 |
| Termination by the Company without cause not following a change-in-control . . . . | 1.5 | $585,000 | N/A | N/A | $1,309,910 | N/A | $16,550 | $104,931 | $2,016,891 |
| Termination by the Company without cause or by the named executive officer with good reason following a change in control . . . | 1.5 | $585,000 | 1.0 | $195,000(5) | $1,309,910 | $415,875 | $16,550 | $104,931 | $2,627,766 |

(1) All unvested equity is assumed to have accelerated as of 12/31/07. The amount shown here represents the spread of the accelerated options assuming a $20.51 fair market value of the Company's stock (the Company's closing stock price on 12/31/07).

(2) See the Outstanding Equity Awards at 2007 Fiscal-Year End table for the vesting status of Mr. Perez's equity awards as of 12/31/07.

(3) Mr. Perez's benefits are continued for 18 months. The benefits cost includes the Company's cost of health and dental insurance only.

(4) Represents the entire balance of Mr. Perez's 401(k) account. The Company match is 75% of the first 6% of employee contributions (all employees of the Company are eligible for this match, not just Executive Officers).

(5) The amount shown here is 100% of Mr. Perez's annual target award opportunity for fiscal year 2007 because that amount is higher than Mr. Perez's 2006 award.

## Payments to Christopher D.T. Guiffre Assuming a December 31, 2007 Termination

| Circumstances of Termination(1): | Cash Severance: Base Salary Multiple | Cash Severance: Base Salary $ | Cash Severance: Performance Award Multiple | Cash Severance: Performance Award $ | Equity: Value of Vested Equity | Equity: Value of Accelerated Unvested Equity(2)(3) | Benefits Continuation(4) | 401(k) Plan Balance(5) | Total |
|---|---|---|---|---|---|---|---|---|---|
| Termination by the Company for cause | N/A | N/A | N/A | N/A | $590,193 | N/A | N/A | $217,646 | $ 807,839 |
| Termination by the Company without cause not following a change-in-control | 1.5 | $435,000 | N/A | N/A | $590,193 | N/A | $20,726 | $217,646 | $1,263,565 |
| Termination by the Company without cause or by the named executive officer with good reason following a change in control | 1.5 | $435,000 | 1.0 | $116,000(6) | $590,193 | $298,432 | $20,726 | $217,646 | $1,677,997 |

(1) As previously announced, Mr. Guiffre will resign as Cubist's SVP, General Counsel and Secretary as of April 30, 2008. Notwithstanding the terms of Mr. Guiffre's retention letter, Mr. Guiffre will be paid severance equal to eighteen months of his current base salary of $300,150, payable in twelve equal semi-monthly installments, and will have the right to continue to participate in the Company's medical and dental insurance programs for up to eighteen months. The aggregate cost to the Company of these benefits is estimated to be approximately $21,968.

(2) All unvested equity is assumed to have accelerated as of 12/31/07. The amount shown here represents the spread of the accelerated options assuming a $20.51 fair market value of the Company's stock (the Company's stock price on 12/31/07).

(3) See the Outstanding Equity Awards at 2007 Fiscal-Year End table for the vesting status of Mr. Guiffre's equity awards as of 12/31/07.

(4) Mr. Guiffre's benefits are continued for 18 months. The benefits cost includes the Company's cost of health and dental insurance only.

(5) Represents the entire balance of Mr. Guiffre's 401(k) account. The Company match is 75% of the first 6% of employee contributions (all employees of the Company are eligible for this match, not just Executive Officers).

(6) The amount shown here is 100% of Mr. Guiffre's annual target award opportunity for fiscal year 2007 because that amount is higher than Mr. Guiffre's 2006 award.

## Payments to Lindon M. Fellows Assuming a December 31, 2007 Termination

| Circumstances of Termination: | Cash Severance | | | | Equity | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Base Salary | | Performance Award | | Value of Vested Equity | Value of Accelerated Unvested Equity(1)(2) | Benefits Continuation(3) | 401(k) Plan Balance(4) | Total |
| | Multiple | $ | Multiple | $ | | | | | |
| Termination by the Company for cause | N/A | N/A | N/A | N/A | $62,156 | N/A | N/A | $44,892 | $107,048 |
| Termination by the Company without cause not following a change-in-control | 1.5 | $427,500 | N/A | N/A | $62,156 | N/A | $11,160 | $44,892 | $545,708 |
| Termination by the Company without cause or by the named executive officer with good reason following a change in control | 1.5 | $427,500 | 1.0 | $114,000(5) | $62,156 | $68,344 | $11,160 | $44,892 | $728,052 |

(1) All unvested equity is assumed to have accelerated as of 12/31/07. The amount shown here represents the spread of the accelerated options assuming a $20.51 fair market value of the Company's stock (the Company's stock price on 12/31/07).

(2) See the Outstanding Equity Awards at 2007 Fiscal-Year End table for the vesting status of Mr. Fellows's equity awards as of 12/31/07.

(3) Mr. Fellows's benefits are continued for 18 months. The benefits cost includes the Company's cost of health and dental insurance only.

(4) Represents the entire balance of Mr. Fellows's 401(k) account. The Company match is 75% of the first 6% of employee contributions (all employees of the Company are eligible for this match, not just Executive Officers).

(5) The amount shown here is 100% of Mr. Fellows's annual target award opportunity for fiscal year 2007 because that amount is higher than Mr. Fellows's 2006 award.

## DIRECTOR COMPENSATION

Mr. Bonney is a Director and one of the Company's full-time executive officers. As a result, Mr. Bonney receives no additional compensation for serving on the Board. No other Director is an employee of the Company.

**Retainers**

For the period from our 2006 Annual Meeting of Stockholders to our 2007 Annual Meeting of Stockholders, or 2007 Annual Meeting, our Lead Director received an annual retainer of $15,000 and all other non-employee Directors received an annual retainer of $10,000. These payments were payable quarterly in cash. We did not have a Chairman of the Board in 2007. If we had, he or she would have received an annual retainer of $20,000, payable quarterly in cash over this period.

For the period from our 2007 Annual Meeting to our 2008 Annual Meeting, our Lead Director will receive an annual retainer of $18,000 and all other non-employee Directors will receive an annual retainer of $12,000. The retainer will be paid on the date of the 2008 Annual Meeting. The retainer is payable on a pro-rata basis based on the number of months that the Director was an active Director or Lead Director during the year and will be paid in cash or common stock, at the Director's election. We do not have a Chairman. If we did, he or she would be entitled to receive an annual retainer of $24,000, pro-rated based on the number of months that he or she served as Chairman during the year, payable in cash or common stock, at his or her election, at the 2008 Annual Meeting.

**Meeting Fees**

In 2007, non-employee Directors received $3,000 for each meeting of the Board attended in person, $1,000 for each meeting of the Board attended by phone, and $1,000 for each committee meeting attended, whether in person or by phone. The Lead Director received an additional $1,000 per Board Meeting. Committee Chairs received an additional $2,000 per committee meeting led.

**Option Grants**

Pursuant to the Amended and Restated 2002 Directors' Equity Plan, or the Directors' Plan, upon first joining the Board, each non-employee Director is automatically granted a stock option to purchase 10,000 shares of common stock which vests quarterly in equal installments over a three-year period beginning on the grant date. Because no new Directors joined the Board in 2007, we did not make any initial Director option grants in 2007. In addition, provided that they are serving as a Director on the close of business on the date of our Annual Meeting of Stockholders, our non-employee Directors are entitled to receive the following stock option awards as of each Annual Meeting: The Chairman of the Board, if any, is entitled to receive an option to purchase 30,000 shares of common stock, the Lead Director, if any, is entitled to receive an option to purchase 22,500 shares of common stock, and each of our other non-employee Directors are entitled to receive an option to purchase 15,000 shares of common stock. These annual option awards vest 100% on the first anniversary of the grant date. As a result, on June 7, 2007, all of our non-employee directors (other than the Lead Director) received an option to purchase 15,000 shares of common stock and our Lead Director received an option to purchase 22,500 shares of common stock, in each case with an exercise price of $21.88, the closing price of our common stock on June 7, 2007. We did not have a Chairman of the Board as of the 2007 Annual Meeting.

**Other**

The Company reimburses all Directors for expenses incurred in connection with their attendance at Board or committee meetings and for participation in Director education programs. The Company also provides director & officer insurance for all Directors.

**Directors Compensation Table**

This table sets forth all compensation earned by Directors for fulfillment of their duties as Directors of the Company in 2007.

| Name (a) | Fees Earned or Paid in Cash ($)(1) (b) | Stock Awards ($)(2) (c) | Option Awards ($)(3) (d) | Non-Equity Incentive Plan Compensation ($) (e) | Change in Pension Value and Nonqualified Deferred Compensation Earnings (f) | All Other Compensation ($) (g) | Total ($) (h) |
|---|---|---|---|---|---|---|---|
| Kenneth M. Bate(4) | $53,750 | $10,500 | $242,518 | $— | $— | $— | $306,768 |
| Gordon Archer(5) | $23,500 | $ — | $ 24,618 | $— | $— | $— | $ 48,118 |
| Sylvie Grégoire | $38,500 | $ 7,000 | $114,380 | $— | $— | $— | $159,880 |
| David W. Martin | $49,500 | $ 7,000 | $161,668 | $— | $— | $— | $218,168 |
| Walter R. Maupay, Jr. | $56,500 | $ — | $161,668 | $— | $— | $— | $218,168 |
| Martin Rosenberg | $40,500 | $ — | $168,244 | $— | $— | $— | $208,744 |
| J. Matthew Singleton | $52,500 | $ — | $161,668 | $— | $— | $— | $214,168 |
| Martin Soeters | $36,500 | $ 7,000 | $114,128 | $— | $— | $— | $157,628 |
| Michael B. Wood | $45,500 | $ 7,000 | $168,244 | $— | $— | $— | $220,744 |

(1) Reflects cash compensation earned in fiscal year 2007, including the portion of the 2007-2008 annual retainers earned in 2007 by Directors who have elected to receive their retainer in cash.

(2) The Directors who have amounts shown in this column elected to receive their 2007-2008 annual retainer in shares of Cubist common stock. The amounts reflect the dollar value of the stock that will be granted to such Directors for the portion of the retainer that was earned in 2007.

(3) Represents the proportionate amount of the total fair value of option awards recognized by the Company as an expense in 2007 for financial accounting purposes, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, for all option awards held by the Director as of the end of 2007. The fair values of these awards and the amounts expensed were determined using the Black-Scholes option pricing model in accordance with SFAS 123(R). In calculating the grant date fair values of these awards, we used the assumptions set forth in the notes to the Company's consolidated audited financial statements described in our Annual Report on Form 10-K for 2007, excluding assumptions related to forfeitures. The Black-Scholes values listed below were used to calculate the component of the expense shown in this table for the grants made at the 2007 Annual Meeting held on 6/07/2007 (for Drs. Grégoire, Martin, Rosenberg and Wood and Messrs. Bate, Maupay, Singleton and Soeters). The Black-Scholes value for these grants is $9.4197 per option (using a volatility of 45.0%, a risk-free rate of 5.10% and an expected term of 4.30 years). Drs. Grégoire, Martin, Rosenberg, and Wood and Messrs. Maupay, Singleton and Soeters all received 15,000 options on 6/07/07 with a Black-Scholes value of $141,296. Mr. Bate received 22,500 options on 6/07/07 with a Black-Scholes value of $211,943.

(4) Lead Director.

(5) Dr. Archer resigned from the Board effective as of August 28, 2007.

## COMPENSATION COMMITTEE REPORT(1)

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

*Compensation Committee*
Michael Wood, Chairman
David Martin
Walter Maupay

April 2, 2008

(1) Notwithstanding anything to the contrary set forth in any of Cubist's previous filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act, that might incorporate future filings, including this Proxy Statement, in whole or in part, the Compensation Committee Report shall not be incorporated by reference into any such filings.

## Equity Compensation Plans

The following table provides information as of December 31, 2007 relating to our equity compensation plans:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)(1) |
|---|---|---|---|
| Equity compensation plans approved by security holders(2) | 7,634,062 | $18.05 | 4,900,150(3) |
| Equity compensation plans not approved by security holders | 2,036(4) | 37.79(5) | —(6) |
| Total | 7,636,098 | $18.05 | 4,900,150 |

(1) In March and April 2008, the Board approved amendments to each of the EIP and the Directors' Plan to provide that awards of stock options will reduce the number of shares of common stock available for awards under the EIP and the Directors' Plan, respectively, by one share for every share so awarded, and stock grants and awards of restricted stock and restricted stock units will reduce the number of shares of common stock available under the EIP and the Directors' Plan, respectively, by two shares for every share so awarded. For example, if the Company awards 100 shares of restricted stock, it would reduce the number of shares reserved for issuance under the EIP or the Directors' Plan (as applicable) by 200 shares.

(2) Consists of the 1993 Amended and Restated Stock Option Plan, or 1993 Plan, the EIP, the Directors' Plan, and the Amended and Restated 1997 Employee Stock Purchase Plan, or ESPP. The 1993 Plan terminated pursuant to its terms on May 6, 2003.

(3) Includes 342,739 shares that were available for issuance under the ESPP as of December 31, 2007.

(4) Includes 782 stock options outstanding under the 2001 United Kingdom Stock Option Plan, or U.K. Plan. The U.K. Plan was adopted when we had operations in the U.K. in order to encourage stock ownership by our employees in the U.K. The outstanding options are held by employees who transferred to the U.S. when we discontinued our operations in the U.K. Options granted under the U.K. Plan have been approved under the Income and Corporation Taxes Act of 1988 of the United Kingdom. Such options receive favored tax treatment in the U.K. No awards have been made under the U.K. Plan since we discontinued our operations in the U.K. Also includes 1,254 stock options outstanding under the TerraGen Discovery Inc. Employee Stock Option Plan, or TerraGen Plan, which were assumed as part of the acquisition of TerraGen Discovery Inc. in October 2000. Options under the TerraGen Plan became exercisable for shares of Cubist common stock upon consummation of the acquisition, but remain subject to the TerraGen Plan. No awards have been made under the TerraGen Plan since the date of the acquisition.

(5) The outstanding options under the U.K. Plan have a weighted average exercise price of $13.26 per share. The outstanding options under the TerraGen Plan have a weighted average exercise price of $53.08 per share.

(6) As part of our decision to cease operations in the U.K., we terminated the U.K. Plan and will therefore not be issuing the remaining 468,710 options that were previously available under the U.K. Plan.

## MEETING AND COMMITTEES OF THE BOARD

**The Board of Directors and Committees of the Board**

During 2007, the Board held sixteen meetings, eleven of which were telephonic meetings, and took action by written consent on one occasion. The Board has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, or Governance Committee, and the Scientific Affairs Committee. There were six Audit Committee meetings, six Compensation Committee meetings, five Governance Committee meetings, and five Scientific Affairs Committee meetings in 2007. In 2007, no Director attended fewer than 75% of the total number of Board meetings plus applicable committee meetings held while he or she was a Director. It has been the practice of the Board to hold a meeting on the same date and at the same location as the Annual Meeting of Stockholders to encourage all Board members to attend the Annual Meeting of Stockholders. Each Director, other than Mr. Bate and Dr. Archer, attended the 2007 Annual Meeting in person.

**Director Independence**

In March 2008, the Board determined that all of our Directors, other than Mr. Bonney, our President and Chief Executive Officer, satisfied the independence requirements of The Nasdaq Global Market, or Nasdaq, and the independence requirements of our Amended and Restated Corporate Governance Guidelines. In addition, our Audit Committee, Compensation Committee, and Governance Committee consist solely of independent directors, as defined by Nasdaq. The members of our Audit Committee also meet the additional SEC and Nasdaq independence and experience requirements applicable specifically to members of the Audit Committee. In addition, all of the members of our Compensation Committee are "non-employee directors" within the meaning of the rules of Section 16 of the Securities Exchange Act and "outside directors" for purposes of Section 162(m) of the Code.

**Lead Director**

Our Board has considered the issue of Board leadership and has concluded that having a rotating Lead Director is the best structure to address the Board's needs. Mr. Bate is currently the Lead Director.

**Audit Committee**

The functions of the Audit Committee are as set forth in the Amended and Restated Audit Committee Charter, which can be viewed on our website at www.cubist.com. The members of the Audit Committee are Mr. Singleton, the Chair of the Committee, and Messrs. Bate and Soeters, who were also the members of this committee during 2007. The Board has determined that Messrs. Bate and Singleton are financial experts.

The Audit Committee is required to pre-approve all audit and non-audit services performed by the Company's independent registered public accounting firm in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided has received general pre-approval from the Audit Committee, it requires specific pre-approval in each instance by the Audit Committee. Any proposed services exceeding pre-approved cost levels generally require specific pre-approval by the Audit Committee.

### Compensation Committee

The functions of the Compensation Committee are as set forth in the Compensation Committee Charter, which can be viewed on our website at www.cubist.com. The members of the Compensation Committee are Dr. Wood, the Chair of the Committee, Mr. Maupay and Dr. Martin, who were also members of the Compensation Committee in 2007. Dr. Archer also served on the Compensation Committee until his resignation from the Board in September 2007. Compensation Committee members are appointed by the Board upon recommendation of the Governance Committee.

The purposes of the Compensation Committee are to generally oversee the Company's compensation philosophy and policies, to ensure that compensation decisions represent sound fiscal policy and enable the Company to attract, motivate and retain highly qualified personnel, to advise the Board on, and to facilitate the Board's oversight of, the compensation of the Board, the CEO and other Executive Officers, to produce an annual report of the Compensation Committee, to review the Compensation Discussion and Analysis, and, if appropriate, to recommend inclusion of the Compensation Discussion and Analysis in the Company's Proxy Statement and, by incorporation, its Annual Report on Form 10-K, each to be filed with the SEC. The Compensation Committee acts pursuant to a Compensation Committee Charter which it reviews and reassesses annually, making such changes as it deems necessary or appropriate.

The Compensation Committee has the authority to select, retain and terminate compensation consultants, obtain advice from outside advisors in order to design compensation programs that are strategically appropriate and cost-effective, stay informed on compensation trends, compare the Company's compensation to the marketplace, and work with management to understand key compensation issues. In 2007, the Compensation Committee engaged PM&P to advise it with respect to base salaries, annual performance awards and long-term incentives for executive officers at companies comparable to ours.

The Compensation Committee has the responsibility to make at least an annual report to the full Board, annually review and recommend to the Board goals and objectives for the Company and CEO, annually evaluate CEO performance and discuss such evaluation with the full Board, recommend to the full Board appropriate compensation for the CEO (the full Board sets CEO compensation), review performance and total compensation of the Executive Officers of the Company with the CEO, oversee the administration of the Company's stock option plans, recommend to the Board the total compensation for the Board (the full Board ultimately approves Board compensation), annually review all compensation related matters outside the ordinary course, including employment contracts, change-in-control provisions and severance arrangements, and approve any perquisites. The Compensation Committee delegates authority to the CEO to grant stock options (subject to a maximum amount) to employees of the Company from time to time in recognition of significant results or achievement.

### Governance Committee

The functions of the Governance Committee are as set forth in the Governance Committee Charter, which can be viewed on our website at www.cubist.com. The members of the Governance Committee are Mr. Maupay, the Chair of the Committee, Dr. Grégoire and Mr. Soeters, who were also the members of this committee during 2007.

**Scientific Affairs Committee**

The functions of the Scientific Affairs Committee are as set forth in the Scientific Affairs Committee Charter which can be viewed on our website at www.cubist.com. The members of the Scientific Affairs Committee are Dr. Martin, the Chair of the Committee, and Drs. Rosenberg and Grégoire, who were also members of this committee in 2007. Dr. Archer also served on the Scientific Affairs Committee until his resignation from the Board in September 2007.

## CORPORATE GOVERNANCE

**Corporate Governance Guidelines**

We have adopted Corporate Governance Guidelines, which we refer to as the Guidelines, which are available on our website at www.cubist.com and which are also available in print to any stockholder who requests them from the Company's Secretary. The Board believes that sound governance practices and policies provide an important framework to assist it in fulfilling its duties to stockholders and relies on the Guidelines to provide that framework. The Guidelines were adopted by the Board to ensure that the Board is independent from management, and that the Board adequately performs its functions as the overseer of management. They were also adopted to ensure that the interests of the Board and management align with the interests of our stockholders.

**Code of Conduct and Ethics**

We also have adopted a Code of Conduct and Ethics, which is available on our website at www.cubist.com and is also available in print to any stockholder who requests it. Our Code of Conduct and Ethics is applicable to all Directors, Executive Officers and employees and embodies our principles and practices relating to the ethical conduct of our business and our long-standing commitment to honesty, fair dealing and full compliance with all laws affecting our business.

The Board has established a means for employees to anonymously report a violation or suspected violation of the Code of Conduct and Ethics, including those violations relating to accounting, internal accounting controls or auditing matters.

**Director Qualifications**

The Governance Committee requires that Directors possess personal and professional ethics, integrity and values, and are committed to representing the interests of our stockholders. Directors must have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a Board representing diverse experience at policy-making levels in business, healthcare, education and technology, and in areas that are relevant to our activities. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and they should be committed to serving on the board for an extended period of time. The Governance Committee and the Company have developed a director orientation program for new Directors, which is implemented by members of our management team.

**Director Nomination Process**

In addition to considering candidates suggested by stockholders, the Governance Committee considers potential candidates recruited by the Company, recommended by our Directors, Executive

Officers and employees, and recommended by stockholders or others outside the Company. The Governance Committee considers all candidates in the same manner regardless of the source of the recommendation.

Nominations of persons for election to the Board may be made at a meeting of stockholders (a) by or at the direction of the Board or (b) by any stockholder who is a stockholder of record at the time of giving of notice for the election of Directors at the Annual Meeting of Stockholders and who complies with the notice procedures set forth below. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in accordance with our By-Laws and as further described below under the heading "Stockholder Proposals and Board Candidates" in writing to the Secretary of Cubist Pharmaceuticals, Inc. at 65 Hayden Avenue, Lexington, Massachusetts 02421.

The stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected) and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the books of Cubist, of such stockholder, and (ii) the class and number of shares of Cubist that are beneficially owned by such stockholder. In addition to the requirements set forth above, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act and the rules and regulations thereunder. The Director nominees for election at the 2008 Annual Meeting were recommended by the Governance Committee and were nominated by the Board. To date, Cubist has not received any stockholder nominations for the 2008 Annual Meeting.

**Stockholder Communications**

Stockholders may send general communications to our Board, including stockholder proposals, recommendations for Board candidates, or concerns about Cubist's conduct. These communications may be sent to any Director, including members of the Audit Committee, in care of: Secretary, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, Massachusetts 02421. All communications will be reviewed by the Secretary and, unless otherwise indicated in such communication, submitted to the Board or an individual Director, as appropriate.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee during 2007 were Drs. Wood, Archer and Martin and Mr. Maupay. None of these Committee members is or has ever been an officer or employee of the Company. To our knowledge, there were no other relationships involving members of the Compensation Committee or our other directors which require disclosure in this Proxy Statement as a Compensation Committee interlock.

## TRANSACTIONS WITH RELATED PERSONS

In accordance with our written Governance Committee Charter, our Governance Committee is responsible for reviewing and pre-approving or ratifying the terms and conditions of all transactions that would be considered related party transactions pursuant to SEC rules. Any such transaction must be approved by our Governance Committee prior to Cubist entering into the transaction and must be on terms no less favorable to Cubist than could be obtained from unrelated third parties. A report is made to our Governance Committee annually disclosing all related parties that are employed by us and related parties that are employed by other companies with which we had a material relationship during that year, if any. No reportable transactions occurred during fiscal 2007.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our Executive Officers, Directors and greater-than-ten-percent stockholders to file initial reports of beneficial ownership and changes in beneficial ownership of our securities. As a practical matter, we assist our Directors and Executive Officers by monitoring transactions and completing and filing Section 16 forms on their behalf. Based solely on information provided to us by our Directors and Executive Officers, we believe that, during 2007, all such parties complied with all applicable filing requirements except for a Form 4 covering a stock option exercise by Dr. Martin. Dr. Martin exercised the stock option on August 31, 2007 and the Form 4 was filed on September 10, 2007.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, to examine the financial statements of Cubist for the fiscal year 2008. That selection was ratified by our Board, and our stockholders are being asked to ratify that selection at our 2008 Annual Meeting. For 2007, in addition to audit services, PricewaterhouseCoopers LLP provided tax advisory services to Cubist. The Audit Committee has considered whether the provision of these additional services is compatible with maintaining the independence of PricewaterhouseCoopers LLP. We understand the need for PricewaterhouseCoopers LLP to maintain objectivity and independence in its audit of our financial statements. To minimize relationships that could appear to impair the objectivity of PricewaterhouseCoopers LLP, our Audit Committee has restricted the non-audit services that PricewaterhouseCoopers LLP may provide to us primarily to tax services and merger and acquisition due diligence and audit services. The Audit Committee pre-approved all services provided by PricewaterhouseCoopers LLP for 2007 and 2006.

The aggregate fees billed for professional services by PricewaterhouseCoopers LLP for 2007 and 2006 for these various services were:

| Types of Fees | 2006 | 2007 |
|---|---|---|
| Audit Fees(1) | $ 622,780 | $ 659,700 |
| Audit-Related Fees(2) | 44,326 | 30,600 |
| Tax Fees(3) | 521,975 | 436,808 |
| All Other Fees(4) | 1,500 | 1,500 |
| Total | $1,190,581 | $1,128,608 |

(1) Audit Fees consist of fees for professional services for the audit of Cubist's consolidated financial statements and internal control over financial reporting included in our Annual Report on Form 10-K, the review of the interim financial statements included in our Quarterly Reports on Form 10-Q, and for services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of Cubist's financial statements and which are not reported under "Audit Fees."

(3) Tax Fees consist of fees for tax compliance and tax advice services relating to federal and state tax return preparation, a Massachusetts state tax audit, and other strategic tax advice.

(4) All Other Fees are billed by PricewaterhouseCoopers LLP to Cubist for any services not included in the first three categories.

## REPORT OF THE AUDIT COMMITTEE(1)

In fulfilling its oversight responsibility, the Audit Committee reviewed and discussed the Company's audited 2007 year-end financial statements with management and with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm the matters to be discussed by Statement of Auditing Standards No. 61. In addition, the Committee received from the independent registered public accounting firm, written disclosure and the letter required by Independence Standards Board Standard No. 1 and the information required under Regulation S-X Rule 2-07 of the Securities Act. The Committee also discussed with the independent registered public accounting firm the auditors' independence from management and the Company, including a review of audit and non-audit fees and the matters covered by the written disclosures and letter provided by the independent registered public accounting firm.

The Committee discussed with Cubist's independent registered public accounting firm the overall scope and plans for the audit. The Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its audits and reviews, its evaluations of Cubist and its personnel, the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee also met with the Company's internal auditors, Vitale, Caturano & Company, Ltd., and with the Company's Chief Compliance Officer, in each case, with and without management present.

Based on the reviews and discussions referred to above, the Committee reviewed and recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

*Audit Committee*
Matthew Singleton, Chairman
Kenneth Bate
Martin Soeters

April 2, 2008

(1) Notwithstanding anything to the contrary set forth in any of Cubist's previous filings under the Securities Act or the Securities Exchange Act that might incorporate future filings, including this Proxy Statement, in whole or in part, the Report of the Audit Committee shall not be incorporated by reference into any such filings.

## PROPOSAL NO. 1

## ELECTION OF DIRECTORS

### Nominees for Election as Directors

Our Board is divided into three classes, with one class of Directors elected each year at the Annual Meeting of Stockholders for a three-year term of office. All Directors of a class hold their positions until the Annual Meeting of Stockholders at which their terms of office expire and until their successors have been duly elected and qualified.

The term of office of the current Class III Directors will expire at the 2008 Annual Meeting. The current Class III Directors are Drs. Rosenberg and Wood and Mr. Singleton.

The Board has nominated Drs. Rosenberg and Wood and Mr. Singleton for re-election as Class III Directors to hold office until the 2011 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified. In the event that any of the nominees shall be unable or unwilling to serve as a Director, the Board shall reserve discretionary authority to vote for a substitute or substitutes. The Board has no reason to believe that any of the nominees will be unable or unwilling to serve. Proxies cannot be voted for any persons other than the nominees.

### Vote Required

The affirmative vote of a plurality of the shares of common stock present or represented and entitled to vote at the 2008 Annual Meeting, in person or by proxy, is required for the election of each of the nominees.

**THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES IDENTIFIED IN PROPOSAL NO. 1**

## PROPOSAL NO. 2

## ADOPTION AND APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED 2000 EQUITY INCENTIVE PLAN

In March 2008, the Board approved an amendment, subject to stockholder approval, of our EIP to increase the number of shares reserved for issuance under the EIP by 2,000,000 shares of common stock, bringing the total number of shares reserved for issuance under the EIP to 13,535,764. If approved by our stockholders, the amendment of the EIP will be effected through an amendment and restatement of the EIP, a copy of which is attached as *Appendix A* to this Proxy Statement. Officers, employees and consultants of Cubist and our subsidiaries and affiliates are eligible to receive awards under the EIP.

As of April 14, 2008, approximately 2,869,868 shares were available for issuance under the EIP and approximately 498 persons were eligible to participate in the EIP. On April 14, 2008, the closing price of our common stock was $19.89 per share. The number of shares available for issuance under the EIP set forth in the preceding sentence does not include the 2,000,000 shares that would be added to the EIP if this proposal is approved by our stockholders.

The amendment to the EIP is being submitted for approval to our stockholders in accordance with the requirements of The Nasdaq Stock Market, Inc. and to qualify certain plan awards under Section 162(m) of the Code. The EIP is the only stock-based incentive plan under which we make awards of stock-based compensation to officers, employees and consultants.

**Summary of the EIP**

The following description of certain provisions of the EIP is intended as a summary of such provisions and does not purport to be a complete statement of such provisions or of the EIP or its operation; and such description is qualified in its entirety by reference to the provisions of the EIP and to the forms of agreements evidencing awards made under the EIP.

*Purpose.* The purpose of the EIP is to encourage stock ownership by officers, employees and consultants of Cubist and its subsidiaries and to provide additional incentive for them to promote the success of our business through the granting of the following types of stock-based awards: (a) nonstatutory stock options, (b) stock grants, (c) restricted stock and (d) restricted stock units.

*Eligibility.* Awards under the EIP may be granted only to officers, employees or consultants of Cubist or any of its subsidiaries. In no event may the number of shares of common stock covered by awards under the EIP to any one person in any calendar year exceed 500,000 shares of common stock.

*Administration.* The EIP is administered by the Compensation Committee. The members of the Compensation Committee consist of directors who are "non-employee directors" within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act, "outside directors" for purposes of Section 162(m) of the Code, and "independent directors" for purposes of The Nasdaq Stock Market Rule 4200.

Subject to the provisions of the EIP, the Compensation Committee has complete authority to interpret the EIP, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective award agreements, and to make all other determinations deemed necessary or advisable by it for the administration of the EIP. Subject to the provisions of the EIP, the

Compensation Committee also has complete authority, in its discretion, to make or select the manner of making the following determinations with respect to awards of equity-based compensation under the EIP: (a) the officers, employees or consultants to be granted such awards, (b) the respective grant dates of any such awards, (c) the number of shares of common stock subject to such awards, (d) the respective exercise prices of options or purchase prices of any other type of award, (e) the option term, (f) the respective exercise dates of options or, if any option is immediately exercisable in full on its grant date or if the exercisability of the option is accelerated in whole or in part at any time following the grant date, the vesting schedule applicable to the shares of common stock that may be purchased upon exercise of such option, (g) the vesting schedule and other restrictions on awards of restricted stock and restricted stock units, (h) the effect termination of employment, consultancy or association with Cubist on the subsequent exercisability of a option or the recipient's retention of any other type of award, and (i) the extent to which awards may be transferred to third parties. Each determination, interpretation, or other action made or taken pursuant to the provisions of the EIP by the Compensation Committee is conclusive. Additionally, the Compensation Committee may delegate to the CEO the authority to make awards under the EIP to non-officer employees and consultants in accordance with the guidelines established by the Compensation Committee or the Board. The Board of Directors may at any time, in its discretion, take over any or all functions of the administration of the EIP.

*Shares Subject to the EIP.* If approved by our stockholders, the number of shares reserved for issuance under the EIP will increase by 2,000,000 shares, bringing the total number of shares reserved for issuance under the EIP to 13,535,764.

*Share Counting.* We have designed the EIP to allow for flexibility in the range of awards that can be granted and to minimize the dilutive effect of stock grants and awards of restricted stock and restricted stock units. Accordingly, the EIP provides that awards of stock options will reduce the number of shares of common stock available for awards under the EIP by one share for every share so awarded, and stock grants and awards of restricted stock and restricted stock units will reduce the number of shares of common stock available for awards under the EIP by two shares for every share so awarded. For example, if we award 100 shares of restricted stock, we would reduce the number of shares reserved for issuance under the EIP by 200 shares.

*Share Adjustments.* The maximum number of and kind of shares or other securities reserved for issuance under the EIP, the number of shares of common stock or other securities (or cash) subject to each outstanding award under the EIP, the exercise price of each share or unit subject to then outstanding options, and the repurchase price of each share of restricted stock then subject to a risk of forfeiture (as defined in the EIP) in the form of a company repurchase right, will be proportionately adjusted for (i) any increase, decrease, or exchange for a different number or kind of shares or other securities or property (including cash), and (b) the distribution of additional shares or new or different shares or other securities or property (including cash) with respect to or in exchange for shares of common stock or other securities upon the merger, consolidation, sale of all or substantially all of the property or assets of the company, the sale of all of our outstanding stock, or the reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other distribution with respect to shares of our common stock, or other securities.

*Prohibition on Repricing without Stockholder Approval.* The EIP provides that awards outstanding under the EIP may not be repriced without the approval of a majority of the then outstanding shares of our common stock. For this purpose, the EIP provides that the term "repricing" means any of the following or any other action that has the same effect: (a) lowering the exercise price of a stock option after it is granted, (b) buying-out an outstanding stock option at a time when its exercise price exceeds the fair market value of our common stock for cash or shares, (c) any other action that is treated as a repricing under generally accepted accounting principles, or (d) canceling a stock option at a time when its exercise price exceeds the fair market value of our common stock in exchange for another stock option, restricted stock, restricted stock units, a stock grant or other equity of the Company, unless the cancellation and exchange occurs in connection with a Change in Corporate Control (as defined in the EIP).

*Stock Options.* Stock options entitle the holder to purchase shares of common stock during a specified period at a purchase price specified by the Compensation Committee (but at a price equal to at least 100% of the fair market value (as defined in the EIP) of the common stock on the grant date). The term of a stock option may not exceed 10 years. The exercisability of each option and its term (subject to the 10-year term limit) are established by the Compensation Committee or by the CEO with respect to grants to non-officer employees and consultants in accordance with the guidelines established by the Compensation Committee or the Board. Options may be exercised in whole or in part by: (a) the payment by check or bank draft of the full exercise price of the shares of common stock purchased, (b) shares of common stock having a fair market value equal to the aggregate exercise price for the shares purchased, or (c) through a cashless exercise program established with a securities brokerage firm.

*Restricted Stock Units.* A restricted stock unit award is an award that represents the right to receive shares of our common stock at a future date, subject to satisfaction of service or other requirements, payable in cash or common stock. A restricted stock unit award is typically subject to vesting conditions and transfer restrictions. Awards of restricted stock units are subject to such terms and conditions as the Compensation Committee may determine in its discretion.

*Restricted Stock.* A restricted stock award is an award of shares of common stock that is typically subject to vesting conditions, also referred to as the "risk of forfeiture" (as defined in the EIP), and transfer restrictions. Awards of restricted stock are subject to such terms and conditions as the Compensation Committee may determine in its discretion. Except for restrictions on transfer and such other restrictions as the Compensation Committee may impose, recipients will have all the rights of a stockholder with respect to the restricted stock.

*Stock Grants.* A stock grant is an award of shares of common stock made to a recipient in recognition of his or her significant contributions to the success of Cubist or its subsidiaries. A stock grant may be made in lieu of compensation otherwise already due and in such other limited circumstances as the Compensation Committee deems appropriate. Stock grants will be made without forfeiture conditions of any kind and otherwise pursuant to such terms and conditions as the Compensation Committee may determine.

*Acceleration of Awards.* The Compensation Committee may accelerate the exercisability of or waive the right to forfeiture as to, any award in whole or in part at any time. Moreover, the EIP provides that upon a "Change in Corporate Control" (as defined in the EIP), (a) each outstanding option will immediately become fully exercisable, (b) each restricted stock unit will immediately vest in its entirety, and (c) the risk of forfeiture with respect to each award of restricted stock shall expire. A "Change in Corporate Control" includes, among other things, the acquisition by any third party (as defined below), directly or indirectly, of more than 25% of the common stock outstanding at the time, without the prior approval of our Board of Directors (a "Hostile Change in Corporate Control"). A "third party" for purposes of the foregoing means any person other than Cubist or a subsidiary or employee benefit plan or trust maintained by Cubist or any of its subsidiaries together with any of such person's "affiliates" and "associates" as defined in Rule 12b-2 under the Exchange Act. The Board of Directors, however, has the discretion to exclude any event, other than a Hostile Change in Corporate Control, from being deemed a Change in Corporate Control. A majority of the members of our incumbent board of directors prior to the acquisition has the discretion to exclude a Hostile Change in Corporate Control from being deemed a Change in Corporate Control. If the Board of Directors, or a majority of our incumbent directors prior to such Hostile Change in Corporate Control, as the case may be, exercises such discretion, outstanding options will not accelerate, restricted stock units will not vest in their entirety, and the risk of forfeiture with respect to awards of restricted stock shall not expire.

*Transferability.* Options, restricted stock units and awards of restricted stock that are subject to a risk of forfeiture under the EIP are not transferable, except by will or the laws of descent and distribution or except to the extent authorized and permitted by the Compensation Committee. In granting its authorization and permission to any proposed transfer of an option, restricted stock units or an award of restricted stock to a third party, the Compensation Committee may impose conditions or requirements that must be satisfied by the transferor or the third party transferee prior to or in connection with such transfer.

*Termination of Association with Cubist:*

*Stock Options:* Unless otherwise determined by the Compensation Committee, if an optionee under the EIP ceases to be an employee or consultant of Cubist or its subsidiaries for any reason other than retirement after age 65 or death, any option held by such optionee or a permitted transferee of such optionee may only be exercised, if at all, by such optionee or such permitted transferee, as the case may be, at any time within 90 days after such cessation, but only to the extent exercisable at the time of such cessation and in no event after the expiration of the term of such option. If an optionee retires after age 65 or dies, any option held by such optionee or a permitted transferee of such optionee may be exercised by such optionee, such optionee's executor or administrator or such permitted transferee, as the case may be, at any time within the shorter of the term of such option or 12 months after the date of retirement or death, but only to the extent exercisable at retirement or death. Options that are not exercisable at the time of such cessation, or that are so exercisable but are not exercised within the time periods described above, terminate. Military or sick leave is not deemed a termination provided it does not exceed the longer of 90 days or the period during which the rights of the absent employee or consultant are guaranteed by statute or by contract.

In the event that the applicable stock option agreement with respect to any option contains specific provisions governing the effect that any such cessation will have on the exercisability of such option or in the event that the Board of Directors or the Compensation Committee at any time adopt specific provisions governing the effect that any such cessation will have on the exercisability of such option, then such provisions will, to the extent they are inconsistent with the EIP, control and be deemed to supersede any conflicting provisions of the EIP.

*Restricted Stock Units:* Unless otherwise determined by the Compensation Committee (either at the time of grant or thereafter) and subject to the terms of the applicable award agreement, upon termination of employment or association with Cubist, all unvested shares of common stock subject to a restricted stock unit award shall be forfeited. Military or sick leave is not deemed a termination provided it does not exceed the longer of 90 days or the period during which the rights of the absent employee or consultant are guaranteed by statute or by contract.

*Restricted Stock:* Unless otherwise determined by the Compensation Committee (either at the time of grant or thereafter) and subject to the terms of the applicable award agreement, upon termination of employment or association with Cubist, a recipient of restricted stock shall forfeit all shares of restricted stock still subject to the risk of forfeiture or subject to return to or repurchase by Cubist. Military or sick leave is not deemed a termination provided it does not exceed the longer of 90 days or the period during which the rights of the absent employee or consultant are guaranteed by statute or by contract.

*Limitation of Rights in Stock:*

*Subject to an Option.* An optionee has no rights as a stockholder merely by holding options which have not been exercised for shares of common stock.

*Subject to a Restricted Stock Unit.* A holder of a restricted stock unit has no rights as a stockholder with respect to shares of common stock covered by the restricted stock unit award, except to the extent that the restricted stock units have vested and the shares of common stock have been issued and delivered to the holder. If so provided pursuant to the terms of the award agreement, the holder of an award of restricted stock units will be entitled to receive, following the vesting of the award, payments equivalent to any dividends declared with respect to the shares underlying the award. Unless the award agreement otherwise provides, any such dividend equivalents shall be paid, if at all, without interest or other earnings.

*Subject to Awards of Restricted Stock.* A recipient of restricted stock shall have the rights of a stockholder, including the right to vote the shares and the right to receive any cash dividends. The Compensation Committee may, at the time of the award, permit or require the payment of cash dividends to be deferred and, if directed by the Compensation Committee, reinvested in additional restricted stock.

*Term and Termination of the EIP.* Awards under the EIP may not be granted later than December 15, 2010. The Board of Directors may, at any earlier time, terminate the EIP or make such modifications of the EIP as it shall deem advisable. No termination or amendment of the EIP which (a) reduces the number of shares of stock subject to awards, (b) increases the option price or the purchase price of restricted stock, or (c) changes the vesting schedule of options or restricted stock units or the risk of forfeiture for restricted stock, may, without the consent of any recipient of an award under the EIP, adversely affect the rights of the recipient under such award. However, notwithstanding anything in the EIP to the contrary, the consent of the recipient of an award to an amendment of the EIP or of the award shall not be required if the Board or Compensation Committee, as the case may be, determines in its sole discretion and prior to the date of any Change in Corporate Control that such amendment either is required or advisable in order for the Company, the EIP or the award to satisfy any law or regulation, including without limitation, the provisions of Section 409A of the Code and the regulations and other guidance issued thereunder, or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

**New Plan Benefits**

Awards under the EIP will be granted at the sole discretion of the Compensation Committee or the CEO if, as permitted by the EIP, the Compensation Committee delegates authority to the CEO to make awards under the EIP to non-officer employees and consultants. Therefore, we cannot determine at this time either the persons who will receive awards under the EIP or the amount of any such awards. However, current benefits granted to the Named Executive Officers and all other employees would not have been increased if they had been made under the EIP as proposed to be amended. The Summary Compensation Table and the Grants of Plan-Based Awards in 2007 Fiscal Year table show the dollar value and the number of options, respectively, that were granted in 2007 to each of the Named Executive Officers.

**Federal Tax Consequences to Cubist and to the Recipient of an Option, Stock Grants, Restricted Stock Units or Restricted Stock.**

The following summary is based on the provisions of the Code and applicable Treasury regulations, administrative rulings and judicial decisions construing the provisions of the Code. The Internal Revenue Code is subject to amendment, and to differing administrative or judicial interpretation. This summary describes only the principal tax consequences in the circumstances described and does not take into account special rules that might apply in limited cases (including, without limitation, an optionee or grantee that holds shares other than as a capital asset). This summary is intended for the information of stockholders considering how to vote and not as tax guidance to award recipients. Therefore, optionees and recipients of stock grants, restricted stock units and restricted stock under the EIP should therefore consult their own tax advisors as to the specific consequences under federal tax law in their particular circumstances, and under other tax laws, such as foreign, state or local tax laws, which are not addressed here.

*Grant of Options.* Optionees will not have to report any taxable income when they receive an option under the EIP.

*Exercise of Options.* Optionees generally will have to report taxable income upon the exercise of an option. If the exercise price is paid in cash, the optionee will be treated as receiving compensation income in an amount equal to the excess of the value of the shares on the date of exercise of the option over the exercise price. The basis in the shares for purposes of determining taxable gain or loss on any later sale, will then be equal to the exercise price plus the compensation income that was recognized.

If the exercise price is paid by delivering shares that are already owned by the optionee, the exercise will be treated, in part, as a nontaxable exchange of shares. As in the case of a cash exercise, the optionee will be treated as receiving compensation income in an amount equal to the excess of the value of the shares received, as of the date of exercise of the option, over the exercise price. For the purpose of determining the basis and holding period of the shares received, however, those shares will be divided into two portions. A portion equal in value to the shares exchanged will have a basis equal to the basis of the shares delivered in satisfaction of the exercise price, and will have a holding period that includes the period for which the exchanged shares were held. The remaining shares will have a basis equal to the compensation income that was recognized, and a holding period beginning on the exercise date.

In the case of a cashless exercise, the optionee will be treated as if he or she had paid the exercise price (and, if applicable, any amount of withholdings due with respect to the exercise) in cash, and had sold a portion of the shares received sufficient, after brokerage commissions, to fund the payment of the exercise price (and, if applicable, any withholdings). As in the case of a cash exercise, the optionee will be treated as receiving compensation income in an amount equal to the excess of the value of the shares received, as of the date of exercise of the option, over the exercise price, and the shares received will have an aggregate basis equal to the sum of the exercise price and the amount of such compensation income. The sale of the shares will generate a short-term capital gain or loss equal to the difference between the amount of cash raised in the sale and the adjusted basis of the shares sold (which will generally be equal to the fair market value of the shares on the exercise date).

*Stock Grants.* The recipient of a stock grant award will recognize compensation income at the date of issuance of the award in an amount equal to the fair market value of the shares at that date.

*Restricted Stock Units.* Upon an award of restricted stock units, the recipient will not have taxable income. When the restricted stock units vest, the fair market value of the vested shares of common stock will be ordinary income to the recipient. However, if any shares of common stock issued upon the vesting of restricted stock units are non-transferable and there is a substantial risk that such shares will be forfeited (for example, because the Compensation Committee conditions those shares on the performance of future services), the taxable event is deferred until either the risk of forfeiture or the restriction on transferability lapses. In this case, the participant may be able to make an election under Section 83(b) of the Code to be taxed upon receipt of the shares.

*Restricted Stock.* Upon an award of restricted stock, the recipient will not have taxable income unless he or she makes a valid election under Section 83(b) of the Code. However, as restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the recipient generally will recognize compensation income equal to the excess, if any, of the fair market value of the shares at the date such restrictions lapse over the purchase price, if any, paid for the restricted stock. If a purchaser makes a valid election under Section 83(b) with respect to restricted stock, he or she generally will recognize compensation income at the date of issuance of the restricted stock in an amount equal to the excess, if any, of the fair market value of the shares at that date over the purchase price, if any, paid for the restricted stock.

*Sale of Shares.* An award recipient also generally will have to report taxable gain or loss upon the sale or other disposition of the shares received. The amount of gain or loss realized will be measured by the difference between the amount received in the sale or other disposition and the holder's basis in the shares. Any such gain or loss will be a long-term capital gain or loss if the holder has held the shares for more than twelve months, and otherwise will be a short-term capital gain or loss.

*Company Deductions; Tax Withholding.* We will generally be entitled to deduct a compensation expense equal to the amount of compensation income recognized by an award recipient. We will also be required to report the amount of such compensation to the Internal Revenue Service and, in the case of grants made to an employee, to withhold income and employment taxes based on such compensation. The recipient of the award is responsible for ensuring that adequate funds are available to us for such withholding. If a recipient's withholding obligation with respect to a stock grant, restricted stock units or restricted stock is satisfied by the delivery of shares, the recipient will be treated as having sold such shares at their fair market value, giving rise to a long-term capital gain or loss if the shares have been held for more than twelve months, and otherwise giving rise to a short-term capital gain or loss. Any loss realized on such a transaction may be subject to disallowance under rules governing wash sales.

*Section 409A of the Code.* The EIP provides that the EIP and any awards under the EIP are intended to either be exempt from the application of Section 409A of the Code or meet the requirements of paragraphs (2), (3) and (4) of subsection (a) of Section 409A of the Code and the regulations and other guidance issued thereunder, to the extent applicable, and be operated in accordance with such requirements, so that any compensation payable under any award (including any dividends and dividend equivalents) shall not be included in income under Section 409A of the Code. The EIP provides that any ambiguities in the EIP shall be construed to effect this intent.

**Vote Required**

The affirmative vote of the holders of a majority of the shares of Cubist common stock present in person or represented by proxy and entitled to vote at the 2008 Annual Meeting is required to approve the EIP.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 2**

## PROPOSAL NO. 3

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, as the Company's independent registered public accounting firm for fiscal year 2008, and the Board has ratified such appointment. The Board has directed that management submit the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for ratification by the stockholders at the 2008 Annual Meeting.

PricewaterhouseCoopers LLP, or its predecessor Coopers & Lybrand, has audited the Company's consolidated financial statements since the Company's inception in 1992. Representatives of PricewaterhouseCoopers are expected to be at the 2008 Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our By-Laws or otherwise. However, the Board is submitting this selection to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the selection of PricewaterhouseCoopers LLP, the Audit Committee will not be required to replace PricewaterhouseCoopers LLP as our independent registered public accounting firm. In the event of such a failure to ratify, the Audit Committee and the Board will reconsider whether or not to retain that firm for future service. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time if the Audit Committee determines that such a change would be in our and our stockholders' best interests.

**Vote Required**

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the 2008 Annual Meeting is required to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

**THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 3**

## TAX ADVICE

Internal Revenue Service regulations provide that, for the purpose of avoiding certain penalties under the Code, taxpayers may rely only upon opinions of counsel that meet specific requirements set forth in the regulations, including a requirement that such opinions contain extensive factual and legal discussion and analysis. Any tax advice that may be contained in this document does not constitute an opinion that meets the requirements of the regulations. Any such tax advice therefore cannot be used, and was not intended or written to be used, for the purpose of avoiding any federal tax penalties that the IRS may attempt to impose. Because such tax advice could be viewed as a "marketed opinion" under IRS regulations, those regulations required this document to state that any such tax advice was written to support the "promotion or marketing" of the matters set forth in this document.

## STOCKHOLDER PROPOSALS AND BOARD CANDIDATES

The Company's By-Laws set forth the procedures a stockholder must follow to nominate a director or to bring other business before a stockholders meeting. For stockholders who wish to nominate a candidate for director at the 2009 Annual Meeting of Stockholders, or the 2009 Annual Meeting, the Company must receive the nomination not less than 90 days or more than 120 days prior to the meeting. In the event a stockholder is given less than 100 days' prior notice of the meeting date (whether by notice mailed to the stockholder or through public disclosure), to be timely, the stockholder's notice of nomination must be received no later than the close of business on the seventh day following the day on which notice of the meeting date was mailed or publicly disclosed.

If a stockholder wishes to bring matters *other than* proposals that will be included in the proxy materials before the 2009 Annual Meeting, the Company must receive notice within the timelines described above for director nominations. If a stockholder who wishes to present a proposal fails to notify the Company in time, that stockholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of our By-Laws, the proposal is brought before the meeting, then under the SEC's proxy rules, the proxies the Company solicits with respect to the 2009 Annual Meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

If, in the alternative, a stockholder wishes to bring a proposal intended for inclusion in the Company's proxy materials to be furnished to all stockholders entitled to vote at the 2009 Annual Meeting, the Company must receive notice pursuant to SEC Rule 14a-8 no later than January 1, 2009.

It is suggested that stockholders submit their proposals either by courier or Certified Mail—Return Receipt Requested.

Please address your proposals to our Secretary at Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Securities Exchange Act.

## OTHER BUSINESS

The Board knows of no other business to be acted upon at the 2008 Annual Meeting. However, if any other business properly comes before the 2008 Annual Meeting, it is the intention of the persons named in the proxy to vote on such matters in accordance with their judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the 2008 Annual Meeting, please sign the proxy and return it, or vote by telephone or on the Internet by following the instructions on the proxy card.

# CUBIST PHARMACEUTICALS, INC.

## AMENDED AND RESTATED 2000 EQUITY INCENTIVE PLAN

(Adopted by the Board of Directors on December 15, 2000, and amended and restated by the Board of Directors on March 5, 2002, and effective upon ratification and approval by the stockholders of the Company on June 13, 2002. First Amendment effective upon approval by the Board of Directors on August 5, 2005. Amended and restated again by the Board of Directors on March 10, 2008 and April 9, 2008; with such amendments that require approval by the stockholders of the Company subject to ratification and approval by the stockholders of the Company.)

The options granted under this Amended and Restated 2000 Equity Incentive Plan are ***not*** intended to be treated as "incentive stock options" within the meaning of Section 422 of the Code.

1. *Definitions.* As used in this Amended and Restated 2000 Equity Incentive Plan of Cubist Pharmaceuticals, Inc., the following terms shall have the following meanings:

1.1. *Accelerate, Accelerated, and Acceleration,* when used with respect to an Option, means that as of the relevant time of reference such Option will become exercisable with respect to some or all of the shares of Stock for which it was not then otherwise exercisable by its terms and, when used with respect to Restricted Stock, means that the Risk of Forfeiture otherwise applicable to such Restricted Stock shall expire with respect to some or all of such Restricted Stock, and when used with respect to a Restricted Stock Unit Award, means that as of the relevant time of reference such Restricted Stock Unit Award will become vested with respect to some or all of such Restricted Stock Units for which it was not then otherwise vested by its terms.

1.2 *Award* means the grant or sale pursuant to the Plan of Restricted Stock, Restricted Stock Units, Stock Grants or Options.

1.3. *Award Agreement* means an agreement between the Company and the recipient of an Award, setting forth the terms and conditions of an Option or of a grant or sale of Restricted Stock, Restricted Stock Units or of a Stock Grant.

1.4. *Board* means the Company's Board of Directors.

1.5. *Change in Corporate Control* means (1) the closing of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Shares would be converted into cash, securities or other property, other than a merger or consolidation in which the holders of Stock immediately prior to the merger or consolidation will have the same proportionate ownership of common stock of the surviving corporation immediately after the merger or consolidation as before the merger or consolidation, or (B) any sale, lease, exchange, or other transfer in a single transaction or a series of related transactions of all or substantially all of the assets of the Company, or (2) the date on which any "person" (as defined in Section 13(d) of the Exchange Act), other than the Company or a Subsidiary or employee benefit plan or trust maintained by the Company or any of its Subsidiaries shall become (together with its "affiliates" and "associates," as defined in Rule 12b-2 under the Exchange Act) the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of

3. *Term of the Plan.* Awards may be granted hereunder at any time in the period commencing upon the effectiveness of the Plan pursuant to Section 19 and ending on December 15, 2010.

4. *Stock Subject to the Plan.* Subject to the provisions of Section 13 of the Plan, at no time shall the number of Shares issued pursuant to or subject to outstanding Awards granted under the Plan exceed 13,535,764 Shares. The Shares of Stock to be issued under the Plan, will be made available, at the discretion of the Compensation Committee, from authorized but unissued Shares or Shares held by the Company in its treasury. Options awarded shall reduce the number of Shares available for Awards by one Share for every Share so awarded. Each Stock Grant Award and each Award of Restricted Stock or Restricted Stock Units shall reduce the number of Shares available for Awards by two Shares for every one Share so awarded. If any Option expires, terminates or is cancelled for any reason without having been exercised in full, or if any Award other than an Option is forfeited by the recipient or repurchased by the Company at less than its Fair Market Value, the Shares not purchased by the Optionee or forfeited by the recipient or repurchased by the Company shall again be available for Awards to be granted under the Plan.

5. *Administration.* Subject to the provisions set forth below in this Section 5, the Plan shall be administered by the Compensation Committee. Subject to the provisions of the Plan, the Compensation Committee shall have complete authority, in its discretion, to make or to select the manner of making all needful determinations with respect to each Award to be granted by the Company in addition to any other determination allowed the Compensation Committee under the Plan, including: (a) the officer, employee or consultant to receive such Award; (b) whether the Award will be an Option, Restricted Stock, Restricted Stock Unit or Stock Grant, (c) the time of granting the Award; (d) the number of Shares subject to the Award; (e) the Option Price of any Option or purchase price of any other Award; (f) the option period of any Option; (g) the exercise date or dates or, if the Option is immediately exercisable in full on its Grant Date or if the exercisability of the Option is accelerated by the Compensation Committee in whole or in part at any time following its Grant Date, the vesting schedule, if any, applicable to the Shares issuable upon the exercise of the Option; (h) the Restriction Period and the terms of the Risk of Forfeiture applicable to an Award of Restricted Stock; (i) the vesting schedule applicable to an Award of Restricted Stock Units; (j) the effect of termination of employment, consulting or association with the Company on the subsequent exercisability of the Option or the recipient's retention of any Award; and (k) whether the Option, Restricted Stock or Restricted Stock Units may be transferred by the Holder to a third party. In making such determinations, the Compensation Committee may take into account the nature of the services rendered by the respective officers, employees and consultants, their present and potential contributions to the success of the Company and its Subsidiaries, and such other factors as the Compensation Committee in its discretion shall deem relevant. Subject to the provisions of the Plan, the Compensation Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective Award Agreements (which need not be identical), and to make all other determinations necessary or advisable for the administration of the Plan. The Compensation Committee's determinations on the matters referred to in this Section 5 shall be final, binding and conclusive on all persons having or claiming any interest under the Plan or an Award made pursuant hereto. Notwithstanding anything expressed or implied in the Plan to the contrary, (i) at any time and on any one or more occasions, the Board may itself exercise any of the powers and responsibilities assigned to the Compensation Committee under the Plan and when so acting shall have the benefit of all of the provisions of this Plan pertaining to the Compensation Committee's exercise of its authorities hereunder, and (ii) in compliance with applicable law, the

## CUBIST PHARMACEUTICALS, INC.

### AMENDED AND RESTATED
### 2000 EQUITY INCENTIVE PLAN

(Adopted by the Board of Directors on December 15, 2000, and amended and restated by the Board of Directors on March 5, 2002, and effective upon ratification and approval by the stockholders of the Company on June 13, 2002. First Amendment effective upon approval by the Board of Directors on August 5, 2005. Amended and restated again by the Board of Directors on March 10, 2008 and April 9, 2008, with such amendments that require approval by the stockholders of the Company subject to ratification and approval by the stockholders of the Company.)

The options granted under this Amended and Restated 2000 Equity Incentive Plan are ***not*** intended to be treated as "incentive stock options" within the meaning of Section 422 of the Code.

1. *Definitions.* As used in this Amended and Restated 2000 Equity Incentive Plan of Cubist Pharmaceuticals, Inc., the following terms shall have the following meanings:

1.1. *Accelerate, Accelerated, and Acceleration,* when used with respect to an Option, means that as of the relevant time of reference such Option will become exercisable with respect to some or all of the shares of Stock for which it was not then otherwise exercisable by its terms and, when used with respect to Restricted Stock, means that the Risk of Forfeiture otherwise applicable to such Restricted Stock shall expire with respect to some or all of such Restricted Stock, and when used with respect to a Restricted Stock Unit Award, means that as of the relevant time of reference such Restricted Stock Unit Award will become vested with respect to some or all of such Restricted Stock Units for which it was not then otherwise vested by its terms.

1.2 *Award* means the grant or sale pursuant to the Plan of Restricted Stock, Restricted Stock Units, Stock Grants or Options.

1.3. *Award Agreement* means an agreement between the Company and the recipient of an Award, setting forth the terms and conditions of an Option or of a grant or sale of Restricted Stock, Restricted Stock Units or of a Stock Grant.

1.4. *Board* means the Company's Board of Directors.

1.5. *Change in Corporate Control* means (1) the closing of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Shares would be converted into cash, securities or other property, other than a merger or consolidation in which the holders of Stock immediately prior to the merger or consolidation will have the same proportionate ownership of common stock of the surviving corporation immediately after the merger or consolidation as before the merger or consolidation, or (B) any sale, lease, exchange, or other transfer in a single transaction or a series of related transactions of all or substantially all of the assets of the Company, or (2) the date on which any "person" (as defined in Section 13(d) of the Exchange Act), other than the Company or a Subsidiary or employee benefit plan or trust maintained by the Company or any of its Subsidiaries shall become (together with its "affiliates" and "associates," as defined in Rule 12b-2 under the Exchange Act) the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of

100% of the Stock outstanding at the time, with the prior approval of the Board, or (3) a Hostile Change in Corporate Control.

1.6. *Code* means the United States Internal Revenue Code of 1986, as amended.

1.7. *Company* means Cubist Pharmaceuticals, Inc., a Delaware corporation.

1.8. *Compensation Committee* means a committee comprised of two or more Outside Directors, appointed by the Board, and vested by the Board with the power and authority to administer the Plan in accordance with the provisions of Section 5.

1.9. *Exchange Act* means the Securities Exchange Act of 1934, as amended.

1.10. *Fair Market Value* means on any date (i) if the Stock is traded on a stock exchange, the closing price on the date in question or, if no trades were reported on such date, the closing price on the most recent trading day preceding such date on which a trade occurred, and (ii) if the Stock is not traded on a stock exchange, the value of a Share on such date as determined by the Board or the Compensation Committee.

1.11. *Grant Date* means the date as of which an Option is granted.

1.12. *Holder* means, with respect to any Award, (i) the person to whom such Award shall have been granted under the Plan, or (ii) any transferee of such Award to whom such Award shall have been transferred in accordance with the provisions of Sections 7.7, 8.3(e), 8.3(f) or 8.4(d).

1.13. *Hostile Change in Corporate Control* means the date on which any "person" (as defined in Section 13(d) of the Exchange Act), other than the Company or a Subsidiary or employee benefit plan or trust maintained by the Company or any of its Subsidiaries shall become (together with its "affiliates" and "associates," as defined in Rule 12b-2 under the Exchange Act) the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 25% of the Stock outstanding at the time, without the prior approval of the Board.

1.14. *Incentive Option* means an "incentive stock option" within the meaning of Section 422 of the Code.

1.15. *Incumbent Directors* means, in the case of a Hostile Change in Corporate Control, those individuals who were members of the Company's Board of Directors immediately prior to such Hostile Change in Corporate Control.

1.16. *Option* means an option granted under the Plan to purchase Shares.

1.17. *Option Price* means the price paid by an Optionee for a Share upon exercise of an Option.

1.18. *Optionee* means a person eligible to receive an Option, to whom an Option shall have been granted under the Plan.

1.19. *Outside Director* shall mean a member of the Board who is not an officer, employee or consultant of the Company or any Subsidiary.

1.20. *Plan* means this Amended and Restated 2000 Equity Incentive Plan of the Company, as amended from time to time.

1.21. *Restricted Stock* means an Award pursuant to Section 8 below of shares of Stock subject to restrictions or other forfeiture conditions.

1.22. *Restricted Stock Units* means an Award pursuant to Section 8 below of the right to receive Shares upon attainment of vesting conditions set forth in the Award Agreement.

1.23. *Restriction Period* means the period established by the Compensation Committee and set forth in the applicable Award Agreement during which the Risk of Forfeiture applicable to shares of Restricted Stock remains in effect.

1.24. *Risk of Forfeiture* means a limitation on the right of the Holder to retain an Award of Restricted Stock, including a right for the Company to reacquire the Shares at less than their then Fair Market Value, arising because of the occurrence or non-occurrence of specified events or conditions.

1.25. *Retirement* means, with respect to any Optionee that is an employee of the Company, the voluntary retirement of such Optionee as an employee of the Company at any time after age 65 or such earlier age as the Compensation Committee shall determine.

1.26. *Secondary NIC* means secondary national insurance contributions as defined in the SSCBA.

1.27. *Securities Act* means the United States Securities Act of 1933, as amended.

1.28. *Shares* means shares of Stock.

1.29. *SSCBA* means the Social Security Contributions and Benefit Act 1992 of the United Kingdom.

1.30. *Stock* means common stock, $.001 par value per share, of the Company.

1.31. *Stock Equivalent* means as of the date in question, any securities of the Company exercisable, exchangeable or convertible into shares of Stock.

1.32. *Stock Grant* means an Award pursuant to Section 9 below of shares of Stock not subject to restrictions or other forfeiture conditions.

1.33. *Subsidiary* means any corporation which qualifies as a subsidiary of the Company under the definition of "subsidiary corporation" in Section 424(f) of the Code.

1.34. *UK Option* means an Option granted to an employee of the UK Subsidiary who is a resident of the United Kingdom or any Option giving rise to the UK Subsidiary's liability for Secondary NIC.fm]

1.35. *UK Subsidiary* means Cubist Pharmaceuticals (UK) Ltd., a company organized under the laws of Wales and England.

2. *Purpose.* This Plan is intended to encourage ownership of Stock by officers, employees and consultants to the Company and its Subsidiaries and to provide additional incentives for them to promote the success of the Company's business. The Plan is ***not*** intended to be an incentive stock option plan within the meaning of Section 422 of the Code. None of the Options granted hereunder will be Incentive Options.

3. *Term of the Plan.* Awards may be granted hereunder at any time in the period commencing upon the effectiveness of the Plan pursuant to Section 19 and ending on December 15, 2010.

4. *Stock Subject to the Plan.* Subject to the provisions of Section 13 of the Plan, at no time shall the number of Shares issued pursuant to or subject to outstanding Awards granted under the Plan exceed 13,535,764 Shares. The Shares of Stock to be issued under the Plan, will be made available, at the discretion of the Compensation Committee, from authorized but unissued Shares or Shares held by the Company in its treasury. Options awarded shall reduce the number of Shares available for Awards by one Share for every Share so awarded. Each Stock Grant Award and each Award of Restricted Stock or Restricted Stock Units shall reduce the number of Shares available for Awards by two Shares for every one Share so awarded. If any Option expires, terminates or is cancelled for any reason without having been exercised in full, or if any Award other than an Option is forfeited by the recipient or repurchased by the Company at less than its Fair Market Value, the Shares not purchased by the Optionee or forfeited by the recipient or repurchased by the Company shall again be available for Awards to be granted under the Plan.

5. *Administration.* Subject to the provisions set forth below in this Section 5, the Plan shall be administered by the Compensation Committee. Subject to the provisions of the Plan, the Compensation Committee shall have complete authority, in its discretion, to make or to select the manner of making all needful determinations with respect to each Award to be granted by the Company in addition to any other determination allowed the Compensation Committee under the Plan, including: (a) the officer, employee or consultant to receive such Award; (b) whether the Award will be an Option, Restricted Stock, Restricted Stock Unit or Stock Grant, (c) the time of granting the Award; (d) the number of Shares subject to the Award; (e) the Option Price of any Option or purchase price of any other Award; (f) the option period of any Option; (g) the exercise date or dates or, if the Option is immediately exercisable in full on its Grant Date or if the exercisability of the Option is accelerated by the Compensation Committee in whole or in part at any time following its Grant Date, the vesting schedule, if any, applicable to the Shares issuable upon the exercise of the Option; (h) the Restriction Period and the terms of the Risk of Forfeiture applicable to an Award of Restricted Stock; (i) the vesting schedule applicable to an Award of Restricted Stock Units; (j) the effect of termination of employment, consulting or association with the Company on the subsequent exercisability of the Option or the recipient's retention of any Award; and (k) whether the Option, Restricted Stock or Restricted Stock Units may be transferred by the Holder to a third party. In making such determinations, the Compensation Committee may take into account the nature of the services rendered by the respective officers, employees and consultants, their present and potential contributions to the success of the Company and its Subsidiaries, and such other factors as the Compensation Committee in its discretion shall deem relevant. Subject to the provisions of the Plan, the Compensation Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective Award Agreements (which need not be identical), and to make all other determinations necessary or advisable for the administration of the Plan. The Compensation Committee's determinations on the matters referred to in this Section 5 shall be final, binding and conclusive on all persons having or claiming any interest under the Plan or an Award made pursuant hereto. Notwithstanding anything expressed or implied in the Plan to the contrary, (i) at any time and on any one or more occasions, the Board may itself exercise any of the powers and responsibilities assigned to the Compensation Committee under the Plan and when so acting shall have the benefit of all of the provisions of this Plan pertaining to the Compensation Committee's exercise of its authorities hereunder, and (ii) in compliance with applicable law, the

Compensation Committee may delegate to the Chief Executive Officer of the Company the authority to make Awards under the Plan to employees who are not officers, and to consultants who are not officers, in accordance with guidelines established by the Compensation Committee or the Board at any time and from time to time.

6. *Eligibility.* An Award may be granted only to an employee, officer or consultant of one or more of the Company and its Subsidiaries. In no event shall the number of Shares covered by Options or other Awards granted under the Plan to any one person in any one calendar year exceed 500,000, as may be adjusted from time to time in accordance with Section 13.

7. *Options.*

7.1. *Time of Granting Options.* The granting of an Option shall take place at the time specified by the Compensation Committee. Only if expressly so provided in the applicable Award Agreement shall the Grant Date be the date on which an Award Agreement shall have been duly executed and delivered by the Company and the Optionee.

7.2. *Option Price.* The Option Price under each Option shall be determined by the Compensation Committee, *provided* that each Option granted to an Optionee under this Section 7 shall have an Option Price equal to at least 100% of the Fair Market Value of the Stock on the applicable Grant Date.

7.3. *Option Period.* The option period for any Option granted pursuant to this Section 7 shall be no longer than ten years from the Grant Date.

7.4. *Vesting.* An Option may be immediately exercisable or become exercisable in such installments, cumulative or non-cumulative, as the Compensation Committee may determine. Notwithstanding anything in this Section 7 or any applicable Award Agreement to the contrary, in the case of an Option not otherwise immediately exercisable in full, the Compensation Committee may Accelerate the exercisability of such Option in whole or in part at any time. In the event that the Compensation Committee Accelerates the exercisability of any Option in whole or in part at any time, the Compensation Committee may require as a condition precedent to the effectiveness of any such Acceleration that the holder of such Option shall enter into a written agreement with the Company providing, among other things, that the Shares subject to such Option shall, following their issuance upon exercise of such Option, be subject to a repurchase option in favor of the Company upon such terms as the Compensation Committee shall determine in its sole and absolute discretion.

7.5. *UK Option.* To the extent that it is lawful to do so, a UK Option may be granted subject to a condition that any liability of the UK Subsidiary (as employer of the relevant Optionee) to pay Secondary NIC in respect of the exercise of such UK Option shall be the liability of the relevant Optionee and payable by or recoverable from that Optionee in accordance with Section 12(c) of this Plan, *provided* that the Compensation Committee may in its discretion at any time or times release the Optionee from this liability or reduce his liability hereunder unless an election in the form envisaged in Paragraph 3B(1) of Schedule 1 to SSCBA has been entered into between the UK Subsidiary and that Optionee and that election (or the legislation which provides for such an election to be effective) does not allow for such an election to be subsequently varied.

7.6. *Termination of Association with the Company.* Unless the Compensation Committee shall provide otherwise with respect to any Option, if an Optionee ceases to be an employee or consultant of the Company and its Subsidiaries for any reason other than Retirement or death of such Optionee, any Option held by such Optionee and/or any subsequent Holder may be exercised by such Optionee and/or such subsequent Holder at any time within 90 days after the termination of such relationship, but only to the extent exercisable at termination and in no event after the applicable option period. If an Optionee enters Retirement or dies, any Option held by such Optionee and/or any subsequent Holder may be exercised by such Optionee, such subsequent Holder and/or the executor or administrator of such Optionee or such subsequent Holder at any time within the shorter of the applicable option period or 12 months after the date of the Optionee's Retirement or death, but only to the extent exercisable at the time of such Optionee's Retirement or death. Options which are not exercisable at the time of termination of employment or consultancy, as the case may be, between the Company and the Optionee or which are so exercisable but are not exercised within the time periods described above shall terminate. Notwithstanding the foregoing, in the event that (i) the applicable Award Agreement with respect to an Option shall contain specific provisions governing the effect that any such termination shall have on the exercisability of such Option, or (ii) the Board, shall at any time adopt specific provisions governing the effect that any such termination shall have on the exercisability of such Option, then such provisions shall, to the extent that they are inconsistent with the provisions of this Section 7.6, control and be deemed to supersede the provisions of this Section 7.6. For purposes of this Section 7.6, military or sick leave shall not be deemed a termination of employment, *provided* that it does not exceed the longer of 90 days or the period during which the absent Optionee's reemployment rights, if any, are guaranteed by statute or by contract.

7.7. *Transferability of Options.* Options shall not be transferable; *provided, however,* that Options shall be transferable by will or the laws of descent and distribution; and *provided, further,* that Options may be transferred to a third party if and to the extent authorized and permitted by the Compensation Committee at the time of grant of such Options or at any time thereafter. In granting its authorization and permission to any proposed transfer of an Option to a third party, the Compensation Committee may impose conditions or requirements that must be satisfied by the transferor or the third party transferee prior to or in connection with such transfer, including, without limitation, any conditions or requirements that may be necessary or desirable, in the sole and absolute discretion of the Compensation Committee, to ensure that such proposed transfer complies with applicable securities laws or to prevent the Company, such transferor or such third party transferee from violating or otherwise not be in compliance with applicable securities laws as a result of such transfer. The Compensation Committee may at any time and from time to time delegate to one or more officers of the Company the authority to permit transfers of Options to third parties pursuant to this Section 7.7, which authorization shall be exercised by such officer or officers in accordance with guidelines established by the Compensation Committee at any time and from time to time. The restrictions on transferability set forth in this Section 7.7 shall in no way preclude any Holder from effecting "cashless" exercises of an Option pursuant to, and in accordance with, Section 7.8(b) hereof.

7.8. *Exercise of Option.*

(a) An Option may be exercised only by giving written notice, in the manner provided in Section 17 hereof, specifying the number of Shares as to which the Option is being exercised, accompanied (except as otherwise provided in paragraphs (b) and (c) of this Section 7.8) by full payment for such Shares in the form of a check or bank draft payable to the order of the

Company or other Shares with a current Fair Market Value equal to the Option Price of the Shares to be purchased. Receipt by the Company of such notice and payment shall constitute the exercise of the Option or a part thereof. Upon receipt by the Company of any such notice of exercise with respect to a UK Option, the Company shall immediately deliver a copy thereof to the UK Subsidiary (as employer of the relevant Optionee). Subject to the provisions of the Plan (including, without limitation, Sections 10, 11 and 12) or any applicable Award Agreement, within 30 days after receipt of such notice and payment, the Company shall deliver or cause to be delivered to the Holder the number of Shares then being purchased by the Holder. Such Shares shall be fully paid and nonassessable.

(b) In lieu of payment by check, bank draft or other Shares accompanying the written notice of exercise as described in paragraph (a) of this Section 7.8, a Holder may, unless prohibited by applicable law, elect to effect payment by including with the written notice referred to in paragraph (a) of this Section 7.8 irrevocable instructions to deliver for sale to a registered securities broker acceptable to the Company that number of Shares subject to the Option being exercised sufficient, after brokerage commissions, to cover the aggregate exercise price of such Option and, if the Holder further elects, the withholding obligations of the Optionee and/or such Holder pursuant to Section 12 with respect to such exercise, together with irrevocable instructions to such broker to sell such Shares and to remit directly to the Company such aggregate exercise price and, if the Holder has so elected, the amount of such withholding obligation. The Company shall not be required to deliver to such securities broker any such Shares until it has received from the broker such exercise price and, if the Holder has so elected, the amount of such withholding obligation.

(c) No Holder shall be permitted to effect payment of any amount of the Option Price of the Shares to be purchased by executing and delivering to the Company a promissory note.

(d) The right of the Holder to exercise an Option pursuant to any provision of this Section 7.8, and the obligation of the Company to issue Shares upon any exercise of an Option pursuant to this Section 7.8, is subject to compliance with all of the other provisions of the Plan (including, without limitation, Sections 10, 11 and 12) or any applicable Award Agreement.

7.9 *Limitation of Rights in Stock.* A Holder shall not be deemed for any purpose to be a stockholder of the Company with respect to any of the Shares covered by an Option, except to the extent that the Option shall have been exercised with respect thereto and, in addition, the Company shall have issued and delivered to the Holder or his agent such Shares.

8. *Restricted Stock and Restricted Stock Units*

8.1. *Provision for Grant.* Restricted Stock and Restricted Stock Units may be granted either alone or in addition to other Options granted under the Plan at such price, if any, as the Compensation Committee may determine. The Compensation Committee shall condition the grant of Restricted Stock and Restricted Stock Units upon the completion of additional service, attainment of specified performance goals or such other factors as the Compensation Committee may determine.

8.2 *Awards.* The prospective recipient of a Restricted Stock or Restricted Stock Unit Award shall not have any rights with respect to such Award, unless and until such recipient has executed an agreement evidencing the Award, has delivered a fully executed copy thereof to the Company, and has otherwise complied with the applicable terms and conditions of such Award.

8.3 *Additional Terms and Conditions of Restricted Stock.* Grants of Restricted Stock may be made under the following additional terms and conditions and such other terms and conditions, not inconsistent with the terms of the Plan, as the Compensation Committee may prescribe:

(a) *Purchase Price.* Shares of Restricted Stock shall be issued under the Plan for such consideration, in cash, other property or services, as is determined by the Compensation Committee.

(b) *Acceptance of Awards.* Awards of Restricted Stock must be accepted within a period of 60 days (or such shorter period as the Compensation Committee may specify at grant) after the Award date, by executing an Award Agreement for Restricted Stock and paying whatever price (if any) is required pursuant to the terms of the Award.

(c) *Issuance of Certificates.* Subject to subsection (d) below, each Holder receiving an Award of Restricted Stock shall be issued a stock certificate in respect of the Shares covered by such Award of Restricted Stock. Such certificate shall be registered in the name of such Holder, and, if applicable, shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award substantially in the following form:

> The transferability of this certificate and the shares represented by this certificate are subject to the terms and conditions of the Cubist Pharmaceuticals, Inc. Amended and Restated 2000 Equity Incentive Plan and an Award Agreement entered into by the registered owner and Cubist Pharmaceuticals, Inc. Copies of such Plan and Agreement are on file in the offices of Cubist Pharmaceuticals, Inc. at 65 Hayden Avenue, Lexington, Massachusetts 02421.

(d) *Escrow of Shares.* The Compensation Committee may require that the stock certificates evidencing shares of Restricted Stock be held in custody by an officer of the Company, the designated escrow agent, until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to the Shares covered by such Award.

(e) *Restrictions and Restriction Period.* During the Restriction Period applicable to shares of Restricted Stock, such shares shall be subject to limitations on transferability and a Risk of Forfeiture arising on the basis of such conditions, related to the performance of service, Company or Subsidiary performance or otherwise, as the Compensation Committee may determine. Any such Risk of Forfeiture may be waived or terminated, in whole or in part, and/or the Restriction Period shortened, at any time by the Compensation Committee on such basis as it deems appropriate.

(f) *Transferability.* Upon any permitted transfer of shares of Restricted Stock without violating any restriction on transfer imposed pursuant to Section 8.3(e), such shares shall remain subject to any applicable terms, provisions, restrictions and limitations of such Restricted Stock, including any applicable restriction on transfer and Risk of Forfeiture.

(g) *Rights Pending Lapse of Restrictions or Forfeiture of Award.* Except as provided in this subsection (g) and subsections (e) and (f) above, the Holder shall have, with respect to the shares of Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any cash dividends. The Compensation Committee, as determined at the time of Award, may permit or require the payment of cash dividends to be deferred and, if the Compensation Committee so determines, reinvested in additional Restricted Stock to the extent shares are available under Section 4.

(h) *Effect of Termination Of Employment Or Association.* Unless otherwise determined by the Compensation Committee (either at the time of grant of the Award or at any time thereafter) and subject to the applicable provisions of the Award Agreement and this Section 8, upon termination of a Holder's employment or other association with the Company and its Subsidiaries for any reason during the Restriction Period including on an entity ceasing to be a Subsidiary of the Company, all Shares still subject to the Risk of Forfeiture shall be forfeited or otherwise subject to return to or repurchase by the Company on the terms specified in the Award Agreement; *provided, however,* that military or sick leave or other bona fide leave shall not be deemed a termination of employment or other association, if it does not exceed the longer of 90 days or the period during which the absent recipient's reemployment rights, if any, are guaranteed by statute or by contract.

(i) *Lapse of Restrictions.* If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock subject to such Restriction Period, the certificates for such Shares shall be delivered to the Holder promptly if not theretofore so delivered.

8.4 *Additional Terms and Conditions of Restricted Stock Units.* Grants of Restricted Stock Units may be made under the following additional terms and conditions and such other terms and conditions, not inconsistent with the terms of the Plan, as the Compensation Committee may prescribe:

(a) *Purchase Price.* Shares issued pursuant to an Award of Restricted Stock Units shall be issued under the Plan for such consideration, if any, in cash, other property or services, as is determined by the Compensation Committee.

(b) *Issuance of Shares.* Following the vesting of an Award of Restricted Stock Units, the Holder shall be issued the Shares underlying such Award in accordance with the terms, and at the time or times, set forth in the applicable Award Agreement. Such Shares when issued shall be registered in the name of the Holder, and, if applicable and certificated, shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award.

(c) *Vesting.* The Restricted Stock Units shall vest in such installments, cumulative or non-cumulative, as the Compensation Committee may determine or upon conditions, related to the performance or service, Company or Subsidiary performance or otherwise, as the Compensation Committee may determine. Notwithstanding anything in this Section 8 or any applicable Award Agreement to the contrary, the Compensation Committee may Accelerate the vesting of Restricted Stock Units in whole or in part at any time on such basis as it deems appropriate. In the event that the Compensation Committee Accelerates the vesting of any Restricted Stock Unit Award in whole or in part at any time, the Compensation Committee may require as a condition precedent to the effectiveness of any such Acceleration that the

Holder shall enter into a written agreement with the Company providing, among other things, that the Shares subject to such Restricted Stock Unit Award shall, following their issuance upon vesting of such Restricted Stock Unit Award, be subject to a repurchase option in favor of the Company upon such terms as the Compensation Committee shall determine in its sole and absolute discretion.

(d) *Transferability.* Restricted Stock Units shall not be transferable; *provided, however,* that Restricted Stock Units shall be transferable by will or the laws of descent and distribution; and *provided; further,* that Restricted Stock Units may be transferred to a third party if and to the extent authorized and permitted by the Compensation Committee at the time of grant of such Restricted Stock Units or at any time thereafter. In granting its authorization and permission to any proposed transfer of Restricted Stock Units to a third party, such Award shall remain subject to any applicable terms, provisions, restrictions and limitations, including vesting, and the Compensation Committee may impose additional conditions or requirements that must be satisfied by the transferor or the third party transferee prior to or in connection with such transfer, including, without limitation, any conditions or requirements that may be necessary or desirable, in the sole and absolute discretion of the Compensation Committee, to ensure that such proposed transfer complies with applicable securities laws as a result of such transfer. The Compensation Committee may at any time and from time to time delegate to one or more officers of the Company the authority to permit transfers of Restricted Stock Units to third parties pursuant to this Section 8.4(d), which authorization shall be exercised by such officer or officers in accordance with guidelines established by the Compensation Committee at any time and from time to time.

(e) *Limitations of Rights in Stock.* A Holder shall not be deemed for any purpose to be a stockholder of the Company with respect to any of the Shares covered by an Award of Restricted Stock Units, except to the extent that the Restricted Stock Units shall have vested and, in addition, the Shares shall have been issued therefore and delivered to the Holder or his agent. If so provided pursuant to the terms of the Award Agreement, the Holder of an Award of Restricted Stock Units shall be entitled to receive, following the vesting of the Award, payments equivalent to any dividends declared with respect to Shares underlying the Award. Unless the Award Agreement shall provide otherwise, any such dividend equivalents shall be paid, if at all, without interest or other earnings.

(f) *Effect of Termination of Employment or Association:* Unless otherwise determined by the Compensation Committee (either at the time of grant of the Award or at any time thereafter) and subject to the applicable provisions of the Award Agreement and this Section 8, upon termination of a Holder's employment or other association with the Company and its Subsidiaries for any reason during the vesting period including on an entity ceasing to be a Subsidiary of the Company, all unvested Shares still subject to the Restricted Stock Unit Award shall be forfeited on the terms specified in the Award Agreement; *provided, however,* that military or sick leave or other bona fide leave shall not be deemed a termination of employment or other association, if it does not exceed the longer of 90 days or the period during which the absent recipient's reemployment rights, if any, are guaranteed by statute or by contract.

9. *Stock Grants*

In recognition of significant contributions to the success of the Company or its Subsidiaries, in lieu of compensation otherwise already due and in such other limited circumstances as the Compensation Committee deems appropriate, shares of Stock may be issued either alone or in addition to other Awards granted under the Plan at such price, if any, as the Compensation Committee may determine. Stock Grant Awards shall be made without forfeiture conditions of any kind and otherwise pursuant to such terms and conditions as the Compensation Committee may determine.

10. *Restrictions on Issue of Shares.*

(a) Notwithstanding any other provision of the Plan, if, at any time, in the reasonable opinion of the Company the issuance of Shares covered by an Award may constitute a violation of law, then the Company may delay such issuance and the delivery of such Shares until (i) approval shall have been obtained from such governmental agencies, other than the Securities and Exchange Commission, as may be required under any applicable law, rule, or regulation; and (ii) in the case where such issuance would constitute a violation of a law administered by or a regulation of the Securities and Exchange Commission, one of the following conditions shall have been satisfied:

(1) the Shares are at the time of the issue of such Shares effectively registered under the Securities Act; or

(2) the Company shall have determined, on such basis as it deems appropriate (including an opinion of counsel or a no-action letter, each in form and substance reasonably satisfactory to the Company) that the sale, transfer, assignment, pledge, encumbrance or other disposition of such shares or such beneficial interest, as the case may be, does not require registration under the Securities Act or any applicable state securities laws.

The Company shall make all reasonable efforts to bring about the occurrence of said events.

(b) If the Company shall deem it necessary or desirable to register under the Securities Act or other applicable statutes any Shares with respect to which an Award shall have been granted, or to qualify any such Shares for exemption from the Securities Act or other applicable statutes, then the Company shall take such action at its own expense. The Company may require from each recipient of an Award, or each holder of Shares acquired pursuant to the Plan, such information in writing for use in any registration statement, prospectus, preliminary prospectus or offering circular as is reasonably necessary for such purpose and may require reasonable indemnity to the Company and its officers and directors from such holder against all losses, claims, damage and liabilities arising from such use of the information so furnished and caused by any untrue statement of any material fact therein or caused by the omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made.

(c) All Shares or other securities delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Compensation Committee may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the Stock is then listed, and any applicable federal or state securities law, and the Compensation Committee may, if certificated, cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

11. *Purchase for Investment.*

(a) Without limiting the generality of Section 10 hereof, if the Shares to be issued pursuant to Awards granted under the Plan have not been effectively registered under the Securities Act, the Company shall be under no obligation to issue any Shares covered by any Award unless the Holder shall have made such written representations and covenants to the Company (upon which the Company believes it may reasonably rely) as the Company may deem necessary or appropriate for purposes of ensuring that the issuance of such Shares will be exempt from the registration requirements of the Securities Act and any applicable state securities laws and otherwise in compliance with all applicable laws, rules and regulations, including but not limited to written representations that the Holder is acquiring the shares for his or her own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution of any such Shares.

(b) Each Share to be issued pursuant to Awards granted pursuant to this Plan may bear a reference to the investment representation made in accordance with this Section 11 and to the fact that no registration statement has been filed with the Securities and Exchange Commission in respect to such Shares of Stock.

12. *Withholding; Notice of Disposition of Stock Prior to Expiration of Specified Holding Period.*

(a) Whenever Shares are to be issued in satisfaction of an Award granted hereunder, the Company shall have the right to require the recipient of such Award and/or any subsequent Holder to remit to the Company an amount sufficient to satisfy federal, state, local, employment or other tax withholding requirements if, when and to the extent required by law (whether so required to secure for the Company an otherwise available tax deduction or otherwise) prior to the delivery of any such Shares. The obligations of the Company under the Plan shall be conditional on such payment and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the recipient of an Award.

(b) The Compensation Committee may, at or after grant, permit the recipient and/or subsequent Holder to satisfy any tax withholding requirements pertaining to the issuance of Shares to satisfy an Award by delivery to the Company of Shares (including, without limitation, Shares retained from the exercise or grant of the Award that is creating the tax obligation) having a value equal to the amount to be withheld. The value of Shares to be so delivered shall be based on the Compensation Committee's determination of the Fair Market Value of a Share on the date the amount of tax to be withheld is to be determined.

(c) If a UK Option is exercised and the Optionee is required under Section 7.5 hereof to either bear the cost of all or part of the Secondary NIC or to enter into an election in the form envisaged in Paragraph 3B(1) of Schedule 1 to SSCBA, then the Optionee shall by having delivered a notice of exercise with respect to such UK Option be deemed to have granted to the UK Subsidiary (as employer of the relevant Optionee) the irrevocable authority, as agent of the Optionee and on his behalf, to sell or procure the sale of sufficient Shares subject to such UK Option so that the net proceeds payable to the UK Subsidiary are so far as possible equal to but not less than the amount of the Secondary NIC which the Optionee is liable for and the UK Subsidiary shall account to the Optionee for any balance. No Shares subject to any such UK Option shall be issued to the Optionee until the UK Subsidiary has received payment of the amount of Secondary NIC for which such Optionee is liable as a result of the exercise of such UK Option.

13. *Adjustment Provisions.*

13.1 *Adjustment for Corporate Actions.* All of the share numbers set forth in the Plan reflect the capital structure of the Company as of April 9, 2008. If subsequent to such date the outstanding shares of Stock (or any other securities covered by the Plan by reason of the prior application of this Section) are increased, decreased, or exchanged for a different number or kind of shares or other securities or property (including cash), or if subsequent to such date additional shares or new or different shares or other securities or property (including cash) are distributed with respect to or in exchange for shares of Stock or other securities upon the merger, consolidation, sale of all or substantially all the property or assets of the Company, sale of all of the outstanding Stock of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other distribution with respect to shares of Stock, or other securities, (each of the foregoing events an "Adjustment Event") an appropriate and proportionate adjustment will be made in (i) the maximum number and kind of shares or other securities subject to the provisions of Section 4; (ii) the numbers and kinds of shares or other securities or property (including cash) subject to the then outstanding Options, Restricted Stock and Restricted Stock Unit Awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding Options (without change in the aggregate purchase price as to which such Options remain exercisable), and (iv) the repurchase price of each share of Restricted Stock then subject to a Risk of Forfeiture in the form of a Company repurchase right. Without limiting the generality of the foregoing provisions of this Section 13.1, upon the occurrence of an Adjustment Event, Holders of Options outstanding immediately prior to such Adjustment Event shall upon exercise of such Options at any time following such Adjustment Event be entitled to receive the shares of stock, other securities or property (including cash) that such Holders would have received as a result of such Adjustment Event if such Holders had exercised such Options immediately prior to such Adjustment Event. The provisions of this Section 13.1 (including, without limitation, the immediately preceding sentence) shall apply successively with respect to multiple Adjustment Events that occur over time.

13.2 *Change in Corporate Control.* Subject to any provisions of then outstanding Awards granting greater rights to the holders thereof, in the event of a Change in Corporate Control (a) any then Restricted Stock and Restricted Stock Units shall Accelerate, and (b) any then outstanding Options shall Accelerate. For the purposes of the preceding sentence, (i) in the case of a Change in Corporate Control that is not a Hostile Change in Corporate Control, the Board (and not the Compensation Committee, notwithstanding the responsibilities assigned to the Compensation Committee pursuant to Section 5) shall have the discretion to exclude any such Change in Corporate Control from the application of the provisions of the immediately preceding sentence, and (ii) in the case of a Hostile Change in Corporate Control, a majority of the Incumbent Directors prior to such Hostile Change in Corporate Control shall have the discretion to exclude any such Change in Corporate Control from the application of the provisions of the immediately preceding sentence. To the extent Options, Restricted Stock and Restricted Stock Units are not assumed, substituted or replaced upon a Change in Corporate Control that is not a Hostile Change in Corporate Control, the Board (and not the Compensation Committee, notwithstanding the responsibilities assigned to the Compensation Committee pursuant to Section 5) shall have the discretion to terminate such outstanding Options to the extent not exercised prior to or simultaneously with such Change in Corporate Control and to terminate such outstanding Restricted Stock and Restricted Stock Units to the extent not vested prior to or simultaneously with such Change in Corporate Control. Upon a Change in Corporate Control, each outstanding Option, Restricted Stock and Restricted Stock Unit will be appropriately adjusted simultaneously with such Change in Corporate Control in accordance with Section 13.1.

13.3 *Dissolution or Liquidation.* Upon dissolution or liquidation of the Company each outstanding Restricted Stock Award and Restricted Stock Unit Award shall terminate and each Option shall terminate, but the Optionee (if at the time in the employ of or otherwise associated with the Company or any of its Subsidiaries) shall have the right, immediately prior to such dissolution or liquidation, to exercise the Option to the extent exercisable on the date of such dissolution or liquidation.

13.4 *Related Matters.* Any adjustment in Awards made pursuant to this Section 13 shall be determined and made, if at all, by the Compensation Committee and shall include any correlative modification of terms, including of Option Prices, purchase prices, Risks of Forfeiture and applicable repurchase prices for Restricted Stock, which the Compensation Committee may deem necessary or appropriate so as to ensure the rights of the Holders in their respective Awards are not substantially diminished nor enlarged as a result of the adjustment and corporate action other than as expressly contemplated in this Section 13. No fraction of a share shall be purchasable or deliverable upon exercise, but in the event any adjustment hereunder of the number of shares covered by an Award shall cause such number to include a fraction of a share, such number of shares shall be adjusted to the nearest smaller whole number of shares.

14. *Reservation of Stock.* The Company shall at all times during the term of the Plan and, without duplication, of any outstanding Awards, reserve or otherwise keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan (if not then terminated) and such outstanding Awards and shall pay all fees and expenses necessarily incurred by the Company in connection therewith.

15. *No Special Employment or Other Rights.* Any Stock issued pursuant to Awards shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the Certificate of Incorporation, and the By-laws of the Company, if any. Nothing contained in the Plan or in any Award Agreement shall confer upon any recipient of an Award any right with respect to the continuation of his or her employment or other association with the Company (or any Subsidiary), or interfere in any way with the right of the Company (or any Subsidiary), subject to the terms of any separate employment or consulting agreement or provision of law or corporate articles or by-laws to the contrary, at any time to terminate such employment, consulting or advisory relationship or to increase or decrease the compensation of the recipient of an Award from the rate in existence at the time of the grant of an Award.

16. *Termination and Amendment of the Plan.* The Board may at any time terminate the Plan or make such modifications of the Plan as it shall deem advisable. Any termination of the Plan shall not affect the terms of any Award outstanding on the date of such termination. Unless the Board otherwise expressly provides and except to the extent otherwise provided in the next sentence, amendments of the Plan shall apply to all Awards outstanding on the date of such amendments to the same extent as if such amendments had been in effect at the time that each of such outstanding Awards were made or granted. Notwithstanding the foregoing, no amendment of the Plan may, without the consent of any recipient of an Award outstanding on the date of such amendment, (i) reduce the number of shares of Stock subject to such Award, (ii) increase the Option Price or the purchase price, as the case may be,

of such Award, or (iii) change the vesting schedule or the Risk of Forfeiture, as the case may be, of such Award in a manner that adversely affects the rights of the recipient under such Award. The Compensation Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, *provided* that the Award as amended is consistent with the terms of the Plan, and *provided, further,* that no such amendment of such Award may, without the consent of any recipient of such Award hereunder, (x) reduce the number of shares of Stock subject to such Award, (y) increase the Option Price or the purchase price, as the case may be, of such Award, or (z) change the vesting schedule or the Risk of Forfeiture, as the case may be, of such Award in a manner that adversely affects the rights of the recipient under such Award. Notwithstanding the foregoing or anything to the contrary in the Plan, no repricing of outstanding Awards shall be permitted under the Plan without first receiving approval from the holders of Stock representing not less than a majority of the then outstanding Shares. For this purpose, the term "repricing" shall mean any of the following or any other action that has the same effect: (i) lowering the Option Price of an Option after it is granted, (ii) buying-out an outstanding Option at a time when its Option Price exceeds the Fair Market Value of the Stock for cash or shares, (iii) any other action that is treated as a repricing under generally accepted accounting principles, or (iv) canceling an Option at a time when its Option Price exceeds the Fair Market Value of the Stock in exchange for another Option, Restricted Stock, Restricted Stock Units, a Stock Grant or other equity of the Company, unless the cancellation and exchange occurs in connection with a Change in Corporate Control. Notwithstanding anything in this Section 16 to the contrary, the consent of the recipient of an Award to an amendment of the Plan or of the Award shall not be required if the Board or Compensation Committee, as the case may be, determines in its sole discretion and prior to the date of any Change in Corporate Control that such amendment either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation, including without limitation, the provisions of Section 409A of the Code (and any successor provisions of the Code) and the regulations and other guidance issued thereunder, or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

17. *Notices and Other Communications.* All notices and other communications required or permitted under the Plan shall be effective if in writing and if delivered or sent by certified or registered mail, return receipt requested (a) if to the Holder, at his or her residence address last filed with the Company, and (b) if to the Company, at 65 Hayden Avenue, Lexington, Massachusetts 02421, Attention: General Counsel or to such other persons or addresses as the Holder or the Company may specify by a written notice to the other from time to time. Copies of all notices sent to any Holder that is not the recipient of an Award shall also be sent to the Holder in the manner set forth in this Section 17.

18. *Exemption From or Compliance with Section 409A of the Code.* The Company intends that the Plan and any Awards granted hereunder either be exempt from the application of Section 409A of the Code or meet the requirements of paragraphs (2), (3) and (4) of subsection (a) of Section 409A of the Code (and any successor provisions of the Code) and the regulations and other guidance issued thereunder (the "Requirements"), to the extent applicable, and be operated in accordance with such Requirements, so that any compensation payable under any Award (including any dividends and dividend equivalents) shall not be included in income under Section 409A of the Code. Any ambiguities in the Plan shall be construed to effect the intent as described in this Section 18.

19. *Effectiveness.* The Plan, originally called the 2000 Nonstatutory Stock Option Plan, was originally adopted on December 15, 2000 by the Board. The Plan was amended and restated by the

Board on March 5, 2002, and the Plan, as so amended and restated, was ratified and approved by the stockholders of the Company on June 13, 2002. The Plan was amended by the Board on August 5, 2005 and further amended and restated by the Board on March 10, 2008 and April 9, 2008, with such amendments to the Plan that require approval of the Company's stockholders subject to the approval of the Company's stockholders.

CUBIST PHARMACEUTICALS

C 1234567890

MR ANDREW SAMPLE
1234 AMERICA DRIVE
ANYWHERE, IL 60661

**IMPORTANT ANNUAL STOCKHOLDERS' MEETING INFORMATION — YOUR VOTE COUNTS!**

## Notice of Internet Availability of Proxy Materials

123456 C0123456789 12345

### Important Notice Regarding the Internet Availability of Proxy Materials for the 2008 Annual Meeting of Stockholders of Cubist Pharmaceuticals, Inc. to be Held on June 11, 2008.

Under new Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual stockholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on are on the reverse side. Your vote is important!

**This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to stockholders are available at:**

**www.envisionreports.com/CBST**

### Easy Online Access — A Convenient Way to View Proxy Materials and Vote

**When you go online to view materials, you can also vote your shares.**

**Step 1:** Go to **www.envisionreports.com/CBST** to view the materials.
**Step 2:** Click on **Cast Your Vote or Request Materials.**
**Step 3:** Follow the instructions on the screen to log in.
**Step 4:** Make your selection as instructed on each screen to select delivery preferences and vote.

**When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.**

**Obtaining a Copy of the Proxy Materials – If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before June 1, 2008 to facilitate timely delivery.**

017909

<STOCK#> 00W8DD

## Notice of Internet Availability of Proxy Materials

**The 2008 Annual Meeting of Stockholders of Cubist Pharmaceuticals, Inc. will be held on June 11, 2008 at 55 Hayden Avenue, Lexington, MA 02421, at 8:30 a.m. Eastern Time.**

**Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.**

**The Board of Directors recommends that you vote FOR all the nominees listed and FOR Proposals 2 and 3:**

1. Election of the Class III Directors: 01 - Martin Rosenberg, 02 - J. Matthew Singleton, 03 - Michael B. Wood.
2. A proposal to amend our Amended and Restated 2000 Equity Incentive Plan, or EIP, to increase the number of shares issuable under the EIP by 2,000,000 shares.
3. A proposal to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

**PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card.**

## Directions to the 2008 Annual Meeting of Stockholders of Cubist Pharmaceuticals, Inc.

To obtain directions to attend the 2008 Annual Meeting of Stockholders and vote in person, please visit www.cubist.com.

### Here's how to order a copy of the proxy materials and select a future delivery preference:

**Paper copies:** Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

**Email copies:** Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

**PLEASE NOTE:** You must use the numbers in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/CBST**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a paper or email copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 using a touch-tone phone and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials Cubist" in the subject line. Include in the message your full name and address, plus the three numbers located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by June 1, 2008.

## Executive Officers

Michael W. Bonney
*President and Chief Executive Officer*

Robert J. Perez, M.B.A.
*Executive Vice President and Chief Operating Officer*

Lindon M. Fellows
*Senior Vice President, Technical Operations*

Steven C. Gilman, Ph.D.
*Senior Vice President, Discovery and Non-Clinical Development and Chief Scientific Officer*

Christopher D.T. Guiffre, J.D., M.B.A.
*Senior Vice President, General Counsel and Secretary*

David W.J. McGirr, M.B.A.
*Senior Vice President and Chief Financial Officer*

## Board of Directors

Kenneth M. Bate, M.B.A
*Lead Director*

Michael W. Bonney
*Director*

Sylvie Grégoire, Pharm.D.
*Director*

David W. Martin, Jr., M.D.
*Director*

Walter R. Maupay, Jr., M.B.A.
*Director*

Martin Rosenberg, Ph.D.
*Director*

J. Matthew Singleton, M.B.A., C.P.A.
*Director*

Martin H. Soeters
*Director*

Michael B. Wood, M.D.
*Director*

## Transfer Agent

Computershare Trust Company, N.A.
*P.O. Box 43078*
*Providence, RI 02940-3078*
*(877) 282-1168*
*www.computershare.com*

## Public Accountants

PricewaterhouseCoopers LLP
*125 High Street*
*Boston, MA 02110*
*(617) 530-5000*
*www.pwc.com*

## Corporate Attorneys

Bingham McCutchen LLP
*150 Federal Street*
*Boston, MA 02110-1726*
*(617) 951-8000*
*www.bingham.com*

## Cubist Investor Relations

(781) 860-8100
ir@cubist.com

## Annual Meeting of Stockholders

Cubist Pharmaceuticals, Inc.
*55 Hayden Avenue*
*Lexington, MA 02421*
*(781) 860-8660*
*www.cubist.com*

Wednesday, June 11, 2008
8:30 a.m. Eastern Time

information as of April 14, 2008

END

CUBIST

PHARMACEUTICALS

65 Hayden Avenue
Lexington, MA 02421
P (781) 860-8660
F (781) 861-0566